Form 20-F
period 2025-03-31
OneConstruction Group Ltd
filed 2025-08-12
CIK 2030834

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from           to

Commission file number: 001-42457

OneConstruction Group Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 11, 5/F, Tower 1, Harbour Centre, 1 Hok Cheung Street, Hunghum,
Kowloon, Hong Kong
(+852) 2123 8400

(Address of principal executive offices)

Ka Chun Gordon Li, General Manager

Telephone: (+852) 2123 8400

Email: gli@oneconstruction.com.hk

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	ONEG	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 13,000,000 ordinary shares, no par value, were outstanding as of March 31, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“Amended and Restated Memorandum and Articles” are to the amended and restated memorandum and articles of association of our Company adopted by our Company with effect as of December 20, 2024;

●	“BVI” are to the British Virgin Islands;

●	“BVI Companies Act” are to the BVI Business Companies Act, 2004 (as amended), as amended from time to time;

●	“Companies Act” are to the Companies Act (as revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time;

●	“Companies Ordinance” are to the Companies Ordinance of Hong Kong (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;

●	“Company,” “we,” “us,” “our,” “our Company” or “OneC Group” are to OneConstruction Group Limited, an exempted company incorporated in the Cayman Islands with limited liability on June 14, 2024;

●	“Controlling Shareholder” are to the ultimate beneficial owner of the Company, Rich Plenty;

●	“COVID-19” are to the Coronavirus Disease 2019;

●	“EPD” are to the Environmental Protection Department of the government of Hong Kong;

●	“Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended;

●	“HKD” or “HK$” are to Hong Kong dollar(s), the lawful currency of Hong Kong;

●	“Hong Kong” are to Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Independent Third Party” are to a person or company who or which is independent of and is not a 5% owner of, does not control and is not controlled by or under common control with any 5% owner and is not the spouse or descendant (by birth or adoption) of any 5% owner of the Company;

●	“Memorandum and Articles” are to the memorandum and articles of association of our Company adopted on June 14, 2024;

●	“Nasdaq” are to Nasdaq Stock Market LLC;

●	“OneC Development” are to OneConstruction Development Limited, a company incorporated under the laws of BVI and a wholly owned subsidiary of OneC Group;

●	“OneC Engineering” are to OneConstruction Engineering Projects Limited, a company incorporated under the laws of Hong Kong with limited liability, an indirect wholly owned subsidiary of OneC Group and our operating subsidiary conducting business operations in Hong Kong;

●	“OneC Group” are to OneConstruction Group Limited, an exempted company incorporated in the Cayman Islands with limited liability on June 14, 2024;

●	“OneC Services” are to OneConstruction Services Limited, a company incorporated under the laws of Hong Kong with limited liability and an indirect wholly owned subsidiary of OneC Group;

ii

●	“Ordinary Shares” are to our ordinary shares, par value $0.0001 per ordinary share;

●	“PCAOB” are to Public Company Accounting Oversight Board;

●	“PRC” or “China” refer to the People’s Republic of China including Hong Kong and Macau and, excluding, for the purpose of this annual report, Taiwan;

●	“Rich Plenty” are to our Controlling Shareholder, Rich Plenty Limited, a BVI holding company 100% owned by Ms. He Yun;

●	“SEC” or “Securities and Exchange Commission” are the United States Securities and Exchange Commission;

●	“Securities Act” are to the U.S. Securities Act of 1933, as amended; and

●	“U.S. dollars,” “$,” “USD,” “dollars” or “US$” are to United States dollar(s), the lawful currency of the United States.

OneC Group is a holding company with operations conducted in Hong Kong through its operating subsidiary, OneC Engineering. Our reporting currency is Hong Kong dollars. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. The assets and liabilities of the Company are translated into U.S. dollars from Hong Kong dollars at the year-end exchange rate, while its revenues and expenses are translated at the average exchange rate during the year. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Unless otherwise stated, all other translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this annual report were calculated at the rate of US$1 = HK$7.8.

The year-end and year-average exchange rates are as follows:

	2025		2024		2023
	Year-end	Year average	Year-end	Year- average	Year- average
U.S. Dollar: Hong Kong dollars	7.7230	7.8109	7.7685	7.8343	7.8198

iii

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

Our Corporate History

OneC Development, our wholly-owned subsidiary and a company incorporated under the laws of the BVI in April 2021, is the sole shareholder of our principal subsidiaries, namely, OneC Engineering and OneC Services.

In June 2024, we underwent a reorganization (the “Reorganization”) to our legal structure such that (i) on June 11, 2024, Rich Plenty acquired OneC Development from its previous shareholder, Glamour Blessing Limited; (ii) we were incorporated under the laws of Cayman Islands on June 14, 2024, with Rich Plenty being our sole shareholder; and (iii) Rich Plenty transferred 100% of its interest in OneC Development to us on June 28, 2024. As a result of the Reorganization completed on June 28, 2024, we became the holding company of OneC Development and its subsidiaries (namely, OneC Engineering and OneC Services). Since OneC Development and its subsidiaries have been under the common control of the same controlling shareholder, Rich Plenty, both before and after the Reorganization, the consolidation of the OneC Group and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. As of the date of this annual report, we conduct our business operations in Hong Kong solely through our operating subsidiary, OneC Engineering.

History of Share Issuances

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Ordinary Shares
1 issued to Rich Plenty	June 14, 2024	1	$0.0001
11,249,999 issued to Rich Plenty	July 10, 2024	11,249,999	$1,124.9999

On January 2, 2025, the Company completed its initial public offering (the “IPO”) of 1,750,000 Ordinary Shares at a public offering price of $4.00 per share. The gross proceeds raised from the IPO were approximately $7.0 million before deducting underwriting discounts and the offering expenses payable by the Company.

Our Corporate Structure

The following diagram illustrates our corporate structure as of the date of this annual report. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%.

Ms. He Yun
100%
Rich Plenty Limited
(BVI)
Public
Shareholders
69.23%
30.77%
100%
OneC Group
(Cayman Islands)
100%
OneC Development
(BVI)
100%
OneC Engineering
(Hong Kong)
OneC Services
(Hong Kong)

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in the section captioned “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Risks Associated with our Corporate Structure and being based in Hong Kong

Our operations are primarily located in Hong Kong, a Special Administrative Region of the People’s Republic of China (“China” or the “PRC”), and therefore, we may be subject to unique risks due to uncertainty of the interpretation and the application of PRC laws and regulations. As of the date of this annual report, we are not subject to the PRC government’s direct influence or discretion over the manner in which we conduct business activities outside of the PRC. However, due to long-arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. We are also subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong in this regard.

Should the PRC government choose to exercise significant oversight and discretion over the conduct of our business, they may intervene in or influence our operations. Such governmental actions:

●	could result in a material change in our operations and/or the value of our securities;

●	could significantly limit or completely hinder our ability to continue our operations;

●	could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors; and

●	may cause the value of our securities to significantly decline or be worthless.

We have direct ownership of our operating entity in Hong Kong and currently do not have or intend to have any contractual arrangement to establish a variable interest entity (“VIE”) structure with any entity in mainland China. We are still subject to certain legal and operational risks associated with our operating subsidiary, OneC Engineering, being based in Hong Kong and having all its operations to date in Hong Kong. Additionally, the legal and operational risks associated in mainland China may also apply to operations in Hong Kong, and we face the risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security, and anti-monopoly concerns, would be applicable to a company such as OneC Engineering or OneC Group, given the substantial operations of OneC Engineering in Hong Kong and the Chinese government may exercise significant oversight over the conduct of business in Hong Kong. These risks could result in material changes in our operations and/or the value of our securities or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including a cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement, which may in the future impact our ability to conduct out business, accept foreign investments or list on a U.S. or other foreign exchange if we were to become subject to such regulations. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impacts such modified or new laws and regulations will have on our business operations, our ability to accept foreign investments and the value of our Ordinary Shares on a U.S. or other foreign exchanges. If certain PRC laws and regulations were to become applicable to a company such as OneC Group in the future, the application of such laws and regulations may have a material adverse impact on our business, financial condition and results of operations and our ability to offer or continue to offer securities to investors, any of which may cause the value of our securities, including the Ordinary Shares, to significantly decline or become worthless. See “— D. Risk Factors — Risks Related to Our Corporate Structure — Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In the future, we may be subject to PRC laws and regulations related to the current business operations of our operating subsidiary and any changes in such laws and regulations and interpretations may impair its ability to operate profitably, which could result in a material negative impact on its operations and/or the value of our Ordinary Shares.”, “— D. Risk Factors — Risks Related to Doing Business in Hong Kong — The enactment of the Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong operating subsidiary.” and “— D. Risk Factors — Risks Related to Doing Business in Hong Kong — The Hong Kong legal system embodies uncertainties that could limit the availability of legal protections.” Additionally, on February 17, 2023, with the approval of the State Council of the PRC (the “State Council”), the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, mainland China domestic companies that seek to offer and list securities in overseas markets, either by direct or indirect means, are required to fulfill the filing procedures with the CSRC and report relevant information. OneC Group is a holding company incorporated in the Cayman Islands with an operating entity based in Hong Kong. As of the date of this annual report, the CSRC’s approval is not required for the listing and trading of our Ordinary Shares on a U.S. exchange as provided under the M&A Rules, and we are not subject to filing requirements with the CSRC under the Trial Measures. See “— D. Risk Factors — Risks Related to Our Corporate Structure — We may become subject to a variety of PRC laws and other obligations regarding M&A Rules and data security, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.”

As of the date of this annual report, our operations in Hong Kong are not subject to the review nor prior approval of the Cyberspace Administration of China (the “CAC”) nor the CSRC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals, or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer our Ordinary Shares to investors and could cause the value of such securities to significantly decline or be worthless and even delisting of our Ordinary Shares. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of the investment of holders of our Ordinary Shares in the future.

Data security in Hong Kong is primarily governed by the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”). The PDPO regulates the conduct of data users, which is defined as a person who, either alone or jointly or in common with other persons, controls the collection, holding, processing or use of data. Non-compliance with the PDPO may lead to a variety of civil and criminal sanctions, such as fines, imprisonment and civil compensation to the aggrieved data subjects. See “— D. Risk Factors — Risks Related to Doing Business in Hong Kong — If we or our Hong Kong operating subsidiary fails to comply with Hong Kong’s Personal Data (Privacy) Ordinance and any other existing or future data privacy related laws, regulations and governmental orders, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.”

To address anti-monopoly concerns, the Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (the “Competition Ordinance”) prohibits (i) anti-competitive agreements if the object or effect of the agreement, concerted practice or decision is to prevent, restrict or distort competition in Hong Kong, (ii) conduct that prevents, restricts or distorts competition in Hong Kong, and (iii) mergers that substantially lessen competition in Hong Kong (collectively the “Competition Rules”). Penalties for infringement of the Competition Ordinance that may be imposed by the authority in Hong Kong include, but are not limited to, a pecuniary penalty (for violations of the Competition Rules, which penalty may be up to 10% of the total gross revenues of the offending company obtained in Hong Kong for up to three years in which the contravention occurs), a financial penalty (for violations relating to unlawful indemnification of another person, which penalty is not to exceed twice the value of such indemnification), and a disqualification order against a director. Contravention of the PDPO and the Competition Ordinance could, therefore, adversely affect our operating subsidiary’s business operation and our financial results. See “— D. Risk Factors — Risks Related to Doing Business in Hong Kong — Failure to comply with Hong Kong Competition Law may result in material and adverse effect on our business, financial condition and results of operations.

Furthermore, as more stringent criteria, including the Holding Foreign Companies Accountable Act (the “HFCA Act”), have been imposed by the SEC and the Public Company Accounting Oversight Board (“PCAOB”), recently, our Ordinary Shares may be prohibited from trading if our auditor cannot be fully inspected. Our auditor, Audit Alliance LLP, the independent registered public accounting firm headquartered in Singapore that issues the audit report included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess Audit Alliance LLP’s compliance with applicable professional standards. See “— D. Risk Factors — Risks Related to to Doing Business in Hong Kong — Although the audit report included in this annual report is prepared by an auditor who is currently inspected by the PCAOB, there is no guarantee that future audit reports will be issued by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before the securities may be prohibited from trading or delisted.” On August 26, 2022, CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act, or the Accelerating HFCA Act, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 29, 2022, legislation titled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by former President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating HFCA Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected.

Our management monitors the cash position of our operating subsidiary and prepares budgets on a monthly basis to ensure the necessary funds to fulfill obligations for the foreseeable future are available and to ensure adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, it will be reported to our chief financial officer and be subject to approval by our board of directors.

For OneC Group to transfer cash to its subsidiaries, OneC Group is permitted under the laws of the Cayman Islands and the Amended and Restated Memorandum and Articles to provide funding to our subsidiaries incorporated in the BVI and Hong Kong through loans or capital contributions. OneC Group’s wholly owned subsidiary formed under the laws of the BVI, OneConstruction Development Limited (“OneC Development”), is permitted under the laws of the BVI to provide funding to our Hong Kong operating subsidiary, OneC Engineering, subject to certain restrictions set forth in the BVI Companies Act and the memorandum and articles of association of OneC Development. As a holding company, OneC Group may rely on dividends and other distributions on equity paid by its subsidiaries for its cash and financing requirements. According to the BVI Companies Act, a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. According to the Companies Ordinance, a Hong Kong company may only make a distribution out of profits available for distribution. If any of OneC Group’s subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to OneC Group. During the fiscal years ended March 31, 2025 and 2024 and up to the date of this annual report, OneC Group did not declare or pay any dividends. We do not have any current intention to distribute any earnings. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent upon receipt of funds from our Hong Kong operating subsidiary, OneC Engineering, by way of dividend payments. See “— Dividend Distributions, Cash Transfer, and Tax Consequences.” for further details.

As of the date of this annual report, the Company has 16,000,000 Ordinary Shares issued and outstanding. Our largest shareholder, Rich Plenty, beneficially owns 56.25% of the total issued and outstanding Ordinary Shares, representing 56.25% of the total voting power. As a result, Rich Plenty has the ability to control the outcome of matters submitted to the shareholders for approval. As such, we are deemed a “controlled company” under Nasdaq Listing Rules 5615(a)(7), and we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders. See “— D. Risk Factors — Risks Related to Our Corporate Structure — As of the date of this annual report, Rich Plenty, our largest shareholder, continues to own more than a majority of the voting power of our outstanding Ordinary Shares. As a result, Rich Plenty has the ability to control the outcome of matters submitted to the shareholders for approval. Additionally, we are deemed a controlled company and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.” and “Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES — A. Directors and Senior Management — Controlled Company.”

Dividend Distributions, Cash Transfer, and Tax Consequences

We have not previously declared or paid cash dividends and have no plan to declare or pay any dividends in the near future on our Ordinary Shares. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects, and any other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

The declaration, amount, and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable Cayman Islands laws regarding solvency. Our board of directors will take into account general economic and business conditions; our financial condition and results of operations; our available cash and current and anticipated cash needs; capital requirements; contractual, legal, tax, and regulatory restrictions; and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Subject to the Companies Act and our Amended and Restated Memorandum and Articles, our Company in a general meeting may declare dividends in any currency to be paid to the members but no dividend shall be declared in excess of the amount recommended by our board of directors. Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. Subject to a solvency test, as prescribed in the Companies Act, and the provisions, if any, of our Amended and Restated Memorandum and Articles, a company may pay dividends and distributions out of its share premium account. In addition, based upon English case law which is likely to be persuasive in the Cayman Islands, dividends may be paid out of profits.

As we are a holding company with no substantial business operations, we will rely on dividends paid to us by our subsidiaries for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur, and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our subsidiaries. According to the BVI Companies Act, a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. According to the Companies Ordinance, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us.

Our management monitors the cash position of our operating subsidiary, OneC Engineering, and prepares budgets on a monthly basis to ensure, the necessary funds to fulfill obligations for the foreseeable future are available and to ensure adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, it will be reported to our Chief Financial Officer and subject to approval by our board of directors.

The ability of the Company to transfer cash to its subsidiaries is subject to the following: the Company is permitted under the laws of the Cayman Islands and its Amended and Restated Memorandum and Articles to provide funding to our subsidiaries incorporated in the BVI and Hong Kong through loans or capital contributions. The Company’s subsidiary formed under the laws of the BVI is permitted under the laws of the BVI to provide funding to our Hong Kong operating subsidiary, subject to certain restrictions set forth in the BVI Companies Act and memorandum and articles of association of our subsidiary incorporated under the laws of the BVI.

The ability of OneC Engineering, the direct subsidiary of OneC Development, to transfer cash to the Company is subject to the following: according to the BVI Companies Act, OneC Development may make dividend distributions to the extent that immediately after a distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due.

The ability of OneC Engineering to transfer cash to our Company is subject to the following: according to the Companies Ordinance, OneC Engineering may only make a distribution out of profits available for distribution. Other than the above, we have not adopted or maintained any cash management policies and procedures as of the date of this annual report.

During the years ended March 31, 2025 and 2024 and up to the date of this annual report, the Company did not declare or pay any dividends and there was no transfer of assets among the Company and its subsidiaries.

If we decide to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiaries by way of dividend payments. We are permitted under the laws of Cayman Islands and our Amended and Restated Memorandum and Articles to provide funding to our subsidiaries through loans or capital contributions and subject to the restrictions in the BVI Companies Act and the Companies Ordinance mentioned above, OneC Development and OneC Engineering are permitted under the laws of the BVI and the laws of Hong Kong, respectively, to provide funding to the Company through dividend distributions from OneC Engineering to OneC Development and then to the Company.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

There are no statutory prohibitions in the Cayman Islands on the granting of financial assistance by a company to another person for the purchase of, or subscription for, its own, its holding company’s or a subsidiary’s shares. Therefore, a company may provide financial assistance provided that the directors of the company, when proposing to grant such financial assistance, discharge their duties of care and act in good faith, for a proper purpose and in the interests of the company. Such assistance should be on an arm’s-length basis. Subject to the Companies Act and our Amended and Restated Memorandum and Articles, our Company in a general meeting may declare dividends in any currency to be paid to the members but no dividend shall be declared in excess of the amount recommended by our board of directors. Subject to a solvency test, as prescribed in the Companies Act, and the provisions, if any, of the company’s memorandum and articles of association, a company may pay dividends and distributions out of its share premium account. In addition, based upon English case law that is likely to be persuasive in the Cayman Islands, dividends may be paid out of profits. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders in the Cayman Islands.

According to the BVI Companies Act 2004, a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due.

Under Hong Kong law, dividends may only be paid out of distributable profits (that is, accumulated realized profits so far as not previously utilized by distribution or capitalization less accumulated realized losses so far as not previously written off in a reduction or reorganization of capital), as permitted under Hong Kong law. Dividends cannot be paid out of share capital. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of Hong Kong dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor there is any restriction on foreign exchange to transfer cash between OneC Group and its subsidiaries, across borders and to U.S. investors, nor there is any restrictions and limitations to distribute earnings from our business and subsidiaries, to OneC Group and ultimately to U.S. investors. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us.

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Corporate Structure

We rely on dividends and other distributions on equity paid by our subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

OneC Group is a holding company, and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and to service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. If any of our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

There are no statutory prohibitions in the Cayman Islands on the granting of financial assistance by a company to another person for the purchase of, or subscription for, its own, its holding company’s or a subsidiary’s shares. Therefore, a company may provide financial assistance provided that the directors of the company, when proposing to grant such financial assistance, discharge their duties of care and act in good faith, for a proper purpose and in the interests of the company. Such assistance should be on an arm’s-length basis. Subject to a solvency test, as prescribed in the Companies Act, and the provisions, if any, of the company’s memorandum and articles of association, a company may pay dividends and distributions out of its share premium account. In addition, based upon English case law which is likely to be persuasive in the Cayman Islands, dividends may be paid out of profits.

According to the BVI Companies Act, a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. According to the Companies Ordinance, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us. Any limitation on the ability of our Hong Kong subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little or no advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In the future, we may be subject to PRC laws and regulations related to the current business operations of our operating subsidiary and any changes in such laws and regulations and interpretations may impair its ability to operate profitably, which could result in a material negative impact on its operations and/or the value of our Ordinary Shares.

Although we have direct ownership of our operating entities in Hong Kong and currently do not have or intend to have any subsidiary or any contractual arrangement to establish a VIE structure with any entity in mainland China, we are still subject to certain legal and operational risks associated with our operating subsidiary, OneC Engineering, being based in Hong Kong and having all of its operations to date in Hong Kong. Additionally, the legal and operational risks associated in mainland China may also apply to operations in Hong Kong, and we face the risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to a company such as OneC Engineering or OneC Group, given the substantial operations of OneC Engineering in Hong Kong and the Chinese government may exercise significant oversight over the conduct of business in Hong Kong. In the event that we or our Hong Kong subsidiary were to become subject to PRC laws and regulations, we could incur material costs to ensure compliance, and we or our Honk Kong subsidiary might be subject to fines, experience devaluation of securities or delisting, no longer be permitted to conduct offerings to foreign investors, and/or no longer be permitted to continue business operations as presently conducted. Our organizational structure involves risks to the investors, and Chinese regulatory authorities could disallow this structure, which would likely result in a material change in OneC Engineering’s operations and/or a material change in the value of the securities OneC Group is registering for sale, including the risk that such event could cause the value of such securities to significantly decline or become worthless. Moreover, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our operating subsidiary’s operations at any time could result in a material change in our operating subsidiary’s operations, which could, in turn, adversely impact the value of our Ordinary Shares.

We may become subject to a variety of PRC laws and other obligations regarding M&A Rules and data security, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of domestic companies in mainland China and controlled by companies or individuals of mainland China to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In addition, on February 17, 2023, with the approval of the State Council, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, mainland China domestic companies that seek to offer and list securities in overseas markets, either by direct or indirect means, are required to fulfill the filing procedures with the CSRC and report relevant information.

OneC Group is a holding company incorporated in the Cayman Islands with an operating entity based in Hong Kong, as of the date of this annual report, we have no subsidiary, VIE structure or any direct operations in mainland China, nor do we intend to have any subsidiary or VIE structure or to acquire any equity interests in any domestic companies in mainland China, and we are not controlled by any companies or individuals of mainland China. Moreover, pursuant to the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is, as of the date of this annual report, mainly confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). Therefore, as of the date of this annual report, the CSRC’s approval was not required for the listing and trading of our Ordinary Shares on a U.S. exchange as provided under the M&A Rules, and we are not subject to filing requirements with the CSRC under the Trial Measures.

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including a cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over mainland China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

In addition, on January 4, 2022, the CRM were published and became effective on February 15, 2022, which were originally promulgated by the CAC on April 13, 2020, and, as revised on July 10, 2021, required that, among other things, and in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and which further elaborate on the factors to be considered when assessing the national security risks of the relevant activities. The publication of the Measures indicates greater oversight by the CAC over data security, which may impact our business in the future. As of the date of this annual report, our Hong Kong subsidiary, OneC Engineering, does not have any mainland China individuals as clients. However, OneC Engineering may collect and store certain data (including certain personal information) from its customers for “Know Your Clients” purposes, which may include mainland China individuals in the future. As of the date of this annual report, we do not expect the CRM to have an impact on our business or operations to subject us or our Hong Kong subsidiary to permission requirements from the CAC or any other government agency that is required to approve our subsidiary’s operations, as we do not believe that we will be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S., because (i) all of our subsidiary’s operations are conducted by our Hong Kong subsidiary which currently solely serve the Hong Kong local market, we currently have no operations in mainland China; (ii) we do not have or intend to have any subsidiary nor do we have or intend to establish a VIE structure with any entity in mainland China and the CRM remain unclear whether they shall be applied to a company like us; (iii) as of date of this annual report, we have neither collected nor stored any personal information of any mainland China individual or within mainland China, nor do we entrust or expect to be entrusted by any individual or entity to conduct any data processing activities of any mainland China individual or within mainland China; (iv) as of the date of this annual report, we have not been informed by any PRC governmental authority of any requirement that we must file for a cybersecurity review; and (v) pursuant to the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is, as of the date of this annual report, mainly confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If we were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, or if other regulations promulgated in relation to the CRM are deemed to apply to us, our subsidiary’s business operations and the listing of our Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review or we and our subsidiary might be covered by permission from the CAC or any other government agency that is required to approve our subsidiary’s operations in the future. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It also remains highly uncertain what the potential impact such modified or new laws and regulations will have on our subsidiary’s daily business operations, its ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. If any or all of the foregoing were to occur, it may significantly limit or completely hinder our ability to complete any of our future offerings or cause the value of our Ordinary Shares to significantly decline or become worthless.

As of the date of this annual report, we are advised by Hong Kong counsel, Haldanes, that we are not required to obtain permission or approval from Hong Kong authorities to offer the securities being registered to foreign investors. Should there be any change in applicable laws, regulations, or interpretations, and we or any of our subsidiaries are required to obtain such permissions or approvals in the future, we will strive to comply with the then applicable laws, regulations, or interpretations.

As of the date of this annual report, neither we nor our subsidiary, OneC Engineering, is subject to the M&A Rules, the Trial Measures, the CRM or the regulations or policies that have been issued by the CSRC or the CAC, nor are we currently covered by permission requirements from the CSRC, the CAC or any other PRC governmental agency that is required to approve our listing on the U.S. exchanges and offering securities. Hence, based on the foregoing, since we are not subject to the regulations or policies issued by the CAC to date, we believe that we are currently not required to be compliant with such regulations and policies issued by the CAC as of the date of this annual report. Further, as of the date of this annual report, neither we nor OneC Engineering has ever applied for any such permission or approval, as we currently are not subject to the M&A Rules or the regulations and policies issued by the CAC. However, if there is significant change to current political arrangements between mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or are denied permission from mainland China or Hong Kong authorities, we would not be able to maintain the listing of our Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Ordinary Shares significantly decline or be worthless.

As of the date of this annual report, Rich Plenty, our largest shareholder, continues to own more than a majority of the voting power of our outstanding Ordinary Shares. As a result, Rich Plenty has the ability to control the outcome of matters submitted to the shareholders for approval. Additionally, we are deemed a controlled company and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

As of the date of this annual report, our biggest shareholder, Rich Plenty, beneficially owns approximately 56.25% of the aggregate voting power of our outstanding Ordinary Shares. As a result, Rich Plenty has the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets.

Under the Nasdaq Listing Rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

●	the requirement that our director nominees must be selected or recommended solely by independent directors; and

●	the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities

Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq Listing Rules even if we are deemed a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Risks Related to Doing Business in Hong Kong

Our operations are in Hong Kong, a special administrative region of the PRC. According to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. The PRC government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

OneC Group is a holding company and we conduct our operations in Hong Kong through OneC Engineering. Hong Kong is a special administrative region of the PRC. As of the date of this annual report, we are not materially affected by recent statements by the PRC government indicating an intention to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. However, due to certain long-arm provisions in the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China as they may affect Hong Kong. The PRC government may choose to exercise additional oversight and discretion over Hong Kong, and the policies, regulations, rules, and the enforcement of laws of the PRC government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system are by their very nature uncertain.

In addition, these PRC laws and regulations are complex and evolving and may be interpreted and applied inconsistently by different agencies or authorities, which may result in inconsistency with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance, any associated inquiries or investigations, or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and

●	subject us to remedies, administrative penalties, and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that recently the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the PRC legislative or administrative regulation making bodies will respond or what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or what the potential impact that any such modified or new laws and regulations would have on our daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange.

The PRC government may intervene or influence our operations at any time and may exert more control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of Hong Kong dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between the ultimate holding company and the operating subsidiary in Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our operating subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact our ability to conduct our business could require us to change certain aspects of our business to ensure compliance; decrease demand for our services; reduce revenues; increase costs; require us to obtain more licenses, permits, approvals, or certificates; or subject us to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition, and results of operations could be adversely affected and the value of our Ordinary Shares could decrease or become worthless.

There are uncertainties regarding the interpretation and enforcement of PRC and Hong Kong laws, rules, and regulations.

A substantial majority of our operations are conducted in Hong Kong, and are mainly governed by Hong Kong laws, rules, and regulations. The legal system in Hong Kong is a common law system, based on a combination of English common law, local cases and local legislation. However, our Hong Kong operating subsidiary, OneC Engineering, may become subject to laws, rules, and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. These laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement could be unpredictable with little advance notice, which could result in a material change in our operations and/or the value of our Ordinary Shares.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules, and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules, and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules, and regulations are relatively new, and because of the limited number of published decisions and the non-binding nature of such decisions, and because the laws, rules, and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules, and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems.

If the PRC government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements by the PRC government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. On July 10, 2021, for comments from the public, the CAC issued the Measures for Cybersecurity Review (the “Revised Draft”), which required that, among others, in addition to “operator of critical information infrastructure” any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. Pursuant to Article 6 of the Revised Draft, companies holding data of more than one million users must apply for cybersecurity approval when seeking overseas listings because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” On December 28, 2021, the CAC published the revised CRM, which further restates and expands the applicable scope of the cybersecurity review. The revised CRM took effect on February 15, 2022, and replaced the Revised Draft issued on July 10, 2021. Pursuant to the revised CRM, if a network platform operator holding personal information of over one million users seeks for “foreign” listing, it must apply for the cybersecurity review. Our business belongs to the construction industry, which does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. As a result, the likelihood of us being subject to the review of the CAC is remote.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, which came into effect on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. The Trial Measures, together with the Guidance Rules and Notice, reiterate the basic supervision principles as reflected in the Draft Overseas Listing Regulations by providing substantially the same requirements for filings of overseas offering and listing by domestic companies, yet made the following updates compared to the Draft Overseas Listing Regulations: (a) further clarification of the circumstances prohibiting overseas issuance and listing; (b) further clarification of the standard of indirect overseas listing under the principle of substance over form, and (c) adding more details of filing procedures and requirements by setting different filing requirements for different types of overseas offering and listing. Pursuant to the Trial Measures, the Guidance Rules and Notice, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC within three working days following its submission of initial public offerings or listing application.

As of the date of this annual report, we are not subject to the review or prior approval of the CAC nor the CSRC. We do not intend to seek approval of our future offering from the CAC or the CSRC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. It is uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our operating subsidiary located in Hong Kong. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC such that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations, significantly limit or completely hinder our ability to offer our Ordinary Shares to investors, and cause the value of such Ordinary Shares to significantly decline or become worthless.

Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements.

Currently, Hong Kong has a separate legal system from mainland China, and it has its legislative framework and judiciary independent of that of the PRC government. Nonetheless, the recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, may lead to additional regulatory review in China over our financing and capital raising activities in the United States. In addition, we may be subject to industry-wide regulations that may be adopted by the relevant PRC authorities, which may have the effect of limiting our service offerings, restricting the scope of our operations in Hong Kong, or causing the suspension or termination of our business operations in Hong Kong entirely. We may have to adjust, modify, or completely change our business operations in response to adverse regulatory changes or policy developments, and we cannot assure you that any remedial action adopted by us can be completed in a timely, cost efficient, or liability-free manner or at all.

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with China-based operating companies (including Hong Kong) before their registration statements will be declared effective. On August 1, 2021, the CSRC issued a statement saying that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of Chinese companies and the recent regulatory development in China, and that both countries should strengthen communications on regulating China-related issuers. Since we operate in Hong Kong, we cannot guarantee that we will not be subject to tightened regulatory review and we could be exposed to government interference from China.

We may become subject to a variety of PRC laws and other obligations regarding data security offerings that are conducted overseas and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition, and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China” (“PRC Personal Information Protection Law”), which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On February 17, 2023, the CSRC released the Trial Measures, which came into effect on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated the Guidance Rules and Notice. The Trial Measures, together with the Guidance Rules and Notice, reiterate the basic supervision principles as reflected in the Draft Overseas Listing Regulations by providing substantially the same requirements for filings of overseas offering and listing by domestic companies, yet made the following updates compared to the Draft Overseas Listing Regulations: (a) further clarification of the circumstances prohibiting overseas issuance and listing; (b) further clarification of the standard of indirect overseas listing under the principle of substance over form, and (c) adding more details of filing procedures and requirements by setting different filing requirements for different types of overseas offering and listing. Pursuant to the Trial Measures, the Guidance Rules and Notice, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC within three working days following its submission of initial public offerings or listing application.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022, and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operators (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

Given that (1) our operating subsidiary is incorporated and located in Hong Kong; (2) we have no subsidiary, VIE structure, nor any direct operations in mainland China; and (3) pursuant to the Basic Law, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is, as of the date of this annual report, mainly confined to laws relating to defense and foreign affairs, national security and nationality law, as well as other matters outside the autonomy of Hong Kong), we do not currently expect the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law, the Draft Overseas Listing Regulations, the Trial Measures, the Guidance Rules and Notice, have an impact on our business or operations. Our belief is grounded on the following: (1) we do not believe that our operating subsidiary falls within the definition of an “Operator” that is required to file for cybersecurity review before listing in the United States, because (2) our operating subsidiary is incorporated in Hong Kong and operates in Hong Kong without any subsidiary or VIE structure in mainland China and each of the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law, and the Draft Overseas Listing Regulations, the Trial Measures, the Guidance Rules and Notice remains unclear whether it shall be applied to a company based in Hong Kong; (3) as of the date of this annual report, our operating subsidiary has neither collected nor stored personal information of any PRC individuals; (4) all of the data our operating subsidiary has collected is stored in servers located in Hong Kong; and (5) as of the date of this annual report, our operating subsidiary has not been informed by any PRC governmental authority of any requirement that it must file for a cybersecurity review or a CSRC review.

However, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our operating subsidiary, their respective abilities to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. There remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Draft Overseas Listing Regulations are adopted into law in the future and become applicable to our operating subsidiary, if our operating subsidiary is deemed an “Operator” that is required to file for cybersecurity review before listing in the United States, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law becomes applicable to our operating subsidiary, the business operation of our operating subsidiary and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or CSRC Overseas Issuance and Listing review in the future. If our operating subsidiary becomes subject to the CAC or CSRC review, we cannot assure you that our operating subsidiary will be able to comply with the regulatory requirements in all respects, and the current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. In the event of a failure to comply, our operating subsidiary may become subject to fines and other penalties that may have a material adverse effect on our business, operations, and financial condition and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

If we or our Hong Kong operating subsidiary fails to comply with Hong Kong’s Personal Data (Privacy) Ordinance and any other existing or future data privacy related laws, regulations and governmental orders, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.

Because of the operations of our operating subsidiary in Hong Kong, we are subject to a variety of laws and other obligations regarding data privacy and protection in Hong Kong.

In particular, the PDPO imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data that relates directly or indirectly to a living individual and can be used to identify that individual. Under the PDPO, a data user shall not do an act or engage in a practice that contravenes any of the six data protection principles contained in Schedule 1 to the PDPO (collectively, the “Data Protection Principles”) unless the act or practice (as the case may be) is required or permitted under the PDPO. The collective objective of Data Protection Principles is to ensure that personal data is collected on a fully informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss, or use. Once collected, such personal data should be processed in a secure manner and should not be kept longer than necessary for the fulfilment of the purpose for which it is or is to be used and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest. Use of the data should be limited to or related to the original collection purpose. Data subjects are given certain rights such as (a) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; (b) if the data user holds such data, to be supplied with a copy of such data; and (c) the right to request correction of any data they consider to be inaccurate.

The PDPO confers on the Privacy Commissioner for Personal Data (the “Privacy Commissioner”) power to conduct investigations and institute prosecutions. The Privacy Commissioner may carry out criminal investigations and institute prosecution for certain offenses. Depending on the severity of the cases, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected commission to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Commissioner may provide legal assistance to the aggrieved data subjects if the Commissioner deems fit to do so.

We believe that we have been in compliance with the data privacy and personal information requirements of the PDPO and we have not encountered any investigations involving a breach of the PDPO. Moreover, we do not expect to be subject to any cybersecurity review by the Hong Kong government authorities. However, if we or our Hong Kong operating subsidiary conducting business operations in Hong Kong have violated certain provisions of the PDPO, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.

Failure to comply with Hong Kong Competition Law may result in material and adverse effect on our business, financial condition and results of operations.

The Competition Ordinance prohibits (i) anti-competitive agreements if the object or effect of the agreement, concerted practice or decision is to prevent, restrict or distort competition in Hong Kong, (ii) conduct that prevents, restricts or distorts competition in Hong Kong and (iii) mergers that substantially lessen competition in Hong Kong. As of the date hereof, the merger rule only applies where an undertaking that directly or indirectly holders a “carrier license” within the meaning of the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong) is involved in a merger, and is therefore not applicable to our business.

The Competition Commission is a statutory body in Hong Kong established to investigate any contravention against and enforce on the provisions of the Competition Ordinance, and the Competition Tribunal is a tribunal set up under the Competition Ordinance, as part of the Hong Kong judiciary, to hear and decide cases connected with competition law in Hong Kong. Under the guidelines and policies published by the Competition Commission, possible outcomes of investigation of contravention of the Competition Ordinance may include the acceptance of a commitment given by an infringer, the issuing of warning notice or infringement notice, commencement of proceedings in the Competition Tribunal, application for a consent order, referral of a complaint to a government agency and the conduct of a market study. The Competition Tribunal may order remedies that may include a pecuniary penalty (for violations of the Competition Rules, which penalty may be up to 10% of the total gross revenues of the offending company obtained in Hong Kong for up to three years in which the contravention occurs), a financial penalty (for violations relating to unlawful indemnification of another person, which penalty is not to exceed twice the value of such indemnification), and a disqualification or other order under the Competition Ordinance. The guidelines and policies published by the Competition Commission in Hong Kong did not mention any remedies which may have an impact on our ability to accept foreign investment as a result of the non-compliance of the Competition Ordinance.

We confirm that we have not adopted any anti-competitive conduct described in the Competition Ordinance and expect to continue to act in compliance with the Competition Ordinance. However, there may be uncertainties on the full effect of the rules in respect of compliance, infringement, and its effect on our business, especially when tendering is involved in securing contracts. We may face difficulties and may need to incur legal costs in ensuring our compliance with the applicable rules. If we face any complaints of infringement of the Competition Ordinance, we may incur substantial legal costs and any such actions could result in business disruption and/or negative media coverage, which could adversely affect our business, results of operations and reputation.

Although the audit report included in this annual report is prepared by an auditor who is currently inspected by the PCAOB, there is no guarantee that future audit reports will be issued by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before the securities may be prohibited from trading or delisted.

The audit report included in this annual report was issued by Audit Alliance LLP, a Singapore-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no intention of dismissing Audit Alliance LLP in the future or of engaging any auditor not based in the U.S. and not subject to regular inspection by the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. The PCAOB is currently unable to conduct inspections without the approval of the PRC authorities. Currently, our auditor’s audit work for us can be inspected by the PCAOB, and we have no operations in mainland China. However, if there is significant change to current political arrangements between mainland China and Hong Kong, companies operated in Hong Kong like us may face similar regulatory risks as those operated in PRC, and we cannot assure you that our auditor’s audit work for us will continue to be able to be inspected by the PCAOB. If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB could result in a lack of assurance that our financial statements and disclosures are adequate and accurate.

Inspections of other auditors conducted by the PCAOB outside mainland China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in mainland China prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, if any component of our auditor’s work papers become located in mainland China in the future, such work papers will not be subject to inspection by the PCAOB. As a result, investors would be deprived of such PCAOB inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm for such issuers completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets.

On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements in the HFCA Act. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to public companies whose shares are registered with the SEC and are identified by the SEC as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and whose audit work that the PCAOB is unable to inspect or investigate. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The final amendments require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in the public accounting firm’s foreign jurisdiction, and they also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrants. Pursuant to the HFCA act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor cannot be inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted. Furthermore, on December 29, 2022, the Consolidated Appropriations Act, was signed into law by former President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the Accelerating HFCA Act, which reduces the number of consecutive non-inspection years required for foreign companies to comply with PCAOB audits under the HFCA Act from what was originally three years to two, thus reducing the time period before their securities may be prohibited from trading or delisted.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction in connection with their audit works because of a position taken by one or more authorities in that jurisdiction.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the HFCA Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations.

On August 26, 2022, CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. There can be no assurance that we will be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between mainland China and Hong Kong or if any component of our auditor’s work papers become located in mainland China in the future. Delisting our Ordinary Shares would force holders of our Ordinary Shares to sell their Ordinary Shares. The market price of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. On December 23, 2022, the Accelerating HFCA Act, was signed into law, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating HFCA Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

Our registered public accounting firm, Audit Alliance LLP, is not headquartered in mainland China or Hong Kong, and was not identified in this report as a firm subject to the PCAOB’s determination.

The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Future developments in respect to increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

Recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our future offerings.

U.S. public companies with substantially all of their operations in China (including in Hong Kong) have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies, or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act. Furthermore, on December 29, 2022, the Consolidated Appropriations Act, was signed into law by former President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the Accelerating HFCA Act, which reduces the number of consecutive non-inspection years required for foreign companies to comply with PCAOB audits under the HFCA Act from what was originally three years to two.

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirements for companies primarily operating in a “Restrictive Market”; (ii) prohibit Restrictive Market companies from directly listing on Nasdaq Capital Market, and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing; and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

As a result of this scrutiny, criticism, and negative publicity, the traded shares of many U.S.-listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our future offerings, business, and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time consuming and will distract our management from developing our business. If such allegations are not proven to be groundless, we and our business operations will be severely affected, and holders of our shares could sustain a significant decline in the value of our shares.

The enactment of the Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong operating subsidiary.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, U.S. President Donald Trump signed the Hong Kong Autonomy Act (“HKAA”) into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on 11 individuals, including the then HKSAR chief executive, Carrie Lam, and, John Lee, who succeeded to HKSAR chief executive on July 1, 2022. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” In July 2021, President Joe Biden warned investors about the risks of doing business in Hong Kong, issuing an advisory saying China’s push to exert more control over Hong Kong threatens the rule of law and endangers employees and data. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that are targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations could be materially and adversely affected.

If we become subject to the recent scrutiny, criticism, and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations and our reputation and could result in a loss of the investment in our Ordinary Shares, in particular if such matter cannot be addressed and resolved favorably.

During the last several years, U.S.-listed companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators, and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial reporting, and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded shares of many U.S.-listed Chinese companies that have been the subject of such scrutiny have sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations.

If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time-consuming and likely would distract our management from our normal business and could result in our reputation being harmed. Our share price could decline because of such allegations, even if the allegations are false.

A downturn in the Hong Kong, China, or the global economy, or a change in economic and political policies of China, could materially and adversely affect our business and financial condition.

Our business may be influenced to a significant degree by political, economic, and social conditions in Hong Kong and China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but they may have a negative effect on us.

Economic conditions in Hong Kong and China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect potential clients’ confidence in financial market as a whole and have a negative impact on our business, results of operations, and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Because our business is conducted in Hong Kong dollars and the price of our Ordinary Shares is quoted in U.S. dollars, changes in currency conversion rates may affect the value of the investments of our shareholders.

Our business is conducted in Hong Kong through our operating subsidiary. Our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rate between the Hong Kong dollar and the U.S. dollar will affect the value of our assets and the results of our operations in U.S. dollars. The value of the Hong Kong dollar against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue, and financial condition. Further, any offerings of our Ordinary Shares will be denominated in U.S. dollars, and we will need to convert the net proceeds we receive into Hong Kong dollars in order to use the funds for our business. Changes in the conversion rate between the U.S. dollar and the Hong Kong dollar will affect that amount of proceeds we will have available for our business.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would, in turn, adversely affect the operations and profitability of our business.

There are political risks associated with conducting business in Hong Kong.

Any adverse economic, social, and/or political conditions, material social unrest, strike, riot, civil disturbance, or disobedience, as well as significant natural disasters, may affect the market and the business operations of the operating subsidiary. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, which provides Hong Kong with a high degree of autonomy and executive, legislative, and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development, including the Hong Kong National Security Law issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and, at the time, President Trump signed an executive order and HKAA to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the United States, China, and Hong Kong, which could potentially harm our business.

Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations, and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect to China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

The Hong Kong legal system embodies uncertainties that could limit the availability of legal protections.

Hong Kong is a Special Administrative Region of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Basic Law ensures that the current political situation will remain in effect for 50 years. The laws previously in force in Hong Kong, that is, the common law, rules of equity, ordinances, subordinate legislation and customary law are maintained. Hong Kong has enjoyed the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system and parliamentary system. On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed may be compromised, it could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our clients.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, where the clients and suppliers of the operating subsidiary are located.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and they could have a material adverse effect on the clients, suppliers, service providers, and potential partners of the operating subsidiary. International trade disputes could result in tariffs and other protectionist measures that may materially and adversely affect our business. Recent shifts in U.S. tariff policies, including increased tariffs on goods imported from China, Hong Kong and other regions, as well as the potential for additional protectionist measures, may impact the operations of the operating subsidiary.

Tariffs could increase the cost of the services and products, which could affect customers’ investment decisions. In addition, political uncertainty surrounding international trade disputes, particularly the ongoing tension between the U.S. and China and the potential of their escalation to a trade war and global recession, could have a negative effect on client confidence, which could materially and adversely affect the operations of the operating subsidiary. The operating subsidiary may also have access to fewer business opportunities, and its operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of the clients of the operating subsidiary, and we cannot provide any assurances as to whether such actions or escalations will occur or the extent or form that they may take.

Risks Related to Business and Industry

The majority of our revenue has been generated from projects awarded by our major clients. Any significant decrease in the number of projects from such clients could materially and adversely impact our financial performance.

A significant portion of our revenue has been derived from a limited number of clients. For the fiscal years ended March 31, 2025 and 2024, the revenue derived from the five largest clients of the operating subsidiary amounted to approximately 85.5% and 83.7%, respectively, of our total revenue. The percentage of our revenue attributable to the largest client of the operating subsidiary amounted to approximately 55.1% and 31.7%, respectively, for the same periods. The operating subsidiary has maintained stable relationships with such clients, many of which have established business relationships with the operating subsidiary since its inception in 2021. If there is a significant decrease in the number of projects awarded by such clients, and the operating subsidiary is unable to secure suitable projects of comparable size and quantity as replacements from other clients, our financial condition and operating results would be materially and adversely affected. In addition, in the event that any of the major clients of the operating subsidiary experience any financial difficulties or cash flow problems, this may result in delay or default in payments to the operating subsidiary, in which case our business could be materially and adversely affected.

An unexpected reduction or termination of public and private sector projects in Hong Kong could adversely impact our revenue and operational results.

The direct clients of the operating subsidiary are primarily the registered general building contractors under the Buildings Ordinance (Chapter 123 of the Laws of Hong Kong) (“BO”) of various types of building and infrastructure projects in Hong Kong. The clients of the operating subsidiary’s public sector projects generally consist of general contractors engaged by different Hong Kong government departments, authorities, and statutory bodies, while the clients of the operating subsidiary’s private sector projects are primarily general contractors hired by private property developers. For the fiscal years ended March 31, 2025 and 2024, the revenue derived from the five largest public sector projects of the operating subsidiary amounted to approximately 57.2% and 64% of our total revenue, respectively. The revenue generated from the five largest private sector projects of the operating subsidiary accounted for approximately 13.9% and 15% of our total revenue for the same periods. Any reduction or termination of a significant project could lead to extended periods of reduced revenue. Financial difficulties faced by the major clients of the operating subsidiary could cause project delays, defaults on payments, or cancellations. The operating subsidiary’s operational results would also suffer as a result of the under-utilization of our workforce and resources, leading to inefficiencies and increased operational costs.

Additionally, changes in government policies, budget allocations, or economic conditions in Hong Kong could have profound effects on the initiation and continuation of public sector projects. Similarly, shifts in the real estate market or economic downturns could affect private sector investments in building and infrastructure projects, thereby impacting our business prospects.

The operating subsidiary’s projects may not proceed according to the original schedule or budget, which could result in delays in revenue recognition and consequently adversely affect our cash flows, financial performance, and operational results.

Our revenue from the operating subsidiary’s construction contracts is recognized when the operating subsidiary construction work is certified by the relevant clients and/or architects or consultants engaged by the clients. Gross amounts due from clients for contract work arise when progress billings have not yet occurred by the end of a financial period, in relation to the construction work the operating subsidiary performed during that period. There is no assurance that we will be able to bill and receive the full amount due from the operating subsidiary’s clients for contract work, as it may not reach an agreement with the clients on the value of its completed work. If the operating subsidiary is unable to do so, the operating subsidiary’s operational results, liquidity, and financial position may be adversely affected.

Furthermore, the total revenue we derive from a project may deviate from the original contract sum specified, due to variations (including additions, modifications, or cancellations of certain contract work) instructed by the operating subsidiary’s clients during the project’s execution. Consequently, there is no assurance that the revenue derived from the operating subsidiary’s projects will not differ substantially from the original contract sum, and our financial condition may be adversely affected by any material decrease in revenue resulting from a substantial variation in work orders.

The shortage or increase in global steel prices will increase our operating costs.

The operating subsidiary is usually responsible for the procurement of materials such as steel required for the projects. For fiscal years ended March 31, 2025 and 2024, the operating subsidiary purchased steel materials in the amount of $11.5 million and $15.9 million, representing 23% and 27% of our cost of sales for the corresponding years, respectively. In addition, since the operating subsidiary does not own heavy machinery and equipment, the heavy machinery and equipment required is usually leased from approved equipment suppliers on the operating subsidiary’s internal list.

As the operating subsidiary generally obtains pre-bid quotations from its structural steel suppliers during the tender bidding phase and will factor in the pricing trend of steel when determining a proposed bid price, it can usually pass on any increase in purchase costs to clients in the event of increases in the prices of materials or services purchased from suppliers. Therefore, notwithstanding the possible impact resulting from fluctuations in the steel market price on the costs of materials, the operating subsidiary may be able to mitigate such increased costs and limit the impact on its operations. Furthermore, after the projects are awarded and service and materials prices have been secured, the operating subsidiary may still negotiate the pricing and contract terms with suppliers to ensure its profit. During the fiscal years ended March 31, 2025 and 2024, we did not experience any fluctuations in the costs of materials and services that had a material adverse impact on our business, financial condition or results of operations.

An increase in global prices of steel raw materials will significantly impact steel structure construction companies such as the operating subsidiary. As the operating subsidiary relies heavily on steel as a primary building material, price increases will inevitably raise our operating costs. This may lead to lower profit margins, as the operating subsidiary may struggle to fully pass on cost increases to clients. Moreover, high costs can potentially delay project progress, as the operating subsidiary may need to reassess budgets and seek more cost-effective alternatives. However, according to the Census and Statistics Department of Hong Kong, the average wholesale price of structural steel reinforcements per tonne increased from $701 in 2019 to $914 in 2022 by 30.4% but declined by 28.8% to $651 in the three months ended March 31, 2025, due to the weakening demand of the property construction market in the PRC.

Our business relies on successful tenders of bids and any failure of the operating subsidiary to secure contracts would affect our operations and financial results.

Most of our revenue is derived from contracts awarded to the operating subsidiary through a competitive bidding process and is not recurring in nature. The duration for the operating subsidiary’s structural steelwork projects generally ranges from 8 months to 2 years. There is no right of first refusal upon the expiry of such contracts and, therefore, there is a risk that the operating subsidiary may not succeed in its bid for the same client’s projects upon the expiry of any contract from such client. Hence, there is no guarantee that the operating subsidiary’s existing clients will provide it with new business opportunities or that the operating subsidiary will secure new clients. Moreover, there is no assurance that (i) the operating subsidiary would be invited to, or be made aware of, the bidding process for new projects, (ii) the terms and conditions of the new contracts would be comparable to the existing contracts, or (iii) our tenders would be selected by clients. In the competitive bidding process, the operating subsidiary may have to lower its service charges or offer more favorable terms to prospective clients in order to increase the competitiveness of its bids. If the operating subsidiary is unable to reduce its service fees accordingly and maintain its competitiveness, our results of operations would be adversely affected. Furthermore, the operating subsidiary’s clients typically maintain an evaluation system to ensure that the service providers meet certain standards of management, industrial expertise, financial capability, reputation and regulatory compliance when contemplating bids, which criteria may change from time to time. There is no assurance that the operating subsidiary will continue to meet its clients’ requirements, in which case the operating subsidiary may not be granted contracts with such clients and the operating subsidiary’s reputation, business operations, as well as our financial condition and results of operations, may be adversely affected.

Errors or inaccurate estimations in a project duration and/or our costs when determining the tender price or an increase in construction costs may adversely affect our profitability or result in substantial loss incurred by us.

The operating subsidiary’s steelwork structure projects are awarded through a competitive tendering process. The operating subsidiary determines a tender price by estimating its operating costs under the contract duration as specified in the tender invitation documents. There is no assurance that tenders submitted by the operating subsidiary will contain no mistake and error. Such mistakes and errors may be in the form of an inaccurate estimation, oversight of important tender terms, inadvertent typographical errors, errors in calculations, etc. Further, our operating costs may increase due to inflation of raw materials and labor costs. In the case of contracts awarded to the operating subsidiary with mistakes or errors in the submitted bid, or if there is a substantial increase in raw material and labor costs, the operating subsidiary may be bound by the contract to undertake or complete such project at a substantial loss, and our profitability under such circumstances may be adversely affected.

Inaccurate estimation of a project schedule, project costs and technical difficulties in the bidding process may result in cost overruns when the operating subsidiary actually executes the awarded project. Many factors affect the time taken and the costs actually involved in completing steel structure projects undertaken by the operating subsidiary. Examples of such factors include shortages and cost escalation for labor and materials, adverse weather conditions, variations to the construction plans instructed by clients, stringent technical construction requirements, threatened claims and material disputes with general contractors, subcontractors and suppliers, accidents and changes in a public authority’s policies, other unforeseen problems or circumstances may also occur during project implementation. If any of such factors arise and remain unresolved, completion of construction works may be delayed, or we may be subject to cost overruns or the operating subsidiary’s clients may even be entitled to unilaterally terminate the contract.

In addition, the operating subsidiary’s failure to complete a project according to specifications and quality standards may result in disputes, contract termination, reputational harm, liabilities and/or lower returns than anticipated with respect to such project. Such delays or failure to complete and/or unilateral termination of a contract by clients may cause our revenue or profitability to be lower than we originally expected. We cannot guarantee that we will not encounter cost overruns or delays on our current and future projects. If such cost overruns or delays occur, we may experience increases in costs exceeding our budget or be required to pay liquidated damages, any of which events could reduce or eliminate the profits on the affected contracts.

Delay in the commencement and progress of public projects, which may be caused by factors such as political disagreements in relation to such projects, delay in approval of funding proposals due to objections or legal actions by the affected members of the public, and the occurrence of large-scale occupation activities may adversely affect the operating subsidiary’s operations and results of operation.

For the fiscal years ended March 31, 2025 and 2024, the revenue derived from the operating subsidiary’s five largest public sector projects amounted to approximately 57% and 64% of our total revenue, respectively. The delay in commencement and progress of public sector projects may adversely affect the demand for the operating subsidiary’s structural steelwork services and our business operation. Delay in the commencement and progress of public projects may be caused by, among other things, political disagreements in relation to such projects, delays in approval of the funding of proposals for public works due to objections, protests or legal actions by affected residents or entities. Any large-scale protests or occupation activity may also delay the construction works to be carried out in the affected areas. The operating subsidiary’s engagement in certain public sector projects may depend on the timing of the funding approval by the applicable committees of the Legislative Council of Hong Kong.

As a result, there may be uncertainty on the commencement date and subsequent progress of the public sector projects awarded to the operating subsidiary, which may adversely affect our operations and financial position, including, but not limited to, our revenue for a given year, resource allocation and our analysis of the forecasted amount and timing of cash inflows and outflows in relation to the operating subsidiary’s projects. Nevertheless, for the fiscal years ended March 31, 2025 and 2024, we did not experience any delay in the commencement and/or progress of public projects that had a material adverse impact on our business, financial condition or results of operations.

The operating subsidiary relies on third parties for essential equipment and supplies necessary to operate its business.

The operating subsidiary relies on third parties to lease equipment to it. We can provide no assurance that the favorable working relationships between the operating subsidiary and its suppliers will continue in the future. If the operating subsidiary loses its supply contracts and receives insufficient supplies from third parties to meet the clients’ needs, or if the operating subsidiary’s suppliers experience price increases or disruptions to their business, such as labor disputes, supply shortages, or distribution problems, our business could be materially and adversely affected.

The construction services industry is highly schedule-driven, and failing to meet the schedule requirements of the operating subsidiary’s contracts could adversely affect its reputation and expose it to financial liability.

In some instances, particularly with many of our fixed unit price contracts, the operating subsidiary commits to completing projects by specific dates. Failing to meet these contractual schedule or completion requirements may result in various adverse consequences. These may include liability for costs due to delays, such as contractually agreed-upon liquidated damages or a requirement to cover the clients’ actual costs arising from such delays. Furthermore, delays can lead to reduced profits or losses with respect to a project, damage to the operating subsidiary’s reputation, and could ultimately have a significant adverse impact on our financial position.

Failure to maintain safe work sites could result in significant losses, thereby potentially impacting our business and reputation materially.

Due to the proximity of the operating subsidiary’s employees and others to mechanized equipment, moving vehicles, and hazardous construction processes, the construction and maintenance sites pose potential workplace hazards. Therefore, safety is a primary focus of the operating subsidiary’s business, crucial to its reputation and operational performance. Many clients require the operating subsidiary to meet specific safety criteria to bid on contracts, and adherence to these criteria can impact the contract fees and profits. Unsafe conditions can also lead to increased employee turnover, raising project costs and overall operating expenses. Neglecting to implement or effectively enforce safety procedures could result in employee injuries, investigations, and potential litigation. Inadequate safety standards, despite the operating subsidiary’s safety programs, may further lead to reduced profitability or the loss of projects and clients.

There is no guarantee that the operating subsidiary’s safety measures and procedures implemented at the construction sites will prevent the occurrence of industrial accidents of all kinds, which, in turn, might lead to claims and liability in respect to employees’ compensation, personal injuries, fatal accidents, and/or property damages.

The operating subsidiary has implemented specific work safety measures and procedures for its staff and subcontractors’ staff. However, the operating subsidiary relies on its personnel to oversee the implementation of these safety measures, and it cannot guarantee that all measures are consistently followed at all times. Furthermore, we can provide no assurance that the operating subsidiary’s safety protocols are entirely sufficient to prevent all types of accidents. If the operating subsidiary’s safety measures and procedures prove inadequate or are not strictly adhered to, it may lead to an accident for which the operating subsidiary may be sued, irrespective of whether a general contractor may be responsible and/or have sufficient insurances to address. Consequently, this could result in liability for, and claims related to employees’ compensation, personal injuries, fatal accidents, and/or property damage against the operating subsidiary for which insurance carried by the operating subsidiary or a general contractor may be insufficient.

There is no guarantee that the operating subsidiary can maintain the qualifications, licenses, and registrations necessary for operating its construction business.

The operating subsidiary is obligated to uphold specific qualifications, licenses, and registrations to operate its construction business. Compliance with these requirements is mandated by the relevant government departments in Hong Kong. Moreover, the standards for compliance may change unexpectedly, without substantial prior notice. We cannot guarantee the operating subsidiary’s continuous maintenance or timely renewal of all necessary qualifications, licenses, and registrations.

Failure to adhere to these requirements could result in temporary suspension or revocation of the operating subsidiary’s qualifications, licenses, or registrations. Additionally, delays or refusals in renewing these credentials upon expiration could occur. Such outcomes could directly impact our ability to undertake relevant projects, potentially leading to significant adverse effects on the operating subsidiary’s business.

We rely heavily on our key executives, management team, and professional staff.

Our success and growth hinge on the knowledge, experience, and expertise of our management team. Given the diverse project scopes, which encompass project management, planning, detailed work programming, design, and technical submissions, it is crucial for us to retain skilled management and technical personnel with the necessary industry expertise. We have secured service agreements with each director and employment contracts with our senior management and technical staff. These agreements and contracts are terminable by either party.

The potential departure of a significant number of directors, senior management, or key personnel with essential expertise could adversely impact the operating subsidiary’s operations if suitable replacements cannot be promptly secured. There is no guarantee that we will successfully attract and retain qualified staff, or that existing team members will not resign in the future.

Our insurance coverage may be inadequate to protect us from potential losses.

For construction projects where the operating subsidiary serves as the structural steelwork contractor, we have acquired employee compensation insurance for our directors and full-time employees. As for the on-site contract workers, since the operating subsidiary’s clients are usually the general contractors of the construction projects, such clients are generally responsible for the purchase of (i) employees’ compensation insurance and (ii) contractors’ all risks insurance.

However, there is no guarantee that all potential losses and expenses arising from damages or liabilities related to our business can be fully reimbursed by our insurance coverage or that of the general contractors. If such insurance fails to cover such losses, damages, or liabilities entirely, the resulting payments that may be required to address these issues could materially adversely affect our business.

We may be subject to litigation, arbitration, or other legal proceeding risk.

We may face arbitration claims and lawsuits as part of our regular business activities. As of the date of this annual report, the Company is not aware of any impending legal proceedings that, in the view of our management, are likely to significantly impact our business, financial condition, or operations. Legal actions brought against us could lead to settlements, judgments, injunctions, fines, penalties, or other outcomes that may be unfavorable. A substantial judgment, settlement, fine, or penalty could have a material impact on our operating results or cash flows for a specific period, depending on our financial performance during that period. Additionally, such outcomes could potentially cause significant reputational damage, adversely affecting our business prospects.

A prolonged resurgence of COVID-19 or any other similar health crisis could significantly harm our business, operating results, and financial condition.

The COVID-19 pandemic triggered significant supply chain disruptions globally. For instance, prolonged lockdowns in major business hubs like Shanghai disrupted logistics severely, causing delays in the transport of goods. These disruptions, compounded by lockdowns in multiple countries, labor shortages, increased demand for goods, logistics network disruptions, and capacity constraints, resulted in higher freight costs and longer delivery times. Companies, including ours, reliant on construction materials faced challenges such as plant closures and supply shortages across the extended supply chain.

Furthermore, outbreaks of COVID-19 among construction site personnel could lead to labor shortages and temporary halts in construction operations, negatively impacting productivity and project timelines.

The potential resurgence of COVID-19 due to new variants, or any other similar health crisis, may pose a risk to our business. As of the date of this annual report and for the fiscal years ended March 31, 2023, 2024 and 2025, the operating subsidiary has not been materially impacted by the COVID-19 pandemic or any other health crisis. However, future impacts on our operational results will depend largely on developments and information emerging about the duration and severity of any resurgence of COVID-19 or any similar health crisis, as well as governmental responses, which are beyond our control.

Given the global economic slowdown and market volatility exacerbated by the impact of COVID-19 on the construction industry, we cannot guarantee that the operating subsidiary will sustain the growth rates experienced or projected. We remain vigilant, closely monitoring developments through 2025 and beyond.

Risks Related to Our Ordinary Shares and the Trading Market

NASDAQ may apply additional and more stringent criteria for our continued listing because the Controlling Shareholder holds a large portion of our listed securities.

NASDAQ Listing Rule 5101 provides NASDAQ with broad discretionary authority over, among other things, the continued listing of securities on NASDAQ, and NASDAQ may use such discretion to apply additional or more stringent criteria for continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes continued listing of the securities on NASDAQ inadvisable or unwarranted in the opinion of NASDAQ, even though the securities may meet all enumerated criteria for continued listing on NASDAQ. In addition, NASDAQ may use its discretion to deny continued listing or to apply additional and more stringent criteria including, but not limited to: where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit. Our IPO was relatively small. As of the date of this annual report, there is not more than 35% of the total issued capital in public hands, and the Controlling Shareholder holds a large portion of the Company’s listed securities. Therefore, we may be subject to the additional and more stringent criteria of NASDAQ for our continued listing.

The market price for our Ordinary Shares may be volatile.

The market price for our Ordinary Shares may be volatile and subject to wide fluctuations due to factors, such as:

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actual or anticipated fluctuations in our quarterly operating results;

●	changes in financial estimates by securities research analysts;

●	negative publicity, studies or reports;

●	our capability to catch up with the technology innovations in the industry, and maintain such technological innovations, once attained;

●	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

●	additions or departures of key personnel;

●	fluctuations of exchange rates between Hong Kong dollar and the U.S. dollar; and

●	general economic or political conditions in Hong Kong, the PRC and greater Asia region.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Ordinary Shares.

If we fail to meet applicable listing requirements, Nasdaq may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline.

We cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;

●	reduced liquidity for our Ordinary Shares;

●	a determination that our Ordinary Shares are “penny stock,” which would require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The U.S. National Securities Markets Improvement Act of 1996 prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our Ordinary Shares are listed on Nasdaq, such securities are covered securities. Although states are pre-empted from regulating the sale of our securities, this statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

Our Controlling Shareholder has significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of the date of this annual report, our Controlling Shareholder holds 56.25% of our Ordinary Shares. We are a “controlled company” as defined under the Nasdaq Stock Market Rules because our Controlling Shareholder owns 56.25% of our total issued and outstanding Ordinary Shares, representing approximately 56.25% of the total voting power.

The interests of our Controlling Shareholder may not be the same as or may even conflict with other shareholders’ interests. For example, our Controlling Shareholder could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Ordinary Shares as part of a sale of us or our assets and might affect the prevailing market price of our Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

Our board of directors may decline to register the transfer of Ordinary Shares in certain circumstances.

Our board of directors may under certain circumstances decline to register a transfer including any Ordinary Share which is not fully paid or on which we have a lien. Further, our board of directors may generally require any shareholder or any person proposing to acquire our shares to provide information to show the right to make the transfer. If any such shareholder or proposed acquirer does not provide such information, or if our board of directors has reason to believe that any certification or other information provided pursuant to any such request is inaccurate or incomplete, our board of directors may delay or decline to register any transfer or to effect any issuance or purchase of shares to which such request is related.

Our directors may also decline to register any transfer of any Ordinary Share unless (i) a fee of such maximum as Nasdaq may from time to time determine to be payable (or such lesser sum as our board of directors may from time to time require) has been paid to our Company; (ii) the instrument of transfer is lodged at the registered office or, as the case may be, the transfer office accompanied by the certificate of the Shares to which it relates, and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do); (iii) the instrument of transfer is in respect of only one class of Share; (iv) the Shares concerned are free of any lien in favor of the Company; and (v) if applicable, the instrument of transfer is properly stamped.

If our directors refuse to register a transfer, they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor was lodged and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

This, however, is unlikely to affect market transactions of the Ordinary Shares purchased by investors in the public offering. As the Ordinary Shares have been listed, the legal title to such Ordinary Shares and the registration details of those Ordinary Shares in the Company’s register of members remain with the Depository Trust Company. All market transactions with respect to those Ordinary Shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the Depository Trust Company systems.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are subject to the periodic reporting requirements of the Exchange Act. We will design our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of a person, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, holders of our Ordinary Shares may only receive a return on their investment in our Ordinary Shares if the market price of our Ordinary Shares increases. Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, we may only pay dividends if we are solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business, and the value of assets of our Company will not be less than the sum of our total liabilities.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Ordinary Share price or trading volume to decline.

If a trading market for our shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our Ordinary Shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our share price, our share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our share price or trading volume to decline and result in the loss of all or part of the investment of our shareholders in us.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if holders of our Ordinary Shares are successful in bringing an action of this kind, the laws of the Cayman Islands may render them unable to enforce a judgment against our assets or the assets of our directors and officers. As a result of the foregoing, our shareholders may have more difficulties in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Holders of our Ordinary Shares may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by the provisions of our Amended and Restated Memorandum and Articles, and by the provisions of the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders, and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands.

The rights of shareholders and the fiduciary responsibilities of our directors and officers under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands-exempted companies have no general rights under Cayman Islands law to obtain copies of the register of members or corporate records of the company. They will, however, have such rights as may be set out in the company’s articles of association. A Cayman Islands exempted company may maintain its principal register of members and any branch registers in any country or territory, whether within or outside the Cayman Islands, as the company may determine from time to time. There is no requirement for an exempted company to make any returns of members to the Registrar of Companies in the Cayman Islands. The names and addresses of the members are, accordingly, not a matter of public record and are not available for public inspection. However, an exempted company shall make available at its registered office, in electronic form or any other medium, such register of members, including any branch register of member, as may be required of it upon service of an order or notice by the Tax Information Authority pursuant to the Tax Information Authority Act (2021 Revision) of the Cayman Islands. This may make it more difficult for holders of our Ordinary Shares to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practices with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors, or our Controlling Shareholder than they would as public shareholders of a company incorporated in the United States.

The exclusive forum provision in our amended and restated articles of association may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated articles of association provide that, for the avoidance of doubt and without limiting the jurisdiction of the courts of the Cayman Islands to hear, settle, and/or determine disputes related to the Company, the courts of the Cayman Islands shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the Company to the Company or the shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or our amended and restated articles of association, including any purchase or acquisition of Ordinary Shares, security, or guarantee provided in consideration thereof, or (iv) any action asserting a claim against the Company which if brought in the United States of America would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States from time to time).

Unless the Company consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than the Company.

Notwithstanding the foregoing, we note that holders of our Ordinary Shares cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the Securities Act or the Exchange Act, or the respective rules and regulations promulgated thereunder.

Although we believe this provision benefits us by providing consistency in the application of Cayman Islands law in the types of lawsuits to which it applies, the provision may impose additional litigation costs on shareholders in pursuing such claims, particularly if the shareholders do not reside in or near the Cayman Islands. Additionally, the provision may limit our shareholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers, or employees, which may discourage the filing of such lawsuits. The courts of the Cayman Islands may also reach different judgment or results than would other courts, including courts where a shareholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our shareholders. Alternatively, if a court were to find the exclusive forum provision contained in our amended and restated articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

Cayman Islands’ economic substance requirements may have an effect on our business and operations.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (the “ES Act”) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. Under the ES Act, if a company is considered to be a “relevant entity” and is conducting one or more of the nine “relevant activities,” then that company will be required to comply with the economic substance requirements in relation to the relevant activity from July 1, 2019. All companies, whether a relevant entity or not, are required to file an annual report in the Cayman Islands with the Companies Registry confirming whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and, as such, we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect to a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their ownership of the shares and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, holders of our Ordinary Shares may not be afforded the same protections or information that would be made available to them were they investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer under the Exchange Act, we are permitted to take advantage of certain provisions in the Nasdaq Listing Rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards. Currently, we rely on some home country practices with respect to our corporate governance in lieu of the corporate governance requirements of Nasdaq in respect of the following:

●	the requirement under Section 5605(b)(2) of Nasdaq Listing Rules that the independent directors have regularly scheduled meetings at which only the independent directors are present;

●	the requirement under Section 5610 of the Nasdaq Listing Rules that a company adopt one or more codes of conduct applicable to all directors, officers, and employees, and that such codes are publicly available; and

●	the requirement under Section 5635(d) of Nasdaq Listing Rules that a listed issuer obtain shareholder approval prior to issuing or selling securities (or securities convertible into or exercisable for ordinary shares) that equal 20% or more of the issuer’s outstanding ordinary shares or voting power prior to such issuance or sale.

Cayman Islands law does not impose a requirement that our independent directors meet regularly without other members present. Nor does Cayman Islands law require that we obtain shareholder approval prior to issuing or selling securities that equal 20% or more of our outstanding Ordinary Shares or voting power. Nor does Cayman Islands law require that we adopt one or more codes of conduct applicable to all directors, officers, and employees, and that such codes are publicly available.

We avail ourselves of these exemptions. Therefore, for as long as we remain a “foreign private issuer,” holders of our Ordinary Shares will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer in order to maintain a listing on a U.S. securities exchange.

There can be no assurance that we will not be a Passive Foreign Investment Company (“PFIC”) for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our current and expected income and assets, we are not and do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service (“IRS”) will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our IPO. If we were to be or become a PFIC for any taxable year during which a U.S. holder holds our Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See “E. Taxation — Material U.S. Federal Income Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares — PFIC Consequences.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such a date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to opt out of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective data.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As of the date of this annual report, we incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. Sarbanes-Oxley, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of our IPO, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30; and (2) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay the adoption of new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our IPO, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of Sarbanes-Oxley and the other rules and regulations of the SEC. For example, as a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We will incur additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified people to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Under Section 5615(a)(7) of the Nasdaq Listing Rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq Listing Rules, the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors and the requirement that our director nominees be selected or recommended solely by independent directors. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq Listing Rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, holders of our Ordinary Shares would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq Capital Market corporate governance requirements. Our status as a controlled company could cause our Ordinary Shares to be less attractive to certain investors or otherwise harm our trading price.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

For the history and development of the Company, please refer to “Item 3. Key Information—Our Corporate History.” On December 31, 2024, our Ordinary Shares commenced trading on the Nasdaq Capital Market under the symbol “ONEG.” On January 2, 2025, we closed our initial public offering. We raised $7.0 million in gross proceeds from our initial public offering, before deducting underwriting discounts and other related expenses.

Corporate Information

Our principal executive office is located at Unit 11, 5/F, Tower 1, Harbour Centre, 1 Hok Cheung Street, Hunghom, Kowloon, Hong Kong. Our telephone number is +852 2123 8400. Our registered office in the Cayman Islands is located at the office of Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbor Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

B. Business Overview

Overview

We, through the operating subsidiary, are a structural steelwork contractor in Hong Kong, specializing in the procurement and installation of structural steel for construction projects in Hong Kong. Since our establishment in 2021, the operating subsidiary has been undertaking structural steelwork projects in the role of subcontractor and has conducted all of our business activities in Hong Kong, where all of our clients and suppliers are located.

Structural steelwork refers to the installation and formation of steel structures, typically serving as the backbone of commercial and residential buildings and infrastructure during the initial construction stage. Essentially, structural steelwork involves columns and beams that are riveted, bolted or welded together. As a structural steelwork contractor, the operating subsidiary will supply, cut, bend, weld and assemble structural steel frames, trusses and other components into structures in accordance with the specifications provided in the building plans and designs provided by the general contractors that engage it. Typically, the operating subsidiary’s major responsibilities in a construction project include (i) performing site preparatory and preliminary works; (ii) developing detailed work schedules and work allocation plans; (iii) implementing construction site works; and (iv) conducting site safety supervision and quality control.

The operating subsidiary is a Registered Specialist Trade Contractor for Reinforcement Bar Fixing under the Registered Specialist Trade Contractors Scheme under the Construction Industry Council of Hong Kong to carry out building work. As a subcontractor, the direct clients of the operating subsidiary are mostly the registered general building contractors under the BO of various types of building and infrastructure projects in Hong Kong. Our operating subsidiary principally provides structural steelwork services as a subcontractor for both (i) public sector projects, including infrastructure, public facilities and public residential developments, and (ii) private sector projects, which are mostly private commercial, residential and industrial developments. Public sector projects refer to projects in which the general contractors are employed by public authorities, while private sector projects refer to projects that are not public sector projects. For the fiscal years ended March 31, 2025 and 2024, the majority of our revenue was derived from public sector projects.

We are a fast-growing company. During the fiscal years ended March 31, 2025 and 2024, our operating subsidiary completed nine and eight projects, and we recorded revenue of $53,205,000 and $63,463,000, respectively. Based on our completed and active and ongoing construction projects as of March 31, 2025, which are expected to be completed between the second half of 2025 and 2028, we are engaged in the structural steelwork for 25,100 public residential units for certain public residential projects to be developed by the Hong Kong Housing Authority (a statutory body of the Hong Kong government and the main provider of public housing in Hong Kong) and the Hong Kong Housing Society (the second largest public housing provider in Hong Kong and an independent not-for-profit organization supported by the Hong Kong Government), which account for 22% of the forecasted total of 113,300 residential units in the public sector in 2025 to 2028, by the Hong Kong Housing Bureau, which is a statutory organization tasked to develop and implement public housing programs to help the Hong Kong Government achieve its policy objective on public housing.

In addition, the operating subsidiary mainly focuses on the role of project management and carries out the site work by recruiting and supervising contract workers for most projects and will often subcontract for part of the work to third-party subcontractors if the project work exceeds the capacity of the operating subsidiary. In such instances, subcontractors are selected based on their quality of services, qualifications, skills and techniques, prevailing market price, delivery time, reputation and availability of resources to accommodate the operating subsidiary’s requirements. For the fiscal years ended March 31, 2025 and 2024, the percentage of our total purchases from our largest subcontractor amounted to approximately and 6% and 32% of our total purchases, respectively, while the percentage of our purchases from all of our subcontractors combined amounted to approximately 10% and 47% of our total purchases, respectively.

Competitive Strengths

We believe the following competitive strengths are essential for our success and differentiate us from our competitors:

One of the top service providers in the Hong Kong structural steelwork industry with an established reputation and proven track record

The operating subsidiary is a Registered Specialist Trade Contractor for Reinforcement Bar Fixing under the Registered Specialist Trade Contractors Scheme under the Construction Industry Council of Hong Kong. During the fiscal years ended March 31, 2025 and 2024, the operating subsidiary completed nine and eight projects, respectively. Based on our completed and active and ongoing construction projects as of March 31, 2025, which are expected to be completed between the second half of 2025 and 2028, we are engaged in the structural steelwork for 25,100 public residential units for certain public residential projects to be developed by the Hong Kong Housing Authority and the Hong Kong Housing Society, which account for 22% of the Hong Kong Housing Bureau’s forecasted total of 113,300 residential units in the public sector in 2025 to 2028.

The operating subsidiary’s structural steelwork service covers a wide range of building and infrastructure projects, including private residential and commercial building development, public housing development, hotel redevelopment, hospital redevelopment and urban renewal projects. In 2023, the operating subsidiary was awarded “outstanding contractor” under the category of Domestic Sub-contractors (Reinforcement Bar Fixing) by the Hong Kong Housing Authority. Our operating subsidiary’s current registration as a Registered Specialist Trade Contractor with the Construction Industry Council of Hong Kong is renewable on a triannual basis and the current registration of the operating subsidiary will expire in November 2027. The operating subsidiary has never failed to renew its registration as a Registered Specialist Trade Contractor with the Construction Industry Council of Hong Kong since its first registration in November 2021. We believe that the operating subsidiary’s consistency in achieving client satisfaction, quality of work, and cost controls enables it to gain confidence from its clients and, therefore, increases its chances of winning new projects from the same clients.

Visionary and experienced management team with strong technical and operational expertise

Our management team has extensive industry knowledge and project experience in the structural steelwork industry in Hong Kong. Mr. Kam Cheung Cheung, our executive director, a seasoned architect with over 25 years of experience in the real estate development industry in Hong Kong and was the senior management of one of the major property developers in Hong Kong in charge for a number of large-scale real estate development and construction projects in Hong Kong. Moreover, our board of directors is supported by our project management team which possesses practical skills and experience as required in handling our projects. Mr. Ka Chun Gordon Li, our general manager, has ten years of experience in the industry and is primarily responsible for the overall day-to-day management of our operations. Mr. Yik Ming Cheung has 25 years of experience in the industry and is responsible for sales and marketing and our project management.

Under the leadership of our management, we have established a strong and dedicated execution team to work with our existing and potential clients to meet their needs and market trends. In particular, we maintain frequent interactions with our clients to get their feedback on the quality of our services and make regular inspections to ensure our procedures and construction works are in compliance with the latest rules and regulations in the industry. We believe that these efforts have enabled our operating subsidiary to become one of the top players in the market since its inception in 2021 and achieved revenue of $53.2 million and $63.5 million in the fiscal years ended March 31, 2025 and 2024, respectively.

Tailored solutions in structural steelwork service for clients

Our operating subsidiary provides clients with tailored solutions for the supply and installation of structural steel for construction projects in Hong Kong. As the structural steelwork industry in Hong Kong is competitive and fragmented, structural steelwork contractors that offer flexible and comprehensive engineering contracting services are generally able to differentiate themselves from other market participants and are typically preferred by clients such as property developers and government agencies.

We believe that our operating subsidiary is well-equipped to handle tight timelines and supplemental orders, due to its established network and relationships with suppliers. This means it can respond to unforeseen demand quickly and adjust the supply and installation schedules accordingly, which reinforces its appeal to clients.

Effective and stringent quality control systems in place

To place high emphasis on providing consistently high-quality services to our clients, the operating subsidiary has adopted and implemented a quality control system that complies with the industry standards in Hong Kong. In addition, the operating subsidiary maintains an internal list of suppliers and subcontractors it approves that is updated on a regular basis.

In addition, the operating subsidiary generally conducts inspections on the materials it utilizes upon delivery and, if required, will require testing of the materials by an external laboratory, either selected by the Hong Kong government or by the operating subsidiary, to ensure the materials procured satisfy the required standards and specifications. Our customers may also direct representatives to conduct inspections and endorse the materials for identification and tracking purposes. Moreover, quality control personnel of the operating subsidiary will closely monitor each stage of the structural steelwork, to ensure strict compliance with necessary standards and quality requirements established by the operating subsidiary and/or its clients.

We believe that the operating subsidiary’s stringent quality control system allows it to deliver quality work on time and within budget, thereby strengthening its reputation in the industry.

Growth Strategies

We intend to develop our business by implementing the following strategies:

Increase our market share

Since the second quarter of 2022, as the COVID-19 pandemic gradually subsided and the anti-COVID regulatory restrictions became more relaxed, the construction industry has experienced a growing trend. According to the Construction Industry Council of Hong Kong, the aggregate expenditure in Hong Kong for building works in both the public and private sectors and the civil works in the public sector (i.e. the construction works which will most involve the use of structural steelwork) increased from $17.6 billion in 2022 to a forecasted average of $20.3 billion in 2024, representing a CAGR of 7.4%. Furthermore, according to the Construction Industry Council of Hong Kong, it is expected that the expenditure for the above-mentioned construction works will increase from US$20.9 billion in 2025 to US$22.8 million in 2027, representing a CAGR of approximately 4.5% from 2025 to 2027. This significant growth presents a promising opportunity for us to profit from the increasing demand for structural steelwork.

In recent years, several sizable infrastructure projects have been rolled out and commenced in Hong Kong, such as the Tung Chung New Town Extension, which commenced in 2018 and is expected to be completed by 2030, Site 3 of the New Central Harbourfront development, which commenced in 2022 and is expected to be completed by 2027, the Caroline Hill Road Causeway Bay commercial project, which commenced in 2022 and is expected to be completed by 2026, the Kwu Tung North New Development Area project, which commenced in 2019 and is expected to be completed by 2026, and the Yuen Long South New Development Areas project, which commenced in 2022 and is expected to be completed by 2038. During the fiscal year ended March 31, 2025, the operating subsidiary completed the Three Runway System development project and provided work, which had commenced in 2019, on the Kwu Tung North New Development Area project. We anticipate that such development projects will create the need for the construction of bridges, stadiums and arenas, commercial buildings, recreational facilities and residential buildings, which may drive the demand for structural steelwork in Hong Kong.

Driven by various growth drivers including (i) the above-mentioned increase in demand for structural steelwork generated from the planned and ongoing infrastructural and property developments in both public and private sectors in Hong Kong; (ii) the increasingly common adoption of structural steelwork for construction in Hong Kong, owing to its flexibility of use and better performance in achieving space efficiency; and (iii) the growing emphasis and continuous support from the Hong Kong government for the development of the structural steelwork industry, including the increase in use of steel structures by the Hong Kong government in major infrastructure projects and the establishment of a research center for steel construction at the Hong Kong Polytechnic University to improve and encourage applied research and technology in structural steel engineering and infrastructure sustainability, as well as to strengthen the structural steel engineering industry’s productivity, capability and competitiveness, the demand for structural steelwork in Hong Kong is expected to maintain a steady growth.

With our experienced management team and proven track record, we believe that we are well-positioned to capture the growing demand for structural steelwork in Hong Kong. We aspire to expand our focus to deploying resources to compete for additional and more sizeable structural steelwork projects. However, the ability of the operating subsidiary to undertake and concurrently work on additional projects is limited by our current resources. As such, we intend to expand the operating subsidiary’s present scale of operation, to enable it to compete for additional and more sizeable projects to increase our market share by obtaining more resources, including available manpower and financial resources.

Improve our financial management to ensure optimal finance costs and capital sufficiency

Structural steelwork contractors with a proven track record, technical know-how and sufficient capital and financial resources are generally considered favorably by general contractors during the tender selection process. Therefore, structural steelwork contractors with stronger financial backing and cash flow liquidity generally possess competitive advantages when tendering bids for a wider range and larger scale of projects. A strong capital base is essential to cope with increased turnover and support capital-intensive structural steelwork projects. As such, we believe our expansion of service capacity and business growth must be supported by a sound financial position and sufficient financial resources.

Structural steelwork contractors generally experience net cash outflows as up-front costs at the early stage of projects. The up-front costs of the projects undertaken by the operating subsidiary typically include costs incurred at the early stage of a project, comprising payment to suppliers for materials, subcontracting fees for subcontractors and machinery leasing expenses. We generally experience net cash outflows even after the first payment from a client is received, due to the time lag between the receipt of progress payments from clients and payments required to be made to suppliers or subcontractors. Based on our experience, the amount of cash inflows received from clients over the duration of a project generally tend to be lower at the early stages leading up to the peak amount of work performed, when inflows tend to match or exceed expenditures, while the costs incurred by the operating subsidiary typically increase marginally over the balance of the project period. Accordingly, our cash flows gradually turn from net cash outflows into net cash inflows as the project progresses.

Based on our experience and depending on the scale of the projects, the average timeframe between (i) the time when the operating subsidiary first incurs the up-front project costs, and (ii) the time when accumulated net cash outflows in respect of a project start to decrease from its peak is approximately seven to ten months from the commencement of the project. In respect of the top projects initiated for fiscal years 2025 and 2024, the operating subsidiary generally received the first progress payments from clients seven to ten months after the commencement of the projects. The specific amount of up-front costs incurred may vary from project to project, depending on the scale of the project, the party responsible for the procurement of materials, the schedule of project implementation, and our relationships with the relevant clients. In addition, the operating subsidiary may experience cash flow mismatch from time to time as a project progresses, which largely depends on (i) the certification process of the clients; (ii) clients’ internal process for approving invoices; (iii) the required settlement time required by the operating subsidiary’s suppliers; and (iv) the number and scale of the projects in progress. Therefore, the liquidity needs of projects may impose a constraint on the number and/or scale of the projects the operating subsidiary can undertake concurrently if relying solely on our operating cash flow to support business expansion.

As such, we intend to improve our financial management to ensure optimal finance costs and capital sufficiency.

Expand our workforce

The operating subsidiary’s project management team, comprised of project managers, quantity surveyors and site supervisors, is generally responsible for (i) formulating detailed work programs; (ii) liaising with its procurement team on the structural steel materials required; (iii) providing feedback to clients on the design of structural steelwork in accordance with their needs and specifications; (iv) coordinating with clients on the work schedule; (v) engaging, supervising and collaborating with subcontractors for construction site works; (vi) supervision of work progress, budget and quality of services rendered; (vii) preparation of progress reports; (viii) participation in project meetings and communication with clients on a continual basis; and (ix) ensuring the works performed fulfill our clients’ requirements, and are completed on schedule, within budget and in compliance with all applicable statutory requirements.

As of the date of this annual report, all of the operating subsidiary’s project management staff are deployed to ongoing projects. We consider that the current scale of project management staff may not be sufficient to meet the project management needs arising from the additional and more sizeable projects that the operating subsidiary intends to undertake in the future. Should additional projects be undertaken in the future, the existing project management staff may not be able to devote sufficient time and attention to properly supervise and manage all of the work undertaken by us and our subcontractors. By expanding the manpower resources of the operating subsidiary, we believe that it would have additional capacity to undertake more projects simultaneously while maintaining project management efficiency and service quality.

As such, we intend to expand the operating subsidiary’s project management team, in order to enhance our project management capabilities along with the planned expansion in our business scale and operation. We currently plan to hire additional project managers, quantity surveyors and engineers to cope with the intended growth in our business.

Our Business

Since the operating subsidiary’s establishment in 2021, it has been engaged in both public and private sector projects in Hong Kong. The operating subsidiary principally provides structural steelwork services as a subcontractor for (i) public sector projects, including infrastructure, public facilities and public residential developments, and (ii) private sector projects, which are mostly private commercial, residential and industrial developments. As a subcontractor, the direct clients of the operating subsidiary are mostly the registered general building contractors under the BO of various types of building and infrastructure projects in Hong Kong. The clients of the operating subsidiary’s public sector projects have primarily been the general contractors engaged by different Hong Kong government departments, authorities and statutory bodies, while the clients of the operating subsidiary’s private sector projects have been the general contractors engaged by private property developers.

Based on our past experience, as far as structural steelwork is concerned, there is no material difference in the expertise and know-how required for public sector and private sector projects.

The following table sets forth a breakdown of our revenue during the fiscal years ended March 31, 2025 and 2024 by reference to project sectors and the types of development involved:

	For the Fiscal Years Ended March 31				Variance
($’000)	2025	%	2024	%	Amount	%
Public sector
– Infrastructure and public facilities	$6,197	11.6%	$21,164	33.3%	$(14,967)	(70.7)%
– Residential	39,686	74.6%	32,234	50.8%	7,452	23.1%
	45,883	86.2%	53,398	84.1%	(7,515)	(14.1)%
Private sector
– Commercial/industrial	2,233	4.2%	4,045	6.4%	(1,812)	(44.8)%
– Residential	5,089	9.6%	6,020	9.5%	(931)	(15.5)%
	7,322	13.8%	10,065	15.9%	(2,743)	(27.3)%
Total	$53,205	100.0%	$63,463	100.0%	$(10,258)	(16.2)%

Our structural steelwork services

Structural steelwork refers to the installation and forming of steel structures, typically serving as the backbone of buildings and infrastructure during the initial construction stage. Essentially, structural steelwork involves columns and beams that are riveted, bolted or welded together. As a structural steelwork contractor, the operating subsidiary will supply, cut, bend, weld and assemble structural steel frames, trusses and other components into structures in accordance with the specifications provided in the building plans and designs. Typically, the operating subsidiary’s major responsibilities in a construction project include (i) performing site preparatory and preliminary work; (ii) developing detailed work schedules and work allocation plans; (iii) implementing construction site work; and (iv) conducting site safety supervision and quality control.

The flowchart below summarizes the principal steps of the foregoing business operations:

Note:	The timeframe is calculated on an approximate basis and may vary from project to project depending on the complexity of the project, the requirements of clients and/or agreements with clients on the timeframe for the principal steps.

Identification of new business opportunities

The operating subsidiary identifies potential projects mainly through invitations for tenders from existing and potential clients. From time to time, it will receive invitations to submit tender bids from general contractors. Sometimes, clients may seek pre-bid quotations from the operating subsidiary before submitting their tender bids to the developers or the Hong Kong Government. If these clients are subsequently awarded the projects, they will usually engage the operating subsidiary to perform the structural steelwork involved in such projects.

Preliminary assessment of the project

The tender documents and project details provided by the operating subsidiary’s clients generally contain the project description, scope of services required, expected commencement date, contract period, payment terms and timeframe for submitting the tender bid.

The operating subsidiary will typically review and evaluate the available tender documents and/or project details, to assess the scope of services, its capability, the expected complexity, sources of structural steel, available financial and human resources and feasibility and profitability of the project, to determine whether to proceed with the preparation of tender bid.

Preparation of tender

The executive director, general manager and quantity surveyors of the operating subsidiary are primarily responsible for the preparation of tender submissions. Generally, we would conduct site visit to the place at which the project is to be undertaken so as to have a better assessment of the complexity of the works involved.

The tender bid will generally include a statement of quantities or schedule of rates. The tender submission will be approved and endorsed by the general manager of the operating subsidiary before submission to clients.

The estimated costs to be incurred in the project are based on the operating subsidiary’s past experience, the recent price trends of materials, and contract workers/subcontracting services required for the project. Non-binding quotations from the operating subsidiary’s material suppliers and/or subcontractors may be relied upon when making cost estimations.

Clients may arrange interviews with the operating subsidiary after receiving its tender bid, to better understand the operating subsidiary’s personnel, expertise, and experience. Follow-up inquiries may be necessary in relation to a tender bid. Clients may also negotiate with the operating subsidiary following the submission of a tender bid with respect to the scope of service.

Award of contract

Clients customarily confirm the operating subsidiary’s engagement by issuing a letter of award or entering into a formal contract with it. Service contracts usually set forth the payment terms, project duration and other standard terms of services, wherein the estimated contract sum will be based on the agreed upon rates and the estimated quantities of work items involved. The actual amount of work to be carried out by the operating subsidiary under a contract will be subject to the client’s instructions or orders placed during the contract period, and the total actual value of work done may be different from the original estimated contract sum stated in the contract. Clients will measure the actual quantities of work executed on site and the operating subsidiary will be paid based on the actual work completed.

Project Planning

Upon being awarded a new project, the operating subsidiary will commence planning for the implementation and management of the project, which includes (i) formation of a project management team; (ii) procurement of materials; and (iii) engagement of contract workers/selection and appointment of subcontractors (if needed).

A project management team will be formed that typically consists of project managers, quantity surveyors and site supervisors. The project management team is generally responsible for (i) formulating detailed work programs; (ii) liaising with the procurement team on the structural steel required; (iii) coordinating with clients on the work schedule; (iv) engaging, supervising and collaborating with contract workers/subcontractors for construction site work; (v) supervision of work progress, budget and quality of services rendered; (vi) preparation of progress reports; (vii) participation in project meetings and communication with clients on a continual basis; and (viii) ensuring the work performed fulfill the clients’ requirements, and is completed on schedule, within budget and in compliance with all applicable statutory requirements.

Procurement of construction materials and leasing of equipment

The operating subsidiary will be responsible for the procurement of materials such as steel required for the projects. To ensure that high-quality services are consistently provided to clients, the operating subsidiary maintains an internal list of suppliers and subcontractors it approves that is updated on a regular basis, and materials are purchased from the approved suppliers on an internal list maintained by the operating subsidiary. On some occasions, a client may require that materials with certain specifications or quality standards are procured for a project, depending on their requirements and the nature of the project.

After being awarded a project, the operating subsidiary will contact the suppliers from whom it has obtained pre-bid quotations during the tender phase and may further negotiate on their pricing and contract terms.

The operating subsidiary does not own heavy machinery and equipment and will normally lease the required equipment from the approved equipment suppliers on its internal list.

For the fiscal years ended March 31, 2025 and 2024, 86.2% and 84.1% of our revenue were derived from public sector projects, respectively. The commencement of the public sector projects awarded to us may be subject to delay, suspension or termination, due to, among other things, political disagreements in relation to such projects, delays in approval of the funding of proposals for public works, objections of affected residents or entities or the budget deficit of the Hong Kong Government. Any material delay, suspension, termination or reduction of the number or contract value of public sector projects awarded to us will adversely affect our operations and financial position, and could lead to a decrease in revenue, resource misallocation, delay in cash inflows and accelerated cash outflows.

Construction works

The operating subsidiary mainly focuses on the role of project management and carries out the site work by recruiting contract workers under its supervision or subcontract part of the work to third-party subcontractors if the work exceeds its capacity. Subcontractors are selected based on their quality of services, qualifications, skills and techniques, prevailing market price, delivery time, reputation and availability of resources to accommodate the operating subsidiary’s requirements.

It customarily takes approximately two years for our operating subsidiary to complete a project. If there is any large-scale occupation activity or our subcontractors fail to meet our requirements, we may experience delays in the completion of the projects. Consequently, the operating subsidiary may incur additional costs due to delays that would result in higher costs in sourcing services, equipment or supplies and, in turn, adversely affect the profitability, financial performance and reputation of our business.

Site inspection and quality control

The operating subsidiary is required to submit progress reports to clients throughout the course of the construction work. Generally, the operating subsidiary’s project management team prepares progress reports and will report on the project status and any issues identified by its internal licensed staff responsible for site safety supervision and quality control during project implementation. On occasion, clients may adjust or revise a work schedule in order to accommodate the implementation of other construction works within the project site.

Progress payment from clients

The operating subsidiary receives progress payments from clients based on work it has done throughout the project.

Client inspection and acceptance

Upon completion of project work, clients will conduct an inspection and examination of the work completed, to ensure that such work complies with their quality standards, requirements and specifications.

Defects liability period

The operating subsidiary’s contracts may include a defects liability period following the completion of a project, to align with the same provisions of the prime contracts entered between the client and the project owners. During a defects liability period, the operating subsidiary may be required to rectify any defect without delay at its own cost, if the defect is due to non-conformance with the project contract or due to negligence or failure.

In addition, our clients may hold up to 5% to 10% of each payment to be made to the operating subsidiary as retention monies. Depending on the contract terms, half of the retention monies be are customarily released upon satisfactory completion of the project work, with the remainder released upon the expiry of the defects liability period under the relevant contract or at another agreed upon time.

Our Projects

During the fiscal year ended March 31, 2025, the operating subsidiary completed nine construction projects. The following table summarizes the construction projects completed by the operating subsidiary during the fiscal year ended March 31, 2025.

			($’000)
Customer	Sector	Description	Contract Sum
Customer A	Public - Residential	Residential development	8,897
Customer B	Public - Infrastructure and public facilities	Bypass	14,097
Customer D	Public - Residential	Residential development	10,205
Customer J	Private - Commercial/industrial	Commercial building	1,809
Customer N	Public - Residential	Residential development	7,399
Customer O	Private - Commercial/industrial	Commercial building	1,227
Customer P	Private - Commercial/industrial	Commercial building	1,965
Customer Q	Private - Commercial/industrial	Commercial building	565
Customer R	Private - Commercial/industrial	Factory renovation	141

During the fiscal year ended March 31, 2024, the operating subsidiary completed eight construction projects. The following table summarizes the construction projects completed during the fiscal year ended March 31, 2024.

			($’000)
Customer	Sector	Description	Contract Sum
Customer B	Public — Infrastructure and public facilities	Airport Third-Runway modification	$20,901
Customer F	Public — Infrastructure and public facilities	District cooling system	14,155
Customer G	Public — Infrastructure and public facilities	Bypass	11,410
Customer B	Public — Infrastructure and public facilities	Airport Third-Runway modification	8,301
Customer H	Private — Residential	Residential development	8,263
Customer A	Public — Residential	Residential development	6,498
Customer I	Private — Commercial/Industrial	Hotel	2,048
Customer J	Private — Commercial/Industrial	Commercial building	1,850

As of the date of this annual report, the operating subsidiary has nine active and ongoing construction projects that are expected to be completed between the second half of 2025 and 2028. The following table summarizes such construction projects as of the date of this annual report.

Customer	Sector	Description	($’000) Contract Sum
Customer A	Public - Residential	Residential development	23,294
Customer A	Public - Residential	Residential development	16,660
Customer A	Public - Residential	Residential development	11,276
Customer A	Public - Residential	Residential development	4,128
Customer C	Public - Residential	Light public housing	13,088
Customer E	Public - Infrastructure and public facilities	Public hospital	47,583
Customer I	Private - Residential	Residential development	8,715
Customer L	Private - Commercial	Renovation	1,718
Customer M	Public - Residential	Residential development	8,108

Our Clients

The direct clients of the operating subsidiary are primarily the registered general building contractors under the BO of various types of building and infrastructure projects in Hong Kong. The clients of the operating subsidiary’s public sector projects are usually general contractors engaged by different Hong Kong government departments, authorities and statutory bodies, while the clients of the operating subsidiary’s private sector projects are usually general contractors engaged by private property developers. The majority of our revenue during the fiscal years ended March 31, 2025 and 2024 was derived from public sector projects.

As a subcontractor, the operating subsidiary secures projects from general contractors through tender bids by client invitation. For the fiscal years ended March 31, 2025 and 2024, the revenue derived from the five largest clients of the operating subsidiary amounted to approximately 85.5% and 83.7%, respectively, of our total revenue. The percentage of our revenue attributable to the largest client amounted to approximately 55.1% and 31.7%, respectively, for the same periods. The operating subsidiary has maintained stable relationships with the above top clients who have established business relationships with the operating subsidiary since its inception in 2021. The following tables set forth a breakdown of the revenue generated from the five largest clients (including its subsidiaries, joint ventures or affiliated entities that are considered as a whole) during the fiscal years ended March 31, 2025 and 2024.

For the fiscal year ended March 31, 2025:

			Revenue recognized per project	Total revenue recognized per customer
Customer	Type of development	Description	$’000	$’000
Customer A	Public — Residential	Residential development	14,879	29,305
	Public — Residential	Residential development	10,822
	Public — Residential	Residential development	2,379
	Public — Residential	Residential development	1,206
	Public — Residential	Residential development	19
Customer C	Public — Residential	Residential development	7,246	7,246
Customer D	Public — Residential	Residential development	2,581	2,581
Customer E	Public — Infrastructure and public facilities	Hospital development	4,531	4,531
Customer B	Public — Infrastructure and public facilities	Bypass	1,808	1,808
		Subtotal		$45,471
		Total revenue		$53,205

For the fiscal year ended March 31, 2024:

			Revenue recognized per contract	Total revenue recognized per customer
Customer	Type of development	Description	$’000	$’000
Customer A	Public — Residential	Residential development	$12,394	$20,103
	Public — Residential	Residential development	3,767
	Public — Residential	Residential development	2,191
	Public — Residential	Residential development	1,751
Customer I	Private — Commercial/Industrial	Hotel	15	3,584
	Private — Residential	Residential development	3,569
Customer B	Public — Infrastructure and public facilities	Bypass	10,398	18,795
	Public – Infrastructure and public facilities	Airport Third-Runway modification work	7,461
	Public — Infrastructure and public facilities	Airport Third-Runway modification work	936
Customer D	Public — Residential	Residential development	5,586	5,586
Customer C	Public — Residential	Light public housing	5,047	5,047
		Subtotal		$53,115
		Total Revenue		$63,463

During the fiscal years ended March 31, 2025 and 2024, none of the operating subsidiary’s clients were our related parties.

As of the date of this annual report and during the fiscal years ended March 31, 2025 and 2024, the demand for structural steelwork in Hong Kong was largely driven by construction work arising from infrastructure and property development initiated by the Hong Kong government and private property developers. The availability of these developments is generally subject to the Hong Kong government’s policies and planning, as well as prevailing economic conditions. Given the landscape of the construction industry in Hong Kong, where construction work in the public sector may be dominated by a limited number of general contractors, it is common for a structural steelwork subcontractor to rely on such general contractors for its projects. Accordingly, if the operating subsidiary loses a significant client, it may have a material adverse effect on our business, both in the short and long term. However, we are confident that the operating subsidiary has established and maintained stable relationships with its major clients, and we consider losing them unlikely for the following reasons:

(i)	Major clients typically maintain an approved list of subcontractors for structural steelwork, and the operating subsidiary is included in all of their lists. Clients usually evaluate their subcontractors based on various factors, including but not limited to pricing, safety record and quality of services. We believe that the admission of the operating subsidiary as an approved structural steelwork subcontractor and its continued engagement by its major clients for multiple projects is attributable to the operating subsidiary’s sustained ability to provide quality services that conform with the quality standards, requirements and specifications of its major clients;

(ii)	The relationship between the general contractors and structural steelwork subcontractors is mutually dependent. To ensure such large-scale structural steelwork projects are completed on time and within budget, we believe that general contractors prefer to engage established market players in the structural steelwork industry, such as the operating subsidiary, since (a) they possess the requisite expertise, experience and resources to reliably handle such projects, and (b) have industry reputation, proven track records and sound financial capability;

(iii)	The operating subsidiary has a good record of not having (a) experienced any material dispute, claim, or litigation with its major clients; (b) any instance where it was unable to meet the quality requirements stipulated by its major clients; and (c) experienced any complaint or dissatisfaction from its major clients. More importantly, the major clients have demonstrated that they are willing to continue engaging the operating subsidiary as their structural steelwork subcontractor when suitable opportunities arise; and

(iv)	The operating subsidiary’s major clients may benefit from its proven track record as a quality subcontractor in the provision of structural steelwork service to deliver on time, within budget and in accordance with their quality standards and fulfill their responsibilities under the contractual relationship with their customers. In addition, we believe that the extensive experience of the operating subsidiary’s project management and supervision staff has enabled it to assist its clients in project management and site supervision and build reliable relationships and trust among its clients and their respective customers.

Sales and marketing

During the fiscal years ended March 31, 2025 and 2024, the operating subsidiary secured new businesses mainly through direct invitations for tender bids from existing and potential clients. Due to its proven track record and well-established relationship with existing clients, the operating subsidiary has been able to leverage on existing client base and reputation in the structural steelwork industry in Hong Kong so that it does not rely heavily on marketing activities. Generally, our general manager is responsible for liaising and maintaining business relationships with existing clients and keeping abreast of market developments and potential business opportunities.

Pricing Strategy

Pricing is generally determined based on certain markups over the estimated costs. Costs to be incurred are estimated for a project to determine the tender bid price. Pricing of services is determined on a case-by-case basis with regard to various factors, which generally include (i) the scope of services; (ii) the complexity of the project; (iii) the estimated number and types of machinery required; (iv) the price trend of the types of materials, subcontracting services and machinery and equipment required; (vi) the completion time requested by clients; and (vii) the availability of financial resources. Sufficient financial resources available to the operating subsidiary and a reliable network of suppliers, has enabled it to offer competitive tender bids, which may include a variety of pricing options and favorable payment terms to clients.

Our Suppliers

The operating subsidiary is usually responsible for the procurement of materials such as steel required for the projects. To ensure that high-quality services are consistently provided to clients, the operating subsidiary maintains an internal list of suppliers and subcontractors it approves that is updated on a regular basis, and materials are typically purchased from the approved suppliers on such list. On some occasions, clients may require that materials with certain specifications or quality standards are procured, depending on their requirements and the nature of the projects.

During the fiscal years ended March 31, 2025 and 2024, the goods and services supplied by suppliers of the operating subsidiary mainly included materials such as structural steel and miscellaneous services such as testing, machinery services, transportation and technical engineering services. For fiscal years ended March 31, 2025 and 2024, the operating subsidiary purchased steel materials in the amount of $11.5 million and $15.9 million, representing 23% and 27% of our cost of sales for the corresponding years, respectively. In addition, since the operating subsidiary does not own heavy machinery and equipment, the heavy machinery and equipment required is usually leased from the approved equipment suppliers on the operating subsidiary’s internal list.

As the operating subsidiary generally obtains pre-bid quotations from its structural steel suppliers during the tender bidding phase and will factor in the pricing trend of steel when determining a proposed bid price, it can usually pass on any increase in purchase costs to clients in the event of increases in the prices of materials or services purchased from suppliers. Therefore, notwithstanding the possible impact resulting from fluctuations in the market steel price on the costs of materials, the operating subsidiary may be able to mitigate such increased costs and limit the impact on our operation. Furthermore, after the projects are awarded and service and materials prices have been secured, the operating subsidiary may still negotiate the pricing and contract terms with suppliers to ensure its profit. During the fiscal years ended March 31, 2025 and 2024, we did not experience any material fluctuations in the costs of materials and services that had a material impact on our business, financial condition or results of operations.

The operating subsidiary does not generally enter into long-term supply agreements with materials and services suppliers. Instead, it purchases required materials and services by placing fixed-term purchase orders to the suppliers on a project-by-project basis. Without being bound by long-term supply agreements, the operating subsidiary has flexibility to choose from several suppliers to provide adequate amounts of its required materials and services on the basis of the factors that benefit it most at the time the purchase order is placed, including the quality and the price of their materials or services, the quality and efficiency of the sales and after-sales services they provide, and the payment terms they accept. In particular, as the operating subsidiary is not bound by long-term supply agreements, it is not obligated by any single supplier to have a guaranteed minimum quantity of materials or services to be purchased within a certain period. While the operating subsidiary does not enter into long-term supply agreements with our suppliers, the fixed-term purchase orders contain all the general terms and conditions of its purchases, including warranties, product specifications, indemnities, delivery, and certain other terms to secure its contractual rights.

During the fiscal years ended March 31, 2025 and 2024, we did not encounter any material difficulty in sourcing supplies based on the operating subsidiary’s needs and the operating subsidiary did not experience any material difficulties or delays in performing projects caused by material shortages or delays in the required supply of goods and services.

In addition, the operating subsidiary primarily focuses on the role of project management and carries out the site work by recruiting contract workers under its supervision for most projects and will often subcontract part of the work to third-party subcontractors if the work exceeds its capacity. In such instances, subcontractors are selected based on their quality of services, qualifications, skills and technique, prevailing market price, delivery time, reputation, and availability of resources to accommodate the operating subsidiary’s requirements. For the fiscal years ended March 31, 2025 and 2024, the percentage of our total purchases from our largest subcontractor amounted to approximately 6% and 32% of our total purchase, respectively, while the percentage of our purchases from all of subcontractors combined amounted to approximately 10% and 47% of our total purchases, respectively.

Major Suppliers

We believe that the operating subsidiary has maintained good business relationships with its suppliers. For the fiscal years ended March 31, 2025 and 2024, the percentage of purchases from our largest supplier amounted to approximately 36% and 32% of our total purchases, respectively. The following table sets forth a breakdown of major suppliers that represented 10% or more of our purchases and our total purchases from them during the fiscal years ended March 31, 2025 and 2024, respectively.

Fiscal Year 2025
Suppliers	Nature	Amount ($’000)	% to total purchase
Supplier F	Material and labor costs	$9,027	36.4%
Supplier B	Material and machine leasing	6,525	26.3%
Supplier E	Material	3,817	15.4%
		$19,369	78.1%
	Total Purchase	$24,829

Fiscal Year 2024
Suppliers	Nature	Amount ($’000)	% to total purchase
Supplier A	Sub-contraction	$9,193	31.5%
Supplier G	Material	6,496	22.3%
Supplier E	Material	3,915	13.4%
		$19,604	67.3%
	Total Purchase	$29,149

During the fiscal years ended March 31, 2025 and 2024, none of our suppliers or subcontractors were our related parties.

Competition

The structural steelwork market in Hong Kong is highly competitive and fragmented. Our main competitors are Chiu Kee Steel Work Limited and Chun Sum Kee Construction Limited, which are able to undertake structural steelwork with project sizes similar to ours and deliver comparable quality.

We consider technical expertise, quality of work, relationships with clients, and proven track records to be the determinants of the competitiveness of a structural steelwork services provider in Hong Kong. We believe that the operating subsidiary is well-positioned to effectively compete on the basis of its established reputation and proven track record, a visionary and experienced management team with strong technical and operational expertise, tailored solutions provided to clients, and the high quality of work due to an effective and stringent quality control systems. However, some current and potential competitors may have a longer operating history, higher reputation and brand awareness, greater financial and other resources, stronger relationships with clients, and greater operating scale than the operating subsidiary.

Impact of the COVID-19 Pandemic

The COVID-19 pandemic had resulted in tight quarantines, travel restrictions, limitations on social or public gatherings, and the temporary closure of business venues and facilities in Hong Kong in 2020 and 2021. Along with the gradual relaxation of pandemic-related policies since the first quarter of 2022 and a series of economic stimulus and relief measures imposed by the Hong Kong government during the second quarter of 2022, the market has gradually recovered, and the suspended projects have since resumed. Therefore, the temporary pandemic-related lockdowns in Hong Kong before the second quarter of 2022 did not have material impact on our business and results of operations for the fiscal years ended March 31, 2025 and 2024.

Employees

We had 9, 14, 26, and 26 full-time employees as of March 31, 2023, 2024, 2025 and the date of this annual report. The following table sets forth the number of our full-time employees categorized by areas of operations as of the date of this annual report:

Function	Number
Management	6
Sales and Marketing	1
Operations	8
Safety Supervisor	1
Quantity surveying	4
Human resources and administration	6
Total	26

Employees are mainly recruited by placing advertisements in the open market with reference to factors such as required experience, qualifications and expertise for our business operations. They are normally subject to a probation period of three months. We endeavor to use our best effort to attract and retain appropriate and suitable personnel and assess whether additional personnel is required on a continuous basis to cope with our business development. The operating subsidiary provides various types of training to employees and will sponsor employees to attend various training courses, including those concerning occupational health and safety in relation to the work. Such training courses include internal training as well as courses organized by external parties, such as the Construction Industry Council and the Occupational Safety and Health Council of Hong Kong.

We believe that we maintain a good working relationship with the full-time and contract workers, and we have not experienced material labor disputes in the past. None of our employees are represented by a labor union.

Insurance

We maintain the types and amounts of insurance coverage that we believe are adequate and consistent with industry standards with regard to our current operations and the prevailing industry practice. We have acquired employee compensation insurance for our directors and full-time employees. As for our on-site contract workers, since our clients are usually the general contractors of the construction projects, such clients are generally responsible for the purchase of (i) employees’ compensation insurance and (ii) contractors’ all risks insurance for the on-site contract workers. During the fiscal years ended March 31, 2025 and 2024, all of our projects were covered and protected by the employees’ compensation insurance and contractor’s all risks insurance maintained by the general contractor for the entire construction project, and no major insurance claim was raised in relation to our business operation.

As of the date of this annual report, we also maintain directors and officers (D&O) liability insurance to cover the potential liability of our directors and officers.

Besides the above, no other property insurance, business interruption insurance, employee insurance, or general third-party liability insurance is maintained.

Property and Equipment

We lease our headquarters and office space in Hong Kong as shown below:

Location	Space (in square feet)	Use	Lease Term
Hong Kong	4,102	Headquarters and office space	Annual Renewal

We believe that our existing office space is sufficient for our current operations, and we will continue to review our need for office space from time to time and make adjustments accordingly. We do not anticipate difficulty securing additional office space if needed.

Intellectual Property

As of the date of this annual report, we have registered the domain name of our website, www.oneconstruction.com.hk. As of the date of this annual report, neither we nor our operating subsidiary owns any patents, copyrights, trademarks or other domain names.

Occupational health and safety

We place emphasis on occupational health and work safety during the delivery of services rendered by the operating subsidiary, as it is our concern not to put employees, contract workers, subcontractors and the general public in hazardous situations. The operating subsidiary has adopted an occupational health and safety system, as required by relevant occupational health and safety laws, rules and regulations and managed by its safety and environmental team.

Due to the nature of work in the construction industry, workers at the sites are prone to safety hazards. In order to provide a safe and healthy working environment for our employees, contract workers, and subcontractors and to ensure compliance with the applicable laws and regulations in Hong Kong, the operating subsidiary implements a safety control policy at the commencement and during the implementation period of each project. The safety control policy is documented in writing and is supplemented with instructions, training and demonstrations. Strict implementation and adherence are required with respect to such a safety control policy. Our safety and environmental department is responsible for monitoring and implementing the safety plan. We will continue to put adequate resources and effort to uphold and improve safety management, in order to reduce risks related to safety issues.

As a subcontractor, the operating subsidiary requires contract workers, employees, or subcontractors to report any accident to us, and the same will be reported to the general contractors and the Hong Kong Labour Department. During the fiscal years ended March 31, 2025 and 2024, there were three and nine reported injuries, respectively, and 30 and 42 compromised cases, respectively, which gave rise to employees’ compensation claims and common law personal injury claims for the aggregate amount of $200,000 and $160,000, respectively. All of these accidents occurred in Hong Kong and were timely reported to the clients and the Hong Kong Labour Department. All the above-mentioned reported injuries and compromised cases are related to our contracted workers.

Environmental compliance

We endeavor to minimize any adverse impact on the environment resulting from our business activities. The operations on sites are subject to certain environmental requirements pursuant to the laws in Hong Kong, such as Air Pollution Control Ordinance, Noise Control Ordinance, Water Pollution Control Ordinance and Waste Disposal Ordinance.

Apart from following the environmental protection policies formulated and required by clients, we have also established our environmental management policy to ensure proper management of environmental protection and compliance with environmental laws and regulations by the operating subsidiary’s employees, contract workers and workers of the subcontractors on, among others, air pollution, noise control and waste disposal. As of the date of this annual report and for the fiscal years ended March 31, 2025 and 2024, we did not incur any material costs for environmental compliance and did not record any non-compliance with applicable environmental requirements that resulted in prosecution or penalty being brought against us.

Seasonality

We have not experienced a significant impact on our business results due to seasonality. We believe the structural steelwork industry in Hong Kong does not have any significant seasonality, as structural steelwork projects take place throughout the year.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breaches of contract, and labor and employment claims. Neither we, nor the operating subsidiary is a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, is likely to have any material and adverse effect on our business, financial condition, cash flow, or results of operations.

Regulations

Regulations related to building works

Buildings Ordinance (Chapter 123 of the Laws of Hong Kong)

Under section 14(1) of the BO, except for minor works commenced under the simplified requirements, no person shall commence or carry out any building works, including alteration, addition and every kind of building operation, without having obtained approval and consent from the Building Authority. Any person who intends to carry out alteration or addition building works in existing premises is required to appoint an authorized person, and where necessary a registered structural engineer and geotechnical engineer, to prepare and submit plans for the approval of the Building Authority under the BO.

Under section 9 of the BO, a person is required to appoint a Registered General Building Contractor to carry out for him building works (other than specialized works and minor works) and a person is required to appoint a Registered Specialist Trade Contractor to carry out for him specialized works (other than the specialized works designated as minor works) of the category for which the contractor is registered. The Registered General Building Contractor and Registered Specialist Trade Contractor appointed shall be required to, inter alia, provide continuous supervision to the carrying out of the relevant works in accordance with his supervision plan.

During the fiscal year ended March 31, 2025 and March 31, 2024, we acted as a subcontractor for Reinforcement Bar Fixing in project works in Hong Kong. Since there is a registered general building contractor who is registered under the BO to supervise the works in all the project we involved in and our involved is as a subcontractor only, we are not required to be obtain any licenses, permits or approval for our business under the BO.

Regulations related to construction labor, health and safety

Factories and Industrial Undertakings Ordinance (Chapter 59 of the Laws of Hong Kong) (“FIUO”)

Section 6A(1) of the FIUO provides that “it shall be the duty of every proprietor of an industrial undertaking to ensure, so far as is reasonably practicable, the health and safety at work of all persons employed by him at the industrial undertaking.” The general duties are set out in section 6A(2) of the FIUO and include:

●	providing and maintaining plant and work systems that do not endanger safety or health;

●	making arrangements for ensuring safety and health in connection with the use, handling, storage and transport of articles and substances;

●	providing all necessary information, instructions, training and supervision for ensuring safety and health;

●	providing and maintaining safe access to and egress from the workplaces; and

●	providing and maintaining a safe and healthy working environment

Section 6BA(5) of the FIUO further provides that, every proprietor shall not employ at the undertaking a relevant person who has not been issued a relevant safety training certificate or whose relevant certificate has expired.

There are 30 sets of subsidiary regulations under the FIUO, covering various aspects of hazardous work activities in various workplaces, containing detailed health and safety standards on work situations, plant and machinery, processes and substances.

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) (“OSHO”)

The OSHO provides for the protection of health and safety of employees in workplaces, both industrial and non-industrial. In particular, pursuant to section 6 of the OSHO, employers must, as far as reasonably practicable, ensure the safety and health at work of all employees by:

●	providing and maintaining plant and systems of work that are safe and without risks to health;

●	making arrangements for ensuring safety and absence of risks to health in connection with the use, handling, storage or transport of plant or substances;

●	providing all necessary information, instruction, training, and supervision for ensuring safety and health; and

●	(where the workplace is under the employer’s control) maintaining the workplace in a condition that is safe and without risks to health and providing and maintaining means of access to and egress from the workplace that are safe and without risks to health.

The Commissioner for Labour may serve improvement notices on an employer or an occupier of the workplace against contravention of the OSHO or the FIUO, or suspension notices against an activity or condition or use of workplace where there is an imminent risk of death or serious bodily injury.

Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong)

The Occupiers Liability Ordinance regulates the obligations of a person occupying or having control of premises on injury resulting to persons or damage caused to goods or other property lawfully on the land.

The Occupiers Liability Ordinance imposes a common duty of care on an occupier of premises to take such care as in all the circumstances of the case is reasonable to see that the visitor will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (“EO”)

The EO sets out amongst other things the statutory entitlements of an employee, including but not limited to the right to terminate his or her employment contract by notice or by payment in lieu of notice; maternity protection; severance payments or long service payments; sickness allowance; rest day; statutory holidays or alternative holidays; and minimum amount of paid annual leave depending on the length of employment.

Pursuant to section 43C of the EO, if any wages become due to the employee who is employed by a sub-contractor on any work which the sub-contractor has contracted to perform, and such wages are not paid within the prescribed period in the EO, such wages shall be payable to the employee by the principal contractor where the sub-contractor has contracted with the principal contractor and payable by the principal contractor and every superior sub-contractor jointly and severally where the sub-contractor has contracted with a superior sub-contractor. The liability of the principal contractor and/or the superior sub-contractor(s) shall however be limited to (a) the wages of an employee whose employment relates wholly to the work which the principal contractor has contracted to perform and whose place of employment is wholly on the site of the building works; and (b) the wages due to such an employee for 2 months without any deductions under the EO (being the first 2 months of the period in respect of which the wages are due).

A principal contractor and superior sub-contractor (where applicable) shall not be liable to pay any wages to the employee of the sub-contractor pursuant to the said section 43C if that employee fails to serve a notice in writing on the principal contractor within 60 days after the wage due date. A principal contractor shall, within 14 days after receipt of such notice from the relevant employee, serve a copy of the notice on every superior sub-contractor to that sub-contractor (where applicable) of whom he is aware.

In addition, pursuant to section 43F of the EO, if a principal contractor or superior sub-contractor pays to an employee any wages under the said section 43C, the wages so paid shall be a debt due by the employer of that employee to the principal contractor or superior sub-contractor, as the case may be. The principal contractor or superior sub-contractor may either (i) claim contribution from every superior sub-contractor to the employee’s employer or from the principal contractor and every other such superior sub-contractor as the case may be, or (ii) deduct by way of set-off the amount paid by him from any sum due or may become due to the sub-contractor in respect of the work that he has sub-contracted.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (“ECO”)

Under the ECO, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of employment, the employer is in general liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. Similarly, an employee who suffers incapacity or dies arising from an occupational disease is entitled to receive the same compensation as that payable to employees injured in occupational accidents. The employer must report to the Commissioner for Labour any work accident resulting in the aforesaid injury, incapacity or death in accordance with section 15 of the ECO.

Section 24 of the ECO stipulates that a principal contractor shall be liable to pay compensation to sub-contractors’ employees who are injured in the course of their employment to the sub-contractor. The principal contractor is, nonetheless, entitled to be indemnified by the sub-contractor who would have been liable to pay compensation to the injured employee.

Further, pursuant to section 40 of the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”)

Section 7 of the MPFSO requires every employer of an employee of 18 years of age or over but under 65 years of age to take all practical steps to ensure that the employee becomes a member of a registered scheme within the first 60 days of employment. Subject to the maximum and minimum level of relevant income, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the relevant registered scheme.

In addition, there are Industry Schemes which are mandatory provident fund (“MPF”) schemes specifically designed for employers in the construction and catering industries as the two industries have high labor mobility and employ many casual employees on a daily basis. For the purpose of the Industry Schemes, the construction industry covers the following eight major categories: (i) foundation and associated works; (ii) civil engineering and associated works; (iii) demolition and structural alteration works; (iv) refurbishment and maintenance works; (v) general building construction works; (vi) fire services, mechanical, electrical and associated works; (vii) gas, plumbing, drainage and associated works; and (viii) interior fitting-out works. It is however not mandatory for employers in these two industries to join the Industry Schemes under the MPFSO.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (“MWO”)

The MWO provides for a prescribed minimum hourly wage rate (currently at HK$40 per hour) during the wage period for every employee engaged under a contract of employment under the EO.

Any provision of a contract of employment which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the MWO is void pursuant to section 15 of the MWO.

Immigration Ordinance (Chapter 115 of the Laws of Hong Kong) (“IO”)

Pursuant to section 38A of the IO, a construction site controller (i.e. the principal or main contractor and includes a sub-contractor, owner, occupier or other person who has control over or is in charge of a construction site) shall take all practicable steps to (i) prevent having illegal immigrants from being on site or (ii) prevent illegal workers who are not lawfully employable from taking employment on site.

Construction Workers Registration Ordinance (Chapter 583 of the Laws of Hong Kong) (“CWRO”)

Pursuant to sections 3 and 5 of the CWRO, no person shall employ another person to personally carry out on a construction site construction work unless the person being employed is a registered construction worker and in the case of construction works that involve skills of those designated trade divisions, only registered skilled or semi-skilled workers for such trade division except in prescribed circumstances under the CWRO.

Regulations related to Environmental Protection

Air Pollution Control Ordinance (Chapter 311 of the Laws of Hong Kong) (“APCO”)

The APCO provides for the control of emission of air pollutants and noxious odor from construction, industrial and commercial activities and other polluting sources. Subsidiary regulations of the APCO impose control on air pollutant emissions from certain operations through the issue of licenses and permits.

A contractor shall observe and comply with the APCO and its subsidiary regulations, including without limitation the Air Pollution Control (Open Burning) Regulation (Chapter 311O of the Laws of Hong Kong), the Air Pollution Control (Construction Dust) Regulation (Chapter 311R of the Laws of Hong Kong), the Air Pollution Control (Smoke) Regulations (Chapter 311C of the Laws of Hong Kong) and the Air Pollution Control (Non-road Mobile Machinery) (Emission) Regulation (Chapter 311Z of the Laws of Hong Kong).

For instance, the contractor responsible for a construction site shall devise, arrange methods of working and carry out the works in such a manner so as to minimize dust impacts on the surrounding environment, and shall provide experienced personnel with suitable training to ensure that these methods are implemented.

Noise Control Ordinance (Chapter 400 of the Laws of Hong Kong) (“NCO”)

The NCO controls, among others, noise from construction, industrial and commercial activities. A contractor shall comply with the NCO and its subsidiary regulations in carrying out construction works.

In particular, pursuant to sections 6(1) and 6(2) of the NCO, the use of powered mechanical equipment (other than percussive piling) and construction works that produce noises are prohibited between 7:00p.m. and 7:00a.m. or at any time on general holidays at any place, unless prior approval has been granted by the Noise Control Authority through the construction noise permit system. For construction activities that are to be carried out for percussive piling between the hours of 7a.m. and 7p.m. on any day, not being a general holiday, prior approval is required from the Noise Control Authority through the construction noise permit system according to section 6(3) of the NCO. Construction activities that are to be carried out for percussive piling between the hours of 7p.m. and 7a.m. on any day, not being a general holiday is strictly prohibited under section 6(4) of the NCO.

Further, hand-held percussive breakers and air compressors must comply with noise emissions standards and be issued with a noise emission label from the Director of the Environmental Protection Department.

Water Pollution Control Ordinance (Chapter 358 of the Laws of Hong Kong) (“WPCO”)

The WPCO controls effluent from industrial, commercial, institutional and construction premises.

Pursuant to sections 8 and 9 of the WPCO, unless the discharge falls within the exceptions provided under the WPCO (such as permitted discharges of domestic sewage or unpolluted water into communal sewer or communal drain), a person commits an offence if he:

●	discharges any water or polluting matter into the waters of Hong Kong in a water control zone;

●	discharges any matter into any inland waters in a water control zone which tends (either directly or in combination with other matter which has entered those waters) to impede the proper flow of the water in a manner leading or likely to lead to a substantial aggravation of pollution;

●	discharges any poisonous or noxious matter into the waters of Hong Kong; or

●	discharges any matter into a communal sewer or communal drain in a water control zone.

If the above matters are discharged from any premises, the occupier of the premises also commits an offence under sections 8(1A) and 9(2) of the WPCO.

It is however a defense under section 12 of the WPCO if a person can prove that such discharge is made pursuant to a water pollution control license granted by the Director of Environmental Protection.

Waste Disposal Ordinance (Chapter 354 of the Laws of Hong Kong) (“WDO”)

The Waste Disposal Ordinance provides for the production, storage, collection, and disposal including the treatment, reprocessing and recycling of wastes. Pursuant to section 16 of the WDO, a person shall not use, or permit to be used, any land or premises for the disposal of waste unless he has obtained a license from the Director of the Environmental Protection Department. Unlawful disposal of water and disposal of construction waste on a private lot without valid permission are prohibited under sections 16A and 16B of the WDO respectively.

A contractor shall observe and comply with the WDO and the subsidiary regulations of the WDO, including but not limited to the Waste Disposal (Chemical Waste) (General) Regulation (Chapter 354C of the Laws of Hong Kong) and the Waste Disposal (Charges for Disposal of Construction Waste) Regulation (Chapter 354N of the Laws of Hong Kong).

Dumping at Sea Ordinance (Chapter 466 of the Laws of Hong Kong)

Under the Dumping at Sea Ordinance, any waste producers involved in marine dumping and related loading operations are required to obtain permits from the Director of Environmental Protection.

Public Health and Municipal Services Ordinance (Chapter 132 of the Laws of Hong Kong) (“PHMSO”)

Pursuant to section 12 of the PHMSO, the following matters shall be nuisances which may be actionable under section 127 of the PHMSO:

●	any premises in such a state as to be a nuisance or injurious or dangerous to health;

●	any accumulation of deposit which is a nuisance or injurious or dangerous to health;

●	the emission of dust, fumes or effluvia from any premises in such a manner as to be a nuisance; and

●	the emission of dust from any building under construction or demolition in such a manner as to be a nuisance.

Regulations related to Hong Kong taxation

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) (“IRO”)

Under section 52(4) of the IRO, where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than 3 months after the date of commencement of such employment. Pursuant to section 52(5) of the IRO, where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than 1 month before such individual ceases to be employed in Hong Kong.

The IRO further provides, among other things, that profits tax is payable by corporations carrying on a trade, profession or business in Hong Kong on the assessable profits arising in or derived from Hong Kong at the standard rate, which is on the date hereof fixed at 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000.

Regulations related to anti-competition

Competition Ordinance (Chapter 619 of the Laws of Hong Kong)

The Competition Ordinance prohibits (i) anti-competitive agreements if the object or effect of the agreement, concerted practice or decision is to prevent, restrict or distort competition in Hong Kong, (ii) conduct that prevents, restricts or distorts competition in Hong Kong and (iii) mergers that substantially lessen competition in Hong Kong.

The Competition Commission and the Communication Authority also issued six guidelines to provide guidance on how the Competition Commission and the Communication Authority intend to interpret and give effect to the provisions of the Ordinance. Amongst the said six guidelines, the “Guideline on the First Conduct Rule” and the “Guideline on the Second Conduct Rule” are most relevant to our business.

The “First Conduct Rule” provides that an undertaking must not (i) make or give effect to an agreement; (ii) engage in a concerted practice; or (iii) as a member of an association of undertakings, make or give effect to a decision of the association, if the object or effect of the agreement, concerted practice or decision is to prevent, restrict or distort competition in Hong Kong.

In addition, the “Second Conduct Rule” provides that an undertaking that has a substantial degree of market power in a market must not abuse that power by engaging in conduct that has as its object or effect the prevention, restriction or distortion of competition in Hong Kong. A conduct may constitute an abuse under the “Second Conduct Rule” if it involves predatory behavior towards competitors or limiting production, markets or technical development to the prejudice of consumers.

Construction Industry Levy

Construction Industry Council Ordinance (Chapter 587 of the Laws of Hong Kong) (“CICO”)

According to section 32 of the CICO, construction industry levy (“levy”) is payable by registered contractors appointed under section 9 of the BO or any persons who carry out construction operations in Hong Kong to the Construction Industry Council (“Council”).

The levy is applicable to construction operations with a value exceeding HK$3,000,000 and is chargeable at 0.5% of the total value of the construction operation (as defined under section 53 of the CICO).

According to section 34 of the CICO, the contractor and authorized person each are required to inform the Council by a notice in a specified form that he is such contractor or authorized person in respect of the construction operations within 14 days after its commencement.

Pursuant to section 35 of the CICO, a contractor is required to give a notice of payment in a specified form to the Council within 14 days after the contractor receives a payment in respect of the construction operation.

Pursuant to section 36 of the CICO, a contractor is required to give a notice of completion in a specified form to the Council within 14 days after the completion of the construction operation.

The Council shall assess the levy payable upon receiving the notice of payment and give a notice of assessment in writing specifying the amount of levy. The Council can also make the assessment notwithstanding no notice of payment or notice of completion has been given and according to section 41 of CICO, if a contractor fails to give notice of payment or notice of completion without a reasonable excuse, a surcharge not exceeding twice the amount of the levy payable may be imposed.

According to section 46 of the CICO, if the contractor fails to pay in full the amount of levy or surcharge within 28 days after the notice of assessment or notice of surcharge is given, the contractor is liable to pay a penalty of 5% of the unpaid amount. If the contractor still fails to pay the unpaid amount within 3 months after the expiry of 28 days, the contractor is liable to pay a further penalty of 5% of the unpaid amount.

Licensing or Registration Regime

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong)

The Business Registration Ordinance requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business within 1 month after the commencement of business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be.

Registered Specialist Trade Contractors Scheme (“RSTCS”)

The RSTCS is an administrative registration scheme launched in 2019 and replaced the former Subcontractor Registration Scheme (formerly known as the Voluntary Subcontractor Registration Scheme). The RSTCS was recognized by the Government, public organizations, developers, professional institutions and trade associations which would require the engagement of Registered Specialist Trade Contractors and Registered Subcontracts for construction project.

OneC Engineering is a Registered Specialist Trade Contractor for Reinforcement Bar Fixing (S06).

Under the RSTCS, there are 6 core elements for registration; namely, safety, management, job experience, execution, finance and integrity management. Sub-contractors engaged in the 20 designated trades (including but not limited to reinforcement bar fixing) may apply for registration under the Registered Specialist Trade Contractors Scheme which is managed by the Construction Industry Council. A registered specialist trade contractor under the RSTCS shall apply for renewal in the prescribed form not earlier than 6 months before and not later than 3 months before the specified date of expiry of the registered specialist trade contractor’s registration. An application for renewal shall be subject to approval by the Committee on Registered Specialist Tarde Scheme.

Registered specialist trade contractors are required to observe and comply with the Rules and Procedures for the Register of Specialist Trade Contractors published by the Construction Industry Council. Under the Rules and Procedures for the Register of Specialist Trade Contractors, the following circumstances may lead to regulatory actions by the Committee on Registered Specialist Trade Contractors Scheme:

●	a petition for winding-up or bankruptcy has been filed against the registered specialist trade contractor or other financial problems;

●	failure to answer queries or provide information relevant to the registration within the prescribed time specified by the Committee on Registered Specialist Trade Contractors Scheme;

●	misconduct or suspected misconduct of the registered specialist trade contractor;

●	court conviction or violation of any law by the registered specialist trade contractor;

●	matters of public interest;

●	causing or contributing to the occurrence of a serious incident taking place in any public or private construction site;

●	serious or suspected serious poor performance in any public or private sector works contract; and

●	failure to comply with any provisions of the Rules and Procedures for the Register of Specialist Trade Contractors.

The Committee on Registered Specialist Trade Contractors Scheme is empowered to conduct inquiries into a registered specialist trade contractors’ conduct and impose the following regulatory actions against such registered specialist trade contractor:

●	written warning be given to the registered specialist trade contractor;

●	suspension from registration for a specified period;

●	grouping of a registered specialist trade contractor be changed; and

●	registration of the registered specialist trade contractor be revoked.

The proposed Security of Payment Legislation (“SOPL”)

The Construction Industry Security of Payment Bill (the “SOP Bill”) was released by the Hong Kong government on 16 May 2024 to establish a mechanism for improving payment practices and providing for expeditious resolution of payment disputes in the construction industry. The SOP Bill has been passed by the Hong Kong Legislative Council on 18 December 2024 and the SOPL will be gazatted on 27 December 2024.

Based on the Bill, the SOPL, once enacted, will cover all contracts (whether written or oral) entered into on or after the commencement date of the SOPL for carrying out construction work, as well as contracts for the supply of goods and services related to the construction work in Hong Kong and the contract value of which is on the date of the contract not less than HK$5,000,000 for contracts for the carrying out of construction work and HK$500,000 for contracts for the supply of related goods and services only. The SOPL will also apply to subcontract of a main private contract.

The Bill includes the following key provisions:

●	Prohibition of the use of conditional payment provisions such as payment to the other party of the contract being conditional upon payment of that money by a third party;

●	Imposition of deadline for progress payment and payment response;

●	In the event of a payment dispute, the claiming party may initiate adjudication proceedings to enable speedy resolutions through an independent adjudicator;

●	The SOPL provides for the claiming party’s right to suspend or slow down construction work or supply of goods and services in certain circumstances where the adjudicated amount is not promptly made by the paying party; and

●	Contracting out of the SOPL is prohibited and any provision in a contract or agreement purporting to restrict the operation of the SOPL or being inconsistent with the SOPL will be void.

Regulations related to Data Security

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”)

The PDPO imposes a statutory duty on data users (i.e., a person who, either alone or jointly or in common with other persons, controls the collection, holding, processing or use of the data) to comply with the requirements of the six data protection principles set out in Schedule 1 to the PDPO). Section 4 of the PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes any of the Data Protection Principles unless the act or practice (as the case may be) is required or permitted under the PDPO. The six Data Protection Principles are:-

1.	Principle 1 — purpose and manner of collection of personal data;

2.	Principle 2 — accuracy and duration of retention of personal data;

3.	Principle 3 — use of personal data;

4.	Principle 4 — security of personal data;

5.	Principle 5 — information to be generally available; and

6.	Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data. The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense that may, depending on the severity, lead to a variety of fines and imprisonment.

Additionally, the PDPO also gives data subjects certain rights, including, but not limited to:

●	The right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

●	if the data user holds such data, to be supplied with a copy of such data; and

●	the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes certain conduct, including, but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent.

An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data, may seek compensation from the data user concerned.

C. Organizational Structure

See “—A. History and Development of the Company.”

D. Property, Plants and Equipment

See “—B. Business Overview—Properties.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion and analysis and other parts of this annual report contain forward-looking statements based upon current beliefs, plans, and expectations that involve risks, uncertainties, and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this annual report. You should carefully read the “Risk Factors” section of this annual report in Item 3. – “Key Information” to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

A. Operating Results

Overview

We are incorporated under the laws of the Cayman Islands on June 14, 2024, as an exempted company with limited liability and are the holding company of our BVI and Hong Kong subsidiaries. We have no material operation of our own. We conduct our operations primarily in Hong Kong through our operating subsidiary, OneC Engineering. OneC Engineering is principally engaged in construction projects in both the public and private sectors in Hong Kong as a structural steelwork contractor. Our projects mainly involve infrastructure, facilities and commercial and residential developments. The project owners of our projects are generally the Hong Kong government and property developers, and our clients are mostly the general contractors engaged under such projects. OneC Services, our other wholly-owned subsidiary incorporated in Hong Kong, does not operate any business activity and only handles payroll matters for the employees of OneC Engineering.

Operating Results

The following table sets forth key components of our results of operations for the fiscal years ended March 31, 2025 (“FY2025”), 2024 (“FY2024”) and 2023 (“FY2023”):

	For the fiscal years ended March 31
($’000)	2025	2024	2023	Variance*	%*
Revenue	$53,205	$63,463	54,493	$(10,258)	(16.2)%
Cost of revenue	(49,289)	(59,020)	(51,667)	9,731	(16.5)%
Gross profit	3,916	4,443	2,826	(527)	(11.9)%
Other income	12	13	838	(1)	(7.7)%
Allowance for credit loss on accounts
receivable	(13)	(1,347)	(531)	1,334	99.0%
Administration expenses	(2,227)	(877)	(932)	(1,350)	153.9%
Profit from operations	1,688	2,232	2,201	(544)	(24.4)%
Finance costs	(549)	(322)	(169)	(227)	70.5%
Profit before taxation	1,139	1,910	2,032	(771)	(40.4)%
Income tax expenses	(241)	(141)	(362)	(100)	70.9%
Net income	$898	$1,769	1,670	$(871)	(49.2)%
Other comprehensive income
Exchange differences on translation of foreign operations	44	28	7	16	57.1%
Total comprehensive income attributable to shareholders	$942	$1,797	1,677	$(855)	(47.6)%

*	Represents amount and percentage of change from FY2024 to FY2025.

Revenue

Our revenue is mainly derived from installing structural steelworks for construction projects in Hong Kong. The following table sets forth the breakdown of our revenue by sectors:

	For the fiscal Years Ended March 31						2025 vs 2024 Variance
($’000)	2025	%	2024	%	2023	%	Amount*	%*
Public sector
– Infrastructure and public facilities	$6,197	11.6%	$21,164	33.3%	$34,647	63.6%	$(14,967)	(70.7)%
– Residential	39,686	74.6%	32,234	50.8%	9,850	18.1%	7,452	23.1%
	45,883	86.2%	53,398	84.1%	44,497	81.7%	(7,515)	(14.1)%
Private sector
– Commercial/industrial	2,233	4.2%	4,045	6.4%	3,701	6.8%	(1,812)	(44.8)%
– Residential	5,089	9.6%	6,020	9.5%	6,295	11.5%	(931)	(15.5)%
	7,322	13.8%	10,065	15.9%	9,996	18.3%	(2,743)	(27.3)%
Total	$53,205	100.0%	$63,463	100.0%	$54,493	100.0%	$(10,258)	(16.2)%

*	Represents amount and percentage of change from FY2024 to FY2025.

Public Sector

Our revenue derived from the public sector for FY2025 was $45.9 million, representing a decrease of $7.5 million, or 14.1%, from $53.4 million for FY2024, mainly attributable to the combined impact of (i) an increase in revenue derived from the structural steelworks for public sector residential construction projects under the Hong Kong Housing Authority; and (ii) a decrease in revenue derived from infrastructure and public facilities projects.

Revenue derived from the public sector increased by $8.9 million, or 20%, to $53.4 million in FY2024 when compared to $44.5 million in FY2023. The increase was due to (i) the increase in revenue recognized from the construction work for residential projects in FY2024 due to the commencement of a number of residential projects from the Hong Kong Housing Authority; and (ii) the decrease in revenue recognized from the infrastructure and public facilities projects as a significant part of the revenue of these construction projects were recognized in the prior fiscal years.

Private sector

Our revenue derived from the private sector for FY2025 was $7.3 million, representing a decrease of $2.7 million, or 27.3%, from $10.0 million for FY2024, mainly attributable to the slowdown in the development of the commercial property market in Hong Kong during FY2025. Revenue derived from the private sector remained at a similar level for FY2024 and FY2023.

Cost of revenue

The following table sets forth the breakdown of our cost of revenue by sector:

	For the Fiscal Years Ended March 31						2025 vs 2024 Variance
($’000)	2025	%	2024	%	2023	%	Amount*	%*
Public sector
– Infrastructure and public facilities	$5,428	11.0%	$19,360	32.8%	32,500	62.9%	$(13,932)	(72.0)%
– Residential	35,398	71.8%	30,399	51.5%	9,848	19.1%	4,999	14.1%
	40,826	82.8%	49,759	84.3%	42,348	82.0%	(8,933)	(18.0)%
Private sector
– Commercial/industrial	3,040	6.2%	3,701	6.3%	3,470	6.7%	(661)	(17.9)%
– Residential	5,423	11.0%	5,560	9.4%	5,849	11.3%	(137)	(2.5)%
	8,463	17.2%	9,261	15.7%	9,319	18.0%	(798)	(8.6)%
Total	$49,289	100.0%	$59,020	100.0%	51,667	100.0%	$(9,731)	(16.5)%

*	Represents amount and percentage change from FY2024 to FY2025.

Our total cost of revenue for FY2025 was $49.3 million, representing a decrease of $9.7 million, or 16.5%, from $59.0 million in FY2024. Such decrease was in line with the decrease in revenue. In line with our increase in revenue from FY2023 to FY2024, our cost of revenue increased by $7.4 million, or 14.2%, from $51.7 million in FY2023 to $59.0 million in FY2024.

The following table sets forth the breakdown of our cost of revenue by nature:

	For the Fiscal Years Ended March 31						2025 vs 2024 Variance
($’000)	2025	%	2024	%	2023	%	Amount*	%*
Materials	$11,546	23.4%	$15,938	27.0%	$19,358	37.5%	(4,392)	(27.6)%
Subcontracting of construction site work	2,744	5.6%	9,193	15.6%	5,123	9.9%	(6,449)	(70.2)%
Machinery leasing	2,634	5.3%	3,802	6.4%	8,225	15.9%	(1,168)	(30.7)%
Direct labor costs	32,286	65.5%	29,871	50.6%	18,822	36.4%	2,415	8.1%
Consumable and sundry expenses	79	0.2%	216	0.4%	139	0.3%	(137)	(63.4)%
Total	49,289	100.0%	59,020	100.0%	51,667	100.0%	(9,731)	(16.5)%

*	Represents amount and percentage of change from FY2024 to FY2025.

Our cost of revenue during FY2025 and FY2024 comprised:

Materials

This represents our costs for procuring materials (mainly steel) required for performing our structural steelwork. Since a number of our construction projects were close to the mid/final stages of the construction cycle in FY2025 and fewer materials were needed, our cost of materials decreased by 27.6% from $15.9 million in FY2024 to $11.5 million in FY2025.

As the steel price experienced a decline during FY2023 and FY2024, our cost of material decreased by 17.7% from $19.4 million in FY2023 to $15.9 million in FY2024.

Subcontracting of construction site work

This represents our costs for engaging subcontractors to conduct construction site work and structural steel fabrication work. For subcontractors of construction site work, the scope of services is determined according to our clients’ specifications and requirements. The construction site work undertaken by subcontractors mainly includes installation, touch-up painting and fire protection work for our fabricated structural steel. As we employed more contract workers instead of engaging subcontractors for better work quality control in FY2025, our subcontracting cost decreased by 70.2% from $9.2 million in FY2024 to $2.7 million in FY2025.

Since our projects were at stages that involved more subcontracting work during FY2024, our subcontracting cost increased by $4.1 million to $9.2 million in FY2024 as compared to $5.1 million in FY2023.

Machinery leasing

This represents our costs in relation to the hiring of machinery necessary to conduct our construction works, such as bending and cutting machines, cranes and lifting machines for fabricating and moving the structural steel bars. Since a number of our projects were close to the mid/final stages in FY2025, less machinery was required. As such, our machinery leasing cost decreased from $3.8 million in FY2024 to $2.6 million in FY2025.

Since most of our projects were in their installation stages during FY2024 (which stages involve more labor-intensive work, such as welding and assembly of structural steel for installation into the building structures) and less machinery was required, our machinery leasing cost decreased from $8.2 million for FY2023 to $3.8 million for FY2024.

Direct labor costs

This represents the salaries and benefits provided to our staff and contract workers who are directly involved in carrying out structural steelworks. Since (i) most of our projects were in the mid/final stage (where manpower was needed most to perform labor intensive work such as welding and assembly of structural steel for installation into the building structures) in FY2025; and (ii) we employed more contract workers to perform the structural steelwork instead of subcontracted to third parties for better quality control, our direct labor costs increased by $2.4 million from $29.9 million in FY2024 to $32.3 million in FY2025.

Since most of our projects during FY2024 were in their installation stages (which stages involve more of the labor-intensive work, such as welding and assembly of structural steel for installation into the building structures), direct labor costs increased from $18.8 million for FY2023 to $29.9 million for FY2024.

Consumable and sundry expenses

This represents our various consumables and miscellaneous expenses relevant to the provision of our works, such as utility expenses, repair and maintenance and sundry expenses.

Gross profit and gross profit margin

The following table sets forth the breakdown of our gross profit and gross profit margin:

	For the Fiscal Years Ended March 31						2025 vs 2024 Variance
($’000)	2025	Gross profit margin	2024	Gross profit margin	2023	Gross profit margin	Amount*	Gross profit margin*
Public sector
– Infrastructure and public facilities	$769	12.4%	$1,805	8.5%	$2,148	6.2%	$(1,036)	3.9%
– Residential	4,288	10.8%	1,834	5.7%	2	-	2,454	5.1%
	5,057	11.0%	3,639	6.8%	2,150	4.8%	1,418	4.2%
Private sector
– Commercial/industrial	(807)	(36.1)%	344	8.5%	230	6.2%	(1,151)	(44.6)%
– Residential	(334)	(6.6)%	460	7.6%	446	7.1%	(794)	(14.2)%
	(1,141)	(15.6)%	804	8.0%	676	6.8%	(1,945)	(23.6)%
Total	$3,916	7.4%	$4,443	7.0%	$2,826	5.2%	$(527)	0.4%

*	Represents the change in gross profit amount and gross profit margin from FY2024 to FY2025.

Our total gross profit was $3.9 million in FY2025, a decrease of $0.5 million from $4.4 million in FY2024. However, due to the award of construction projects in the public sector which commanded higher profit margin in FY2025, our gross profit margin in FY2025 increased by 0.4% to 7.4% from 7.0% in FY2024, particularly our gross profit for the construction projects in this sector increased by $1.4 million, or 38.9%, from $3.6 million in FY2024 to $5.1 million in FY2025, and gross profit margin increased by 4.2% from 6.8% for FY2024 to 11.0% for FY2025. The negative gross profit in FY2025 for our private sector construction projects was due to cost overruns and final account adjustments on certain construction in this sector. Since these projects have been substantially completed, no provision for future contract losses is required as of March 31, 2025.

Gross profit and gross profit margin increased by $1.6 million and 1.8% to $4.4 million and 7% for FY2024, respectively, when compared to $2.8 million and 5.2% FY2023. The increase in gross profit and gross profit margin was attributable to the award of construction projects with higher margins during FY2024.

Other income

Other income mainly comprises bank interest. During FY2023, other income also included government COVID-19-related subsidies of $832,000 recognized by OneC Engineering. Such government subsidies are primarily related to non-recurring entitlements granted by the Hong Kong government pursuant to the Employment Support Scheme under the Anti-epidemic Fund. Such subsidies were offered to employers who employed regular employees and paid mandatory provident funds for them.

Administration expenses

The following table sets forth the breakdown of our administrative expenses:

	For the Fiscal Years Ended March 31						2025 vs 2024 Variance
($’000)	2025	%	2024	%	2023	%	Amount*	%*
Staff cost (including directors remunerations)	$1,226	55.1%	$747	85.2%	$790	84.8%	$479	64.1%
Legal and professional fees	600	26.9%	18	2.1%	4	0.4%	582	3,233.3%
Lease expenses	222	10.0%	53	6.0%	52	5.6%	169	318.9%
Insurance	78	3.5%	7	0.8%	6	0.6%	71	1,014.3%
Office expenses	25	1.1%	17	1.9%	13	1.4%	8	47.1%
Depreciation	4	0.2%	3	0.3%	2	0.2%	1	33.3%
Others	72	3.2%	32	3.7%	65	7.0%	40	125.0%
Total	2,227	100.0%	877	100.0%	932	100.0%	1,350	153.9%

*	Represents amount and percentage of change from FY2024 to FY2025.

Our administrative expenses comprised of:

Staff costs

This represents the fees, salaries, discretionary bonuses, other welfare and allowances and contributions to the retirement benefit scheme provided to our directors and staff.

Legal and professional fees

This mainly represents our service fees incurred for audit and accounting services and legal advisory services. As we conducted our initial public offering in FY2025, the related audit fee incurred resulted in an increase in the legal and professional fees from $18,000 in FY2024 to $600,000 in FY2025.

Lease expenses

This represents the lease expenses for our office premises, and the increase was due to the increase in our office space.

Insurance

This represents the insurance premium for insurance policies maintained by us, and the increase was due to the purchase of D&O liability insurance after our IPO

Office expenses

This represents the expenses incurred for our office premises.

Depreciation

This represents the depreciation charged for our furniture, fixtures and office equipment.

Others

This represents other administrative expenses, such as bank charges, traveling expenses and sundry expenses.

Finance costs

Our interest expense was $549,000 in FY2025, as compared to $322,000 in FY2024, an increase of $227,000, or 70.5%, primarily due to our new borrowings made during FY2025.

Our interest expense increased by $153,000, or 90.5% from $169,000 in FY2023 to $322,000 in FY2024. The increase was primarily due to (i) an increase in interest expense on loans due to a related company, which increased by $143,000, or 84.6% %, from $169,000 in FY2023 to $312,000 in FY2024; and (ii) an interest expense of $10,000 from the bank borrowing made during FY2024.

Allowance for credit loss on accounts receivable

Based on our assessment, we recorded an allowance for credit loss on accounts receivable of $13,000, $1,347,000 and $531,000 in FY2025, FY2024 and FY2023, respectively.

Profit before taxation

Our profit before taxation was $1,139,000 in FY2025, a decrease of $771,000, or 40.4%, from $1,910,000 in FY2024, primarily attributable to the combined impact of the decrease in our gross profit and the increase in our administrative expenses.

Our profit before taxation was $1,910,000 in FY2024, a decrease of $122,000, or 6.0%, from $2,032,000 in FY2023. The decrease was primarily attributable to the combined impact of the increase in our gross profit, the decrease in our other income and the increase in our allowance for credit loss on accounts receivable.

Income tax expenses

We are a company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain.

OneC Engineering is subject to a two-tiered profits tax rate for taxable income within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000 (equivalent to approximately $255,000) and 16.5% on any part of assessable profits over HK$2,000,000 (equivalent to approximately $255,000). For FY2025, FY2024 and FY2023, OneC Engineering had assessable profits arising in Hong Kong and provision for current tax of $Nil, $Nil and $780,000 was made, respectively. Additionally, the impact of temporary differences between the carrying amount of assets and liabilities of charges of $241,000 and $141,000 was recorded in FY2025 and FY2024, respectively, and a credit of $418,000 was recorded in FY2023.

Net income

Our net income decreased by $871,000 from a net income of $1,769,000 in FY2024 to $898,000 in FY2025. The decrease in net income during FY2025 was attributable to the cumulative effect of the reasons set out above.

Our net income increased by $99,000 from a net income of $1,670,000 in FY2023 to $1,768,000 in FY2024. The increase in net income during FY2024 was attributable to the cumulative effect of the reasons set out above

Other comprehensive income

Foreign currency translation adjustment amounted to $44,000, $28,000 and $7,000 in FY2025, FY2024 and FY2023, respectively. The balance sheet amounts, with the exception of equity, on March 31, 2025, 2024 and 2023 were translated at the rate of HK$7.7230 per $1, HK$7.7685 per $1 and HK$7.7945 per $1, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for FY2025, FY2024 and FY2023 were at the rate of HK$7.8109 per $1, HK$7.8343 per $1 and HK$7.8198 per $1, respectively. The change in the value of the HK$ relative to the U.S. dollar may affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operation.

B. Liquidity and Capital Resources

We finance our operations primarily through cash flows from operations and borrowings and loans from a shareholder. As of March 31, 2025 and 2024, we had a cash balance of $0.7 million and $1.6 million, respectively.

The following table sets forth a summary of our cash flows:

	For the Fiscal Years Ended March 31,
($’000)	2025	2024	2023
Net cash used in operating activities	$(5,114)	$(6,962)	$(1,788)
Net cash flow used in investing activities	(3)	(7)	(6)
Net cash flow generated from financing activities	4,310	7,202	(1,517)
Net (decrease) increase in cash and cash equivalents	$(807)	$233	$(277)
Cash and cash equivalents at the beginning of the period	1,613	1,258	1,515
Effect of foreign exchange rate	(57)	122	20
Cash and cash equivalents at the end of the period	$749	$1,613	$1,258

Operating Activities

Our net cash used in operating activities amounted to $5,114,000 in FY2025, mainly derived from (i) net income of $898,000; (ii) various non-cash items of $693,000, such as income tax expenses, interest expense, allowance for credit loss on accounts receivable, and depreciation of property and equipment; (iii) a decrease in accounts receivable and inventory of $3,915,000; and (iv) an increase in deposits, prepayments and other receivables and prepayment of equipment and contract assets of $10,378,000; which were offset by (i) an increase in accounts payable and amounts due from a shareholder of $3,779,000; (ii) a decrease in accruals and other payables and contract liabilities of $4,039,000; and (iii) net income tax refunded of $18,000.

Our net cash used in operating activities amounted to $6,962,000 in FY2024, mainly derived from (i) net income of $1,769,000; (ii) various non-cash items of $1,803,000, such as income tax expense, interest expenses, allowance for credit loss on accounts receivable, and depreciation of property and equipment; (iii) an increase in accounts receivable and inventory of $9,605,000; (iv) a decrease in deposits, prepayment and other receivables and prepayment of equipment of $3,994,000; and (v) an increase in contract assets of $6,906,000; which were offset by (i) an increase in accounts payable, accruals and other payables and amounts due to a related party of $3,271,000; (ii) a decrease in contract liabilities of $53,000; and (iii) net income tax paid of $1,235,000.

Our net cash used in operating activities amounted to $1,788,000 in FY2023, mainly derived from (i) net income of $1,670,000; (ii) various non-cash items of $1,064,000 such as income tax expense, interest expenses, allowance for credit loss on accounts receivable, and depreciation of property and equipment; and (iii) an increase in accounts receivable, deposits, prepayments and other receivables and prepayment of equipment of $7,480,000; and (iv) an increase in contract assets of $1,074,000; which were offset by (i) an increase in accounts payable, accruals and other payables of $2,049,000; and (ii) an increase in contract liabilities of $1,983,000.

Investing Activities

Our net cash used in investing activities was $3,000, $7,000 and $6,000 in FY2025, FY2024 and FY2023, respectively, representing our purchases of property and equipment during the periods.

Financing Activities

Our net cash generated from financing activities amounted to $4,310,000 in FY2025, which was a result of the net proceeds from our IPO of $5,570,000, and net repayment of borrowings and a shareholder’s loan of $1,260,000 during the period.

Our net cash generated from financing activities amounted to $7,202,000 in FY2024, which was due to the proceeds from bank borrowings of $2,317,000 and a loan from a related party of $4,885,000 during the period.

Our net cash generated from financing activities amounted to $1,517,000 in FY2023, which included the net proceeds from a loan due to a related company of $1,517,000 during the period.

The following table sets forth a summary of our working capital as of March 31, 2025 and 2024:

	As of March 31,
($’000)	2025	2024
Current assets	$49,079	$43,178
Current liabilities	15,944	38,008
Working capital	$33,135	$5,170

Our current assets as of March 31, 2025 amounted to $49.1 million, which comprised cash and cash equivalents of $0.7 million, net accounts receivable of $22.9 million, prepayment of equipment of $0.2 million, deposits, prepayment and other receivables of $0.2 million and contract assets of $25.0 million. Current liabilities as of March 31, 2025 amounted to $15.9 million, which comprised accounts payable of $10.4 million, accruals and other payables of $2.4 million, other borrowings of $2.1 million, contract liabilities of $0.6 million, current portion of lease liabilities of $0.4 million and income tax liabilities of $0.1 million.

Current assets as of March 31, 2024, amounted to $43.2 million, which comprised cash of $1.6 million, inventory of $0.2 million, net accounts receivable of $26.5 million and contract assets of $14.8 million. Current liabilities as of March 31, 2024 amounted to $38.0 million, which comprised accounts payable of $6.5 million, accruals and other payables of $3.3 million, loan due to a related party of $22.1 million, contract liabilities of $3.7 million and bank and other borrowings of $2.3 million.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Commitments and Contingencies

Capital commitment

As of March 31, 2025, we had a capital commitment for the purchase of machinery of $490,000.

Contingencies

One of our subsidiaries is currently a party to a legal proceeding related to a compensation claim by a former employee in relation to the injuries suffered during her course of employment. Based on the information available as of the date of this report, we do not consider that there will be a significant claim in this case. However, as the litigation is ongoing, we cannot determine the likelihood of this outcome and have not recorded an accrual in our financial statements. We will continue to assess the case and make disclosures as and when appropriate.

Save as disclosed above, we may be involved in various claims, suits, investigations and legal proceedings from time to time during our ordinary course of business. Although we do not expect that the outcome in any of these legal proceedings, individually or collectively, will have a material adverse effect on our financial position or results of operations, litigation is inherently unpredictable. Therefore, we could be subject to judgements or enter into settlements of claims that could adversely affect our operating results or cash flows in a particular period. We will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated in accordance with ASC No. 450-20, “Loss Contingencies”.

The following table summarizes our contractual obligations as of March 31, 2025:

	Payments due by period
($’000)		Less than	1 – 3	3 – 5	More than
Contractual obligations	Total	1 year	years	years	5 years
Other borrowings*	$2,117	$2,117	$—	$—	$—
	$2,117	$2,117	$—	$—	$—

*	As of March 31, 2025, our contractual obligation to repay outstanding other borrowings totaled $2,117,000.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company — B. Business Overview — Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Critical Accounting Policies and Critical Accounting Judgments and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. These accounting principles require us to make judgments, estimates and assumptions on the reported amounts of assets and liabilities at the end of each reporting period, and the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

Critical accounting policies

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, including revenue recognition, accounts receivable, contract assets, contract liabilities and income taxes, of which the details are set out in our consolidated financial statements.

Recently Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies.”

Critical accounting estimates

You should also consider the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Allowance for credit loss on accounts receivable

We determine the adequacy of allowances for credit loss on accounts receivable based on individual account analysis and historical collection trends. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. The allowance for credit loss on accounts receivable is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for credit loss after management has determined that the likelihood of collection is not probable.

As of March 31, 2025 and 2024, we recorded allowance for credit loss on accounts receivable of $232,000 and $1,893,000, respectively, on our consolidated balance sheets. We recorded an allowance for credit loss on accounts receivable of $13,000, $1,347,000 and $531,000 in our consolidated statements of operations and comprehensive income for FY2025, FY2024 and FY2023, respectively.

Revenue Recognition

We have adopted the revenue standard Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers.

We recognize our revenue based on our effort or inputs to the satisfaction of a performance obligation over time as work progresses because of the continuous transfer of control to the customer and our right to bill the customer as costs are incurred.

We use the ratio of actual costs incurred to total estimated costs since costs incurred (an input method) represent a reasonable measure of progress towards the satisfaction of a performance in order to estimate the portion of revenue earned. This method faithfully depicts the transfer of value to the customer when we are satisfying a performance obligation that entails a number of interrelated tasks or activities for a combined output that requires us to coordinate the work of employees and subcontractors. Contract costs typically include direct labor, subcontract and consultant costs, materials and indirect costs related to contract performance. Changes in estimated costs to complete these obligations result in adjustments to revenue on a cumulative catch-up basis, which causes the effect of revised estimates to be recognized in the current period. Changes in estimates can routinely occur over the contract term for a variety of reasons, including changes in scope, unanticipated costs, delays or favorable or unfavorable progress compared to original expectations. When the outcome of the contract cannot be reasonably measured, revenue is recognized only to the extent of contract costs incurred that are expected to be recovered. In situations where the estimated costs to perform exceed the consideration to be received, we accrue the entire estimated loss during the period the loss becomes known.

OneC Engineering’s contracts may contain variable considerations in the form of unpriced or pending change orders or claims that either increase or decrease the contract price. Variable consideration is generally estimated using the expected value method but may, from time to time, be estimated using the most likely amount method, depending on the circumstances. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration are based on historical experience and known trends.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Set forth below is information concerning our directors and executive officers.

The following individuals are our executive management and members of the board of directors.

Directors and Executive officers	Age	Position
Kam Cheung Cheung	58	Executive Director
Ka Chun Gordon Li	33	General Manager
Hau Wai Tsang	44	Chief Financial Officer
Man Kit Chan	36	Independent Director
Hok Yu Law	35	Independent Director
Suet In Chung	30	Independent Director

The following is a brief biography of each of our executive officers and directors:

Mr. Kam Cheung Cheung has been our executive director since July 19, 2024. Mr. Cheung worked at Sun Hung Kai Properties Limited, one of the largest property developers in Hong Kong (SEHK:016), from 2005 until July 2024, and his last position was senior project manager. Mr. Cheung is an authorized person on the registered list of architects maintained by the Building Authority of Hong Kong, a registered architect under the Architects Registration Board of Hong Kong and a member of the Hong Kong Institute of Architects. Mr. Cheung was also an executive director of Rainbow Foundation Limited, a Hong Kong charity organization, and a member of the advisory committee nominated by the Hong Kong Government for Ma Wan Park Limited (a government-funded organization). Mr. Cheung obtained his Bachelor of Arts (Architectural Studies) and Master of Architecture from the University of Hong Kong in 1990 and 1995, respectively, and a Doctor in Transformational Leadership from the Bethel Bible Seminary in 2024.

Mr. Ka Chun Gordon Li has been our General Manager since June 2024 and served as the general manager of OneC Engineering since June 2021. Mr. Li has served as the executive director of Hope Life International Holdings Limited (SEHK:1683) since April 2024. Mr. Li has also served as the independent non-executive director of Royal Century Resources Holdings Limited (SEHK:8125) since December 2023 and HSC Resources Group Limited (SEHK:1850) since March 2022. From 2015 to 2021, Mr. Li was the Project Manager and Assistant General Manager of Kam Fung Engineering Limited, where he was responsible for project management and management of daily operations. Mr. Li received his Bachelor of Business (Accounting) in 2017 from the University of Hull.

Ms. Hau Wai Tsang has been our Chief Financial Officer since June 2024 and served as the chief financial officer of OneC Development since December 2021. Ms. Tsang has served as the independent non-executive director of Royal Century Resources Holdings Limited (SEHK:8125) since October 2023. From 2011 to 2020, Ms. Tsang served as the chief financial officer of Long Well International Holdings Limited (SEHK:850). Ms. Tsang is a certified public accountant of the Hong Kong Institute of Certified Public Accountants and a member of The Institute of Chartered Accountants in England and Wales. Ms. Tsang received her Bachelor of Art (Accountancy) in 2002 from The Hong Kong Polytechnic University.

Mr. Man Kit Chan has served as our Independent Director since June 14, 2024. Mr. Chan has served as the independent non-executive director of New Sparkle Roll International Group Limited (SEHK:970) since April 2024. Mr. Chan has been a Partner at Nortik Partners & Co. since 2019 and the sole proprietor of Chan Man Kit CPA since 2018, where he is responsible for audit and accounting services. Mr. Chan is a practicing certified public accountant of the Hong Kong Institute of Certified Public Accountants and a member of the Association of Chartered Certified Accountants. Mr. Chan received his Bachelor of Science (Accounting) in 2013 from the University of Hull.

Mr. Hok Yu Law has served as our Independent Director since June 14, 2024. Mr. Law has been the executive director and company secretary of Hang Yick Holdings Company Limited (SEHK:1894) since May and June 2024, respectively, and the executive director and company secretary of Royal Century Resources Holdings Limited (SEHK:8125) since May 2024. Mr. Law served at LET Group Holdings Limited (SEHK:1383) from 2021 to 2023 and his last position was Assistant Financial Controller. Mr. Law worked as a Manager at Ernst & Young from 2020 to 2021 and as an Audit Senior from 2018 to 2020. Mr. Law is a member of the Hong Kong Institute of Certified Public Accountants and obtained his Bachelor of Business Administration (Accountancy) in 2014 from The Hong Kong Polytechnic University.

Ms. Suet In Chung has served as our Independent Director since June 13, 2025. Ms. Chung has worked as an Auditor at Nortik Partners & Co. since 2021. She worked as an Audit Senior at Privatco CPA Limited from 2019 to 2021 and as an Audit Semi-Senior at Robert Chui CPA Limited between 2015 and 2019. Ms. Chung holds a Higher Diploma in Accounting from The University of Hong Kong School of Professional and Continuing Education.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	Hong Kong, China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	4
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Controlled Company

Our biggest shareholder, Rich Plenty, owns approximately 56.25% of the aggregate voting power of our outstanding Ordinary Shares as of the date of this annual report. As a result, we may be deemed to be a “controlled company” within the meaning of the NASDAQ listing standards. Rich Plenty has the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. If we are deemed to be a “controlled company”, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

●	the requirement that a majority of the board of directors consist of independent directors;

●	the requirement that our director nominees be selected or recommended solely by independent directors; and

●	the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the NASDAQ listing standards even if we are deemed a controlled company, we could elect to rely on these exemptions in the future, and if so, our shareholders would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NASDAQ Capital Market.

B. Compensation

For the year ended March 31, 2025, we paid an aggregate of approximately $483,000  as compensation to our executive officers and directors. Our Hong Kong subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her MPF. We have not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

C. Board Practices

Board of Directors

Our board of directors consists of four directors.

Duties of Directors

Under Cayman Islands law, all of our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Amended and Restated Memorandum and Articles, as amended from time to time. Our Company has the right to seek damages if a duty owed by any of our directors is breached.

Terms of Directors and Executive Officers

All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors.

Insider Participation Concerning Executive Compensation

Our board of directors make all determinations regarding executive officer compensation from the time the Company first enters into employment agreements with executive officers up until the establishment of the compensation committee (considered further below).

Committees of the Board of Directors

We have established an audit committee, a compensation committee, and a nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Mr. Man Kit Chan, Ms. Suet In Chung and Mr. Hok Yu Law and it is chaired by Mr. Man Kit Chan. We have determined that each of these three directors satisfies the “independence” requirements of the Nasdaq Listing Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that all of our audit committee members qualify as “audit committee financial experts.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s responses;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm; and

●	reporting regularly to the board.

Compensation Committee

Our compensation committee consists of Mr. Man Kit Chan, Ms. Suet In Chung and Mr. Hok Yu Law, and it is chaired by Ms. Suet In Chung. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs, or other similar arrangements; and

●	selecting a compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Man Kit Chan, Ms. Suet In Chung and Mr. Hok Yu Law, and it is chaired by Mr. Hok Yu Law. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board in regard to characteristics such as independence, knowledge, skills, experience, expertise, diversity, and availability of service to us;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law, practice of corporate governance, and our compliance with such laws and practices; and

●	evaluating the performance and effectiveness of the board as a whole.

Corporate Governance

The business and affairs of the Company are managed under the direction of our board of directors. We have conducted board meetings regularly since inception. Each of our directors has attended all meetings either in person, or via telephone conference, or the directors have passed resolutions through written consent. In addition to the contact information in this annual report, the board has adopted procedures for communication with the officers and directors as the date hereof. Each shareholder will be given specific information on how he/she can direct communications to the officers and directors of the Company at our annual shareholders’ meetings. All communications from shareholders are relayed to the members of our board of directors.

Code of Business Conduct and Ethics

Because we are a “foreign private issuer” within the meaning of the corporate governance standards of Nasdaq, we are not required, and do not currently expect, to adopt one or more codes of conduct applicable to all directors, officers, and employees. If and when we are no longer a “foreign private issuer,” we will be required to adopt one or more codes of conduct applicable to all directors, officers, and employees, and to ensure that such codes are publicly available. We anticipate that such a code would apply to our directors, officers, employees (including our principal executive officer, principal financial officer, and other persons performing similar functions), and our agents and would be publicly available on our website if and when adopted.

Compensation Recovery Policy

We have adopted a compensation recovery policy to provide for the recovery of erroneously-awarded incentive compensation, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, final SEC rules, and applicable listing standards.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to employment agreements, we have agreed to employ each of our executive officers for a specified time period, which may be renewed upon both parties’ agreement 30 days before the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to, the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer agrees to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this annual report for:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5.0% of our Ordinary Shares

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 16,000,000 Ordinary Shares outstanding as of August 12, 2025.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them.

Principal Shareholders
	Ordinary Shares Beneficially Owned		Percentage of Voting Power
	Number	Percent	Percent
Directors and Executive Officers:
Kam Cheung Cheung(1)	—	—	—
Ka Chun Gordon Li(1)	—	—	—
Hau Wai Tsang(1)	—	—	—
Man Kit Chan(1)	—	—	—
Hok Yu Law(1)	—	—	—
Suet In Chung(1)	—	—	—

All directors and executive officers as a group	—	—	—

5% Principal Shareholders:
Rich Plenty Limited(2)	9,000,000	56.25%	56.25%

(1)	Except as otherwise indicated below, the business address for our directors and executive officers is at Unit 11, 5/F, Tower 1, Harbour Centre, 1 Hok Cheung Street, Hunghum, Kowloon, Hong Kong.
(2)	The number of Ordinary Shares beneficially owned represents 9,000,000 Ordinary Shares held by Rich Plenty Limited, a BVI company 100% owned by Ms. He Yun. The address for Rich Plenty Limited is Room 02, 28/F, Ho King Commercial Centre, 2-16 Fa Yuen Street, Mongkok, Hong Kong.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Transactions with Related Parties

The following transactions with related parties transpired during the fiscal years ended March 31, 2023, 2024 and 2025:

a.	Key management personnel remuneration

The remuneration for key management personnel of the Company, representing the Company’s directors and executive officers is as follows:

	For the fiscal year ended
	March 31,
	2025	2024	2023
	US$’000	US$’000	US$’000
Key management personnel remuneration	483	269	269

b.	Related party transactions

	For the fiscal year ended
	March 31,
	2025	2024	2023
	US$’000	US$’000	US$’000
(I) Transaction with a shareholder
(a) grant of a loan due to a shareholder	5,314	-	-
(b) repayment of a loan due to a shareholder	(6,362)	-	-
(c) interest expense on a loan due to a shareholder	351	-	-

(II) Transactions with a related company in which a former director of our subsidiary is a former director of such company
(a) the lease of office area under lease expenses	-	53	52
(b) the charge of building and management fee in	-	7	7
relation to the lease of office area as mentioned above in (a)
(c) the recharge of payroll for the secondment of staff personnel	-	28	28
(d) grant of a loan due to a related company	-	6,105	4,182
(e) repayment of a loan due to a related company	-	(1,308)	(2,751)
(f) interest expense on a loan due to a related company	-	312	169
(g) provision of guarantee on bank borrowings, limited up to	-	unlimited	-

(III) Transactions with a shareholder of a related company as in (II) above
(a) provision of guarantee on bank borrowings, limited up to	-	3,025	-

c.	Outstanding balances with related parties

		As of
	Notes	March 31, 2025	March 31, 2024
		US$’000	US$’000
Under current liabilities
Loan due to a related company	(1)	-	(22,142)
Amount due to a related company	(2)	-	(3)
Amount due to a shareholder	(4)	(2)	-

Under non-current liabilities
Loan due to a shareholder	(3)	(21,567)	-

Under current assets
Amount due from shareholders	(5)	-	1

Notes:

(1)	The loan due to a related company was non-secured, bearing interest at Hong Kong Interbank Offered Rate (“HIBOR”), subject to a cap of 1.5% per annum, and repayable on June 30, 2025. The loan was subsequently assigned to a shareholder of the Company after March 31, 2024 under a deed of loan assignment entered on June 10, 2024. Please refer to (3).
(2)	The amount due to a related company represents the miscellaneous expenses paid on our behalf and is non-secured, interest-free and repayable on demand.

(3)	On June 10, 2024, the loan due to a related company, as mentioned in (1), was assigned to a shareholder of the Company. The loan is non-secured, bearing interest at HIBOR, subject to a cap of 1.5% per annum, and the repayment date of this loan was extended to June 30, 2026.

(4)	The amount due to a shareholder represents the miscellaneous expenses paid on our behalf and is non-secured, interest-free and repayable on demand.

(5)	The amount due from shareholders represents the initial formation fee paid on our behalf and is non-secured, interest-free and repayable on demand.

Policies and Procedures for Related Party Transactions

Our board of directors has established an audit committee that is tasked with reviewing and approving all related party transactions.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract, and labor and employment claims. Neither we, nor the operating subsidiary is a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, is likely to have any material and adverse effect on our business, financial condition, cash flow, or results of operations.

Dividend Policy

See “Item 3. Key Information—Dividend Distributions, Cash Transfer, and Tax Consequences.”

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Ordinary Shares have been listed on the Nasdaq Capital Market since December 31, 2024 under the symbol “ONEG.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares have been listed on the Nasdaq Capital Market since December 31, 2024 under the symbol “ONEG.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association, Exhibit 3.1 and Exhibit 3.2, and the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333-283186), as amended, initially filed with the SEC on November 13, 2024.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations.”

E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies save for those which hold interests in land in the Cayman Islands.

The Cayman Islands enacted the ES Act together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. Under the Substance Act, if a company is considered to be a “relevant entity,” and is conducting one or more of the nine “relevant activities” then that company will be required to comply with the economic substance requirements in relation to the relevant activity from July 1, 2019. All companies whether a relevant entity or not is required to file an annual report in the Cayman Islands with the Companies Registry confirming whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

Material U.S. Federal Income Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following discussion is a brief summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by a U.S. Holder (as defined below) that has acquired our Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This brief discussion is based upon existing U.S. federal tax law as of the date of this annual report, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any withholding or information reporting requirements, or any state, local and non-U.S. tax considerations relating to the ownership or disposition of our Ordinary Shares. The following brief summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a market-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities (including private foundations);

●	holders who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	investors that will hold our Ordinary Shares as part of a straddle, hedging, conversion or other integrated transaction for U.S. federal income tax purposes;

●	persons holding their Ordinary Shares in connection with a trade or business outside the United States;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	investors required to accelerate the recognition of any item of gross income with respect to their Ordinary Shares as a result of such income being recognized on an applicable financial statement;

●	investors that have a functional currency other than the U.S. dollar;

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Ordinary Shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

The discussion set forth below is addressed only to U.S. Holders (defined below) that have purchased our Ordinary Shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

PFIC Consequences

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raised in our IPO will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in our IPO) on any particular quarterly testing date for purposes of the asset test.

Based on our operations, and the composition of our income and assets (taking into account the current income generated from our investment products purchased from banks), we believe we are not a PFIC for the current taxable year, and we do not believe for the foreseeable future under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for any future taxable year. With the cash we raised in our IPO, together with any other assets held for the production of passive income, it is possible that, for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash raised in our IPO. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash raised in our IPO) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed below “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including NASDAQ. If the Ordinary Shares continue to be regularly traded on NASDAQ and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC rules discussed above, the gross amount of distributions if made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is an income tax treaty between the United States and the British Virgin Islands, clause (1) above is satisfied. Further, under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the NASDAQ Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report. We did not issue or declare any dividends for the current year.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that any distributions made in the future will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the U.S. Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

Hong Kong Profits Taxation

Our subsidiary incorporated in Hong Kong conducts its business primarily in Hong Kong and is therefore subject to Hong Kong profits tax currently at the rate of 8.25% on its assessable profits up to HK$2,000,000 and 16.5% on any part of its assessable profits over HK$2,000,000, which has become applicable since the year of assessment of 2018/2019. Under Hong Kong tax laws, profits tax is not chargeable on any profits arising in or derived from outside Hong Kong. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any tax withholding in Hong Kong. See “Item 3. Key Information—Dividend Distributions, Cash Transfer, and Tax Consequences” for further details on our dividend policy.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

See “Item 3. Key Information — Our Corporate Structure.”

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Political, social and economic risks

Our main operations are located in Hong Kong. Accordingly, our business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Hong Kong, as well as by the general state of the economy in Hong Kong. Our results of operations may be adversely affected by changes in the political, regulatory and social conditions in Hong Kong. Although we have not experienced losses from these situations and believe that we are in compliance with existing laws and regulations, including our organization and structure, such experience may not be indicative of future results.

Our business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt our operations.

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposure on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates and have not used any derivative financial instruments to manage the interest risk exposure during the fiscal years ended March 31, 2025, 2024 and 2023.

Credit risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable and other receivables. As of March 31, 2025 and 2024, US$749,000 and US$1,613,000, respectively, were deposited with financial institutions located in Hong Kong. In accordance with the relevant regulations in Hong Kong, the maximum insured bank deposit amount is US$64,742 (HK$500,000) for each financial institution. While we believe that these financial institutions are of high credit quality, we continually monitor their credit worthiness.

We are also exposed to risk from our accounts receivable. These assets are subject to credit evaluations. An allowance for credit loss has been made for estimated unrecoverable amounts, which have been determined by reference to past default experience and the current economic environment.

Concentration risk

There were two, two and two customers from whom revenues individually represent greater than 10% of our total revenues for the fiscal years ended March 31, 2025, 2024 and 2023, respectively. The total sales to these customers accounted for approximately 68.70%, 61.30% and 57.64% of our total revenues for the fiscal years ended March 31, 2025, 2024 and 2023, respectively. As of March 31, 2025, three customers accounted for approximately 64.25% of our accounts receivable. As of March 31, 2024, three customers accounted for approximately 47.00% of our accounts receivable.

The following customers accounted for 10% or more of revenue for the fiscal years ended March 31, 2025, 2024 and 2023:

	For the Fiscal Year Ended			For the Fiscal Year Ended			For the Fiscal Year Ended
	March 31, 2025			March 31, 2024			March 31, 2023
	US$’000%			US$’000%			US$’000%
Customer A	29,305	55.08%		20,103	31.68%		3,500	6.42%*
Customer B	1,808	3.40	%*	18,795	29.62%		22,702	41.66%
Customer C	7,246	13.62%		5,047	7.95	%*	-	-%
Customer F	-	-	%*	857	1.35	%*	8,710	15.98%

The following customers accounted for 10% or more of our accounts receivable (gross amount), as of March 31, 2025 and 2024:

	As of March 31, 2025		As of March 31, 2024
	US$’000%		US$’000%
Customer A	3,548	15.32%	3,071	13.62%
Customer B	8,888	38.37%	5,101	22.63%
Customer D	693	2.99%*	2,424	10.75%
Customer E	2,445	10.56%	--	- %*

*	Represents less than 10%

There were three, three and three suppliers from whom purchases individually represented greater than 10% of our total purchases for the fiscal years ended March 31, 2025, 2024 and 2023, respectively. The total purchase from these suppliers accounted for approximately 78.01%, 67.26% and 60.42% of our total purchase for the fiscal years ended March 31, 2025, 2024 and 2023, respectively. As of March 31, 2025, two suppliers accounted for approximately 83.7% of our accounts payable. As of March 31, 2024, two suppliers accounted for approximately 84.82% of our accounts payable.

The following supplier accounted for 10% or more of purchases for the fiscal years ended March 31, 2025, 2024 and 2023:

	For the Fiscal Year Ended			For the Fiscal Year Ended			For the Fiscal Year Ended
	March 31, 2025			March 31, 2024			March 31, 2023
	US$’000%			US$’000%	%		US$’000%	%
Supplier A	1,456	5.86	%*	9,193	31.54%		5,123	15.60%
Supplier B	6,525	26.28%		-	-	%*	-	-	%*
Supplier D	-	-	%*	6,496	22.29%		10,955	33.35%
Supplier E	3,817	15.37%		3,915	13.43%		-	-	%*
Supplier F	9,027	36.36%		183	0.64	%*	5	-	%*
Supplier H	-	-%	*	560	1.92	%*	3,767	11.47%

The following suppliers accounted for 10% or more of our accounts payable as of March 31, 2025 and 2024

	As of March 31, 2025		As of March 31, 2024
	US$’000%		US$’000%
Supplier A	6,198	59.9%	4,694	72.37%
Supplier B	2,459	23.8%	-	- %*
Supplier C	269	2.6%*	808	12.45%

* Represents less than 10%

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-283186) for our initial public offering, which was declared effective by the SEC on December 20, 2024. In January 2025, we completed our initial public offering in which we issued and sold an aggregate of 1,750,000 Ordinary Shares at a price of $4.00 per share for $7.00 million. American Trust Investment Services, Inc. and WestPark Capital, Inc. were the underwriters of our initial public offering.

We incurred approximately $1.64 million in expenses in connection with our initial public offering, which included approximately $0.49 million in underwriting discounts and commissions and approximately $0.07 million in expenses paid with respect to the underwriter’s non-accountable expenses. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from our IPO were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

The net proceeds raised from our IPO were approximately $5.36 million, after deducting underwriting discounts and the offering expenses payable by us.

The proceeds from our IPO were used in the manner as disclosed in our registration statement on Form F-1, as amended (File Number 333-283186).

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our general manager (chief executive officer) and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of March 31, 2025. Based on that evaluation, our general manager (chief executive officer) and chief financial officer concluded that our disclosure controls and procedures as of March 31, 2025 were effective.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. RESERVED

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Each of Mr. Man Kit Chan, Ms. Suet In Chung and Mr. Hok Yu Law qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of Mr. Man Kit Chan, Ms. Suet In Chung and Mr. Hok Yu Law satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

Because we are a “foreign private issuer” within the meaning of the corporate governance standards of Nasdaq, we are not required, and do not currently expect, to adopt one or more codes of conduct applicable to all directors, officers, and employees. If and when we are no longer a “foreign private issuer,” we will be required to adopt one or more codes of conduct applicable to all directors, officers, and employees, and to ensure that such codes are publicly available. We anticipate that such a code would apply to our directors, officers, employees (including our principal executive officer, principal financial officer, and other persons performing similar functions), and our agents and would be publicly available on our website if and when adopted.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Audit Alliance LLP, our independent registered public accounting firm, for the periods indicated.

	For the Fiscal Years Ended March 31,
	2025	2024	2023
Audit fees(1)	$160,000	310,000	-
Audit-Related fees	80,060	-	-
Total	$240,060	310,000	-

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in the fiscal year ended March 31, 2025.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services, and other services as described above.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

Item 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. Nasdaq rules, however, permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on Nasdaq prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. We, therefore, are not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. We have elected to follow our home country rule as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction.

Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of their board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. However, if we change our board composition such that independent directors do not constitute a majority of our board of directors, our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Ordinary Shares and the Trading Market — We are a foreign private issuer within the meaning of the rules under the Exchange Act, and, as such, we are exempt from certain provisions applicable to U.S. domestic public companies.” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Ordinary Shares and the Trading Market — As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.”

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

Our board of directors has also adopted a compensation recovery policy required by the Nasdaq Listing Rule 5608, the form of which is attached as Exhibit 97.1 to this annual report.

Item 16K. CYBERSECURITY

We continuously assess, identify, and manage cybersecurity risks as part of our overall risk management framework. We have engaged external experts as needed to incorporate the latest insights and strengthen our security measures. Additionally, we have taken appropriate steps to manage risks associated with third-party service providers. While no significant impact on our business has been identified as of the date of this annual report, we remain committed to ongoing monitoring and enhancing our cybersecurity practices to ensure safe operations.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of the Company and the Operating Subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (File No. 333-283186) initially filed with the Securities and Exchange Commission November 13, 2024)
1.2	Amended and Restated Articles of Association (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (File No. 333-283186) initially filed with the Securities and Exchange Commission November 13, 2024)
2.1	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-283186) initially filed with the Securities and Exchange Commission November 13, 2024)
2.2*	Description of Securities
4.1	Form of Employment Agreement by and between the Registrant and its executive officers (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-283186) initially filed with the Securities and Exchange Commission November 13, 2024)
4.2	Form of Indemnification Agreement by and between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-283186) initially filed with the Securities and Exchange Commission November 13, 2024)
4.3	A copy of the Loan Facility Agreement by and between Chong Kin Group Holdings Limited and OneConstruction Development Limited (formerly known as “Radiant Path Developments Limited”) dated June 30, 2021 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-283186) initially filed with the Securities and Exchange Commission November 13, 2024)
4.4	A copy of the Deed of Assignment by and among Glamour Blessing Limited, Rich Plenty Limited, Chong Kin Group Holdings Limited and OneConstruction Development Limited dated June 11, 2024 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-283186) initially filed with the Securities and Exchange Commission November 13, 2024)
4.5	A copy of the Loan Facility Agreement by and between Rich Plenty Limited and OneConstruction Development Limited dated September 3, 2024 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-283186) initially filed with the Securities and Exchange Commission November 13, 2024)
4.6	OneConstruction Group Limited 2025 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form S-8 (file No. 333-285951) filed with the Securities and Exchange Commission on March 20, 2025)
8.1	Subsidiaries (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (File No. 333-283186) initially filed with the Securities and Exchange Commission November 13, 2024)
11.1*	Insider Trading Policy of the Registrant
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Compensation Recovery Policy of the Registrant
101*	The following financial statements from the Company’s Annual Report on Form 20-F for the year ended March 31, 2025, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income (Loss), (iii) Consolidated Statements of Changes in Shareholders’ Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OneConstruction Group Limited

	By:	/s/ Ka Chun Gordon Li
Ka Chun Gordon Li
General Manager
(Principal Executive Officer)

Date: August 12, 2025

ONECONSTRUCTION GROUP LIMITED

Report of Independent Registered Public Accounting Firm

To The Shareholders and the Board of Directors of OneConstruction Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of OneConstruction Group Limited and its subsidiaries (collectively, the “Group”) as of March 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2025, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three years in the period ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Audit Alliance LLP

Singapore

August 12, 2025

We have served as the Group’s auditor since 2024.

PCAOB ID Number 3487

ONECONSTRUCTION GROUP LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Notes	2025	2024	2023
		US$’000	US$’000	US$’000
Revenue	4	53,205	63,463	54,493
Cost of revenue	4	(49,289)	(59,020)	(51,667)
Gross profit		3,916	4,443	2,826

Other income	5	12	13	838
Allowance for credit loss on accounts receivable		(13)	(1,347)	(531)
Administrative expenses		(2,227)	(877)	(932)
Profit from operations		1,688	2,232	2,201
Finance costs	6	(549)	(322)	(169)
Profit before taxation		1,139	1,910	2,032
Income tax expense	8	(241)	(141)	(362)
Net income		898	1,769	1,670

Other comprehensive income
Exchange difference on translation of foreign operations		44	28	7

Total comprehensive income attributable to shareholders		942	1,797	1,677

Net income per share attributable to shareholders
Basic and diluted (cents)	9	8	16	15

Weighted average number of ordinary shares used in computing net income per share
Basic and diluted		11,686,301	11,250,000	11,250,000

The accompanying notes are an integral part of these consolidated financial statements.

ONECONSTRUCTION GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

		As of
	Notes	March 31, 2025	March 31, 2024
		US$’000	US$’000
ASSETS
Current assets:
Inventories		-	233
Accounts receivable, net	10	22,934	26,517
Prepayment of equipment	19	209	-
Deposits, prepayment and other receivables		218	8
Amount due from a shareholder	18	-	1
Contract assets	11	24,969	14,806
Cash and cash equivalents		749	1,613
Total current assets		49,079	43,178

Non-current assets:
Property and equipment	12	11	13
Right-of-use assets, operating leases	13	567	18
Deferred tax assets	14	188	428
Total non-current assets		766	459
Total assets		49,845	43,637

LIABILITIES AND EQUITY
Accounts payables	15	10,350	6,490
Accruals and other payables	16	2,351	3,261
Amount due to a related company	18	-	3
Loan due to a related company	18	-	22,142
Amount due to a shareholder	18	2	-
Contract liabilities	11	630	3,674
Operating lease liabilities	13	373	18
Bank and other borrowings	17	2,117	2,317
Current income tax liabilities		121	103
Total current liabilities		15,944	38,008

Non-current liabilities:
Operating lease liabilities	9	193	-
Loan due to a shareholder	18	21,567	-
		21,760	-

Shareholders’ equity:
Ordinary shares, par value US$0.0001, 500,000,000 shares authorized, 13,000,000 and 11,250,000 ordinary shares issued and outstanding as of March 31, 2025 and 2024 respectively		1	1
Additional paid-in capital		5,570	-
Retained earnings		6,497	5,599
Exchange reserve		73	29
Total shareholder’s equity		12,141	5,629
Total liabilities and equity		49,845	43,637

The accompanying notes are an integral part of these consolidated financial statements.

ONECONSTRUCTION GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares
	Number of shares	Amount	Additional paid-in capital	Retained earnings	Exchange reserve	Total Equity
		US$’000	US$’000	US$’000	US$’000	US$’000
As of April 1, 2022	11,250,000	1	-	2,160	(6)	2,155
Profit for the year	-	-	-	1,670	-	1,670
Other comprehensive income for the year	-	-	-	-	7	7
As of March 31,2023 and April 1, 2023	11,250,000	1	-	3,830	1	3,832
Profit for the year	-	-	-	1,769	-	1,769
Other comprehensive income for the year	-	-	-	-	28	28
As of March 31, 2024 and April 1, 2024	11,250,000	1	-	5,599	29	5,629
Issuance of new shares	1,750,000	-	5,570	-	-	5,570
Profit for the year	-	-		898	-	898
Other comprehensive income for the year	-	-	-	-	44	44
As of March 31, 2025	13,000,000	1	5,570	6,497	73	12,141

The accompanying notes are an integral part of these consolidated financial statements.

ONECONSTRUCTION GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2025	2024	2023
	US$’000	US$’000	US$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	898	1,769	1,670

Adjustments for:
Income tax expense	241	141	362
Interest expense	435	312	169
Allowance for credit loss on accounts receivable	13	1,347	531
Depreciation of property and equipment	4	3	2

Changes in operating assets and liabilities
Change in inventories	231	(233)	-
Change in accounts receivable	3,684	(9,372)	(3,478)
Change in deposits, prepayment and other receivables and prepayment of equipment	(414)	3,994	(4,002)
Change in contract assets	(9,964)	(6,906)	(1,074)
Change in accounts payable	3,777	1,361	1,928
Change in accruals and other payables	(1,008)	1,908	121
Change in amounts due to a related company	-	2	-
Change in amounts due from (to) a shareholder	2	-	-
Change in contract liabilities	(3,031)	(53)	1,983
Net cash used by operations	(5,132)	(5,727)	(1,788)
Income taxes paid (net of refunds)	18	(1,235)	-
Net cash flow used in operating activities	(5,114)	(6,962)	(1,788)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(3)	(7)	(6)
Net cash flow used in investing activities	(3)	(7)	(6)

CASH FLOWS FROM FINANCING ACTIVITIES
Drawdown of bank borrowings	6,913	2,317	-
Repayment of bank borrowings	(9,218)	-	-
Drawdown of other borrowings	4,257	-	-
Repayment of other borrowings	(2,164)	-	-
Proceeds from loan due to a related company, net	-	4,885	1,517
Loan due to a shareholder, net	(1,048)	-	-
Proceeds from issuance of common stock, net of issuance costs	5,570	-	-
Net cash flow generated from financing activities	4,310	7,202	1,517

Net (decrease)/increase in cash and cash equivalents	(807)	233	(277)

Cash and Cash equivalents at beginning of the year	1,613	1,258	1,515
Effect of foreign exchange	(57)	122	20
Cash and Cash equivalents at end of the year	749	1,613	1,258

The accompanying notes are an integral part of these consolidated financial statements.

ONECONSTRUCTION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. CORPORATE INFORMATION

OneConstruction Group Limited (the “Company”) was incorporated in the Cayman Islands on June 14, 2024 under the Company Act as an exempted company with limited liability. The principal activities of the Company and its subsidiaries (collectively the “Group”) are the provision of structural steelwork for construction projects in Hong Kong, including the installation and forming of steel structures, typically serving as the backbone of buildings and infrastructure during the initial construction stage.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”).

In the opinion of the management, the accompanying consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the reporting period presented. The Company believes that the disclosures are adequate to make the information presented not misleading.

Principles of consolidation

The consolidated financial statements presented herein represent the consolidated financial statements of the Company and its subsidiaries. All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts. These estimates are based on information available through the date of the issuance of the consolidated financial statements; therefore, actual results could differ from those estimates.

Functional currency and foreign currency translation

The consolidated financial statements are presented in US$ as its reporting currency.

The functional currency of the Company and its subsidiaries is HK$.

Monetary assets and liabilities denominated in functional currency is translated into reporting currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the consolidated statements of operations and comprehensive income.

ONECONSTRUCTION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Fair value of financial instruments

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Group considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

Financial assets and liabilities of the Group primarily consist of accounts receivable, net, financial assets included in deposits, prepayment and other receivables, contract assets and cash and cash equivalents, financial liabilities included in accounts payable, accruals and other payables, amounts due to shareholders, loan due to a shareholder, amount due to a related company, loan to a related company, contract liabilities, operating lease

Inventories

Inventories comprise materials held for use for construction. Inventories are stated at the lower of cost and net realizable value. Costs of inventories comprise cost of purchases are determined on a weighted average cost method. Net realizable value represents the estimated replacement cost for inventories less all estimated costs necessary to make the sale.

Cash and cash equivalents

Cash and cash equivalents represent cash on hand and highly-liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

Accounts receivable, net

Accounts receivable mainly consists of amount due from the Group’s customers, which are recorded net of allowance for the credit losses. The Group records allowance for the credit losses for accounts receivable based on assessments of the recoverability of the accounts receivable and individual account analysis, including the current creditworthiness and the past collection history of each customer. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of March 31, 2025 and 2024, the Group had an allowance for the credit losses on accounts receivable of approximately US$232,000 and US$1,893,000, respectively.

Contract Assets and Contract Liabilities

Contract assets represent the contract revenue recognized but not yet billed pursuant to contract terms.

Contract liabilities represent the billings to date, as allowed under the terms of a contract, but not yet recognized as contract revenue using the Group’s revenue recognition policy.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over their estimated useful lives on a straight-line basis. Furniture, fixtures and office equipment are depreciated over estimated useful lives of the related assets.

Category	Estimated useful life
Furniture, fixtures and office equipment	5 years

ONECONSTRUCTION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Impairment of long-lived assets

The Group evaluates its long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amounts of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Group recognizes an impairment loss based on the excess of the carrying amounts of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. There was no impairment of long-lived assets recognized for the fiscal years ended March 31, 2025 and 2024.

Balance sheet classification

The Group includes in current assets and liabilities amounts receivable and payable under construction contracts which may extend beyond one year. A one-year time period is used as the basis for classifying all other current assets and liabilities.

Revenue recognition

The Group performs construction work services including: (i) provision of reinforcement bar fixing and other ancillary services as a subcontractor for both public and private sector projects, including building and infrastructure related projects. The Group recognized its revenue under ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”).

The core principle underlying the revenue recognition of this Accounting Standards Update (“ASU”) allows the Group to recognize revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Group expects to be entitled in such exchange. This will require the Group to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

The Group applies five-step model to recognize revenue from customer contracts. The five-step model requires the Group to (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur; (iv) allocate the transaction price to the respective performance obligations in the contract; and (v) recognize revenue when (or as) the Group satisfies the performance obligation.

The Group recognized revenue over time when the construction work services were performed over prescribed periods specified within the contract with the customer. Depending on the terms of the contract and the laws that applied to the contract, the services were performed gradually therefore relevant revenue was recognized over time, complying with (ii) specified as below, indicated by that the project sites would be usually controlled by the customer whilst the construction works were in the process.

Control of the goods and services is transferred over time if the Group’s performance:

(i) provides all of the benefits received and consumed simultaneously by the customer;

(ii) creates and enhances an asset that the customer controls as the Group performs; or

(iii) does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date. If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

The Group generally measures its progress to completion using an input measure of total costs incurred divided by total costs expected to be incurred, which it believes to be the best measure of progress towards completion of the performance obligation. Subcontractor materials, labor, and equipment were treated as cost of revenues. Under the typical payment terms of construction contracts, amounts were billed as work progresses in accordance with agreed-upon contractual terms on the contract.

When either party to a contract has performed, the Group presented the contract in the consolidated balance sheets as the contract assets or contract liabilities, depending on the relationship between the entity’s performance and the customer’s payment.

A contract asset is the Group’s right to consideration in exchange for services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers the service to the customer, the Group presents the contract liability when the payment is made, or a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer the services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

ONECONSTRUCTION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Administrative expenses

Administrative expenses consist primarily of salaries, bonuses and benefits for employees involved in general corporate functions, and those not specifically dedicated to sales activities, such as depreciation and amortization of fixed assets, legal and other professional services fees, rental and other general corporate related expenses.

Employee benefits

Full time employees of the Group in Hong Kong participate in a government mandated defined contribution plan, pursuant to which MPF is provided to the employees. The Hong Kong Legislative Council requires the Hong Kong subsidiary of the Group make contributions for MPF based on 5% of the employees’ salaries, up to a maximum amount of US$2,300 (HK$18,000) per year. The Group has no legal obligation for the benefits beyond the contributions made.

Taxation

Income Taxes

Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the assets and liabilities method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of operations and comprehensive income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more-likely-than-not that some portion of, or all of the deferred tax assets will not be realized.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Group considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group considers possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

Uncertain tax positions

The Group applies the provisions of ASC topic 740 (“ASC 740”), Accounting for Income Taxes, to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements. The benefit of a tax position is recognized if a tax return position or future tax position is “more likely than not” to be sustained under examination based solely on the technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold is measured, using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The estimated liability for unrecognized tax benefits is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and or developments with respect to tax audits, and the expiration of the statute of limitations. Additionally, in future periods, changes in facts and circumstances, and new information may require the Group to adjust the recognition and measurement of estimates with regards to changes in individual tax position. Changes in recognition and measurement of estimates are recognized in the period in which the change occurs.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations and comprehensive income for the fiscal years ended March 31, 2025, 2024 and 2023, respectively.

Comprehensive income

The Group has adopted FASB Accounting Standard Codification Topic 220 (“ASC 220”) “Comprehensive income”, which establishes standards for reporting and the presentation of comprehensive income, its components and accumulated balances.

There was no other comprehensive income/(loss) except for the exchange differences on translation of foreign operations for the fiscal years ended March 31, 2025, 2024 and 2023, respectively.

ONECONSTRUCTION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Leases

The Group accounts for lease under ASC Topic 842, Leases. The Group determines if an arrangement is or contains a lease at inception. Right-of- use assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. The Group considers only payments that are fixed and determinable at the time of lease commencement.

At the commencement date, the lease liability is recognized at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets as of March 31, 2025, 2024 and 2023, respectively.

Operating lease assets are included within “right-of-use assets, operating leases”, and the corresponding operating lease liabilities are included within “lease liabilities” on the consolidated balance sheets as of March 31, 2025 and 2024, respectively.

Related party transaction

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the company’s securities (ii) the Company’ s management and or their immediate family, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Group’s chief operating decision makers (“CODM”) have been identified as the Group’s executive officers, who review consolidated results when making decisions about allocating resources and assessing performance of the Group. As a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of reporting. As the Group’s long-lived assets are substantially located in Hong Kong, no geographical segments are presented.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In November 2024 and January 2025, the FASB issued ASU 2024-03 and ASU 2025-01, Income Statement—Reporting Comprehensive Income— Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. ASU 2025-01 requires PBEs to adopt the amendments of ASU 2024-03 in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of ASU 2024-03 is permitted.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated balance sheets, statements of operation and comprehensive income, and statements of cash flows.

ONECONSTRUCTION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. CONCENTRATION OF RISKS

Political, social and economic risks

The main operations of the Group are located in Hong Kong. Accordingly, the Group’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Hong Kong, as well as by the general state of the economy in Hong Kong. The Group’s results of operations may be adversely affected by changes in the political, regulatory and social conditions in Hong Kong. Although the Group has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations, including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Group’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Group’s operations.

Interest rate risk

The Group is exposed to interest rate risk on its interest-bearing assets and liabilities. As part of its asset and liability risk management, the Group reviews and takes appropriate steps to manage its interest rate exposure on its interest-bearing assets and liabilities. The Group has not been exposed to material risks due to changes in market interest rates and has not used any derivative financial instruments to manage the interest risk exposure during the years presented.

Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable and other receivables. As of March 31, 2025 and 2024, US$749,000 and US$1,613,000, respectively, were deposited with financial institutions located in Hong Kong. In accordance with the relevant regulations in Hong Kong, the maximum insured bank deposit amount is US$64,742 (HK$500,000) for each financial institution. While the Group believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

The Group is also exposed to risk from its accounts receivable. These assets are subject to credit evaluations. An allowance for credit loss has been made for estimated unrecoverable amounts, which have been determined by reference to past default experience and the current economic environment.

Concentration risk

There were two, two and two customers from whom revenues individually represent greater than 10% of the total revenues of the Group for the fiscal years ended March 31, 2025, 2024 and 2023, respectively. The total sales to these customers accounted for approximately 68.70%, 61.30% and 57.64% of total revenues for the fiscal years ended March 31, 2025, 2024 and 2023, respectively. As of March 31, 2025, three customers accounted for approximately 64.25% of the Group’s accounts receivable. As of March 31, 2024, three customers accounted for approximately 47.00% of the Group’s accounts receivable.

ONECONSTRUCTION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following customers accounted for 10% or more of revenue for the fiscal years ended March 31, 2025, 2024 and 2023:

	For the Fiscal Year Ended		For the Fiscal Year Ended			For the Fiscal Year Ended
	March 31, 2025		March 31, 2024			March 31, 2023
	US$’000%		US$’000%			US$000%
Customer A	29,305	55.08%	20,103	31.68%		3,500	6.42%*
Customer B	1,808	3.40%*	18,795	29.62%		22,702	41.66%
Customer C	7,246	13.62%	5,047	7.95	%*	-	-%
Customer F	-	-%	857	1.35	%*	8,710	15.98%

The following customers accounted for 10% or more of the Group’s accounts receivable (gross amount), as of March 31, 2025 and 2024:

	As of March 31, 2025		As of March 31, 2024
	US$’000%		US$’000%
Customer A	3,548	15.32%	3,071	13.62%
Customer B	8,888	38.37%	5,101	22.63%
Customer D	693	2.99%*	2,424	10.75%
Customer E	2,445	10.56%	--	- %*

*	Represents less than 10%

There were three, three and three suppliers from whom purchases individually represent greater than 10% of the total purchases of the Group for the fiscal years ended March 31, 2025, 2024 and 2023, respectively. The total purchase from these suppliers accounted for approximately 78.01%, 67.26% and 60.42% of the Group’s total purchase for the fiscal years ended March 31, 2025, 2024 and 2023, respectively. As of March 31, 2025, two suppliers accounted for approximately 83.7% of the Group’s accounts payable. As of March 31, 2024, two suppliers accounted for approximately 84.82% of the Group’s accounts payable.

The following supplier accounted for 10% or more of purchases for the fiscal years ended March 31, 2025, 2024 and 2023:

	For the Fiscal Year Ended			For the Fiscal Year Ended			For the Fiscal Year Ended
	March 31, 2025			March 31, 2024			March 31, 2023
	US$’000%			US$’000%			US$’000%
Supplier A	1,456	5.86	%*	9,193	31.54%		5,123	15.60%
Supplier B	6,525	26.28%		-	-	%*	-	-	%*
Supplier D	-	-	%*	6,496	22.29%		10,955	33.35%
Supplier E	3,817	15.37%		3,915	13.43%		-	-	%*
Supplier F	9,027	36.36%		183	0.64	%*	5	-	%*
Supplier H	-	-	%*	560	1.92	%*	3,767	11.47%

The following suppliers accounted for 10% or more of the Group’s accounts payable as of March 31, 2025 and 2024

	As of March 31, 2025		As of March 31, 2024
	US$’000%		US$’000%
Supplier A	6,198	59.9%	4,694	72.37%
Supplier B	2,459	23.8%	-	- %*
Supplier C	269	2.6%*	808	12.45%

*	Represents less than 10%

ONECONSTRUCTION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. REVENUE AND COST OF REVENUE

	2025		2024		2023
	US$’000%		US$’000%		US$’000%
Revenue (Note (a))
Public Sector
– Infrastructure and public facilities	6,197	11.6%	21,164	33.3%	34,647	63.6%
– Residential	39,686	74.6%	32,234	50.8%	9,850	18.1%
Sub-total	45,883	86.2%	53,398	84.1%	44,497	81.7%

Private Sector
– Commercial/industrial (Note (b))	2,233	4.2%	4,045	6.4%	3,701	6.8%
– Residential	5,089	9.6%	6,020	9.5%	6,295	11.5%
Sub-total	7,322	13.8%	10,065	15.9%	9,996	18.3%

Total	53,205	100.0%	63,463	100.0%	54,493	100.0%

	2025		2024		2023
	US$’000%		US$’000%		US$’000%
Cost of revenue
Public Sector
– Infrastructure and public facilities	5,428	11.0%	19,360	32.8%	32,500	62.9%
– Residential	35,398	71.8%	30,399	51.5%	9,848	19.1%
Sub-total	40,826	82.8%	49,759	84.3%	42,348	82.0%

Private Sector
– Commercial/industrial (Note (b))	3,040	6.2%	3,701	6.3%	3,470	6.7%
– Residential	5,423	11.0%	5,560	9.4%	5,849	11.3%
Sub-total	8,463	17.2%	9,261	15.7%	9,319	18.0%

Total	49,289	100.0%	59,020	100.0%	51,667	100.0%

	2025		2024		2023
	US$’000	GP%	US$’000	GP%	US$’000	GP%
Gross profit
Public Sector
– Infrastructure and public facilities	769	12.4%	1,805	8.5%	2,148	6.2%
– Residential	4,288	10.8%	1,834	5.7%	2	-%
Sub-total	5,057	11.0%	3,639	6.8%	2,150	4.8%

Private Sector
– Commercial/industrial	(807)	(36.1)%	344	8.5%	230	6.2%
– Residential	(334)	(6.6)%	460	7.6%	446	7.1%
Sub-total (Note (c))	(1,141)	(15.6)%	804	8.0%	676	6.8%

Total	3,916	7.4%	4,443	7.0%	2,826	5.2%

Notes:

(a)	Revenue from the provision of construction services is recognized over time, using an input method to measure progress towards complete satisfaction of the service, because the Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced. The input method recognizes revenue based on the proportion of the actual costs incurred relative to the estimated total costs for the satisfaction of the construction services. A certain percentage of payments is retained by customers until the end of the retention period, as the Group’s entitlement to the final payment is conditional on the satisfaction of the service quality by the customers over a certain period, as stipulated in the contracts.

(b)	During the fiscal year ended March 31, 2025, the Company revised certain project cost estimates, resulting in a reduction of US$0.143 million and US$0.145 million in revenue and cost of revenue, respectively. This adjustment resulted from the final reconciliation of contra charges with the main contractor and has been accounted for as a change in estimate in accordance with ASC 250.

(c)	Gross profit for the private sector was negative US$1.14 million for the year ended March 31, 2025 (2024: US$0.80 million), primarily due to cost overruns and final account adjustments on certain legacy projects. These contracts have been substantially completed, and no provision for future contract losses is required as of March 31, 2025.

ONECONSTRUCTION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. OTHER INCOME

	For the fiscal year ended March 31,
	2025	2024	2023
	US$’000	US$’000	US$’000
Bank interest income	4	8	2
Sundry income	8	5	4
Government grants – Employment Support Scheme	-	-	832
	12	13	838

During the fiscal year ended March 31, 2023, the Group recognized government grants in respect of COVID-19-related subsidies, of which approximately US$832,000 relates to the Employment Support Scheme provided by the Hong Kong SAR Government. No such subsidies were granted for the fiscal years ended March 31, 2024 and 2025.

6. FINANCE COSTS

		For the fiscal year ended March 31,
		2025	2024	2023
	Notes	US$’000	US$’000	US$’000
Interest expense on loan due to a related company	18(a)	-	312	169
Interest expense on loan due to a shareholder	18(c)	351	-	-
Interest expense on loan due to bank borrowings	17(a)	114	10	-
Interest expense on loan due to other borrowings	17(b)	84	-	-
		549	322	169

7. EMPLOYEE BENFITS EXPENSES

All eligible employees of the Group are entitled to MPF. The Group is required to make contributions to the fund and accrues these benefits based on certain percentages of the qualified employees’ salaries. The Group recorded employee benefit expenses of approximately US$37,769,000, US$30,384,000 and US$19,264,000 for the fiscal years ended March 31, 2025, 2024 and 2023, respectively.

ONECONSTRUCTION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8. INCOME TAX EXPENSE

Cayman Islands

Pursuant to the current rules and regulations, the Cayman Islands currently levy no taxes on individuals or corporate based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Therefore, the Company is not subject to any tax in the Cayman Islands.

Hong Kong

The Group is subject to a two-tiered income tax rate for taxable income earned in Hong Kong. The first HK$2 million (approximately US$256,000) profits earned by a company is subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate of 16.5%.

The following table presents the composition of income tax expenses for the fiscal years ended March 31, 2025, 2024 and 2023:

	For the fiscal years ended March 31,
	2025	2024	2023
	US$’000	US$’000	US$’000
Current income tax expense	-	-	780
Deferred tax expense (credit)	241	141	(418)
	241	141	362

Reconciliation of the difference between the Hong Kong statutory income tax rate applicable to profits of the Group and the income tax expenses of the Group was as follows:

	For the fiscal years ended March 31,
	2025	2024	2023
	US$’000	US$’000	US$’000
Profit before provision for income taxes	1,139	1,910	2,032

Income tax expenses computed at statutory rate	188	315	335
Effect of preferential tax rates	-	-	(22)
Non-deductible expenses	107	2	188
Non-taxable income	(1)	(176)	(139)
Over provision of deferred tax in prior years	(53)	-	-
	241	141	362

ONECONSTRUCTION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss carry forwards.

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2025, 2024 and 2023, the Group did not have any significant unrecognized uncertain tax positions.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations for the fiscal years ended March 31, 2025, 2024 and 2023.

9. EARNINGS PER SHARE ATTRIBUTABLE TO SHAREHOLDERS

The following table sets forth the computation of basic and diluted earnings per share for the fiscal years ended March 31, 2025 and 2024.

	For the fiscal years ended
	March 31,
	2025	2024	2023
Numerator:
Profit attributable to shareholders (US$’000)	898	1,769	1,670
Denominator:
Weighted average number of ordinary shares used in computing net income per share (shares)	11,686,301	11,250,000	11,250,000

ONECONSTRUCTION GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. ACCOUNTS RECEIVABLE, NET

Accounts receivable, and the allowance for the credit losses consisted of the following:

	As of
	March 31, 2025	March 31, 2024
	US$’000	US$’000
Accounts receivable	17,934	22,543
Less: Allowance for credit losses	(232)	(1,893)
Sub – total	17,702	20,650
Retention receivables	5,232	5,867
Total	22,934	26,517

Accounts receivable are past due when a counterparty has failed to make a payment when contractually due. Credit terms granted to customers vary from contract to contract. The credit period granted to customers is 0 to 60 days from payment certification date except for retention receivables.

The Group recognized allowance for credit losses of US$13,000 and allowance for credit losses of US$1,347,000, respectively, for the fiscal years ended March 31, 2025 and 2024.

Reconciliation of the allowance for credit losses of accounts receivable:

US$’000
As of April 1, 2023	(533)
Allowance for credit loss on accounts receivable for the year	(1,347)
Exchange realignment	(13)
As of March 31, 2024	(1,893)
Allowance for credit loss on accounts receivable for the year	(13)
Write off	1,667
Exchange realignment	7
As of March 31, 2025	(232)

11. CONTRACT ASSETS AND LIABILITIES

	As of
	March 31, 2025	March 31, 2024
	US$’000	US$’000
Contract assets	24,969	14,806
Contract liabilities	630	3,674

The contract assets represent the Group’s right to consideration in exchange for services that the Group has transferred to a customer, which have not been billed to the customers. As of March 31, 2025 and 2024, the loss allowance for credit loss was assessed to be minimal. There was no allowance recognized for contract asset as of March 31, 2025 and 2024.

The contract liabilities represent the Group’s obligation to transfer services to a customer to which the Group has received consideration (or an amount of consideration is due) from the customer.

ONECONSTRUCTION GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. PROPERTY AND EQUIPMENT

During the fiscal years ended March 31, 2025 and 2024, the Group acquired approximately US$3,000 and US$7,000 of property and equipment, respectively, but did not dispose of any property and equipment.

During the fiscal years ended March 31, 2025, 2024 and 2023, the Group recorded depreciation expenses of approximately US$4,000, US$3,000 and US$2,000, respectively.

13. LEASES

Operating leases

The Group leases offices from a third party. As the lease does not provide an implicit rate, the Group used an incremental borrowing rate based on the information available at the commenced date in determining the present value of lease payments. The Group’s lease agreement does not contain any material guarantees or restrictive covenants. The Group does not have any sublease activities.

Operating leases result in the recognition of right-of-use (“ROU”) assets and lease liabilities on the balance sheet. ROU assets represent the Group’s right to use the leased asset for the lease term, and lease liabilities represent the obligation to make lease payments. The operating lease expenses were charged to administrative expenses.

A summary of supplemental information related to the Group’s leases as of March 31, 2025 and 2024 was as follows:

	For the year ended	For the year ended
	March 31, 2025	March 31, 2024
	US$’000	US$’000
Cash paid for amounts included in the measurement of lease liabilities:	222	53
Operating cashflows used in operating lease – Lease expenses	203	51
Operating cashflows used in operating lease – Depreciation of right-of-us	19	2
Interest on lease liabilities

Operating lease right-of-use assets, net	567	18

Operating lease liabilities, current	373	18
Operating lease liabilities, non-current	193	-
Weighted average remaining lease terms – operating lease	566	18
Weighted average discount rate – operating lease	5.63%	5.00%

The maturity analysis of the annual undiscounted cash flows for the operating lease, as of March 31, 2025 and March 31, 2024 were as follows:

	As of
	March 31, 2025	March 31, 2024
	US$’000	US$’000
Within 1 year	395	19
More than 1 year but less than 2 years	198	-
Total undiscounted lease payments	593	19
less: imputed interest	(27)	(1)
Total lease liabilities	566	18

ONECONSTRUCTION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. DEFERRED TAX ASSETS

The movements of deferred tax assets are as follows:

	Credit loss in relation to accounts receivable	Deferred taxable income	Unused tax loss	Total
	US$’000	US$’000	US$’000	US$’000
As of March 31, 2023	88	481	-	569
Credit (charge) for the year	(52)	(89)	-	(141)
Exchange realignment	-	-	-	-
As of March 31, 2024	36	392	-	428
Credit (charge) for the year	2	(391)	148	(241)
Exchange realignment	-	(1)	2	1
As of March 31, 2025	38	-	150	188

15. ACCOUNTS PAYABLE

Accounts payable consisted of the following:

	As of
	March 31, 2025	March 31, 2024
	US$’000	US$’000
Third parties	10,350	6,490

16. ACCRUALS AND OTHER PAYABLES

Accruals and other payables consisted of the following:

	As of
	March 31, 2025	March 31, 2024
	US$’000	US$’000
Accrued expenses and other payables	192	47
Salaries payable	2,159	3,214
	2,351	3,261

ONECONSTRUCTION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. BANK AND OTHER BORROWINGS

Bank and other borrowings were as follows as of the respective balance sheet dates:

	As of
	March 31, 2025	March 31, 2024
	US$’000	US$’000
Bank borrowing - current portion (Note a)	-	2,317
Other borrowings from third parties (Note b)	2,117	-
	2,117	2,317

(a)	On October 26, 2023, OneConstruction Engineering Projects Limited (“OneC Engineering”), the subsidiary of the Company entered into a bank facility agreement with the Hongkong and Shanghai Banking Corporation Limited, a commercial bank in Hong Kong, pursuant to which OneC Engineering was entitled to borrow a loan of approximately US$2,332,000 (HK18,000,000) with interest rate at HIBOR + 1.7% to 1.8% per annum, and the loan was also guaranteed by (i), a guarantee with a third party (which was a then related company of the Company as at March 31, 2024); and (ii) a guarantee with limited amount to HK$23,170,000, plus default interest and other costs and expenses as further set out in the guarantee from a related party as at March 31, 2024.

The bank borrowings were fully repaid in December 2024. Interest expense of $114,000 and $10,000 related to such borrowings were recognized during the year ended March 31, 2025 and 2024, respectively.

(b)	The other borrowings from third parties were unsecured, bear interest at fixed rates ranging from 5.25% to 5.875% per annum, and are repayable within 12 months from the balance sheet date. The borrowings are not subject to any financial covenants, are not secured by any company assets, and were not in default as of March 31, 2025.

The Company recognized interest expense of $84,000 related to these borrowings during the year ended March 31, 2025. The outstanding principal balance of these borrowings as of March 31, 2025 was $2,117,000.

ONECONSTRUCTION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18. RELATED PARTY TRANSACTIONS

The Group had the following transactions with related parties:

(A) Key management personnel remuneration

The remuneration for key management personnel of the Group, representing the Group’s directors and executive officers is as follows:

	For the fiscal years ended
	March 31,
	2025	2024	2023
	US$’000	US$’000	US$’000
Key management personnel remuneration	483	269	269

(B) Related party transactions

	For the fiscal years ended
	March 31,
	2025	2024	2023
	US$’000	US$’000	US$’000
(I) Transaction with a shareholder
(a) grant of a loan due to a shareholder	5,314	-	-
(b) repayment of a loan due to a shareholder	(6,362)	-	-
(c) interest expense on a loan due to a shareholder	351	-	-

(II) Transactions with a related company in which a former director of a subsidiary of the Company is a former director of such company
(a) the lease of office area under lease expenses	-	53	53
(b) the charge of building and management fee in	-	7	7
relation to the lease of office area as mentioned above in (a)
(c) the recharge of payroll for the secondment of staff personnel	-	28	28
(d) grant of a loan due to a related company	-	6,105	4,182
(e) repayment of a loan due to a related company	-	(1,308)	(2,751)
(f) interest expense on a loan due to a related company	-	312	169
(g) provision of guarantee on bank borrowings, limited up to	-	unlimited	-

(III) Transactions with a shareholder of a related company as in (II) above
(a) provision of guarantee on bank borrowings, limited up to	-	3,025	-

ONECONSTRUCTION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(C) Outstanding balances with related parties

		As of
	Notes	March 31, 2025	March 31, 2024
		US$’000	US$’000
Under current liabilities
Loan due to a related company	(a)	-	(22,142)
Amount due to a related company	(b)	-	(3)
Amount due to a shareholder	(d)	(2)	-

Under non-current liabilities
Loan due to a shareholder	(c)	(21,567)	-

Under current assets
Amount due from shareholders	(e)	-	1

Notes:

(a)	The loan due to a related company was non-secured, bearing interest at HIBOR, subject to a cap of 1.5% per annum, and repayable on June 30, 2025. The loan was subsequently assigned to a shareholder of the Company after March 31, 2024 under a deed of loan assignment entered on June 10, 2024. Please refer to (c).

(b)	The amount due to a related company represents the miscellaneous expenses paid on behalf of the Group, and is non-secured, interest-free and repayable on demand.

(c)	On June 10, 2024, the loan due to a related company as mentioned in (a) was assigned to a shareholder of the Company. The loan is non-secured, bearing interest at HIBOR, subject to a cap of 1.5% per annum, and the repayment date of this loan was extended to June 30, 2026.

(d)	The amount due to a shareholder represents the miscellaneous expenses paid on behalf of the Group, and is non-secured, interest-free and repayable on demand.

(e)	The amount due from shareholders represents the initial formation fee paid on behalf of the Company, and is non-secured, interest-free and repayable on demand.

ONECONSTRUCTION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19. COMMITMENTS AND CONTINGENCIES

Capital commitment

As of March 31, 2025, the Group had outstanding capital commitments of US$490,000 related to the acquisition of machinery under two purchase agreements with suppliers. The total contract amount for these acquisitions is US$695,000 (HK$5,420,000), of which US$205,000 (HK$1,600,000) had been paid as prepayment of equipment under non-current assets as of March 31, 2025. Delivery of the machinery is expected in the next fiscal year.

Contingencies

A subsidiary of the Company is currently a party to a legal proceeding related to a compensation claim by a former employee, in relation to injuries suffered during her course of employment with the Group. Based on the information available as of the date of this report, the management does not consider that there will be a significant claim in this case. However, as the litigation is ongoing, the Group cannot determine the likelihood of this outcome and has not recorded an accrual in its financial statements. The Group continues to assess the case and will update its disclosures as necessary.

Save as disclosed above, the Group, in the ordinary course of its business, is involved in various claims, suits, investigations and legal proceedings that arise from time to time. Although the Group does not expect that the outcome in any of these legal proceedings, individually or collectively, will have a material adverse effect on its financial position or results of operations, litigation is inherently unpredictable. Therefore, the Group could be subject to judgements or enter into settlements of claims that could adversely affect its operating results or cash flows in a particular period.

20. SEGMENT INFORMATION

Reportable Segments

The Company operates as a single reportable segment, which is consistent with how the CODM allocates resources and assesses performance. The Company’s operations are centralized and integrated, with financial results reviewed and managed on a consolidated basis. Accordingly, the management has determined that the Company has one reportable segment under ASC Topic 280, Segment Reporting.

Measure of Segment Profit or Loss

The CODM reviews financial information on a consolidated basis, using Net Income as the primary measure of segment performance to monitor budget versus actual results and decide where to allocate and invest additional resources to achieve continued growth. Net Income is defined as revenue less cost of revenue and operating expenses, and other segment items (including interest income, interest expense and other income), and income taxes.

ONECONSTRUCTION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Significant Segment Expense Categories Provided to the CODM

The CODM regularly receives and reviews the following expense categories, which are included in the segment’s measure of profit or loss:

	For the Fiscal Year Ended March 31,
($’000)	2025	2024	2023
	US$’000	US$’000	US$’000
Revenue	53,205	63,463	54,493
Cost of revenue	(49,289)	(59,020)	(51,667)

Administration expenses
Staff cost	(1,226)	(747)	(790)
Legal and professional fees	(600)	(18)	(4)
Lease expenses	(222)	(53)	(52)
Insurance	(78)	(7)	(6)
Office expenses	(25)	(17)	(13)
Depreciation	(4)	(3)	(2)
Others	(72)	(32)	(65)

Other segment (expense)/income	(550)	(1,656)	138

Income tax expenses	(241)	(141)	(362)

Net income	$898	1,769	1,670

21. SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (i) recognized, or those that provide additional evidence with respect to conditions that existed at the dates of the balance sheets, including the estimates inherent in the process of preparing financial statements, and (ii) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. The Company has analyzed its operations subsequent to March 31, 2025 to the date of this report, these consolidated financial statements were issued, the subsequent event is as follows:

On February 27, 2025, the OneConstruction Group Limited 2025 Equity Incentive Plan (the “Plan”) was established by the Company and approved by the Board of Directors of the Company. Pursuant to the Plan, the Company has reserved 3,000,000 authorized but unissued Ordinary Shares (“ESOP Shares”) for issuance under the Plan. The purpose of the Plan was to attract and retain the best available personnel for positions of responsibility with the Company, to provide additional incentives to them and align their interests with those of the Company’s shareholders, and to thereby promote the Company’s long-term business success.

On May 5, 2025, the Company issued 3,000,000 ESOP Shares to certain employees of the Company pursuant to the Plan at the consideration of US$0.0001 for each ESOP Share.

Except for the above-disclosed, the Company has determined that it does not have any further material events to disclose.