Form 20-F
period 2026-03-31
OneConstruction Group Ltd
filed 2026-07-23
CIK 2030834

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

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

An aggregate of 16,000,000 ordinary shares, par value US$0.0001 per ordinary share, were outstanding as of March 31, 2026.

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“Amended and Restated Memorandum and Articles” are to the amended and restated memorandum and articles of association of our Company adopted by a special resolution of the shareholders passed on December 30, 2024 by our Company;

●	“BVI” are to the British Virgin Islands;

●	“BVI Companies Act” are to the BVI Business Companies Act, Revised Edition 2020 as amended from time to time;

●	“Companies Act” are to the Companies Act (as revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time;

●	“Companies Ordinance” are to the Companies Ordinance of Hong Kong (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;

●	“Company,” “we,” “us,” “our,” “our Company” or “OneC Group” are to OneConstruction Group Limited, an exempted company incorporated in the Cayman Islands with limited liability on June 14, 2024;

●	“Controlling Shareholder” are to Rich Plenty Limited, our controlling shareholder;

●	“COVID-19” are to the Coronavirus Disease 2019;

●	“EPD” are to the Environmental Protection Department of the Government of Hong Kong;

●	“Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended;

●	“HKD” or “HK$” are to Hong Kong dollar(s), the lawful currency of Hong Kong;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Independent Third Party” are to a person or company who or which is independent of, is not a 5% owner of, does not control, and is not controlled by or under common control with any 5% owner of, the Company, and is not the spouse or descendant, whether by birth or adoption of any 5% owner of the Company;

●	“Nasdaq” are to The Nasdaq Stock Market LLC;

●	“OneC Development” are to OneConstruction Development Limited, a company incorporated under the laws of the BVI and a wholly owned subsidiary of OneC Group;

●	“OneC Engineering” are to OneConstruction Engineering Projects Limited, a company incorporated under the laws of Hong Kong with limited liability, an indirect wholly owned subsidiary of OneC Group and our operating subsidiary conducting business operations in Hong Kong;

●	“OneC Services” are to OneConstruction Services Limited, a company incorporated under the laws of Hong Kong with limited liability and an indirect wholly owned subsidiary of OneC Group;

ii

●	“Ordinary Shares” are to our ordinary shares, par value $0.0001 per ordinary share;

●	“PCAOB” are to the Public Company Accounting Oversight Board;

●	“PRC” or “China” are to the People’s Republic of China including Hong Kong and Macau and for the purpose of this annual report only, excluding Taiwan;

●	“Rich Plenty” are to Rich Plenty Limited, our Controlling Shareholder, a BVI holding company 100% owned by Ms. He Yun;

●	“SEC” or “Securities and Exchange Commission” are to the United States Securities and Exchange Commission;

●	“Securities Act” are to the U.S. Securities Act of 1933, as amended; and

●	“U.S. dollars,” “$,” “USD,” “dollars” or “US$” are to United States dollar(s), the lawful currency of the United States.

OneC Group is a holding company with operations conducted in Hong Kong through its operating subsidiary, OneC Engineering. Our reporting currency is Hong Kong dollars. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Our assets and liabilities are translated into U.S. dollars from Hong Kong dollars at the year-end exchange rate, while our revenues and expenses are translated at the average exchange rate during the year. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Unless otherwise stated, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this annual report were calculated at the rate of US$1.00 = HK$7.80.

The year-end and year-average exchange rates are as follows:

	2026		2025		2024
	Year-end	Year average	Year-end	Year average	Year-end	Year-average
U.S. dollar: to Hong Kong dollar	7.7805	7.7953	7.7230	7.8109	7.7685	7.8343

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

History of Share Issuances

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Ordinary Shares
1 issued to Rich Plenty	June 14, 2024	1	$0.0001
11,249,999 issued to Rich Plenty	July 10, 2024	11,249,999	$1,124.9999
3,000,000 issued to certain employees under the 2025 Equity Incentive Plan	During the fiscal year ended March 31, 2026	3,000,000	$0.0001

On January 2, 2025, the Company completed its initial public offering (the “IPO”) of 1,750,000 Ordinary Shares at a public offering price of $4.00 per share. The gross proceeds raised from the IPO were approximately $7.0 million before deducting underwriting discounts and the offering expenses payable by the Company.

During the year ended March 31, 2026, the Company granted an aggregate of 3,000,000 share options (the “Incentive Share Options”) to certain employees under its 2025 Equity Incentive Plan for 3-year services. The awards were granted to attract and retain key personnel, provide additional incentives, and align employees’ interests with those of the Company’s shareholders. Each Incentive Share Option entitles the holder to subscribe for one ordinary share of the Company at an exercise price of US$0 per share.

Our Corporate Structure

The following diagram illustrates our corporate structure as of the date of this annual report. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%.

Ms. He Yun
100%
Rich Plenty Limited
(BVI)
Public Shareholers
56.25%
43.75%
OneC Group
(Cayman Island)
100%
100%
OneC Development
(BVI)
Miles Key Investment Limited
(BVI)
100%
100%
OneC Engineering
(Hong Kong)
OneC Services
(Hong Kong)

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in the section captioned “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Risks Associated with our Corporate Structure and being based in Hong Kong

Our operations are primarily located in Hong Kong, a Special Administrative Region of the People’s Republic of China (“China” or the “PRC”), and therefore, we may be subject to unique risks due to uncertainty of the interpretation and the application of PRC laws and regulations. As of the date of this annual report, we are not subject to the PRC government’s direct influence or discretion over the manner in which we conduct business activities in Hong Kong. However, due to long-arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. We are also subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong in this regard.

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

We have direct ownership of our operating entity in Hong Kong and currently do not have or intend to have any contractual arrangement to establish a variable interest entity (“VIE”) structure with any entity in mainland China. We are still subject to certain legal and operational risks associated with our operating subsidiary, OneC Engineering, being based in Hong Kong and having all its operations to date in Hong Kong. Additionally, the legal and operational risks associated in mainland China may also apply to operations in Hong Kong, and we face the risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security, and anti-monopoly concerns, would be applicable to a company such as OneC Engineering or OneC Group, given the substantial operations of OneC Engineering in Hong Kong and the Chinese government may exercise significant oversight over the conduct of business in Hong Kong. These risks could result in material changes in our operations and/or the value of our securities or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC Government has initiated ,and may continue to initiate, a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including a cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement, which may in the future impact our ability to conduct our business, accept foreign investments or list on a U.S. or other foreign exchange if we were to become subject to such regulations. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impacts such modified or new laws and regulations will have on our business operations, our ability to accept foreign investments and the value of our Ordinary Shares on a U.S. or other foreign exchanges. If certain PRC laws and regulations were to become applicable to a company such as OneC Group in the future, the application of such laws and regulations may have a material adverse impact on our business, financial condition and results of operations and our ability to offer or continue to offer securities to investors, any of which may cause the value of our securities, including the Ordinary Shares, to significantly decline or become worthless. See “— D. Risk Factors — Risks Related to Our Corporate Structure — The PRC government has initiated, and may continue to initiate, a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little or no advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In the future, we may be subject to PRC laws and regulations related to the current business operations of our operating subsidiary and any changes in such laws and regulations and interpretations may impair its ability to operate profitably, which could result in a material negative impact on its operations and/or the value of our Ordinary Shares.”, “— D. Risk Factors — Risks Related to Doing Business in Hong Kong — The enactment of the Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong operating subsidiary.” and “— D. Risk Factors — Risks Related to Doing Business in Hong Kong — The Hong Kong legal system embodies uncertainties that could limit the availability of legal protections.” Additionally, on February 17, 2023, with the approval of the State Council of the PRC (the “State Council”), the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, mainland China domestic companies that seek to offer and list securities in overseas markets, either by direct or indirect means, are required to fulfill the filing procedures with the CSRC and report relevant information. OneC Group is a holding company incorporated in the Cayman Islands with an operating entity based in Hong Kong. As of the date of this annual report, the CSRC’s approval is not required for the listing and trading of our Ordinary Shares on a U.S. exchange as provided under the M&A Rules, and we are not subject to filing requirements with the CSRC under the Trial Measures. See “— D. Risk Factors — Risks Related to Our Corporate Structure — We may become subject to a variety of PRC laws and other obligations regarding M&A Rules and data security, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.”

As of the date of this annual report, our operations in Hong Kong are not subject to the review or prior approval of the Cyberspace Administration of China (the “CAC”) or the CSRC. Furthermore, the amended Cybersecurity Law, which took effect on January 1, 2026, has expanded its extraterritorial scope, which may subject our Hong Kong operations to PRC cybersecurity laws under certain circumstances. However, as we do not engage in activities that would constitute a threat to PRC cybersecurity, we believe that we are not currently subject to the extraterritorial application of the amended Cybersecurity Law. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals, or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer our Ordinary Shares to investors and could cause the value of such securities to significantly decline or be worthless and even delisting of our Ordinary Shares. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of the investment of holders of our Ordinary Shares in the future.

Data security in Hong Kong is primarily governed by the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”). The PDPO regulates the conduct of data users, which is defined as a person who, either alone or jointly or in common with other persons, controls the collection, holding, processing or use of data. Non-compliance with the PDPO may lead to a variety of civil and criminal sanctions, such as fines, imprisonment and civil compensation to the aggrieved data subjects. See “— D. Risk Factors — Risks Related to Doing Business in Hong Kong — If we or our Hong Kong subsidiaries fail to comply with Hong Kong’s Personal Data (Privacy) Ordinance and any other existing or future data privacy related laws, regulations and governmental orders, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.”

To address anti-monopoly concerns, the Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (the “Competition Ordinance”) prohibits (i) anti-competitive agreements if the object or effect of the agreement, concerted practice or decision is to prevent, restrict or distort competition in Hong Kong, (ii) abuse of market power by engaging in conduct that prevents, restricts or distorts competition in Hong Kong, and (iii) mergers that has or is likely to have the effect of substantially lessening competition in Hong Kong (collectively the “Competition Rules”). Penalties for infringement of the Competition Ordinance that may be imposed by the authority in Hong Kong include, but are not limited to, a pecuniary penalty (for violations of the Competition Rules, which penalty may be up to 10% of the total gross revenues of the offending company obtained in Hong Kong for up to three years in which the contravention occurs), a financial penalty (for violations relating to unlawful indemnification of another person, which penalty is not to exceed twice the value of such indemnification), and a disqualification order against a director. Contravention of the PDPO and the Competition Ordinance could, therefore, adversely affect our operating subsidiary’s business operation and our financial results. See “— D. Risk Factors — Risks Related to Doing Business in Hong Kong — Failure to comply with Hong Kong Competition Law may result in material and adverse effect on our business, financial condition and results of operations.

Furthermore, as more stringent criteria, including the Holding Foreign Companies Accountable Act (the “HFCA Act”), have been imposed by the SEC and the Public Company Accounting Oversight Board (“PCAOB”), our Ordinary Shares may be prohibited from trading if our auditor cannot be fully inspected. Our auditor, Audit Alliance LLP, the independent registered public accounting firm headquartered in Singapore that issues the audit report included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess Audit Alliance LLP’s compliance with applicable professional standards. See “— D. Risk Factors — Risks Related to Doing Business in Hong Kong — Although the audit report included in this annual report was prepared by an auditor that is currently subject to inspection by the PCAOB, there is no guarantee that future audit reports will be issued by auditors subject to the PCAOB inspection and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. The HFCA Act, as amended by the Consolidated Appropriations Act, 2023, requires the SEC to prohibit trading in an issuer’s securities from trading on any U.S. stock exchanges if the issuer is identified as using an auditor that the PCAOB is unable to inspect or investigate completely for two consecutive years.” On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB has independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider whether to issue a new determination. On December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law. The Consolidated Appropriations Act amended the HFCA Act by reducing the number of consecutive non-inspection years required for triggering the trading prohibitions under the HFCA Act from three years to two. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected.

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

For OneC Group to transfer cash to its subsidiaries, OneC Group is permitted under the laws of the Cayman Islands and the Amended and Restated Memorandum and Articles to provide funding to our subsidiaries incorporated in the BVI and Hong Kong through loans or capital contributions. OneC Group’s wholly owned subsidiary formed under the laws of the BVI, OneConstruction Development Limited (“OneC Development”), is permitted under the laws of the BVI to provide funding to our Hong Kong operating subsidiary, OneC Engineering, subject to certain restrictions set forth in the BVI Companies Act and the memorandum and articles of association of OneC Development. As a holding company, OneC Group may rely on dividends and other distributions on equity paid by its subsidiaries for its cash and financing requirements. According to the BVI Companies Act, a BVI company may make dividend distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. According to the Companies Ordinance, a Hong Kong company may only make a distribution out of profits available for distribution. If any of OneC Group’s subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to OneC Group. During the fiscal years ended March 31, 2026 and 2025 and up to the date of this annual report, OneC Group did not declare or pay any dividends. We do not have any current intention to distribute any earnings. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent upon receipt of funds from our Hong Kong operating subsidiary, OneC Engineering, by way of dividend payments. See “— Dividend Distributions, Cash Transfers, and Tax Consequences.” for further details.

As of the date of this annual report, the Company has 16,000,000 Ordinary Shares issued and outstanding. Our largest shareholder, Rich Plenty, beneficially owns 56.25% of the total issued and outstanding Ordinary Shares, representing 56.25% of the total voting power. As a result, Rich Plenty has the ability to control the outcome of matters submitted to the shareholders for approval. As such, we are deemed a “controlled company” under Nasdaq Listing Rules 5615(a)(7), and we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders. See “— D. Risk Factors — Risks Related to Our Corporate Structure — As of the date of this annual report, Rich Plenty, our largest shareholder, continues to own more than 50% the voting power of our outstanding Ordinary Shares. As a result, Rich Plenty has the ability to control the outcome of matters submitted to the shareholders for approval. Additionally, we are deemed a controlled company and may rely on certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.” and “Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES — A. Directors and Senior Management — Controlled Company.”

Dividend Distributions, Cash Transfers, and Tax Consequences

We have not previously declared or paid cash dividends on our Ordinary Shares and do not currently plan to declare or pay any dividends in the near future. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business. Any future determination regarding our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects, available cash and current and anticipated cash needs, and any other factors that the board of directors deems relevant, and will be subject to the restrictions contained in any future financing instruments.

Subject to the Companies Act and our Amended and Restated Memorandum and Articles, our Company in a general meeting may declare dividends in any currency to be paid to the members but no dividend may be declared in excess of the amount recommended by our board of directors. Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. Subject to the solvency test prescribed in the Companies Act, and the provisions, if any, of our Amended and Restated Memorandum and Articles, we may pay dividends and distributions out of our share premium account. In addition, based upon English case law that is likely to be persuasive in the Cayman Islands, dividends may be paid out of profits. The Cayman Islands does not impose withholding tax on payments of dividends to shareholders.

As we are a holding company with no substantial business operations of our own, we may rely on dividends and other distributions paid to us by our subsidiaries for our cash requirements, including funds necessary to pay any dividends or other cash distributions to our shareholders, service any debt we may incur, and pay our operating expenses. Our ability to pay dividends to our shareholders will therefore depend on, among other things, the availability of dividends and other distributions from our subsidiaries.

According to the BVI Companies Act, a BVI company may make dividend distribution only if immediately after the distribution, the value of the company’s assets exceeds its liabilities and the company is able to pay its debts as they fall due.

Under Hong Kong law, dividends may only be paid out of profits available for distribution (that is, accumulated realized profits so far as not previously utilized by distribution or capitalization less accumulated realized losses so far as not previously written off in a reduction or reorganization of capital), as permitted under Hong Kong law. Dividends cannot be paid out of share capital. There are no restrictions or limitations under the laws of Hong Kong on the conversion of Hong Kong dollars into foreign currencies or the remittance of currencies out of Hong Kong. There are also no foreign exchange restrictions on transfers of cash between OneC Group and its subsidiaries, across borders or to U.S. investors, nor are there any restrictions or limitations on the distribution of earnings from our Hong Kong subsidiaries to OneC Development, then to OneC Group, and ultimately to U.S. investors. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by a Hong Kong company.

Our management monitors the cash position of our operating subsidiary, OneC Engineering, and prepares budgets on a monthly basis to ensure that the necessary funds to fulfill obligations for the foreseeable future are available and to ensure adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, it will be reported to our Chief Financial Officer and will be subject to approval by our board of directors.

The Company is permitted under the laws of the Cayman Islands and its Amended and Restated Memorandum and Articles to provide funding to its subsidiaries incorporated in the BVI and Hong Kong through loans or capital contributions. OneC Development, the Company’s wholly owned subsidiary formed under the laws of the BVI, is permitted under the laws of the BVI to provide funding to our Hong Kong subsidiaries, including our operating subsidiary, OneC Engineering, and OneC Services, which handles payroll matters for employees of OneC Engineering, subject to certain restrictions set forth in the BVI Companies Act and the memorandum and articles of association of OneC Development.

The ability of OneC Development to transfer cash to the Company is subject to the BVI Companies Act. According to the BVI Companies Act, OneC Development may make dividend distributions only if, immediately after a distribution, the value of OneC Development’s assets exceeds its liabilities and OneC Development is able to pay its debts as they fall due.

The ability of our Hong Kong subsidiaries, including OneC Engineering, to transfer cash to OneC Development, is subject to the Companies Ordinance. According to the Companies Ordinance, each Hong Kong subsidiary may only make a distribution out of profits available for distribution. Other than the above, we have not adopted or maintained any formal cash management policies and procedures as of the date of this annual report.

During the fiscal years ended March 31, 2026 and 2025 and up to the date of this annual report, the Company did not declare or pay any dividends, and there were no dividends or distributions among the Company and its subsidiaries.

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

OneC Group is a holding company, and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and to service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. If any of our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

There are no statutory prohibitions in the Cayman Islands on the granting of financial assistance by a company to another person for the purchase of, or subscription for, its own, its holding company’s or a subsidiary’s shares. Therefore, a company may provide financial assistance provided that the directors of the company, when proposing to grant such financial assistance, discharge their duties of care and act in good faith, for a proper purpose and in the interests of the company. Such assistance should be on an arm’s-length basis. Subject to the solvency test prescribed in the Companies Act, and the provisions, if any, of the company’s memorandum and articles of association, a company may pay dividends and distributions out of its share premium account. In addition, based upon English case law that is likely to be persuasive in the Cayman Islands, dividends may be paid out of profits.

According to the BVI Companies Act, a BVI company may make dividend distribution only if, immediately after the distribution, the value of the company’s assets exceeds its liabilities and the company is able to pay its debts as they fall due. According to the Companies Ordinance, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by a Hong Kong company. Any limitation on the ability of our Hong Kong subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

The PRC government has initiated, and may continue to initiate, a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little or no advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In the future, we may be subject to PRC laws and regulations related to the current business operations of our operating subsidiary and any changes in such laws and regulations and interpretations may impair its ability to operate profitably, which could result in a material negative impact on its operations and/or the value of our Ordinary Shares.

Although we have direct ownership of our subsidiaries in Hong Kong and currently do not have or intend to have any subsidiary or any contractual arrangement to establish a VIE structure with any entity in mainland China, we are still subject to certain legal and operational risks associated with our operating subsidiary, OneC Engineering, being based in Hong Kong and having all of its operations to date in Hong Kong. Additionally, the legal and operational risks associated with mainland China may also apply to operations in Hong Kong, and we face the risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to a company such as OneC Engineering or OneC Group, given the substantial operations of OneC Engineering in Hong Kong and the Chinese government may exercise significant oversight over the conduct of business in Hong Kong. In the event that we or our Hong Kong subsidiaries were to become subject to PRC laws and regulations, we could incur material costs to ensure compliance, and we or our Hong Kong subsidiaries might be subject to fines, experience decline in the value of our securities or delisting, no longer be permitted to conduct offerings to foreign investors, and/or no longer be permitted to continue business operations as presently conducted.

Our organizational structure involves risks to investors, and Chinese regulatory authorities could disallow this structure, which would likely result in a material change in OneC Engineering’s operations and/or a material change in the value of our Ordinary Shares, including the risk that such event could cause the value of such securities to significantly decline or become worthless.

Moreover, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations that are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, require an overseas special purpose vehicle formed for listing purposes through acquisitions of domestic companies in mainland China and controlled by companies or individuals of mainland China to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In addition, on February 17, 2023, with the approval of the State Council, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, mainland China domestic companies that seek to offer and list securities in overseas markets, either by direct or indirect means, are required to fulfill the filing procedures with the CSRC and report relevant information.

OneC Group is a holding company incorporated in the Cayman Islands with subsidiaries based in Hong Kong. As of the date of this annual report, we have no subsidiary, VIE structure or any direct operations in mainland China, nor do we intend to have any subsidiary or VIE structure or to acquire any equity interests in any domestic companies in mainland China, and we are not controlled by any companies or individuals of mainland China. Moreover, pursuant to the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is, as of the date of this annual report, mainly confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). Therefore, as of the date of this annual report, the CSRC’s approval is not required for the listing and trading of our Ordinary Shares on a U.S. exchange as provided under the M&A Rules, and we are not subject to filing requirements with the CSRC under the Trial Measures.

We are aware that the PRC government has initiated, and may continue to initiate, a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including a cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over mainland China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

In addition, on January 4, 2022, the CRM was published and became effective on February 15, 2022, which was originally promulgated by the CAC on April 13, 2020, and, as revised on July 10, 2021, required that, among other things, and in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated on the factors to be considered when assessing the national security risks of the relevant activities. The publication of the Measures indicates greater oversight by the CAC over data security, which may impact our business in the future. As of the date of this annual report, our Hong Kong subsidiaries, including our operating subsidiar, OneC Engineering, do not have any mainland China individuals as clients. However, OneC Engineering may collect and store certain data (including certain personal information) from its customers for “Know Your Clients” purposes, which may include mainland China individuals in the future. As of the date of this annual report, we do not expect the CRM to have an impact on our business or operations or subject us or our Hong Kong subsidiaries to permission requirements from the CAC or any other government agency that is required to approve our subsidiaries’ operations, as we do not believe that we will be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that is required to file for cybersecurity review before listing in the U.S., because (i) all of our business operations are conducted by our Hong Kong subsidiaries, including our operating subsidiary, OneC Engineering, which currently serves the Hong Kong local market, and we currently have no operations in mainland China; (ii) we do not have or intend to have any subsidiary nor do we have or intend to establish a VIE structure with any entity in mainland China remains unclear whether the CRM shall apply to a company like us; (iii) as of the date of this annual report, we have neither collected nor stored any personal information of any mainland China individual or within mainland China, nor do we entrust or expect to be entrusted by any individual or entity to conduct any data processing activities of any mainland China individual or within mainland China; (iv) as of the date of this annual report, we have not been informed by any PRC governmental authority of any requirement that we must file for a cybersecurity review; and (v) pursuant to the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is, as of the date of this annual report, mainly confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If we were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, or if other regulations promulgated in relation to the CRM are deemed to apply to us, our subsidiaries’ business operations and the listing of our Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review or we and our subsidiaries might be covered by permission from the CAC or any other government agency that is required to approve our subsidiaries’ operations in the future. Nevertheless, given the evolving nature of these statements and regulatory actions, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It also remains highly uncertain what the potential impact such modified or new laws and regulations will have on our subsidiaries’ daily business operations, their ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchange. If any or all of the foregoing were to occur, it may significantly limit or completely hinder ur ability to complete any of our future offerings or cause the value of our Ordinary Shares to significantly decline or become worthless.

As of the date of this annual report, we are advised by our Hong Kong counsel, Haldanes, that we are not required to obtain permission or approval from Hong Kong authorities to offer our Ordinary Shares to foreign investors. Should there be any change in applicable laws, regulations, or interpretations, and we or any of our subsidiaries are required to obtain such permissions or approvals in the future, we will strive to comply with the then applicable laws, regulations, or interpretations.

As of the date of this annual report, neither we nor our Hong Kong subsidiaries, including our operating subsidiary, OneC Engineering, is subject to the M&A Rules, the Trial Measures, the CRM or the regulations or policies that have been issued by the CSRC or the CAC, nor are we currently covered by permission requirements from the CSRC, the CAC or any other PRC governmental agency that is required to approve our listing on the U.S. exchanges and offering securities. Hence, based on the foregoing, since we are not subject to the regulations or policies issued by the CAC to date, we believe that we are currently not required to be compliant with such regulations and policies issued by the CAC as of the date of this annual report. Further, as of the date of this annual report, neither we nor our Hong Kong subsidiaries have ever applied for any such permission or approval, as we currently are not subject to the M&A Rules or the regulations and policies issued by the CAC. However, if there is a significant change to current political arrangements between mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or are denied permission from mainland China or Hong Kong authorities, we would not be able to maintain the listing of our Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of investors and cause the value of our Ordinary Shares to significantly decline or become worthless.

As of the date of this annual report, Rich Plenty, our largest shareholder, continues to own more than 50% the voting power of our outstanding Ordinary Shares. As a result, Rich Plenty has the ability to control the outcome of matters submitted to shareholders for approval. Additionally, we are deemed a controlled company and may rely on certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

As of the date of this annual report, our largest shareholder, Rich Plenty, beneficially owns approximately 56.25% of the aggregate voting power of our outstanding Ordinary Shares. As a result, Rich Plenty has the ability to control the outcome of matters submitted to shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets.

Under Nasdaq Listing Rule 5615(a)(7), a company of which more than 50% of the voting power for the election of directors is held by an individual, group, or another company is a “controlled company” and is permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

●	the requirement that a majority of our board of directors consist of independent directors under Nasdaq Listing Rule 5605(b)(1);

●	the requirement to have a compensation committee composed entirely of independent directors under Nasdaq Listing Rule 5605(d);

●	requirements relating to director nominations under Nasdaq Listing Rule 5605(e), including the requirement that director nominees be selected or recommended by independent directors or a nominations committee composed solely of independent directors.

As a controlled company, we are eligible to, and may, rely on one or more of the controlled-company exemptions under the Nasdaq Listing Rules. To the extent we rely on these exemptions a majority of the members of our board of directors may not be independent directors and our nominating and corporate governance committee and compensation committee may not consist entirely of independent directors. Accordingly, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Risks Related to Doing Business in Hong Kong

Our operations are in Hong Kong, a special administrative region of the PRC. According to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. The PRC government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs regarding the risk imposed by the PRC legal and regulatory system cannot be certain.

OneC Group is a holding company and we conduct our operations in Hong Kong primarily through our operating subsidiary, OneC Engineering. Hong Kong is a special administrative region of the PRC. As of the date of this annual report, we are not materially affected by recent statements by the PRC government indicating an intention to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. However, due to certain long-arm provisions in the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China as they may affect Hong Kong. The PRC government may choose to exercise additional oversight and discretion over Hong Kong, and the policies, regulations, rules, and the enforcement of laws of the PRC government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC and our assertions and beliefs regarding the risk imposed by the PRC legal and regulatory system are by their very nature uncertain.

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

We are aware that the PRC government has initiated, and may continue to initiate, a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Given the evolving nature of these statements and regulatory actions, it is highly uncertain how soon the PRC legislative or administrative regulation making bodies will respond or what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or what potential impact any such modified or new laws and regulations would have on our daily business operation, our ability to accept foreign investments and list on a U.S. or other foreign exchange.

The PRC government may intervene or influence our operations at any time and may exert more control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of Hong Kong dollars into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between OneC Group and its subsidiaries. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside Hong Kong and may affect our ability to receive funds from our Hong Kong subsidiaries. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact our ability to conduct our business could require us to change certain aspects of our business to ensure compliance; decrease demand for our services; reduce revenues; increase costs; require us to obtain more licenses, permits, approvals, or certificates; or subject us to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition, and results of operations could be adversely affected and the value of our Ordinary Shares could decrease or become worthless.

There are uncertainties regarding the interpretation and enforcement of PRC and Hong Kong laws, rules, and regulations.

A substantial majority of our operations are conducted in Hong Kong, and are mainly governed by Hong Kong laws, rules, and regulations. The legal system in Hong Kong is a common law system, based on a combination of English common law, local cases and local legislation. However, our Hong Kong subsidiaries, including our operating subsidiary, OneC Engineering, may become subject to laws, rules, and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. These laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement could be unpredictable with little advance notice, which could result in a material change in our operations and/or the value of our Ordinary Shares.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules, and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, the PRC legal system has not developed into a fully integrated legal system, and newly enacted or amended laws, rules, and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules, and regulations are relatively new, and because of the limited number of published decisions and the non-binding nature of such decisions, and because the laws, rules, and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules, and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in mainland China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems.

If the PRC government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or become worthless.

Statements and regulatory actions of the PRC government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. On July 10, 2021, for public commen, the CAC issued the Measures for Cybersecurity Review (the “Revised Draft”), which required that, among others, in addition to any “operator of critical information infrastructure” any “data processor” controlling personal information of no less than one million users that seeks to list on a foreign stock exchange should also be subject to cybersecurity review. Pursuant to Article 6 of the Revised Draft, companies holding data of more than one million users must apply for cybersecurity approval when seeking overseas listings because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” On December 28, 2021, the CAC published the revised CRM, which further restates and expands the applicable scope of the cybersecurity review. The revised CRM took effect on February 15, 2022, and replaced the Revised Draft issued on July 10, 2021. Pursuant to the revised CRM, if a network platform operator holding personal information of over one million users seeks a “foreign” listing, it must apply for cybersecurity review. Our business belongs to the construction industry, which does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. As a result, the likelihood of us being subject to review by the CAC is remote.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, which came into effect on March 31, 2023. On the same date that the Trial Measures were issued, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. The Trial Measures, together with the Guidance Rules and Notice, establish a unified regulatory framework for the filing-based administration of overseas securities offerings and listings by domestic companies. Compared with the earlier draft released in December 2021 (the “Draft Overseas Listing Regulations”), the Trial Measures introduced: (a) further clarification of the circumstances prohibiting overseas issuance and listing; (b) further clarification of the standard of indirect overseas listing under the principle of substance over form, and (c) filing procedures and requirements including different filing requirements for different types of overseas offering and listing. Pursuant to the Trial Measures, the Guidance Rules and Notice, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC within three working days following their submission of an initial public offerings or listing application.

As of the date of this annual report, we are not subject to review or prior approval of the CAC or the CSRC. We do not intend to seek approval of any future offering from the CAC or the CSRC unless such approval is required. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. It is uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Hong Kong subsidiaries, including our operating subsidiary, OneC Engineering. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or become worthless.

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

Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny adopted or applied by the SEC in response to risks related to regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements.

Currently, Hong Kong has a separate legal system from mainland China, and it has a legislative framework and judiciary independent of that of the PRC government. Nonetheless, regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, may lead to additional regulatory review in China over our financing and capital raising activities in the United States. In addition, we may be subject to industry-wide regulations that may be adopted by the relevant PRC authorities, which may have the effect of limiting our service offerings, restricting the scope of our operations in Hong Kong, or causing the suspension or termination of our business operations in Hong Kong entirely. We may have to adjust, modify, or completely change our business operations in response to adverse regulatory changes or policy developments, and we cannot assure you that any remedial action adopted by us can be completed in a timely, cost efficient, or liability-free manner or at all.

On July 30, 2021, in response to regulatory developments in China and actions adopted by the PRC government, the then-Chair of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with China-based operating companies (including Hong Kong) before their registration statements are declared effective. On August 1, 2021, the CSRC issued a statement saying that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of Chinese companies and the regulatory development in China, and that the United States and China should strengthen communications on regulating China-related issuers. The SEC staff has continued to issue guidance and sample comments regarding China-specific disclosures, including disclosure regarding HFCA Act requirements, potential PRC government intervention or control, and other China-related regulatory matters. Since we operate in Hong Kong, we cannot guarantee that we will not be subject to tightened regulatory review, and intervention or influence by PRC authorities.

We may become subject to a variety of PRC laws and other obligations regarding data security, overseas offerings and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition, and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or become worthless.

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

On February 17, 2023, the CSRC released the Trial Measures, which came into effect on March 31, 2023. On the same date that the Trial Measures were issued, the CSRC circulated the Guidance Rules and Notice. The Trial Measures, together with the Guidance Rules and Notice, establish a unified regulatory framework for the filing-based administration of overseas securities offerings and listings by domestic companies. Compared with the earlier Draft Overseas Listing Regulations, the Trial Measures introduced: (a) further clarification of the circumstances prohibiting overseas issuance and listing; (b) further clarification of the standard of indirect overseas listing under the principle of substance over form, and (c) filing procedures and requirements, including different filing requirements for different types of overseas offering and listing. Pursuant to the Trial Measures, the Guidance Rules and Notice, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC within three working days following their submission of an initial public offering or listing application.

On December 28, 2021, the CAC jointly with the relevant authorities formally published the Measures for Cybersecurity Review (2021), which took effect on February 15, 2022, and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. The Measures for Cybersecurity Review (2021) stipulate that operators of critical information infrastructure purchasing network products and services, and online platform operators (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

In addition, the Personal Information Export Certification Measures (the “PIEC Measures”), jointly promulgated by the CAC and the State Administration for Market Regulation, took effect on January 1, 2026, establishing a new statutory pathway for the cross-border transfer of personal information through certification. As of the date of this annual report, our Hong Kong subsidiaries do not engage in the cross-border transfer of personal information originating from mainland China and therefore are not currently subject to the PIEC Measures. However, if our operations were to change in a manner that involves such data transfers, we may become subject to these requirements in the future.

Given that (1) our Hong Kong subsidiaries are incorporated and located in Hong Kong; (2) we have no subsidiary, VIE structure, or any direct operations in mainland China; and (3) pursuant to the Basic Law, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is, as of the date of this annual report, mainly confined to laws relating to defense and foreign affairs, national security and nationality law, as well as other matters outside the autonomy of Hong Kong), we do not currently expect the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law, the Draft Overseas Listing Regulations, the Trial Measures, the Guidance Rules and Notice, or other PRC data-security or cross-border data transfer regulations, to have an impact on our business or operations.

Our belief is grounded on the following: (1) we do not believe that our Hong Kong subsidiaries, including our operating subsidiary, OneC Engineering, fall within the definition of an “Operator” that is required to file for cybersecurity review before listing in the United States; (2) our Hong Kong subsidiaries are incorporated in Hong Kong and operate in Hong Kong without any subsidiary or VIE structure in mainland China and it remains unclear whether the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law, the Trial Measures, and the Guidance Rules and Notice, shall be applied to a company based in Hong Kong; (3) as of the date of this annual report, our Hong Kong subsidiaries have neither collected nor stored personal information of any PRC individuals; (4) all of the data our Hong Kong subsidiaries have collected is stored in servers located in Hong Kong; and (5) as of the date of this annual report, our operating subsidiary has not been informed by any PRC governmental authority of any requirement that they must file for a cybersecurity review or a CSRC review.

However, given the evolving nature of these statements and regulatory actions, it is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our Hong Kong subsidiaries, their ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. There remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Trial Measures or any subsequent implementing rules or amendments thereto become applicable to our Hong Kong subsidiaries, if our Hong Kong subsidiaries are deemed an “Operator” that is required to file for cybersecurity review before listing in the United States, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law or other PRC data-security or cross-border data transfer regulations become applicable to our Hong Kong subsidiaries, the business operation of our Hong Kong subsidiaries and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or CSRC Overseas Issuance and Listing review in the future. If our Hong Kong subsidiaries become subject to the CAC or CSRC review, we cannot assure you that our operating subsidiary will be able to comply with the regulatory requirements in all respects, and the current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. In the event of a failure to comply, our Hong Kong subsidiaries may become subject to fines and other penalties that may have a material adverse effect on our business, operations, and financial condition and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or become worthless.

If we or our Hong Kong subsidiaries fail to comply with Hong Kong’s Personal Data (Privacy) Ordinance and any other existing or future data privacy related laws, regulations and governmental orders, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.

Because of the operations of our Hong Kong subsidiaries, we are subject to a variety of laws and other obligations regarding data privacy and protection in Hong Kong.

In particular, the PDPO imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data that relates directly or indirectly to a living individual and can be used to identify that individual. Under the PDPO, a data user shall not do an act or engage in a practice that contravenes any of the six data protection principles contained in Schedule 1 to the PDPO (collectively, the “Data Protection Principles”) unless the act or practice (as the case may be) is required or permitted under the PDPO. The collective objective of the Data Protection Principles is to ensure that personal data is collected on a fully informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss, or use. Once collected, such personal data should be processed in a secure manner and should not be kept longer than necessary for the fulfilment of the purpose for which it is or is to be used and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest. Use of the data should be limited to or related to the original collection purpose. Data subjects are given certain rights such as (a) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; (b) if the data user holds such data, to be supplied with a copy of such data; and (c) the right to request correction of any data they consider to be inaccurate.

The PDPO confers on the Privacy Commissioner for Personal Data (the “Privacy Commissioner”) power to conduct investigations and institute prosecutions. The Privacy Commissioner may carry out criminal investigations and institute prosecution for certain offenses. Depending on the severity of the case, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected offenses to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Privacy Commissioner may provide legal assistance to the aggrieved data subjects if the Privacy Commissioner deems fit to do so.

We believe that we have been in compliance with the data privacy and personal information requirements of the PDPO and we have not encountered any investigations involving a breach of the PDPO. Moreover, we do not expect to be subject to any cybersecurity review by the Hong Kong government authorities. However, if we or our Hong Kong subsidiaries have violated certain provisions of the PDPO, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.

Failure to comply with Hong Kong Competition Law may result in a material and adverse effect on our business, financial condition and results of operations.

The Competition Ordinance prohibits (i) anti-competitive agreements if the object or effect of the agreement, concerted practice or decision is to prevent, restrict or distort competition in Hong Kong, (ii) abuse of market power by engaging in conduct that prevents, restricts or distorts competition in Hong Kong and (iii) mergers that has or is likely to have the effect of substantially lessening competition in Hong Kong. As of the date hereof, the merger rule only applies where an undertaking that directly or indirectly holds a “carrier license” within the meaning of the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong) is involved in a merger, and is therefore not applicable to our business.

The Competition Commission is a statutory body in Hong Kong established to investigate any contravention of and enforce the provisions of the Competition Ordinance, and the Competition Tribunal is a tribunal set up under the Competition Ordinance, as part of the Hong Kong judiciary, to hear and decide cases connected with competition law in Hong Kong. Under the guidelines and policies published by the Competition Commission, possible outcomes of an investigation of a contravention of the Competition Ordinance may include the acceptance of a commitment given by an infringer, the issuing of a warning notice or infringement notice, commencement of proceedings in the Competition Tribunal, application for a consent order, referral of a complaint to a government agency and the conduct of a market study. The Competition Tribunal may order remedies that may include a pecuniary penalty (for violations of the Competition Rules, which penalty may be up to 10% of the total gross revenues of the offending company obtained in Hong Kong for up to three years in which the contravention occurs), a financial penalty (for violations relating to unlawful indemnification of another person, which penalty is not to exceed twice the value of such indemnification), and a disqualification or other order under the Competition Ordinance. The guidelines and policies published by the Competition Commission in Hong Kong did not mention any remedies that may have an impact on our ability to accept foreign investment as a result of non-compliance with the Competition Ordinance.

We believe that we have not adopted any anti-competitive conduct described in the Competition Ordinance and expect to continue to act in compliance with the Competition Ordinance. However, there may be uncertainties as to the full effect of the rules in respect of compliance, infringement, and its effect on our business, especially when tendering is involved in securing contracts. We may face difficulties and may need to incur legal costs in ensuring our compliance with the applicable rules. If we face any complaints of infringement of the Competition Ordinance, we may incur substantial legal costs and any such actions could result in business disruption and/or negative media coverage, which could adversely affect our business, results of operations and reputation.

Although the audit report included in this annual report was prepared by an auditor that is currently subject to inspection by the PCAOB, there is no guarantee that future audit reports will be issued by auditors subject to the PCAOB inspection and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. The HFCA Act, as amended by the Consolidated Appropriations Act, 2023, requires the SEC to prohibit trading in an issuer’s securities from trading on any U.S. stock exchanges if the issuer is identified as using an auditor that the PCAOB is unable to inspect or investigate completely for two consecutive years.

The audit report included in this annual report was issued by Audit Alliance LLP, a Singapore-based accounting firm that is registered with the PCAOB and subject to PCAOB inspection. We have no present intention of dismissing Audit Alliance LLP or engaging any auditor not subject to regular inspection by the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. If PRC authorities were to obstruct or otherwise fail to facilitate PCAOB access in the future, the PCAOB may issue a new determination. Currently, our auditor’s audit work for us can be inspected by the PCAOB, and we have no operations in mainland China. However, if there is a significant change to current political arrangements between mainland China and Hong Kong, companies operating in Hong Kong like us may face similar regulatory risks as those operating in the PRC, and we cannot assure you that our auditor’s audit work for us will continue to be able to be inspected by the PCAOB. If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are the PCAOB is able to inspect or investigate completely could result in a lack of assurance that our financial statements and disclosures are adequate and accurate.

PCAOB inspections may identify deficiencies in auditors’ audit procedures and quality control procedures. If the PCAOB were unable to inspect or investigate completely audit work relating to us, investors could be deprived of the benefits of PCAOB oversight, which could result in limitations or restrictions on our access to U.S. capital markets.

The HFCA Act was signed into law on December 18, 2020 and requires the SEC to identify issuers whose audit reports are prepared by registered public accounting firms that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements in the HFCA Act. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to public companies whose shares are registered with the SEC and are identified by the SEC as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and whose audit work that the PCAOB is unable to inspect or investigate. We will be required to comply with these rules if the SEC identifies us as a Commission-Identified Issuer under the HFCA Act. The final amendments require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in the public accounting firm’s foreign jurisdiction, and they also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrants. Pursuant to the HFCA Act, our securities may be prohibited from trading on Nasdaq or other U.S. stock exchanges if our auditor cannot be inspected by the PCAOB for two consecutive years, and this ultimately could result in our Ordinary Shares being delisted.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction in connection with their audit work because of a position taken by one or more authorities in that jurisdiction.

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

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB has independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. There can be no assurance that we will be able to comply with requirements imposed by U.S. regulators if there is a significant change to current political arrangements between mainland China and Hong Kong or if any component of our auditor’s work papers were to become located in mainland China in the future. Delisting our Ordinary Shares would force holders of our Ordinary Shares to sell their Ordinary Shares. The market price of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. As of the date of this annual report, there are no PCAOB Board determinations currently in effect. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider whether to issue a new determination. On December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law and amended the HFCA Act by reducing the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

Our registered public accounting firm, Audit Alliance LLP, is not headquartered in mainland China or Hong Kong, and was not identified in this report as a firm subject to the PCAOB’s determination. The PCAOB carried out inspection on Audit Alliance LLP at their Singapore office during FY2026 and recently completed, but the results will not be out so soon.

Future developments regarding PCAOB access, regulatory cooperation, or changes in applicable law remain uncertain and could materially and adversely affect our access to U.S. capital markets and the market price of our Ordinary Shares.

Regulatory scrutiny of China-based and Hong Kong-based companies listed in the United States could add uncertainty to our access to U.S. capital markets and adversely affect the trading price of our Ordinary Shares.

U.S. public companies with substantially all of their operations in China, including in Hong Kong, have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial reporting, inadequate corporate governance policies, or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or having substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China, higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

As a result of this scrutiny, criticism, and negative publicity, the traded shares of many U.S.-listed China-based companies have sharply decreased in value and, in some cases, have become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our access to U.S. capital markets, business, and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time consuming and will distract our management from developing our business. If such allegations are not proven to be groundless, we and our business operations could be severely affected, and holders of our shares could sustain a significant decline in the value of our shares.

The enactment of the Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) and the Safeguarding National Security Ordinance could materially and adversely impact our Hong Kong subsidiaries.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies responsible for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On March 23, 2024, Hong Kong’s Safeguarding National Security Ordinance (the “SNS Ordinance”), enacted under Article 23 of the Basic Law, took effect and further developed Hong Kong’s legal framework for safeguarding national security.

On July 14, 2020, U.S. President Donald Trump signed the Hong Kong Autonomy Act (“HKAA”) into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on 11 individuals, including the then HKSAR chief executive, Carrie Lam, and, John Lee, who succeeded to HKSAR chief executive on July 1, 2022. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” In July 2021, President Joe Biden warned investors about the risks of doing business in Hong Kong, issuing an advisory saying China’s push to exert more control over Hong Kong threatens the rule of law and endangers employees and data. On September 6, 2024, a number of U.S. agencies, including the Departments of State, Treasury, and Commerce, issued an amendment to the July 2021 Hong Kong Business Advisory highlighting new and heightened risks associated with actions undertaken by PRC and Hong Kong authorities, including risks relating to the Hong Kong National Security Law and the SNS Ordinance.

The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that are targeted. In March 2025, the U.S. Department of State announced sanctions against certain Beijing and Hong Kong authorities in connection with actions or policies that it stated degraded Hong Kong’s autonomy, including in connection with implementation of the National Security Law.

It is difficult to predict the full impact of the Hong Kong National Security Law, the SNS Ordinance, and the HKAA on Hong Kong and companies located in Hong Kong. If our subsidiaries are determined to be in violation of the Hong Kong National Security Law , the SNS Ordinance, or if we or our subsidiaries become subject to sanctions, restrictions or other adverse consequences under the HKAA, our business operations could be materially and adversely affected.

If we become subject to scrutiny, criticism, and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations and our reputation and could result in a significant decline in the value of an investment in our Ordinary Shares, in particular if such matter cannot be addressed and resolved favorably.

During the last several years, U.S.-listed companies that have substantially all of their operations in China, including Hong Kong, have been the subject of intense scrutiny by investors, financial commentators, and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial reporting, and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded shares of many U.S.-listed China-based companies that have been the subject of such scrutiny have sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions and have conducted, or are conducting internal and/or external investigations into such allegations.

If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time-consuming and likely would distract our management from our normal business and could result in harm to our reputation. Our share price could decline because of such allegations, even if the allegations are false.

A downturn in the Hong Kong, Chinese, or global economy, or a change in economic and political policies of China, could materially and adversely affect our business and financial condition.

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

Economic conditions in Hong Kong and China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect potential clients’ confidence in financial markets as a whole, reduce construction demand, delay public or private sector projects, and have a negative impact on our business, results of operations, and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Because our business is conducted in Hong Kong dollars and the price of our Ordinary Shares is quoted in U.S. dollars, changes in currency conversion rates may affect the value of the investments of our shareholders.

Our business is conducted in Hong Kong through our Hong Kong subsidiaries, including our operating subsidiary, OneC Engineering. Our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rate between the Hong Kong dollar and the U.S. dollar will affect the value of our assets and the results of our operations in U.S. dollars. The value of the Hong Kong dollar against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in Hong Kong’s political and economic conditions and perceived changes in the economies of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue, and financial condition. Further, any offerings of our Ordinary Shares will be denominated in U.S. dollars, and we will need to convert the net proceeds we receive into Hong Kong dollars in order to use the funds for our business. Changes in the conversion rate between the U.S. dollar and the Hong Kong dollar will affect the amount of proceeds we will have available for our business.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollar at the rate of approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the linked exchange rate system changes or collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would, in turn, adversely affect the operations and profitability of our business.

There are political risks associated with conducting business in Hong Kong.

Any adverse economic, social, and/or political conditions, material social unrest, strike, riot, civil disturbance, or disobedience, as well as significant natural disasters, may affect the market and the business operations of our Hong Kong subsidiaries, including our operating subsidiary, OneC Engineering. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, which provides Hong Kong with a high degree of autonomy and executive, legislative, and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. Since our operations are based in Hong Kong, any change in such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial position.

Under the Basic Law, Hong Kong vested with executive, legislative and independent judicial power, including that of final adjudication, and may conduct relevant external affairs in accordance with the Basic Law, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent developments, including the Hong Kong National Security Law adopted by the Standing Committee of the PRC National People’s Congress in June 2020 and promulgated in Hong Kong, and the Safeguarding National Security Ordinance enacted in March 2024, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China. Then President Trump also signed an executive order and the HKAA to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. In September 2024, a number of U.S. agencies issued an amended Hong Kong Business Advisory highlighting new and heightened risks associated with actions undertaken by PRC and Hong Kong authorities. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other actions may represent an escalation in political and trade tensions involving the United States, China, and Hong Kong, which could potentially harm our business.

Given the relatively small geographical size of Hong Kong, any such events or developments may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations, and financial condition. It is difficult to predict the full impact of the HKAA, the Hong Kong National Security Law and the Safeguarding National Security Ordinance on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions with respect to China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

The Hong Kong legal system embodies uncertainties that could limit the availability of legal protections.

Hong Kong is a Special Administrative Region of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Basic Law sets out that constitutional framework for Hong Kong’s high degree of autonomy. The laws previously in force in Hong Kong, that is, the common law, rules of equity, ordinances, subordinate legislation and customary law are maintained. Hong Kong has enjoyed a high degree of autonomy in many areas, including currency, immigration and customs operations, and its independent judiciary and legislative system. On July 14, 2020, then-President Trump signed an executive order to end certain aspects of the special status enjoyed by Hong Kong post-1997. In March 2024, Hong Kong enacted the Safeguarding National Security Ordinance under Article 23 of the Basic Law, which further developed Hong Kong’s legal framework for safeguarding national security. As the autonomy currently enjoyed by Hong Kong may be compromised, it could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the application of national laws in Hong Kong. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our clients.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, where the clients and suppliers of our Hong Kong subsidiaries, including our operating subsidiary, OneC Engineering, are located.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and they could have a material adverse effect on the clients, suppliers, service providers, and potential partners of our Hong Kong subsidiaries, including OneC Engineering. International trade disputes could result in tariffs and other protectionist measures that may materially and adversely affect our business. Shifts in U.S. tariff policies, including increased tariffs on goods imported from China, Hong Kong and other regions, as well as the potential for additional protectionist measures, may adversely impact the operations of our Hong Kong subsidiaries. For example, in September 2024, the Office of the United States Trade Representative (“USTR”) finalized modifications to Section 301 tariffs on certain China-origin products, including tariff increases on certain steel and aluminum products and solar cells. In 2025, additional U.S. tariff actions applied additional duties to products of China, including products of Hong Kong. Such measures may increase costs, disrupt supply chains or reduce customer demand, which could adversely affect our business.

Tariffs could increase the cost of materials, equipment, products and services used by our suppliers, subcontractors or customers, which could affect customers’ investment decisions. In addition, political uncertainty surrounding international trade disputes, particularly the ongoing tension between the U.S. and China and the potential for such tensions to escalate into a trade war or contribute to global recession, could have a negative effect on client confidence, which could materially and adversely affect the operations of our Hong Kong subsidiaries, including OneC Engineering. OneC Engineering may also have access to fewer business opportunities, and its operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of the clients of OneC Engineering, and we cannot provide any assurances as to whether such actions or escalations will occur or the extent or form that they may take.

Risks Related to Business and Industry

The majority of our revenue has been generated from projects awarded by our major clients. Any significant decrease in the number, size or value of projects from such clients could materially and adversely impact our financial performance.

A significant portion of our revenue has been derived from a limited number of clients. For the fiscal years ended March 31, 2026 and 2025, the revenue derived from the five largest clients of our Hong Kong operating subsidiary, OneC Engineering, amounted to approximately 99.9% and 85.5%, respectively, of our total revenue. The percentage of our revenue attributable to the largest client of the operating subsidiary amounted to approximately 57.4% and 55.1%, respectively, for the same periods. The operating subsidiary has maintained stable relationships with such clients, many of which have established business relationships with the operating subsidiary since its inception in 2021. If there is a significant decrease in the number, size or value of projects awarded by such clients, or if any such projects are delayed, cancelled or reduced in scope, and the operating subsidiary is unable to secure suitable projects of comparable size and quantity as replacements from other clients, our financial condition and results of operations could be materially and adversely affected. In addition, in the event that any of the major clients of the operating subsidiary experience any financial difficulties or cash flow problems, this may result in delays or defaults in payments to the operating subsidiary, in which case our business could be materially and adversely affected.

An unexpected reduction or termination of public and private sector projects in Hong Kong could adversely impact our revenue and results of operations.

The direct clients of our Hong Kong operating subsidiary, OneC Engineering, are primarily registered general building contractors under the Buildings Ordinance (Chapter 123 of the Laws of Hong Kong) (“BO”) for various types of building and infrastructure projects in Hong Kong. The clients of the operating subsidiary’s public sector projects generally consist of general contractors engaged by different Hong Kong government departments, authorities, and statutory bodies, while the clients of the operating subsidiary’s private sector projects are primarily general contractors hired by private property developers. For the fiscal years ended March 31, 2026 and 2025, the revenue derived from the five largest public sector projects of the operating subsidiary amounted to approximately 93.7% and 57.2% of our total revenue, respectively. The revenue generated from the five largest private sector projects of the operating subsidiary accounted for approximately 1.2% and 13.9% of our total revenue, respectively, for the same periods. Any reduction or termination of a significant project could lead to extended periods of reduced revenue. Financial difficulties faced by the major clients of the operating subsidiary could cause project delays, defaults on payments, or cancellations. The operating subsidiary’s results of operations could also be adversely affected as a result of the under-utilization of our workforce and resources, leading to inefficiencies and increased operational costs.

Additionally, changes in government policies, budget allocations, or economic conditions in Hong Kong could have a material adverse effects on the initiation and continuation of public sector projects. Similarly, shifts in the real estate market or economic downturns could affect private sector investments in building and infrastructure projects, thereby impacting our business prospects.

The operating subsidiary’s projects may not proceed according to the original schedule or budget, which could result in delays in revenue recognition and consequently adversely affect our cash flows, financial performance, and results of operations.

Our revenue from the operating subsidiary’s construction contracts is recognized when the operating subsidiary construction work is certified by the relevant clients and/or architects or consultants engaged by the clients. Gross amounts due from clients for contract work arise when progress billings have not yet occurred by the end of a financial period, in relation to the construction work the operating subsidiary performed during that period. There is no assurance that we will be able to bill and receive the full amount due from the operating subsidiary’s clients for contract work, as the operating subsidiary may not reach an agreement with the clients on the value of its completed work. If the operating subsidiary is unable to do so, the operating subsidiary’s results of operations, liquidity, and financial position may be adversely affected.

Furthermore, the total revenue we derive from a project may deviate from the original contract sum specified, due to variations, delays, disputes, cost overruns or other changes, including additions, modifications, or cancellations of certain contract work, instructed by the operating subsidiary’s clients during the project’s execution. Consequently, there is no assurance that the revenue derived from the operating subsidiary’s projects will not differ substantially from the original contract sum, and our financial condition may be adversely affected by any material decrease in revenue resulting from a substantial variation in work orders.

We are exposed to credit risk from customers and contract assets, and increases in expected credit losses may adversely affect our results of operations.

We are exposed to credit risk from our customers, including risks relating to accounts receivable and contract assets. If our customers delay payment, dispute amounts payable, experience financial difficulties or fail to pay amounts owed to us, we may be required to record additional allowances for expected credit losses or write off receivables or contract assets. Any significant increase in credit losses could adversely affect our cash flows, financial condition and results of operations.

New Hong Kong security of payment legislation may affect our contractual rights, payment practices and dispute resolution processes.

Hong Kong’s Construction Industry Security of Payment Ordinance (Cap. 652) seeks to inter alia facilitate the recovery of payments under construction contracts and provide a mechanism for speedy resolution of payment disputes under certain construction contracts through adjudication proceedings and changing the payment practice in the construction industry. As conditional payment provision such as a “pay when paid” clause in a construction contract is now prohibited, our cash flows may be adversely affected. Besides, as the legislation entitles an unpaid contractor or subcontractor in certain circumstances to suspend or delay work without being liable for any loss, this may also cause project delay, leading to inefficiencies and increased operational costs. We may also incur additional cost in ensuring we are up to speed with the relevant payment deadlines and deadlines relating to the adjudication proceedings since any failure to comply with applicable requirements or any adverse adjudication or payment dispute could adversely affect our relationships with customers, subcontractors and suppliers and our reputation.

The shortage or increase in global steel prices may increase our operating costs.

Our operating subsidiary, OneC Engineering, is usually responsible for the procurement of materials such as steel required for the projects. For the fiscal years ended March 31, 2026 and 2025, the operating subsidiary purchased steel materials in the amount of $18.6 million and $11.5 million, representing 33% and 23% of our cost of sales for the corresponding years, respectively. In addition, since the operating subsidiary does not own heavy machinery and equipment, the heavy machinery and equipment required for its projects is usually leased from approved equipment suppliers on the operating subsidiary’s internal list.

As the operating subsidiary generally obtains pre-bid quotations from its structural steel suppliers during the tender bidding phase and factors in the pricing trend of steel when determining a proposed bid price, it may be able to pass on certain increases in purchase costs to clients in the event of increases in the prices of materials or services purchased from suppliers. Therefore, notwithstanding the possible impact resulting from fluctuations in the steel market price on the costs of materials, the operating subsidiary may be able to mitigate such increased costs and limit the impact on its operations. Furthermore, after the projects are awarded and service and materials prices have been secured, the operating subsidiary may still negotiate the pricing and contract terms with suppliers to protect its profit margin. During the fiscal years ended March 31, 2026 and 2025, we did not experience any fluctuations in the costs of materials and services that had a material adverse impact on our business, financial condition or results of operations.

An increase in global prices of steel raw materials could materially and adversely affect steel structure construction companies such as the operating subsidiary. As the operating subsidiary relies heavily on steel as a primary building material, price increases may increase our operating costs. This may lead to lower profit margins, as the operating subsidiary may not be able to fully pass on cost increases to clients. Moreover, high costs could delay project progress, as the operating subsidiary may need to reassess budgets and seek more cost-effective alternatives. According to the Census and Statistics Department of Hong Kong, the average wholesale price of structural steel reinforcements per tonne decreased from HK$5,477 in 2024 to HK$5,010 in 2025, representing an increase of 8.5% but increased by 2.8% to HK$5,150 in the two months ended February 28, 2026, due to the weakening demand of the property construction market in the PRC. Such historical fluctuations in steel prices demonstrate that steel costs can be volatile, and future increases or shortages may adversely affect our project costs, profit margins and results of operations.

Our business relies on successful tender bids and any failure of the operating subsidiary to secure contracts could affect our operations and financial results.

Most of our revenue is derived from contracts awarded to the operating subsidiary through a competitive bidding process and is not recurring in nature. The duration of the operating subsidiary’s structural steelwork projects generally ranges from 8 months to 2 years. There is no right of first refusal upon the expiry of such contracts and, therefore, there is a risk that the operating subsidiary may not succeed in its bid for the same client’s projects upon the expiry of any contract from such client. Hence, there is no guarantee that the operating subsidiary’s existing clients will provide it with new business opportunities or that the operating subsidiary will secure new clients. Moreover, there is no assurance that (i) the operating subsidiary will be invited to, or be made aware of, the bidding process for new projects, (ii) the terms and conditions of the new contracts will be comparable to the existing contracts, or (iii) our tenders would be selected by clients. In the competitive bidding process, the operating subsidiary may have to lower its bid prices or offer more favorable terms to prospective clients in order to increase the competitiveness of its bids. If the operating subsidiary is unable to reduce its pricing accordingly and maintain its competitiveness, our results of operations would be adversely affected. Conversely, if the operating subsidiary lowers its bid prices or accepts less favorable contract terms in order to secure projects, its profit margins may decrease and our results of operations could be adversely affected. Furthermore, the operating subsidiary’s clients typically maintain an evaluation system to ensure that the service providers meet certain standards of management, industrial expertise, financial capability, reputation and regulatory compliance when contemplating bids, which criteria may change from time to time. There is no assurance that the operating subsidiary will continue to meet its clients’ requirements, in which case the operating subsidiary may not be granted contracts with such clients and the operating subsidiary’s reputation, business operations, as well as our financial condition and results of operations, may be adversely affected.

We recorded negative gross profit and project losses during the fiscal year ended March 31, 2026, and we may continue to experience cost overruns, project losses or margin pressure.

For the fiscal year ended March 31, 2026, we recorded negative gross profit and project losses, primarily due to cost overruns and losses on certain projects. Our profitability depends significantly on our ability to estimate project costs accurately, control subcontracting, materials, labor and other costs, and complete projects on schedule. If our estimates are inaccurate, if costs increase unexpectedly, or if we experience delays, disputes, variations or other execution issues, we may incur additional losses, experience reduced margins or negative gross profit, and our business, financial condition and results of operations could be materially and adversely affected.

Errors or inaccurate estimates of a project duration and/or our costs when determining the tender price or an increase in construction costs may adversely affect our profitability or result in substantial losses.

The operating subsidiary’s structural steelwork projects are awarded through a competitive tendering process. The operating subsidiary determines a tender price by estimating its operating costs over the contract duration as specified in the tender invitation documents. There is no assurance that tenders submitted by the operating subsidiary will be free of mistakes or errors. Such mistakes and errors may be in the form of an inaccurate estimation, oversight of important tender terms, inadvertent typographical errors, errors in calculations, or other errors. Further, our operating costs may increase due to inflation of raw materials and labor costs. In the case of contracts awarded to the operating subsidiary with mistakes or errors in the submitted bid, or if there is a substantial increase in raw material and labor costs, the operating subsidiary may be bound by the contract to undertake or complete such project at a substantial loss, and our profitability under such circumstances may be adversely affected.

Inaccurate estimation of a project schedule, project costs and technical difficulties in the bidding process may result in cost overruns when the operating subsidiary actually executes the awarded project. Many factors affect the time taken and the costs actually involved in completing steel structure projects undertaken by the operating subsidiary. Examples of such factors include shortages and cost escalation for labor and materials, adverse weather conditions, variations to the construction plans instructed by clients, stringent technical construction requirements, threatened claims and material disputes with general contractors, subcontractors and suppliers, accidents and changes in a public authority’s policies. Other unforeseen problems or circumstances may also arise during project implementation. If any of such factors arise and remain unresolved, completion of construction works may be delayed, we may be subject to cost overruns, project losses or negative margins, or the operating subsidiary’s clients may even be entitled to unilaterally terminate the contract.

In addition, the operating subsidiary’s failure to complete a project according to specifications and quality standards may result in disputes, contract termination, reputational harm, liabilities and/or lower returns than anticipated with respect to such project. Such delays or failure to complete and/or unilateral termination of a contract by clients may cause our revenue or profitability to be lower than we originally expected. We cannot guarantee that we will not encounter cost overruns or delays on our current and future projects. If such cost overruns or delays occur, we may experience increases in costs exceeding our budget or be required to pay liquidated damages, any of which could reduce or eliminate the profits on the affected contracts.

Delays in the commencement and progress of public projects, which may be caused by factors such as political disagreements in relation to such projects, delays in approval of funding proposals due to objections or legal actions by affected members of the public, and the occurrence of large-scale protests, occupation activities or other civil disturbances may adversely affect the operating subsidiary’s operations and results of operations.

For the fiscal years ended March 31, 2026 and 2025, the revenue derived from the operating subsidiary’s five largest public sector projects amounted to approximately 93.7% and 57.2% of our total revenue, respectively. Delays in the commencement and progress of public sector projects may adversely affect the demand for the operating subsidiary’s structural steelwork services and our business operations. Delays in the commencement and progress of public projects may be caused by, among other things, political disagreements in relation to such projects, delays in approval of funding proposals for public works due to objections, protests or legal actions by affected residents or entities. Any large-scale protests, occupation activities or other civil disturbances may also delay the construction works to be carried out in the affected areas. The operating subsidiary’s engagement in certain public sector projects may depend on the timing of the funding approval by the applicable committees of the Legislative Council of Hong Kong.

As a result, there may be uncertainty as to the commencement date and subsequent progress of the public sector projects awarded to the operating subsidiary, which may adversely affect our operations and financial position, including, but not limited to, our revenue for a given year, resource allocation and our analysis of the forecasted amount and timing of cash inflows and outflows in relation to the operating subsidiary’s projects. Nevertheless, for the fiscal years ended March 31, 2026 and 2025, we did not experience any delay in the commencement and/or progress of public projects that had a material adverse impact on our business, financial condition or results of operations.

The operating subsidiary relies on third parties for essential equipment and supplies necessary to operate its business.

The operating subsidiary relies on third parties to provide and lease equipment and supplies required for its projects. We can provide no assurance that the favorable working relationships between the operating subsidiary and its suppliers will continue in the future. If the operating subsidiary loses its supply contracts and receives insufficient supplies from third parties to meet project requirements, or if the operating subsidiary’s suppliers experience price increases or disruptions to their business, such as labor disputes, supply shortages, or distribution problems, our business could be materially and adversely affected.

We rely on a limited number of major suppliers and subcontractors. If any of our major suppliers or subcontractors ceases to provide materials or services to us on commercially acceptable terms, fails to perform, increases prices, experiences financial difficulties or supply disruptions, or if we are unable to source suitable alternatives in a timely manner, our project costs, schedules, profitability and results of operations could be materially and adversely affected.

The construction services industry is highly schedule-driven, and failing to meet the schedule requirements of the operating subsidiary’s contracts could adversely affect its reputation and expose it to financial liability.

In some instances, particularly with many of our fixed unit price contracts, the operating subsidiary commits to completing projects by specific dates. Failing to meet these contractual schedule or completion requirements may result in various adverse consequences. These may include liability for costs due to delays, such as contractually agreed-upon liquidated damages or a requirement to cover the clients’ actual costs arising from such delays. Furthermore, delays can lead to reduced profits or losses with respect to a project, damage to the operating subsidiary’s reputation, and could ultimately have a material adverse effect on our financial position.

Failure to maintain safe work sites could result in significant losses, thereby potentially materially impacting our business and reputation ..

Due to the proximity of the operating subsidiary’s employees and others to mechanized equipment, moving vehicles, and hazardous construction processes, the construction and maintenance sites pose potential workplace hazards. Therefore, safety is a primary focus of the operating subsidiary’s business, and is crucial to its reputation and operational performance. Many clients require the operating subsidiary to meet specific safety criteria to bid on contracts, and adherence to these criteria can impact the contract fees and profits. Unsafe conditions can also lead to increased employee turnover, raising project costs and overall operating expenses. Neglecting to implement or effectively enforce safety procedures could result in employee injuries, investigations, and potential litigation. Inadequate safety standards, despite the operating subsidiary’s safety programs, may further lead to reduced profitability or the loss of projects and clients.

There is no guarantee that the operating subsidiary’s safety measures and procedures implemented at the construction sites will prevent the occurrence of industrial accidents of all kinds, which, in turn, might lead to claims and liability in respect of employees’ compensation, personal injuries, fatal accidents, and/or property damage.

The operating subsidiary has implemented specific work safety measures and procedures for its staff and subcontractors’ staff. However, the operating subsidiary relies on its personnel to oversee the implementation of these safety measures, and it cannot guarantee that all measures are consistently followed at all times. Furthermore, we can provide no assurance that the operating subsidiary’s safety protocols are entirely sufficient to prevent all types of accidents. If the operating subsidiary’s safety measures and procedures prove inadequate or are not strictly adhered to, it may lead to an accident for which the operating subsidiary may be sued, irrespective of whether a general contractor may be responsible and/or have sufficient insurance coverage to address such claims. Consequently, this could result in liability for, and claims related to employees’ compensation, personal injuries, fatal accidents, and/or property damage against the operating subsidiary for which insurance carried by the operating subsidiary or a general contractor may be insufficient.

There is no guarantee that the operating subsidiary can maintain the qualifications, licenses, and registrations necessary for operating its construction business.

The operating subsidiary is obligated to maintain specific qualifications, licenses, and registrations to operate its construction business. Compliance with these requirements is mandated by the relevant government departments in Hong Kong. Moreover, the standards for compliance may change unexpectedly, without substantial prior notice. We cannot guarantee the operating subsidiary’s continuous maintenance or timely renewal of all necessary qualifications, licenses, and registrations.

Failure to adhere to these requirements could result in temporary suspension or revocation of the operating subsidiary’s qualifications, licenses, or registrations. Additionally, delays or refusals in renewing these credentials upon expiration could occur. Such outcomes could directly impact our ability to undertake relevant projects, potentially leading to significant adverse effects on the operating subsidiary’s business, and our financial condition and results of operations.

We rely heavily on our key executives, management team, and professional staff.

Our success and growth depend on the knowledge, experience, and expertise of our management team. Given the diverse project scopes, which encompass project management, planning, detailed work programming, design, and technical submissions, it is crucial for us to retain skilled management and technical personnel with the necessary industry expertise. We have secured service agreements with each director and employment contracts with our senior management and technical staff. These agreements and contracts are terminable by either party.

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

For construction projects where the operating subsidiary serves as the structural steelwork contractor, we have acquired employees’ compensation insurance for our directors and full-time employees. As for the on-site contract workers, since the operating subsidiary’s clients are usually the general contractors of the construction projects, such clients are generally responsible for the purchase of (i) employees’ compensation insurance and (ii) contractors’ all risks insurance.

However, there is no guarantee that all potential losses and expenses arising from damages or liabilities related to our business can be fully reimbursed by our insurance coverage or that of the general contractors. If such insurance fails to cover such losses, damages, or liabilities in full, the resulting payments that may be required to address these issues could materially and adversely affect our business.

We may be subject to litigation, arbitration, claims, construction disputes or other legal proceedings.

We may face arbitration claims and lawsuits as part of our regular business activities. Such matters may involve allegations relating to contract performance, payment disputes, workplace injuries or other project-related issues. Even if we believe claims are without merit, defending or resolving such matters may require significant management time and expense, and an adverse outcome could materially and adversely affect our business, financial condition and results of operations. As of the date of this annual report, except as disclosed in the Note 19 to the consolidated financial statements, the Company is not aware of any pending or threatened legal proceedings that, in the view of our management, are likely to materially and adversely affect our business, financial condition, or results of operations. Legal actions brought against us could lead to settlements, judgments, injunctions, fines, penalties, or other outcomes that may be unfavorable. A substantial judgment, settlement, fine, or penalty could have a material impact on our results of operations or cash flows for a specific period, depending on our financial performance during that period. Additionally, such outcomes could potentially cause significant reputational damage, adversely affecting our business prospects.

The occurrence of a widespread health epidemic could significantly harm our business, results of operations, and financial condition.

Our business could be materially and adversely affected by the outbreak of a widespread health epidemic, such as SARS, COVID-19 or any similar epidemic or pandemic which could trigger significant supply chain disruptions, labor shortages, project delays and other operational disruptions. For instance, prolonged lockdowns in major business hubs like Shanghai disrupted logistics severely, causing delays in the transport of goods. These disruptions, compounded by lockdowns in multiple countries, labor shortages, increased demand for goods, logistics network disruptions, and capacity constraints, resulted in higher freight costs and longer delivery times. Companies, including ours, reliant on construction materials faced challenges such as plant closures and supply shortages across the extended supply chain.

Furthermore, outbreaks of a health epidemic among construction site personnel could lead to labor shortages and temporary halts in construction operations, negatively impacting productivity and project timelines.

Although the global economy has gradually recovered from the COVID-19 pandemic, any resurgence of COVID-19 due to new variants, any outbreak similar to SARS, or any other widespread health epidemic, may pose a risk to our business. As of the date of this annual report and for the fiscal years ended March 31, 2026, 2025 and 2024, the operating subsidiary has not been materially impacted by the COVID-19 pandemic or any other health epidemic. However, future impacts on our results of operations will depend largely on developments and information emerging about the duration and severity of any resurgence of COVID-19, any outbreak similar to SARS, or any other widespread health epidemic, as well as governmental responses, which are beyond our control. We remain vigilant, and continue to monitor relevant developments.

Risks Related to Our Ordinary Shares and the Trading Market

Nasdaq may apply additional and more stringent criteria for our continued listing because the Controlling Shareholder holds a large portion of our Ordinary Shares.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over, among other things, the continued listing of securities on Nasdaq, and Nasdaq may use such discretion to apply additional or more stringent criteria for continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities may meet all enumerated criteria for continued listing on Nasdaq. In addition, Nasdaq may use its discretion to deny continued listing or to apply additional and more stringent criteria including, but not limited to, circumstances where a company has engaged an auditor that has not been subject to an inspection by the PCAOB, an auditor that the PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit. Our IPO was relatively small. As of the date of this annual report, the Controlling Shareholder holds a large portion of the Company’s outstanding Ordinary Shares, which may result in a limited public float or limited trading liquidity. . Therefore, we may be subject to additional and more stringent criteria of imposed by Nasdaq for our continued listing.

The market price for our Ordinary Shares may be volatile.

The market price for our Ordinary Shares may be volatile and subject to wide fluctuations due to factors, such as:

●	any financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actual or anticipated fluctuations in our quarterly results of operations;

●	changes in financial estimates by securities research analysts;

●	negative publicity, studies or reports;

●	our capability to adopt and maintain technologies, methods or processes used in our industry;

●	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

●	additions or departures of key personnel;

●	fluctuations of exchange rates between the Hong Kong dollar and the U.S. dollar;

●	general economic or political conditions in Hong Kong, the PRC and the greater Asia region.

●	the limited public float or trading volume of our Ordinary Shares; and

●	substantial ownership of our Ordinary Shares by the Controlling Shareholder.

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

We cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Ordinary Shares, we and our shareholders could face material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;

●	reduced liquidity for our Ordinary Shares;

●	a determination that our Ordinary Shares may be deemed “penny stock,” which would require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The U.S. National Securities Markets Improvement Act of 1996 preempts the states from regulating the offer and sale of certain securities, which are referred to as “covered securities.” Because our Ordinary Shares are listed on Nasdaq, such securities are covered securities. Although states are preempted from regulating the offer and sale of our securities, this statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the offer and sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be no longer qualify as covered securities on the basis of such listing and we would be subject to regulations in each state in which we offer our securities.

Our Controlling Shareholder has significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of the date of this annual report, our Controlling Shareholder holds 56.25% of our Ordinary Shares. We are a “controlled company” as defined under the Nasdaq Listing Rules because our Controlling Shareholder owns 56.25% of our total issued and outstanding Ordinary Shares, representing approximately 56.25% of the total voting power.

The interests of our Controlling Shareholder may not be the same as or may even conflict with other shareholders’ interests. For example, our Controlling Shareholder could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Ordinary Shares as part of a sale of us or our assets and might affect the prevailing market price of our Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may adversely affect in the interests of our other shareholders.

Our board of directors may decline to register the transfer of Ordinary Shares in certain circumstances.

Our board of directors may under certain circumstances decline to register a transfer of any Ordinary Share that is not fully paid or on which we have a lien. Further, our board of directors may generally require any shareholder or any person proposing to acquire our shares to provide information to show the right to make the transfer. If any such shareholder or proposed acquirer does not provide such information, or if our board of directors has reason to believe that any certification or other information provided pursuant to any such request is inaccurate or incomplete, our board of directors may delay or decline to register any transfer or to effect any issuance or purchase of shares to which such request is related.

Our directors may also decline to register any transfer of any Ordinary Share unless (i) a fee of such maximum as Nasdaq may from time to time determine to be payable (or such lesser sum as our board of directors may from time to time require) has been paid to our Company; (ii) the instrument of transfer is lodged at the registered office or, as the case may be, the transfer office accompanied by the certificate of the Shares to which it relates, and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do); (iii) the instrument of transfer is in respect of only one class of share; (iv) the Ordinary Shares concerned are free of any lien in favor of the Company; and (v) if applicable, the instrument of transfer is properly stamped.

If our directors refuse to register a transfer, they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

This, however, is unlikely to affect market transactions of the Ordinary Shares purchased by investors in the public market. As the Ordinary Shares have been listed, the legal title to such Ordinary Shares and the registration details of those Ordinary Shares in the Company’s register of members are expected to remain with the Depository Trust Company, or DTC, or its nominee. All market transactions with respect to those Ordinary Shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will generally be conducted through the systems of DTC.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are subject to the periodic reporting requirements of the Exchange Act. We maintain our disclosure controls and procedures designed to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

Cybersecurity incidents or failures in our information technology systems could adversely affect our business and reputation.

Cybersecurity incidents, failures in our information technology systems, unauthorized access to data, ransomware, malware, phishing, system outages or other cyber-related events could disrupt our operations, result in unauthorized access to confidential or personal information, expose us to regulatory or contractual liability and adversely affect our business and reputation. Although we have not identified any cybersecurity incident that has materially affected our business, there can be no assurance that future incidents will not occur or that our cybersecurity measures will be sufficient to prevent or mitigate such incidents.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, holders of our Ordinary Shares may only receive a return on their investment in our Ordinary Shares if the market price of our Ordinary Shares increases. Our board of directors has discretion as to whether to recommend or declare dividends, subject to the Companies Act, our Amended and Restated Memorandum and Articles and applicable Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, we may only pay dividends if we are solvent in accordance with applicable law, including, where applicable, that immediately following the dividend payment, we are able to pay our debts as they fall due in the ordinary course of business.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Ordinary Share price or trading volume to decline.

The trading market for our shares, if sustained, will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a relatively new public company, we may be slow to attract research coverage and the analysts who publish information about our Ordinary Shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our share price, our share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our share price or trading volume to decline and result in a significant decline in the value of our shareholders in Ordinary Shares.

Certain judgments obtained against us or our directors or officers by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, all of our current directors and officers are residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if holders of our Ordinary Shares are successful in bringing an action of this kind, the laws of the Cayman Islands may render them unable to enforce a judgment against our assets or the assets of our directors and officers. As a result of the foregoing, our shareholders may have greater difficulties in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Holders of our Ordinary Shares may have greater difficulty protecting their interests than they would as shareholders of a U.S. corporation.

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

The rights of shareholders and the fiduciary responsibilities of our directors and officers under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, shareholders of Cayman Islands companies may face additional procedural and substantive hurdles in seeking to initiate a shareholder derivative actions, including in courts outside of the Cayman Islands.

Shareholders of Cayman Islands-exempted companies have no general rights under Cayman Islands law to obtain copies of the register of members or corporate records of the company. They will, however, have such rights as may be set out in the company’s articles of association. A Cayman Islands exempted company may maintain its principal register of members and any branch registers in any country or territory, whether within or outside the Cayman Islands, as the company may determine from time to time. There is no requirement for an exempted company to make any returns of members to the Registrar of Companies in the Cayman Islands. The names and addresses of the members are, accordingly, not a matter of public record and are not available for public inspection. However, an exempted company shall make available at its registered office, in electronic form or any other medium, such register of members, including any branch register of members, as may be required of it upon service of an order or notice by the Tax Information Authority pursuant to the Tax Information Authority Act of the Cayman Islands. This may make it more difficult for holders of our Ordinary Shares to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

As a result of all of the above, our public shareholders may have greater difficulty in protecting their interests in the face of actions taken by management, members of the board of directors, or our Controlling Shareholder than they would as public shareholders of a company incorporated in the United States.

The exclusive forum provision in our Amended and Restated Memorandum and Articles may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our Amended and Restated Memorandum and Articles provide that, for the avoidance of doubt and without limiting the jurisdiction of the courts of the Cayman Islands to hear, settle, and/or determine disputes related to the Company, the courts of the Cayman Islands shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the Company to the Company or the shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or our Amended and Restated Memorandum and Articles, including any purchase or acquisition of Ordinary Shares, security, or guarantee provided in consideration thereof, or (iv) any action asserting a claim against the Company which if brought in the United States of America would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States from time to time).

Unless the Company consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall, to the extent permitted by law, be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than the Company.

Notwithstanding the foregoing, we note that holders of our Ordinary Shares cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 27 of the Exchange Act provides for exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act provides for concurrent jurisdiction for federal and state court jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, subject to certain exceptions, including with respect to covered class actions. As a result, the exclusive forum provision will not preclude or restrict the scope of exclusive federal or concurrent jurisdiction for actions brought under the Securities Act or the Exchange Act, or the respective rules and regulations promulgated thereunder.

Although we believe this provision benefits us by providing consistency in the application of Cayman Islands law in the types of lawsuits to which it applies, the provision may impose additional litigation costs on shareholders in pursuing such claims, particularly if the shareholders do not reside in or near the Cayman Islands. Additionally, the provision may limit our shareholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers, or employees, which may discourage the filing of such lawsuits. The courts of the Cayman Islands may also reach different judgments or results than would other courts, including courts where a shareholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our shareholders. Alternatively, if a court were to find the exclusive forum provision contained in our Amended and Restated Memorandum and Articles to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

Cayman Islands’ economic substance requirements may have an effect on our business and operations.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (2026 Revision) (the “ES Act”), as amended from time to time together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. If a company is considered to be a “relevant entity” and is conducting one or more of the nine “relevant activities”, then that company will be required to comply with the economic substance requirements in relation to the relevant activity from July 1, 2019. All companies, whether a relevant entity or not, are required to file an annual report with the Registrar of Companies of the Cayman Islands confirming whether or not they are carrying on any relevant activities.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and, as such, we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under Rule 3b-4 under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect to a security registered under the Exchange Act, including Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act, pursuant to Rule 3a12-3(b) under the Exchange Act;;

●	the short-swing profit recovery provisions under Section 16(b) of the Exchange Act and the short-sale restrictions under Section 16(c) of the Exchange Act, pursuant to Rule 3a12-3(b) under the Exchange Act; however, our directors and officers are subject to the beneficial ownership reporting requirements under Section 16(a) of the Exchange Act; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD, pursuant to Rule 101(b) of Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we may from time to time publish our financial results and other material information through press releases or other public disclosures, as required or permitted under applicable SEC and Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, holders of our Ordinary Shares may not be afforded the same protections or information that would be made available to them were they investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer under the Exchange Act, pursuant to Nasdaq Listing Rule 5615(a)(3), we are permitted to take advantage of certain provisions in the Nasdaq Listing Rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from Nasdaq corporate governance listing standards. Currently, we rely on some home country practices with respect to our corporate governance in lieu of the corporate governance requirements of Nasdaq in respect of the following:

●	the requirement under Rule 5605(b)(2) of the Nasdaq Listing Rules that the independent directors have regularly scheduled meetings at which only the independent directors are present;

●	the requirement under Rule 5610 of the Nasdaq Listing Rules that a company adopt one or more codes of conduct applicable to all directors, officers, and employees, and that such codes are publicly available; and

●	the requirement under Rule 5635(d) of the Nasdaq Listing Rules that a listed issuer obtain shareholder approval prior to issuing or selling securities (or securities convertible into or exercisable for ordinary shares) that equal 20% or more of the issuer’s outstanding ordinary shares or voting power prior to such issuance or sale.

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

We avail ourselves of these exemptions. Therefore, for as long as we remain a “foreign private issuer,” holders of our Ordinary Shares will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements under the Nasdaq Listing Rules.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer as defined in Rule 3b-4 under the Exchange Act, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status.

If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, such as Forms 10-K, 10-Q, and 8-K, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our 10% beneficial owners will become subject to the insider reporting requirements of Section 16(a) of the Exchange Act. Furthermore, our officers, directors, and 10% beneficial owners will become subject to the short-swing profit recovery provisions of Section 16(b) and short-sale restrictions under Section 16(c) of the Exchange Act, from which they are currently exempt as insiders of a foreign private issuer..

In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules that are available to foreign private issuers, including the ability to follow certain home country practices in lieu of certain Nasdaq corporate governance requirements. As a U.S. domestic issuer, we may also become subject to additional financial statement presentation and disclosure requirements applicable to U.S. domestic issuers, which could result in significant additional compliance costs.

There can be no assurance that we will not be a Passive Foreign Investment Company (“PFIC”) for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our current and expected income and assets, we are not and do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service (“IRS”) will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Ordinary Shares and our market capitalization. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our IPO and any future offerings. If we were to be or become a PFIC for any taxable year during which a U.S. holder holds our Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See “E. Taxation — Material U.S. Federal Income Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares — PFIC Consequences.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements under Section 404(b) of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley” or “SOX”) for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such a date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to opt out of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As of the date of this annual report, we have incurred and expect to continue to incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley” or “SOX”), as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earliest of (1) the last day of the fiscal year (a) following the fifth anniversary of our IPO, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; and (2) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under SOX Section 404(b) with respect to management’s in the assessment of internal control over financial reporting and permission to delay the adoption of new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur additional expenses and devote substantial management effort toward complying with requirements applicable to companies that are not emerging growth companies, including, if applicable, the auditor attestation requirements under SOX Section 404(b). For example, as a public company, we required to maintain and valuate disclosure controls and procedures and internal control over financial reporting, and we may be required to enhance our corporate governance, internal control, financial reporting, compliance and investor relations functions. We will incur additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified people to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

As a “controlled company” under the rules of the Nasdaq Listing Rules, we may rely on exemptions from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Under Rule 5615(a)(7) of the Nasdaq Listing Rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq Listing Rules, the requirement that our compensation committee consist entirely of independent directors and the requirement that our director nominees be selected or recommended solely by independent directors. As a controlled company, we are eligible to rely on one or more of these exemptions. To the extent we rely on these exemptions a majority of the members of our board of directors may not be independent directors and our nominating and corporate governance and compensation committees may not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on any such exemption and during any transition period following a time when we are no longer a controlled company, holders of our Ordinary Shares may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements. Our status as a controlled company could cause our Ordinary Shares to be less attractive to certain investors or otherwise harm our trading price.

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

Corporate Information

Our principal executive office is located at Unit 11, 5/F, Tower 1, Harbour Centre, 1 Hok Cheung Street, Hunghom, Kowloon, Hong Kong. Our telephone number is +852 2123 8400. Our registered office in the Cayman Islands is located at the office of Ascentium (Cayman) Limited, 4th Floor, Harbor Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

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

The operating subsidiary is a Registered Specialist Trade Contractor for Reinforcement Bar Fixing under the Registered Specialist Trade Contractors Scheme under the Construction Industry Council of Hong Kong to carry out building work. As a subcontractor, the direct clients of the operating subsidiary are mostly the registered general building contractors under the Buildings Ordinance (Chapter 123 of the Laws of Hong Kong) (“BO”) of various types of building and infrastructure projects in Hong Kong. Our operating subsidiary principally provides structural steelwork services as a subcontractor for both (i) public sector projects, including infrastructure, public facilities and public residential developments, and (ii) private sector projects, which are mostly private commercial, residential and industrial developments. Public sector projects refer to projects in which the general contractors are employed by public authorities, while private sector projects refer to projects that are not public sector projects. For the fiscal years ended March 31, 2026 and 2025, the majority of our revenue was derived from public sector projects.

During the fiscal years ended March 31, 2026 and 2025, our operating subsidiary completed four and nine projects, and we recorded revenue of $49,358,000 and $53,205,000, respectively. Based on our completed and active and ongoing construction projects as of March 31, 2026, which are expected to be completed between the second half of 2026 and 2028, we are engaged in the structural steelwork for 9,045 public residential units for certain public residential projects to be developed by the Hong Kong Housing Authority (a statutory body established under the Housing Ordinance and the main provider of public housing in Hong Kong) and the Hong Kong Housing Society (the second largest public housing provider in Hong Kong and an independent not-for-profit organization supported by the Hong Kong Government), which account for 6.3% of the forecasted total of 144,500 residential units in the public sector in 2026 to 2030, by the Hong Kong Housing Bureau, which is a statutory organization tasked to develop and implement public housing programs to help the Hong Kong Government achieve its policy objective on public housing.

In addition, the operating subsidiary mainly focuses on the role of project management and carries out the site work by recruiting and supervising contract workers for most projects and will often subcontract for part of the work to third-party subcontractors if the project work exceeds the capacity of the operating subsidiary. In such instances, subcontractors are selected based on their quality of services, qualifications, skills and techniques, prevailing market price, delivery time, reputation and availability of resources to accommodate the operating subsidiary’s requirements. For the fiscal years ended March 31, 2026 and 2025, the percentage of our total purchases from our largest subcontractor amounted to approximately 6% and 6% of our total purchases, respectively, while the percentage of our purchases from all of our subcontractors combined amounted to approximately 8% and 10% of our total purchases, respectively.

Competitive Strengths

We believe the following competitive strengths are essential for our success and differentiate us from our competitors:

One of the top service providers in the Hong Kong structural steelwork industry with an established reputation and proven track record

The operating subsidiary is a Registered Specialist Trade Contractor for Reinforcement Bar Fixing under the Registered Specialist Trade Contractors Scheme under the Construction Industry Council of Hong Kong. During the fiscal years ended March 31, 2026 and 2025, the operating subsidiary completed four and nine projects, respectively. Based on our completed and active construction projects as of March 31, 2026, which are expected to be completed during the period from the second half of 2026 to 2028, we are engaged in the structural steelwork for 9,045 public residential units for certain public residential projects to be developed by the Hong Kong Housing Authority and the Hong Kong Housing Society, which account for 6.3% of the Hong Kong Housing Bureau’s forecasted total of 121,000 residential units in the public sector in 2026 to 2030.

The operating subsidiary’s structural steelwork service covers a wide range of building and infrastructure projects, including private residential and commercial building development, public housing development, hotel redevelopment, hospital redevelopment and urban renewal projects. In 2023, the operating subsidiary was awarded “outstanding contractor” under the category of Domestic Sub-contractors (Reinforcement Bar Fixing) by the Hong Kong Housing Authority. Our operating subsidiary’s current registration as a Registered Specialist Trade Contractor with the Construction Industry Council of Hong Kong is renewable every three years and the current registration of the operating subsidiary will expire in November 2027. The operating subsidiary has never failed to renew its registration as a Registered Specialist Trade Contractor with the Construction Industry Council of Hong Kong since its first registration in November 2021. We believe that the operating subsidiary’s consistency in achieving client satisfaction, quality of work, and cost controls enables it to gain confidence from its clients and, therefore, increases its chances of winning new projects from the same clients.

Visionary and experienced management team with strong technical and operational expertise

Our management team has extensive industry knowledge and project experience in the structural steelwork industry in Hong Kong. Mr. Kam Cheung Cheung, who served as our executive director until April 8, 2026, is a seasoned architect with over 25 years of experience in the real estate development industry in Hong Kong and previously served in senior management at one of the major property developers in Hong Kong, where he was in charge of a number of large-scale real estate development and construction projects in Hong Kong. Moreover, our board of directors is supported by our project management team which possesses practical skills and experience as required in handling our projects. Dr. Michael He, our current executive director, has, prior to joining us, held leadership positions in various companies over the past ten years. Mr. Ka Chun Gordon Li, our general manager, has ten years of experience in the industry and is primarily responsible for the overall day-to-day management of our operations. Mr. Yik Ming Cheung has 25 years of experience in the industry and is responsible for sales and marketing and project management.

Under the leadership of our management, we have established a strong and dedicated execution team to work with our existing and potential clients to meet their needs and market trends. In particular, we maintain frequent interactions with our clients to get their feedback on the quality of our services and make regular inspections to ensure our procedures and construction works are in compliance with the latest rules and regulations in the industry. We believe that these efforts have enabled our operating subsidiary to become one of the top players in the market since its inception in 2021 and achieved revenue of $49.4 million and $53.2 million in the fiscal years ended March 31, 2026 and 2025, respectively.

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

Growth Strategies

We intend to develop our business by implementing the following strategies:

Increase our market share

The construction industry has experienced a growing trend in the post-pandemic era. According to the Construction Industry Council of Hong Kong, the aggregate expenditure in Hong Kong for building works in both the public and private sectors and the civil works in the public sector (i.e. the construction works which will most involve the use of structural steelwork) increased from $17.8 billion in 2022 to $23.7 billion in 2025, representing a CAGR of 10.1%. Furthermore, according to the Construction Industry Council of Hong Kong, it is expected that the expenditure for the above-mentioned construction works will further increase to $27.6 billion in 2030, representing a CAGR of approximately 3.0% from 2025 to 2030. This growth may present opportunities for us to benefitfrom the increasing demand for structural steelwork.

In recent years, several sizable infrastructure projects have been rolled out and commenced in Hong Kong, such as the Tung Chung New Town Extension, which commenced in 2018 and is expected to be completed by 2030, Site 3 of the New Central Harbourfront development, which commenced in 2022 and is expected to be completed by 2027, the Caroline Hill Road Causeway Bay commercial project, which commenced in 2022 and is expected to be completed by 2026, the Kwu Tung North New Development Area project, which commenced in 2019 and is expected to be completed by 2026, and the Yuen Long South New Development Areas project, which commenced in 2022 and is expected to be completed by 2038. During the fiscal years 2025 and 2024, the operating subsidiary engaged in the Three Runway System development and Kwu Tung North New Development Area projects. In addition, under the Government’s latest policy address, the Northern Metropolis has been positioned as Hong Kong’s new growth driver, with planning and implementation of major development zones, transport links and community facilities being accelerated. The Government has also continued to prioritise land creation and housing supply by streamlining development procedures and expediting public housing production. These initiatives are expected to support sustained demand for large-scale construction works and drive the demand for structural steelwork in Hong Kong.

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

Structural steelwork contractors generally experience net cash outflows as up-front costs at the early stage of projects. The up-front costs of the projects undertaken by the operating subsidiary typically include costs incurred at the early stage of a project, comprising payment to suppliers for materials, subcontracting fees for subcontractors and machinery leasing expenses. We generally experience net cash outflows even after the first payment from a client is received, due to the time lag between the receipt of progress payments from clients and payments required to be made to suppliers or subcontractors. Based on our experience, the amount of cash inflows received from clients over the duration of a project generally tends to be lower at the early stages leading up to the peak amount of work performed, when inflows tend to match or exceed expenditures, while the costs incurred by the operating subsidiary typically increase marginally over the balance of the project period. Accordingly, our cash flows gradually turn from net cash outflows into net cash inflows as the project progresses.

Based on our experience and depending on the scale of the projects, the average timeframe between (i) the time when the operating subsidiary first incurs the up-front project costs, and (ii) the time when accumulated net cash outflows in respect of a project start to decrease from its peak is approximately seven to ten months from the commencement of the project. In respect of the top projects initiated for fiscal years 2026 and 2025, the operating subsidiary generally received the first progress payments from clients seven to ten months after the commencement of the projects. The specific amount of up-front costs incurred may vary from project to project, depending on the scale of the project, the party responsible for the procurement of materials, the schedule of project implementation, and our relationships with the relevant clients. In addition, the operating subsidiary may experience cash flow mismatch from time to time as a project progresses, which largely depends on (i) the certification process of the clients; (ii) clients’ internal process for approving invoices; (iii) the required settlement time by the operating subsidiary’s suppliers; and (iv) the number and scale of the projects in progress. Therefore, the liquidity needs of projects may impose a constraint on the number and/or scale of the projects the operating subsidiary can undertake concurrently if relying solely on our operating cash flow to support business expansion.

As such, we intend to improve our financial management to ensure optimal finance costs and capital sufficiency.

Expand our workforce

The operating subsidiary’s project management team, comprised of project managers, quantity surveyors and site supervisors, is generally responsible for (i) formulating detailed work programs; (ii) liaising with its procurement team on the structural steel materials required; (iii) providing feedback to clients on the design of structural steelwork in accordance with their needs and specifications; (iv) coordinating with clients on the work schedule; (v) engaging, supervising and collaborating with subcontractors for construction site works; (vi) supervising of work progress, budget and quality of services rendered; (vii) preparation of progress reports; (viii) participation in project meetings and communication with clients on a continual basis; and (ix) ensuring the works performed fulfill our clients’ requirements, and are completed on schedule, within budget and in compliance with all applicable statutory requirements.

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

The following table sets forth a breakdown of our revenue during the fiscal years ended March 31, 2026 and 2025 by reference to project sectors and the types of development involved:

	For the Fiscal Years Ended March 31				Variance
($’000)	2026	%	2025	%	Amount	%
Public sector
– Infrastructure and public facilities	$28,312	57.3%	$6,197	11.6%	$22,115	356.9%
– Residential	20,464	41.5%	39,686	74.6%	(19,222)	(48.4)%
	48,776	98.8%	45,883	86.2%	2,893	6.3%
Private sector
– Commercial/industrial	582	1.2%	2,233	4.2%	(1,651)	(73.9)%
– Residential	-	-%	5,089	9.6%	(5,089)	(100.0)%
	582	1.2%	7,322	13.8%	(6,740)	(92.1)%
Total	$49,358	100.0%	$53,205	100.0%	$(3,847)	(7.2)%

Our structural steelwork services

Structural steelwork refers to the installation and formation of steel structures, typically serving as the backbone of buildings and infrastructure during the initial construction stage. Essentially, structural steelwork involves columns and beams that are riveted, bolted or welded together. As a structural steelwork contractor, the operating subsidiary will supply, cut, bend, weld and assemble structural steel frames, trusses and other components into structures in accordance with the specifications provided in the building plans and designs. Typically, the operating subsidiary’s major responsibilities in a construction project include (i) performing site preparatory and preliminary work; (ii) developing detailed work schedules and work allocation plans; (iii) implementing construction site work; and (iv) conducting site safety supervision and quality control.

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

The operating subsidiary will typically review and evaluate the available tender documents and/or project details, to assess the scope of services, its capability, the expected complexity, sources of structural steel, available financial and human resources and feasibility and profitability of the project, to determine whether to proceed with the preparation of a tender bid.

Preparation of tender

The executive director, general manager and quantity surveyors of the operating subsidiary are primarily responsible for the preparation of tender submissions. Generally, we would conduct a site visit to the place at which the project is to be undertaken so as to have a better assessment of the complexity of the works involved.

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

Clients may arrange interviews with the operating subsidiary after receiving its tender bid, to better understand the operating subsidiary’s personnel, expertise, and experience. Follow-up inquiries may be necessary in relation to a tender bid. Clients may also negotiate with the operating subsidiary following the submission of a tender bid with respect to the scope of services.

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

A project management team will be formed that typically consists of project managers, quantity surveyors and site supervisors. The project management team is generally responsible for (i) formulating detailed work programs; (ii) liaising with the procurement team on the structural steel required; (iii) coordinating with clients on the work schedule; (iv) engaging, supervising and collaborating with contract workers/subcontractors for construction site work; (v) supervising work progress, budget and quality of services rendered; (vi) preparating of progress reports; (vii) participating in project meetings and communication with clients on a continual basis; and (viii) ensuring that the work performed fulfills the clients’ requirements, and is completed on schedule, within budget and in compliance with all applicable statutory requirements.

Procurement of construction materials and leasing of equipment

The operating subsidiary will be responsible for the procurement of materials such as steel required for the projects. To ensure that high-quality services are consistently provided to clients, the operating subsidiary maintains an internal list of suppliers and subcontractors it approves that is updated on a regular basis, and materials are purchased from the approved suppliers on such internal list. On some occasions, a client may require that materials with certain specifications or quality standards are procured for a project, depending on their requirements and the nature of the project.

After being awarded a project, the operating subsidiary will contact the suppliers from whom it has obtained pre-bid quotations during the tender phase and may further negotiate on their pricing and contract terms.

The operating subsidiary does not own heavy machinery and equipment and will normally lease the required equipment from the approved equipment suppliers on its internal list.

For the fiscal years ended March 31, 2026 and 2025, 98.8% and 86.2% of our revenue was derived from public sector projects, respectively. The commencement of the public sector projects awarded to us may be subject to delay, suspension or termination, due to, among other things, political disagreements in relation to such projects, delays in approval of the funding of proposals for public works, objections by affected residents or entities or the budget deficit of the Hong Kong Government. Any material delay, suspension, termination or reduction of the number or contract value of public sector projects awarded to us will adversely affect our operations and financial position, and could lead to a decrease in revenue, resource misallocation, delay in cash inflows and accelerated cash outflows.

Construction works

The operating subsidiary mainly focuses on the role of project management and carries out the site work by recruiting contract workers under its supervision or subcontracting part of the work to third-party subcontractors if the work exceeds its capacity. Subcontractors are selected based on their quality of services, qualifications, skills and techniques, prevailing market price, delivery time, reputation and availability of resources to accommodate the operating subsidiary’s requirements.

It customarily takes approximately two years for our operating subsidiary to complete a project. If there is any large-scale protests, occupation activities or other civil disturbances or our subcontractors fail to meet our requirements, we may experience delays in the completion of the projects. Consequently, the operating subsidiary may incur additional costs due to delays that would result in higher costs in sourcing services, equipment or supplies and, in turn, adversely affect the profitability, financial performance and reputation of our business.

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

Defects liability period

The operating subsidiary’s contracts may include a defects liability period following the completion of a project, to align with the same provisions of the prime contracts entered into between the client and the project owners. During a defects liability period, the operating subsidiary may be required to rectify any defect without delay at its own cost, if the defect is due to non-conformance with the project contract or due to negligence or failure.

In addition, our clients may hold up to 5% to 10% of each payment to be made to the operating subsidiary as retention monies. Depending on the contract terms, half of the retention monies are customarily released upon satisfactory completion of the project work, with the remainder released upon the expiry of the defects liability period under the relevant contract or at another agreed upon time.

Our Projects

During the fiscal year ended March 31, 2026, the operating subsidiary completed four construction projects. The following table summarizes the construction projects completed by the operating subsidiary during the fiscal year ended March 31, 2026.

			($’000)
Customer	Sector	Description	Contract Sum
Customer A	Public - Residential	Residential development	2,672
Customer A	Public - Residential	Residential development	25,619
Customer C	Public - Residential	Residential development	17,614
Customer L	Private – Commercial/industrial	Renovation	1,721

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

As of the date of this annual report, the operating subsidiary has five active and ongoing construction projects that are expected to be completed between the second half of 2026 and 2028. The following table summarizes such construction projects as of the date of this annual report.

Customer	Sector	Description	($’000) Contract Sum
Customer A	Public - Residential	Residential development	16,693
Customer A	Public - Residential	Residential development	11,298
Customer E	Public - Infrastructure and public facilities	Hospital development	47,679
Customer I	Private - Residential	Residential development	8,733
Customer M	Public - Residential	Residential development	8,255

Our Clients

The direct clients of the operating subsidiary are primarily the registered general building contractors under the BO of various types of building and infrastructure projects in Hong Kong. The clients of the operating subsidiary’s public sector projects are usually general contractors engaged by different Hong Kong government departments, authorities and statutory bodies, while the clients of the operating subsidiary’s private sector projects are usually general contractors engaged by private property developers. The majority of our revenue during the fiscal years ended March 31, 2026 and 2025 was derived from public sector projects.

As a subcontractor, the operating subsidiary secures projects from general contractors through tender bids by client invitation. For the fiscal years ended March 31, 2026 and 2025, the revenue derived from the five largest clients of the operating subsidiary amounted to approximately 99.9% and 85.5%, respectively, of our total revenue. The percentage of our revenue attributable to the largest client amounted to approximately 57.4% and 55.1%, respectively, for the same periods. The operating subsidiary has maintained stable relationships with the above top clients who have established business relationships with the operating subsidiary since its inception in 2021. The following tables set forth a breakdown of the revenue generated from the five largest clients (including their subsidiaries, joint ventures or affiliated entities that are considered as a whole) during the fiscal years ended March 31, 2026 and 2025.

For the fiscal year ended March 31, 2026:

			Revenue recognized per project	Total revenue recognized per customer
Customer	Type of development	Description	$’000	$’000
Customer A	Public — Residential	Residential development	2,278	10,634
	Public — Residential	Residential development	5,379
	Public — Residential	Residential development	2,977
Customer C	Public — Residential	Residential development	5,282	5,282
Customer E	Public — Infrastructure and public facilities	Hospital development	28,312	28,312
Customer M	Public — Residential	Residential development	4,283	4,548
	Public — Residential	Residential development	265
Customer R	Private — Commercial/industrial	Private renovation	512	512
		Subtotal		$49,288
		Total revenue		$49,358

For the fiscal year ended March 31, 2025:

			Revenue recognized per project	Total revenue recognized per customer
Customer	Type of development	Description	$’000	$’000
Customer A	Public — Residential	Residential development	14,879	29,305
	Public — Residential	Residential development	10,822
	Public — Residential	Residential development	2,379
	Public — Residential	Residential development	1,206
	Public — Residential	Residential development	19
Customer C	Public — Residential	Residential development	7,246	7,246
Customer D	Public — Residential	Residential development	2,581	2,581
Customer E	Public — Infrastructure and public facilities	Hospital development	4,531	4,531
Customer B	Public — Infrastructure and public facilities	Bypass	1,808	1,808
		Subtotal		$45,471
		Total revenue		$53,205

During the fiscal years ended March 31, 2026 and 2025, none of the operating subsidiary’s clients were our related parties.

As of the date of this annual report and during the fiscal years ended March 31, 2026 and 2025, the demand for structural steelwork in Hong Kong is largely driven by construction work arising from infrastructure and property development initiated by the Hong Kong government and private property developers. The availability of these developments is generally subject to the Hong Kong government’s policies and planning, as well as prevailing economic conditions. Given the landscape of the construction industry in Hong Kong, where construction work in the public sector may be dominated by a limited number of general contractors, it is common for a structural steelwork subcontractor to rely on such general contractors for its projects. Accordingly, if the operating subsidiary loses a significant client, it may have a material adverse effect on our business, both in the short and long term. However, we believe the risk of losing these major clients is mitigated by the following factors:

(i)	Major clients typically maintain an approved list of subcontractors for structural steelwork, and the operating subsidiary is included in all of their lists. Clients usually evaluate their subcontractors based on various factors, including but not limited to pricing, safety record and quality of services. We believe that the admission of the operating subsidiary as an approved structural steelwork subcontractor and its continued engagement by its major clients for multiple projects is attributable to the operating subsidiary’s sustained ability to provide quality services that conform with the quality standards, requirements and specifications of its major clients;

(ii)	The relationship between the general contractors and structural steelwork subcontractors is mutually dependent. To ensure such large-scale structural steelwork projects are completed on time and within budget, we believe that general contractors prefer to engage established market players in the structural steelwork industry, such as the operating subsidiary, since (a) they possess the requisite expertise, experience and resources to reliably handle such projects, and (b) they have industry reputation, proven track records and sound financial capability;

(iii)	The operating subsidiary has a good record of not having (a) experienced any material dispute, claim, or litigation with its major clients; (b) had any instance where it was unable to meet the quality requirements stipulated by its major clients; and (c) experienced any complaint or dissatisfaction from its major clients. More importantly, the major clients have demonstrated that they are willing to continue engaging the operating subsidiary as their structural steelwork subcontractor when suitable opportunities arise; and

(iv)	The operating subsidiary’s major clients may benefit from its proven track record as a quality subcontractor in the provision of structural steelwork services to deliver on time, within budget and in accordance with their quality standards and fulfill their responsibilities under the contractual relationship with their customers. In addition, we believe that the extensive experience of the operating subsidiary’s project management and supervision staff has enabled it to assist its clients in project management and site supervision and build reliable relationships and trust among its clients and their respective customers.

Sales and marketing

During the fiscal years ended March 31, 2026 and 2025, the operating subsidiary secured new businesses mainly through direct invitations for tender bids from existing and potential clients. Due to its proven track record and well-established relationship with existing clients, the operating subsidiary has been able to leverage its existing client base and reputation in the structural steelwork industry in Hong Kong so that it does not rely heavily on marketing activities. Generally, our general manager is responsible for liaising and maintaining business relationships with existing clients and keeping abreast of market developments and potential business opportunities.

Pricing Strategy

Pricing is generally determined based on certain markups over the estimated costs. Costs to be incurred are estimated for a project to determine the tender bid price. Pricing of services is determined on a case-by-case basis with regard to various factors, which generally include (i) the scope of services; (ii) the complexity of the project; (iii) the estimated number and types of machinery required; (iv) the price trend of the types of materials, subcontracting services and machinery and equipment required; (v) the completion time requested by clients; and (vi) the availability of financial resources. Sufficient financial resources available to the operating subsidiary and a reliable network of suppliers, have enabled it to offer competitive tender bids, which may include a variety of pricing options and favorable payment terms to clients.

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

During the fiscal years ended March 31, 2026 and 2025, the goods and services supplied by suppliers of the operating subsidiary mainly included materials such as structural steel and miscellaneous services such as testing, machinery services, transportation and technical engineering services. For the fiscal years ended March 31, 2026 and 2025, the operating subsidiary purchased steel materials in the amount of $18.6million and $11.5  million, representing 33% and 23% of our cost of sales for the corresponding years, respectively. In addition, since the operating subsidiary does not own heavy machinery and equipment, the heavy machinery and equipment required or its projects is usually leased from the approved equipment suppliers on the operating subsidiary’s internal list.

As the operating subsidiary generally obtains pre-bid quotations from its structural steel suppliers during the tender bidding phase and will factor in the pricing trend of steel when determining a proposed bid price, it can usually pass on any increase in purchase costs to clients in the event of increases in the prices of materials or services purchased from suppliers. Therefore, notwithstanding the possible impact resulting from fluctuations in the market price of steel on the costs of materials, the operating subsidiary may be able to mitigate such increased costs and limit the impact on our operation. Furthermore, after the projects are awarded and service and materials prices have been secured, the operating subsidiary may still negotiate the pricing and contract terms with suppliers to protect its profit margin. During the fiscal years ended March 31, 2026 and 2025, we did not experience any material fluctuations in the costs of materials and services that had a material impact on our business, financial condition or results of operations.

The operating subsidiary does not generally enter into long-term supply agreements with materials and services suppliers. Instead, it purchases required materials and services by placing fixed-term purchase orders to the suppliers on a project-by-project basis. Without being bound by long-term supply agreements, the operating subsidiary has flexibility to choose from several suppliers to provide adequate amounts of its required materials and services on the basis of the factors that benefit it most at the time the purchase order is placed, including the quality and price of their materials or services, the quality and efficiency of the sales and after-sales services they provide, and the payment terms they accept. In particular, as the operating subsidiary is not bound by long-term supply agreements, it is not obligated by any single supplier to have a guaranteed minimum quantity of materials or services to be purchased within a certain period. While the operating subsidiary does not enter into long-term supply agreements with our suppliers, the fixed-term purchase orders contain all the general terms and conditions of its purchases, including warranties, product specifications, indemnities, delivery, and certain other terms to secure its contractual rights.

During the fiscal years ended March 31, 2026 and 2025, we did not encounter any material difficulty in sourcing supplies based on the operating subsidiary’s needs and the operating subsidiary did not experience any material difficulties or delays in performing projects caused by material shortages or delays in the required supply of goods and services.

In addition, the operating subsidiary primarily focuses on the role of project management and carries out the site work by recruiting contract workers under its supervision for most projects and will often subcontract part of the work to third-party subcontractors if the work exceeds its capacity. In such instances, subcontractors are selected based on their quality of services, qualifications, skills and techniques, prevailing market price, delivery time, reputation, and availability of resources to accommodate the operating subsidiary’s requirements. For the fiscal years ended March 31, 2026 and 2025, the percentage of our total purchases from our largest subcontractor amounted to approximately 6% and 6% of our total purchases, respectively, while the percentage of our purchases from all of subcontractors combined amounted to approximately 8% and 10% of our total purchases, respectively.

Major Suppliers

We believe that the operating subsidiary has maintained good business relationships with its suppliers. For the fiscal years ended March 31, 2026 and 2025, the percentage of purchases from our largest supplier amounted to approximately 50% and 36% of our total purchases, respectively. The following table sets forth a breakdown of major suppliers that represented 10% or more of our purchases and our total purchases from them during the fiscal years ended March 31, 2026 and 2025, respectively.

Fiscal Year 2026

Suppliers	Nature	Amount ($’000)	% to total purchases
Supplier J	Material, subcontracting fee and labor cost	$11,510	50.1%
Supplier B	Material and machine leasing	7,725	33.6%
Supplier E	Material	2,490	10.8%
		$21,725	94.5%
	Total Purchases	$22,972

Fiscal Year 2025

Suppliers	Nature	Amount ($’000)	% to total purchases
Supplier F	Material and labor cost	$9,027	36.4%
Supplier B	Material and machine leasing	6,525	26.3%
Supplier E	Material	3,817	15.4%
		$19,369	78.1%
	Total Purchases	$24,829

During the fiscal years ended March 31, 2026 and 2025, none of our suppliers or subcontractors were our related parties.

Competition

The structural steelwork market in Hong Kong is highly competitive and fragmented. Our main competitors are Chiu Kee Steel Work Limited and Chun Sum Kee Construction Limited, which are able to undertake structural steelwork with project sizes similar to ours and deliver comparable quality.

We consider technical expertise, quality of work, relationships with clients, and proven track records to be the determinants of the competitiveness of a structural steelwork services provider in Hong Kong. We believe that the operating subsidiary is well-positioned to effectively compete on the basis of its established reputation and proven track record, a visionary and experienced management team with strong technical and operational expertise, tailored solutions provided to clients, and the high quality of work due to effective and stringent quality control systems. However, some current and potential competitors may have a longer operating history, greater reputation and brand awareness, greater financial and other resources, stronger relationships with clients, and greater operating scale than the operating subsidiary.

Employees

We had 26, 32 and 32 full-time employees as of March 31, 2025, 2026 and the date of this annual report, respectively. The following table sets forth the number of our full-time employees categorized by areas of operations as of the date of this annual report:

Function	Number
Management	5
Sales and Marketing	3
Operation	9
Safety Supervisor	2
Quantity surveying	5
Human resources and administration	8
Total	32

Employees are mainly recruited by placing advertisements in the open market with reference to factors such as required experience, qualifications and expertise for our business operations. They are normally subject to a probation period of three months. We endeavor to use our best efforts to attract and retain appropriate and suitable personnel and assess whether additional personnel are required on a continuous basis to cope with our business development. The operating subsidiary provides various types of training to employees and will sponsor employees to attend various training courses, including those concerning occupational health and safety in relation to the work. Such training courses include internal training as well as courses organized by external parties, such as the Construction Industry Council and the Occupational Safety and Health Council of Hong Kong.

We believe that we maintain a good working relationship our the full-time and contract workers, and we have not experienced material labor disputes in the past. None of our employees is represented by a labor union.

Insurance

We maintain the types and amounts of insurance coverage that we believe are adequate and consistent with industry standards with regard to our current operations and the prevailing industry practice. We have acquired employees’ compensation insurance for our directors and full-time employees. As for our on-site contract workers, since our clients are usually the general contractors of the construction projects, such clients are generally responsible for the purchase of (i) employees’ compensation insurance and (ii) contractors’ all risks insurance for the on-site contract workers. During the fiscal years ended March 31, 2026 and 2025, all of our projects were covered and protected by the employees’ compensation insurance and contractors’ all risks insurance maintained by the general contractor for the entire construction project, and no major insurance claim was raised in relation to our business operations.

As of the date of this annual report, we also maintain directors and officers (D&O) liability insurance to cover the potential liability of our directors and officers.

Other than the insurance described above, we do not maintain property insurance, business interruption insurance, employee insurance, or general third-party liability insurance is maintained.

Property and Equipment

We lease our headquarters and office space in Hong Kong as shown below:

Location	Space (in square feet)	Use	Lease Term
Hong Kong	7,068	Headquarters and office space	Annual Renewal
Hong Kong	4,102	Office space	Annual Renewal

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

Due to the nature of work in the construction industry, workers at the sites are prone to safety hazards. In order to provide a safe and healthy working environment for our employees, contract workers, and subcontractors and to ensure compliance with the applicable laws and regulations in Hong Kong, the operating subsidiary implements a safety control policy at the commencement and during the implementation period of each project. The safety control policy is documented in writing and is supplemented with instructions, training and demonstrations. Strict implementation and adherence are required with respect to such safety control policy. Our safety and environmental department is responsible for monitoring and implementing the safety plan. We will continue to devote adequate resources and effort to uphold and improve safety management, in order to reduce risks related to safety issues.

As a subcontractor, the operating subsidiary requires contract workers, employees, or subcontractors to report any accident to us, and the same will be reported to the general contractors and the Hong Kong Labour Department. During the fiscal years ended March 31, 2026 and 2025, there were six and three reported injuries, respectively, and 13 and 30 settled cases, respectively, which gave rise to employees’ compensation claims and common law personal injury claims for the aggregate amount of $219,000 and $200,000, respectively. All of these accidents occurred in Hong Kong and were timely reported to the clients and the Hong Kong Labour Department. All the above-mentioned reported injuries and settled cases are related to our contracted workers.

Environmental compliance

We endeavor to minimize any adverse impact on the environment resulting from our business activities. The operations on sites are subject to certain environmental requirements pursuant to the laws in Hong Kong, such as the Air Pollution Control Ordinance, the Noise Control Ordinance, the Water Pollution Control Ordinance and Waste Disposal Ordinance.

Apart from following the environmental protection policies formulated and required by clients, we have also established our environmental management policy to ensure proper management of environmental protection and compliance with environmental laws and regulations by the operating subsidiary’s employees, contract workers and workers of the subcontractors on, among others, air pollution, noise control and waste disposal. As of the date of this annual report and for the fiscal years ended March 31, 2026 and 2025, we did not incur any material costs for environmental compliance and did not record any non-compliance with applicable environmental requirements that resulted in prosecution or penalty being brought against us.

Seasonality

We have not experienced a significant impact on our business results due to seasonality. We believe the structural steelwork industry in Hong Kong does not have any significant seasonality, as structural steelwork projects take place throughout the year.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breaches of contract, and labor and employment claims. Save as disclosed in Note 19 to the consolidated financial statements, neither we nor the operating subsidiary is a party to, and we are not aware of any threatened, legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flows, or results of operations.

Regulations

Regulations related to building works

Buildings Ordinance (Chapter 123 of the Laws of Hong Kong)

Under section 14(1) of the Buildings Ordinance (Cap. 123) (“BO”), except for minor works commenced under the simplified requirements, no person shall commence or carry out any building works, including alteration, addition and every kind of building operation, without having first obtained approval and consent from the Building Authority. Any person who intends to carry out alteration, addition or other building works in existing premises is required to appoint an authorized person, and where necessary a registered structural engineer and geotechnical engineer, to prepare and submit plans for the approval of the Building Authority under the BO.

Under section 9 of the BO, a person is required to appoint a Registered General Building Contractor to carry out for him building works (other than specialized works and minor works) and a person is required to appoint a Registered Specialist Contractor to carry out for him specialized works (other than the specialized works designated as minor works) of the category for which the contractor is registered. The Registered General Building Contractor and Registered Specialist Contractor appointed shall be required to, inter alia, provide continuous supervision to the carrying out of the relevant works in accordance with his supervision plan.

During the fiscal years ended March 31, 2026 and March 31, 2025, we acted as a subcontractor for reinforcement bar fixing in project works in Hong Kong. Since a registered general building contractor registered under the BO supervises the works for all projects in which we are involved, and our involvement is limited to acting as a subcontractor, we are not required to obtain any licenses, permits or approvals for our business under the BO.

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

There are 33 sets of subsidiary regulations under the FIUO, covering various aspects of hazardous work activities in various workplaces, containing detailed health and safety standards on work situations, plant and machinery, processes and substances.

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

Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong)

The Occupiers Liability Ordinance regulates the obligations of a person occupying or having control of premises in respect of injury resulting to persons or damage caused to goods or other property lawfully on the land.

The Occupiers Liability Ordinance imposes a common duty of care on an occupier of premises to take such care as in all the circumstances of the case is reasonable to see that the visitor will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (“EO”)

The EO sets out among other things the statutory entitlements of an employee, including but not limited to the right to terminate his or her employment contract by notice or by payment in lieu of notice; maternity protection; severance payments or long service payments; sickness allowance; rest day; statutory holidays or alternative holidays; and minimum amount of paid annual leave depending on the length of employment.

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

In addition, pursuant to section 43F of the EO, if a principal contractor or superior sub-contractor pays to an employee any wages under the said section 43C, the wages so paid shall be a debt due by the employer of that employee to the principal contractor or superior sub-contractor, as the case may be. The principal contractor or superior sub-contractor may either (i) claim contribution from every superior sub-contractor to the employee’s employer or from the principal contractor and every other such superior sub-contractor as the case may be, or (ii) deduct by way of set-off the amount paid by him from any sum due or that may become due to the sub-contractor in respect of the work that he has sub-contracted.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (“ECO”)

Under the ECO, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of employment, the employer is in general liable to pay compensation even if the employee might have committed acts of fault or negligence when the accident occurred. Similarly, an employee who suffers incapacity or dies arising from an occupational disease is entitled to receive the same compensation as that payable to employees injured in occupational accidents. The employer must report to the Commissioner for Labour any work accident resulting in the aforesaid injury, incapacity or death in accordance with section 15 of the ECO.

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

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (“MWO”)

The MWO provides for a prescribed minimum hourly wage rate (currently at HK$43.1 per hour) during the wage period for every employee engaged under a contract of employment under the EO.

Any provision of a contract of employment which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the MWO is void pursuant to section 15 of the MWO.

Immigration Ordinance (Chapter 115 of the Laws of Hong Kong) (“IO”)

Pursuant to section 38A of the IO, a construction site controller (i.e. the principal or main contractor and includes a sub-contractor, owner, occupier or other person who has control over or is in charge of a construction site) shall take all practicable steps to (i) prevent illegal immigrants from being on site or (ii) prevent illegal workers who are not lawfully employable from taking employment on site.

Construction Workers Registration Ordinance (Chapter 583 of the Laws of Hong Kong) (“CWRO”)

Pursuant to sections 3 and 5 of the CWRO, no person shall employ another person to personally carry out on a construction site construction work unless the person being employed is a registered construction worker. In the case of construction work involving skills of designated trade divisions, only registered skilled or semi-skilled workers for such trade division may carry out such work except in prescribed circumstances under the CWRO.

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

For instance, the contractor responsible for a construction site shall devise, methods of working and carry out the works in such a manner so as to minimize dust impacts on the surrounding environment, and shall provide experienced personnel with suitable training to ensure that these methods are implemented.

Noise Control Ordinance (Chapter 400 of the Laws of Hong Kong) (“NCO”)

The NCO controls, among others, noise from construction, industrial and commercial activities. A contractor shall comply with the NCO and its subsidiary regulations in carrying out construction works.

In particular, pursuant to sections 6(1) and 6(2) of the NCO, the use of powered mechanical equipment (other than percussive piling) and construction works that produce noise are prohibited between 7:00 p.m. and 7:00 a.m. or at any time on general holidays at any place, unless prior approval has been granted by the Noise Control Authority through the construction noise permit system. For construction activities that are to be carried out for percussive piling between the hours of 7:00 a.m. and 7:00 p.m. on any day, not being a general holiday, prior approval is required from the Noise Control Authority through the construction noise permit system according to section 6(3) of the NCO. Construction activities that are to be carried out for percussive piling between the hours of 7:00 p.m. and 7:00 a.m. on any day, not being a general holiday are strictly prohibited under section 6(4) of the NCO.

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

Waste Disposal Ordinance (Chapter 354 of the Laws of Hong Kong) (“WDO”)

The Waste Disposal Ordinance provides for the production, storage, collection, and disposal including the treatment, reprocessing and recycling of wastes. Pursuant to section 16 of the WDO, a person shall not use, or permit to be used, any land or premises for the disposal of waste unless he has obtained a license from the Director of the Environmental Protection Department. Unlawful disposal of waste and disposal of construction waste on a private lot without valid permission are prohibited under sections 16A and 16B of the WDO respectively.

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

The IRO further provides, among other things, that profits tax is payable by corporations carrying on a trade, profession or business in Hong Kong on the assessable profits arising in or derived from Hong Kong at the standard rate, which is as of the date of this annual report fixed at 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000.

Regulations related to anti-competition

Competition Ordinance (Chapter 619 of the Laws of Hong Kong)

The Competition Ordinance prohibits (i) anti-competitive agreements if the object or effect of the agreement, concerted practice or decision is to prevent, restrict or distort competition in Hong Kong, (ii) abuse of market power by engaging in conduct that prevents, restricts or distorts competition in Hong Kong and (iii) mergers that has or is likely to have the effect of substantially lessening competition in Hong Kong.

The Competition Commission and the Communications Authority also issued six guidelines to provide guidance on how the Competition Commission and the Communications Authority intend to interpret and give effect to the provisions of the Ordinance. Amongst the said six guidelines, the “Guideline on the First Conduct Rule” and the “Guideline on the Second Conduct Rule” are most relevant to our business.

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

According to section 34 of the CICO, the contractor and authorized person are each required to inform the Council by a notice in a specified form that they are the contractor or authorized person in respect of the construction operations within 14 days after its commencement.

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

The Council shall assess the levy payable upon receiving the notice of payment and give a notice of assessment in writing specifying the amount of levy. The Council can also make the assessment notwithstanding that no notice of payment or notice of completion has been given and according to section 41 of the CICO, if a contractor fails to give notice of payment or notice of completion without a reasonable excuse, a surcharge not exceeding twice the amount of the levy payable may be imposed.

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

Licensing or Registration Regime

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong)

The Business Registration Ordinance requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business within 1 month after the commencement of business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid, issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be.

Registered Specialist Trade Contractors Scheme (“RSTCS”)

The RSTCS is an administrative registration scheme launched in 2019 and replaced the former Subcontractor Registration Scheme (formerly known as the Voluntary Subcontractor Registration Scheme). The RSTCS is recognized by the Government, public organizations, developers, professional institutions and trade associations which would require the engagement of Registered Specialist Trade Contractors and Registered Subcontractors for construction projects.

OneC Engineering is a Registered Specialist Trade Contractor for Reinforcement Bar Fixing (S06).

Under the RSTCS, there are 6 core elements for registration; namely, safety, management, job experience, execution, finance and integrity management. Sub-contractors engaged in the 22 designated trades (including but not limited to reinforcement bar fixing) may apply for registration under the Registered Specialist Trade Contractors Scheme which is managed by the Construction Industry Council. A registered specialist trade contractor under the RSTCS shall apply for renewal in the prescribed form not earlier than 6 months before and not later than 3 months before the specified date of expiry of the registered specialist trade contractor’s registration. An application for renewal shall be subject to approval by the Committee on Registered Specialist Trade Contractors Scheme.

Registered specialist trade contractors are required to observe and comply with the Rules and Procedures for the Register of Specialist Trade Contractors published by the Construction Industry Council. Under the Rules and Procedures for the Register of Specialist Trade Contractors, the following circumstances may lead to regulatory actions by the Committee on Registered Specialist Trade Contractor Scheme:

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

The Committee on Registered Specialist Trade Contractors Scheme is empowered to conduct inquiries into a registered specialist trade contractor’s conduct and impose the following regulatory actions against such registered specialist trade contractor:

●	A written warning may be given to the registered specialist trade contractor;

●	suspension from registration for a specified period;

●	grouping of a registered specialist trade contractor may be changed; and

●	registration of the registered specialist trade contractor may be revoked.

The Construction Industry Security of Payment Ordinance (“CISPO”)

The CISPO applies to (i) public contracts and main private contracts (whether written or oral) entered into on or after August 28, 2025 for carrying out construction work in Hong Kong (whether or not the contract is also for the supply of related goods and services) and the contract value of which is on the date of the contract not less than HK$5,000,000 and (ii) public contracts and main private contracts (whether written or oral) entered into on or after August 28, 2025 for the supply of related goods and services in Hong Kong and the contract value of which is on the date of the contract not less than HK$500,000 and (iii) subcontracts of the said public contract and the said main private contract regardless of the contract value.

The CISPO includes the following key provisions:

●	prohibition of the use of conditional payment provisions such as provisions making payment to one party conditional upon receipt of payment from a third party;

●	imposition of deadlines for progress payments and payment responses;

●	in the event of a payment dispute, the claiming party may initiate adjudication proceedings to enable expedited resolutionthrough an independent adjudicator;

●	the claiming party may have the right to suspend or reduce the rate of progress of construction work or the supply of goods and services in certain circumstances where an admitted amount or adjudicated amount is not paid by the paying party within the applicable deadline; and

●	contracting out of the CISPO is prohibited and any contractual provision that purports to exclude restrict or modify the operation of the CISPO or is inconsistent with the CISPO or which may be construed as an attempt to deter a person from taking action under the CISPO will be void.

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

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data. The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/or initiate prosecution proceedings. A data user who contravenes an enforcement notice commits an offense that may, depending on the severity, lead to a variety of fines and imprisonment.

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

An individual who suffers damage, including injury to feelings, by reason of a contravention of the PDPO in relation to his or her personal data, may seek compensation from the data user concerned.

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

A. Results of Operations

Overview

We were incorporated under the laws of the Cayman Islands on June 14, 2024, as an exempted company with limited liability and are the holding company of our BVI and Hong Kong subsidiaries. We have no material operations of our own. We conduct our operations primarily in Hong Kong through our operating subsidiary, OneC Engineering. OneC Engineering is principally engaged in construction projects in both the public and private sectors in Hong Kong as a structural steelwork contractor. Our projects mainly involve infrastructure, facilities and commercial and residential developments. The project owners of our projects are generally the Hong Kong government and property developers, and our clients are mostly the general contractors engaged under such projects. OneC Services, our other wholly-owned subsidiary incorporated in Hong Kong, does not conduct any business operations and only handles payroll matters for the employees of OneC Engineering.

Results of Operations

The following table sets forth key components of our results of operations for the fiscal years ended March 31, 2026 (“FY2026”), 2025 (“FY2025”) and 2024 (“FY2024”):

	For the fiscal years ended March 31
($’000)	2026	2025	2024	Variance*	%*
Revenue	49,358	53,205	63,463	(3,847)	(7.2)%
Cost of revenue	(56,475)	(49,289)	(59,020)	(7,186)	14.6%
Gross (loss) profit	(7,117)	3,916	4,443	(11,033)	(281.7)%
Other income	480	12	13	468	3,900%
Allowance for credit loss on accounts receivables and contract assets	(892)	(13)	(1,347)	(879)	6,761.5%
Administrative expenses	(3,617)	(2,227)	(877)	(1,390)	62.4%
Share based compensation expenses	(1,487)	-	-	(1,487)	N/A %
(Loss) profit from operations	(12,633)	1,688	2,232	(14,321)	(848.4)%
Finance costs	(392)	(549)	(322)	157	(28.6)%
(Loss) profit before taxation	(13,025)	1,139	1,910	(14,164)	(1,243.5)%
Income tax expenses	(186)	(241)	(141)	55	(22.8)%
Net (loss) income	(13,211)	898	1,769	(14,109)	(1,571.2)%
Other comprehensive (expense) income
Exchange differences on translation of foreign operations	(113)	44	28	(157)	(356.8)%
Total comprehensive (expense) income attributable to shareholders	(13,324)	942	1,797	(14,266)	(1,514.4)%

*	Represents amount and percentage of change from FY2025 to FY2026.

Revenue

Our revenue is mainly derived from installing structural steelworks for construction projects in Hong Kong. The following table sets forth the breakdown of our revenue by sectors:

	For the Fiscal Years Ended March 31						2026 vs 2025 Variance
($’000)	2026	%	2025	%	2024	%	Amount*	%*
Public sector
– Infrastructure and public facilities	28,312	57.3%	6,197	11.6%	21,164	33.3%	22,115	356.9%
– Residential	20,464	41.5%	39,686	74.6%	32,234	50.8%	(19,222)	(48.4)%
	48,776	98.8%	45,883	86.2%	53,398	84.1%	2,893	6.3%
Private sector
– Commercial/industrial	582	1.2%	2,233	4.2%	4,045	6.4%	(1,651)	(73.9)%
– Residential	-	-%	5,089	9.6%	6,020	9.5%	(5,089)	(100.0)%
	582	1.2%	7,322	13.8%	10,065	15.9%	(6,740)	(92.1)%
Total	49,358	100.0%	53,205	100.0%	63,463	100.0%	(3,847)	(7.2)%

*	Represents amount and percentage of change from FY2025 to FY2026.

Public Sector

Our revenue derived from the public sector for FY2026 was $48.8 million, representing an increase of $2.9 million or 6.3% from $45.9 million for FY2025 mainly attributable to the combined impact of (i) an increase in revenue derived from infrastructure and public facilities projects; and (ii) a decrease in revenue derived from the structural steelworks for public sector residential construction projects under the Hong Kong Housing Authority.

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

Private sector

Our revenue derived from the private sector for FY2026 was $0.6 million, representing a decrease of $6.7 million or 92.1% from $7.3 million for FY2025 mainly attributable to the slowdown in the development of the commercial and residential property market in Hong Kong during FY2026.

Our revenue derived from the private sector for FY2025 was $7.3 million, representing a decrease of $2.7 million, or 27.3%, from $10.0 million for FY2024, mainly attributable to the slowdown in the development of the commercial property market in HongKong during FY2025.

Cost of revenue

The following table set forth the breakdown of our cost of revenue by sector:

	For the Fiscal Years Ended March 31						2026 vs 2025 Variance
($’000)	2026	%	2025	%	2024	%	Amount*	%*
Public sector
– Infrastructure and public facilities	25,695	45.5%	5,428	11.0%	19,360	32.8%	20,267	373.4%
– Residential	27,903	49.4%	35,398	71.8%	30,399	51.5%	(7,495)	(21.2)%
	53,598	94.9%	40,826	82.8%	49,759	84.3%	12,772	31.3%
Private sector
– Commercial/industrial	664	1.2%	3,040	6.2%	3,701	6.3%	(2,376)	(78.2)%
– Residential	2,213	3.9%	5,423	11.0%	5,560	9.4%	(3,210)	(59.2)%
	2,877	5.1%	8,463	17.2%	9,261	15.7%	(5,586)	(66.0)%
Total	56,475	100.0%	49,289	100.0%	59,020	100.0%	7,186	14.6%

*	Represents amount and percentage change from FY2025 to FY2026.

Our total cost of revenue for FY 2026 was $56.5 million, representing an increase of $7.2 million, or 14.6%, from $49.3 million in FY2025, primarily due to cost overruns and final account adjustments on certain legacy projects. In line with our decrease in revenue from FY2024 to FY2025, our total cost of revenue decreased by $9.7 million, or 16.5%, from $59.0 million in FY2024 to $49.3 million in FY2025.

The following table sets forth the breakdown of our cost of revenue by nature:

	For the Fiscal Years Ended March 31						2026 vs 2025 Variance
($’000)	2026	%	2025	%	2024	%	Amount*	%*
Materials	18,597	32.9%	11,546	23.4%	15,938	27.0%	7,051	61.1%
Subcontracting of construction site work	2,366	4.2%	2,744	5.6%	9,193	15.6%	(378)	(13.8)%
Machinery leasing	1,811	3.2%	2,634	5.3%	3,802	6.4%	(823)	(31.2)%
Direct labor costs	23,660	41.9%	32,286	65.5%	29,871	50.6%	(8,626)	(26.7)%
Consumable and sundry expenses	230	0.4%	79	0.2%	216	0.4%	151	191.1%
Project loss	9,811	17.4%	-	-%	-	-%	9,811	N/A %
Total	56,475	100.0%	49,289	100.0%	59,020	100.0%	7,186	14.6%

*	Represents amount and percentage of change from FY2025 to FY2026.

Our cost of revenue during FY2026 and FY2025 comprised:

Materials

This represents our costs for procuring materials (mainly steel) required for performing our structural steelworks, which increased by 61.1% from $11.5 million in FY2025 to $18.6 million in FY2026. The increase was mainly attributable to increased demand from customers for supply of pre-tested rebar materials during FY2026. This followed a decrease in the prior year, during which our cost for procuring materials declined by 27.6% from $15.9 million in FY2024 to $11.5 million in FY2025 as a number of our construction projects were close to the mid/final stages of the construction cycle in FY2025 and required fewer materials.

Subcontracting of construction site work

This represents our costs for engaging subcontractors to conduct construction site work and structural steel fabrication work. For subcontractors of construction site work, the scope of services is determined according to our clients’ specifications and requirements. The construction site work undertaken by subcontractors mainly includes bending and cutting, installation, touch-up painting and fire protection work for our fabricated structural steel. Our subcontracting cost decreased from $2.7 million in FY2025 to $2.4 million in FY2026, representing a 13.8% decrease, primarily due to our continued employment of more contract workers instead of engaging subcontractors for better work quality control. This followed a significant reduction in the prior year, during which subcontracting cost decreased from $9.2 million in FY2024 to $2.7 million in FY2025 as we increasingly relied on contract workers to perform structural steelwork.

Machinery leasing

This represents our costs in relation to the hiring of machinery necessary to conduct our construction works, such as bending and cutting machines, cranes and lifting machines for fabricating and moving the structural steel bars. Since several projects have progressed to their final stages in FY2026 and required less machinery, our machinery leasing cost decreased from $2.6 million in FY2025 to $1.8 million in FY2026. This followed a reduction in the prior year, during which our machinery leasing cost decreased from $3.8 million in FY2024 to $2.6 million in FY2025 as several projects were close to the mid/final stages in FY2025 and required less machinery.

Direct labor costs

This represents the salaries and benefits provided to our staff and contract workers who are directly involved in carrying out structural steelworks. Since a number of our projects were close to completion in FY2026 and required less manpower, our direct labor costs decreased by $8.6 million from $32.3 million in FY2025 to $23.7 million in FY2026. This followed an increase in the prior year, during which our direct labor costs increased by $2.4 million from $29.9 million in FY2024 to $32.3 million in FY2025, mainly because (i) most of our projects were in the mid/final stage and required substantial labor intensive work such as welding and assembly of structural steel for installation into the building structures; and (ii) we employed more contract workers to perform the structural steelwork instead of subcontracting to third parties for better quality control,

Consumable and sundry expenses

This represents our various consumables and miscellaneous expenses relevant to the provision of our works, such as utility expenses, repair and maintenance and sundry expenses.

Project loss

This represents the final account adjustments on certain completed legacy projects.

Gross profit and gross profit margin

The following table sets forth the breakdown of our gross profit and gross profit margin:

	For the Fiscal Years Ended March 31						2026 vs 2025 Variance
($’000)	2026	Gross profit margin	2025	Gross profit margin	2024	Gross profit margin	Amount*	Gross profit margin*
Public sector
– Infrastructure and public facilities	2,617	9.2%	769	12.4%	1,804	8.5%	1,848	(3.2)%
– Residential	(7,439)	(36.4)%	4,288	10.8%	1,835	5.7%	(11,727)	(47.2)%
	(4,822)	(9.9)%	5,057	11.0%	3,639	6.8%	(9,879)	(20.9)%
Private sector
– Commercial/industrial	(82)	(14.1)%	(807)	(36.1)%	344	8.5%	725	22.0%
– Residential	(2,213)	(100.0)%	(334)	(6.6)%	460	7.6%	(1,879)	(93.4)%
	(2,295)	(394.3)%	(1,141)	(15.6)%	804	8.0%	(1,154)	(378.7)%
Total	(7,117)	(14.4)%	3,916	7.4%	4,443	7.0%	(11,033)	(21.8)%

*	Represents the change in gross profit amount and gross profit margin from FY2025 to FY2026.

Our total gross profit was negative $7.1 million in FY2026, a decrease of $11.0 million from $3.9 million in FY2025. The public sector and private sector both recorded negative gross profit of US$4.82 million and US$2.29 million respectively for FY2026, primarily due to cost overruns and final account adjustments on certain legacy projects in our public residential sector and the private commercial and residential sectors, which were substantially completed.

Total gross profit decreased by $0.5 million from $4.4 million in FY2024 to $3.9 million in FY2025. However, due to the award of construction projects in the public sector which commanded higher profit margin in FY2025, our gross profit margin in FY2025 increased by 0.4% to 7.4% from 7.0% in FY2024, particularly our gross profit for the construction projects in this sector increased by $1.4 million, or 38.9%, from $3.6 million in FY2024 to $5.1 million in FY2025, and gross profit margin increased by 4.2% from 6.8% for FY2024 to 11.0% for FY2025. The negative gross profit in FY2025 for our private sector construction projects was due to cost overruns and final account adjustments on certain construction projects in this sector. Since these projects have been completed, no provision for future contract losses is required as of March 31, 2025.

Administrative expenses

The following table sets forth the breakdown of our administrative expenses:

	For the Fiscal Years Ended March 31						2026 vs 2025 Variance
($’000)	2026	%	2025	%	2024	%	Amount*	%*
Staff cost (including directors remuneration)	1,865	51.6%	1,226	55.1%	747	85.2%	639	52.1%
Legal and professional fees	712	19.7%	600	26.9%	18	2.1%	112	18.7%
Lease expenses	480	13.3%	222	10.0%	53	6.0%	258	116.2%
Insurance	288	8.0%	78	3.5%	7	0.8%	210	269.2%
Office expenses	122	3.4%	25	1.1%	17	1.9%	97	388.0%
Depreciation	59	1.6%	4	0.2%	3	0.3%	55	1,375.0%
Others	91	2.4%	72	3.2%	32	3.7%	19	26.4%
Total	3,617	100.0%	2,227	100.0%	877	100.0%	1,390	62.4%

*	Represents amount and percentage of change from FY2025 to FY2026.

Our administrative expenses comprised:

Staff costs

This represents the fees, salaries, discretionary bonuses, other welfare and allowances and contributions to the retirement benefit scheme provided to our directors and staff.

Legal and professional fees

This mainly represents our service fees incurred for audit and accounting services and legal advisory services, which remained at a similar level in FY2025 and FY2026. The increase in the prior year was primarily attributable to our initial public offering in FY2025, during which the related audit fee incurred resulted in an increase in the legal and professional fees from $18,000 in FY2024 to $600,000 in FY2025.

Lease expenses

This represents the lease expenses for our office premises, and the increase was due to the rental of new office in FY2026.

Office expenses

This represents the expenses incurred for our office premises.

Insurance

This represents the insurance premium for insurance policies maintained by us, and the increase was due to the purchase of D&O liability insurance after our IPO.

Depreciation

This represents the depreciation charged for our furniture, fixtures and office equipment.

Others

This represents other administrative expenses, such as bank charges, traveling expenses and sundry expenses.

Finance costs

Our interest expense was $392,000 in FY2026, as compared to $549,000 in FY2025, representing a decrease of $157,000 or 28.6%, primarily due to the partial repayment of borrowings during FY2026. This followed an increase in the prior year, during which our interest expense increased from $322,000 in FY2024 to $549,000 in FY2025, representing an increase of $227,000 or 70.5%, primarily due to our new borrowings made during FY2025.

Allowance for credit loss on accounts receivable and contract assets

Based on our assessment, we recorded an allowance for credit loss on accounts receivable and contract assets of $892,000, $13,000, $1,347,000 in FY2026, FY2025 and FY2024 respectively.

(Loss)/profit before taxation

Our loss before taxation was $13,025,000 in FY2026, representing a decrease of $14,164,000 or 1,243.5%, from profit of $1,139,000 in FY2025 primarily attributable to the combined impact of increase in our negative gross profit and higher administrative expenses. This followed a decline in the prior year, during which our profit before taxation decreased from $1,910,000 in FY2024 to $1,139,000 in FY2025, representing a decrease of $771,000 or 40.4%, primarily attributable to the combined impact of lower gross profit and higher administrative expenses.

Income tax expenses

We are a company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains.

OneC Engineering is subject to a two-tiered profits tax rate for taxable income within Hong Kong at the applicable tax rate on taxable income. Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000 (equivalent to approximately $255,000) and 16.5% on any part of assessable profits over HK$2,000,000 (equivalent to approximately $255,000). For FY2026, FY2025 and FY2024, OneC Engineering had no assessable profits arising in Hong Kong and provision of current tax of $Nil, $Nil and $Nil were made. Additionally, deferred tax charges arising from temporary differences between the carrying amount of assets and liabilities of charges of $186,000, $241,000 and $141,000 were recorded for FY2026, FY2025 and FY2024, respectively.

Net (loss) income

As a result of the foregoing, we reported a net loss of $13,211,000 in FY2026, as compared to a net profit of $898,000 and $1,769,000 for FY2025 and FY2024 respectively.

Other comprehensive income

Foreign currency translation adjustment amounted to a loss of $113,000, compared to gains of $44,000 and $28,000 in FY2025 and FY2024 respectively. The balance sheet amounts, with the exception of equity, as of March 31, 2026, 2025 and 2024 were translated at the rate of HK$7.7805 per $1, HK$7.7230 per $1 and HK$7.7685 per $1, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to the income statement accounts for FY2026, FY2025 and FY2024 were HK$7.7953 per $1, HK$7.8109 per $1 and HK$7.8343 per $1, respectively. The change in the value of the HK$ relative to the U.S. dollar may affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

B. Liquidity and Capital Resources

We finance our operations primarily through cash flows from operations and borrowings and loans from a shareholder. As of March 31, 2026, 2025 and 2024, we had a cash balance of $1.7 million, $0.7 million and $1.6 million, respectively.

The following table sets forth a summary of our cash flows:

	For the Fiscal Years Ended March 31,
($’000)	2026	2025	2024
Net cash generated from (used in) operating activities	1,782	(5,114)	(6,962)
Net cash flow used in investing activities	(255)	(3)	(7)
Net cash flow (used in) generated from financing activities	(584)	4,310	7,202
Net increase (decrease) in cash and cash equivalents	943	(807)	233
Cash and cash equivalents at the beginning of the period	749	1,613	1,258
Effect of foreign exchange rate	2	(57)	122
Cash and cash equivalents at the end of the period	1,694	749	1,613

Operating Activities

Our net cash generated from operating activities amounted to $1,782,000 in FY2026, mainly derived from (i) net loss of $13,211,000; (ii) various non-cash items of $2,922,000, such as income tax expenses, interest expense, allowance for credit loss on accounts receivable and contract assets, depreciation of property and equipment and share based compensation expenses; (iii) a decrease in accounts receivable and contract assets of $12,378,000; and (iv) an increase in deposits, prepayments and other receivables and prepayment of equipment of $113,000, which were offset by (i) a decrease in accounts payable and contract liabilities of $1,339,000; and (ii) an increase in accruals and other payables, lease liabilities and amounts due to a shareholder of $1,146,000.

Our net cash used in operating activities amounted to $5,114,000 in FY2025, mainly derived from (i) net income of $898,000; (ii) various non-cash items of $693,000, such as income tax expenses, interest expense, allowance for credit loss on accounts receivable, and depreciation of property and equipment; (iii) a decrease in accounts receivable and inventory of $3,915,000; and (iv) an increase in deposits, prepayments and other receivables and prepayment of equipment and contract assets of $10,378,000; which were offset by (i) an increase in accounts payable and amounts due to a shareholder of $3,779,000; (ii) a decrease in accruals and other payables and contract liabilities of $4,039,000; and (iii) net income tax refunded of $18,000.

Our net cash used in operating activities amounted to $6,962,000 in FY2024, mainly derived from (i) net income of $1,769,000; (ii) various non-cash items of $1,803,000, such as income tax expense, interest expense, allowance for credit loss on accounts receivable, and depreciation of property and equipment; (iii) an increase in accounts receivable and inventory of $9,605,000; (iv) a decrease in deposits, prepayments and other receivables and prepayment of equipment of $3,994,000; and (v) an increase in contract assets of $6,906,000; which were offset by (i) an increase in accounts payable, accruals and other payables and amounts due to a related party of $3,271,000; (ii) a decrease in contract liabilities of $53,000; and (iii) net income tax paid of $1,235,000.

Investing Activities

Our net cash used in investing activities was $255,000, $3,000 and $7,000 in FY2026, FY2025 and FY2024, respectively, representing our purchases of property and equipment during the periods.

Financing Activities

Our net cash used in financing activities amounted to $584,000 in FY2026, which resulted from net repayment of borrowings and a shareholder’s loan during the period.

Our net cash generated from financing activities amounted to $4,310,000 in FY2025, which was primarily attributable to the net proceeds from our IPO of $5,570,000, partially offset by net repayment of borrowings and a shareholder’s loan of $1,260,000 during the period.

Our net cash generated from financing activities amounted to $7,202,000 in FY2024, which was due to the proceeds from bank borrowings of $2,317,000 and a loan from a related company of $4,885,000 during the period.

The following table sets forth a summary of our working capital as of March 31, 2026 and 2025:

	As of March 31,
($’000)	2026	2025
Current assets	36,275	49,079
Current liabilities	14,307	15,944
Working capital	21,968	33,135

Our current assets as of March 31, 2026 amounted to $36.3 million, which comprised cash and cash equivalents of $1.7 million, net accounts receivable of $15.6 million, deposits, prepayments and other receivables of $0.3 million and contract assets of $18.7 million. Current liabilities as of March 31, 2026 amounted to $14.3 million, which comprised accounts payable of $9.3 million, accruals and other payables of $3.5 million, other borrowings of $0.9 million, contract liabilities of $0.3 million, current portion of lease liabilities of $0.2 million and income tax liabilities of $0.1 million.

Current assets as of March 31, 2025 amounted to $49.1 million, which comprised cash and cash equivalents of $0.7 million, net accounts receivable of $22.9 million, prepayment of equipment of $0.2 million, deposits, prepayments and other receivables of $0.2 million and contract assets of $25.0 million. Current liabilities as of March 31, 2025 amounted to $15.9 million, which comprised accounts payable of $10.4 million, accruals and other payables of $2.4 million, other borrowings of $2.1 million, contract liabilities of $0.6 million, current portion of lease liabilities of $0.4 million and income tax liabilities of $0.1 million.

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

Commitments and Contingencies

Capital commitment

As of March 31, 2026, we did not have any capital commitments. As of March 31, 2025, we had a capital commitment of $490,000 for the purchase of machinery.

Contingencies

A subsidiary of the Company is currently a party to a legal proceeding related to a breach of a subcontract relating to the supply, cutting, bending and fixing of steel reinforcement works for the project, with a claim by its main contractor (now in Creditors’ Voluntary Liquidation) amounting to $2.1 million, together with alternative damages to be assessed. The subsidiary of the Company is defending the proceedings and disputes liability. Based on the information available as of the date of this report, there has been no judgment, settlement, admission of liability, or other final adjudication. The management does not consider that a present obligation requiring a probable outflow has been established as of March 31, 2026.

One of our subsidiaries is currently a party to a legal proceeding related to a compensation claim by a former employee in relation to the injuries suffered during the former employee’s course of employment. Based on the information available as of the date of this report, we do not consider that there will be a significant claim in this case. However, as the litigation is ongoing, we cannot determine the likelihood of this outcome and have not recorded an accrual in our financial statements. We will continue to assess the case and make disclosures as and when appropriate.

Save as disclosed above, we may be involved in various claims, suits, investigations and legal proceedings from time to time during our ordinary course of business. Although we do not expect that the outcome in any of these legal proceedings, individually or collectively, will have a material adverse effect on our financial position or results of operations, litigation is inherently unpredictable. Therefore, we could be subject to judgements or enter into settlements of claims that could adversely affect our results of operations or cash flows in a particular period. We will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated in accordance with ASC No. 450-20, “Loss Contingencies”.

The following table summarizes our contractual obligations as of March 31, 2026:

	Payments due by period
($’000)		Less than	1 – 3	3 – 5	More than
Contractual obligations	Total	1 year	years	years	5 years
Other borrowings*	913	913	—	—	—
	913	913	—	—	—

*	As of March 31, 2026, our contractual obligation to repay outstanding other borrowings totaled $913,000.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company — B. Business Overview — Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future results of operations or financial condition.

E. Critical Accounting Policies and Critical Accounting Judgments and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. These accounting principles require us to make judgments, estimates and assumptions on the reported amounts of assets and liabilities at the end of each reporting period, and the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

Critical accounting policies

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, including revenue recognition, accounts receivable, contract assets, contract liabilities and income taxes, the details of which are set out in our consolidated financial statements.

Recent Accounting Pronouncements

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

Allowance for credit loss on accounts receivable and contract assets

We determine the adequacy of allowances for credit losses on accounts receivable and contract assets based on individual account analysis and historical collection trends. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. The allowance for credit loss on accounts receivable and contract assets is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for credit loss after management has determined that the likelihood of collection is not probable.

As of March 31, 2026, we recorded allowance for credit loss on accounts receivable and contract assets of $332,000 and $789,000 (2025: $232,000 and Nil), respectively, on our consolidated balance sheets. We recorded an allowance for credit loss on accounts receivable and contract assets in totaling of $892,000, $13,000 and $1,347,000 in our consolidated statements of operations and comprehensive income for FY2026, FY2025 and FY2024, respectively.

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

OneC Engineering’s contracts may contain variable consideration in the form of unpriced or pending change orders or claims that either increase or decrease the contract price. Variable consideration is generally estimated using the expected value method but may, from time to time, be estimated using the most likely amount method, depending on the circumstances. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration are based on historical experience and known trends.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Set forth below is information concerning our directors and executive officers.

The following individuals are our executive management and members of the board of directors.

Directors and Executive officers	Age	Position
Michael He #	52	Executive Director
Kam Cheung Cheung*	59	Previous Executive Director
Ka Chun Gordon Li	34	General Manager
Hau Wai Tsang	45	Chief Financial Officer
Man Kit Chan	37	Independent Director
Hok Yu Law	36	Independent Director
Suet In Chung	31	Independent Director

# Dr. Michael He was appointed as an Executive Director on July 3, 2026.

* Mr. Kam Cheung Cheung resigned as an Executive Director on April 8, 2026.

The following is a brief biography of each of our executive officers and directors including Mr. Kam Cheung Cheung, who served as Executive Director till April 8, 2026:

Dr. Michael HE was appointed as our executive director since July 3, 2026. Dr. He is a serial high-tech start-up co-founder with extensive experience in various technology areas. From 2018 to 2019, he was a co-founder of Galileo Robotics, a company which developed AI based home service robots, where he designed and implemented various AI robot ASR systems, amongst others. Prior to that, from 2014 to 2017, he was a co-founder and Chief Technology Officer of Yeelens Technology, a company that produced video camera and video doorbell products, where he oversaw the development of the entire company as both a technical and business co-founder. Prior to that, Dr. Michael HE founded several other companies and worked as an audio engineer with Sonos, SRS Labs, and Brainmedia.

Mr. Kam Cheung Cheung served as our executive director since July 19, 2024 until he resigned as executive director on April 8, 2026. Mr. Cheung worked at Sun Hung Kai Properties Limited, one of the largest property developers in Hong Kong (SEHK:016), from 2005 until July 2024, and his last position was senior project manager. Mr. Cheung is an authorized person on the registered list of architects maintained by the Building Authority of Hong Kong, a registered architect under the Architects Registration Board of Hong Kong and a member of the Hong Kong Institute of Architects. Mr. Cheung was also an executive director of Rainbow Foundation Limited, a Hong Kong charity organization, and a member of the advisory committee nominated by the Hong Kong Government for Ma Wan Park Limited (a government-funded organization). Mr. Cheung obtained his Bachelor of Arts (Architectural Studies) and Master of Architecture from the University of Hong Kong in 1990 and 1995, respectively, and a Doctor in Transformational Leadership from the Bethel Bible Seminary in 2024.

Mr. Ka Chun Gordon Li has been our General Manager since June 2024 and has served as the general manager of OneC Engineering since June 2021. Mr. Li has served as the executive director of Hope Life International Holdings Limited (SEHK:1683) from April 2024 to April 2026. Mr. Li has also served as the independent non-executive director of China New Holdings Limited (SEHK:8125) from December 2023 to May 2026 and HSC Resources Group Limited (SEHK:1850) from March 2022 to June 2026. From 2015 to 2021, Mr. Li was the Project Manager and Assistant General Manager of Kam Fung Engineering Limited, where he was responsible for project management and management of daily operations. Mr. Li received his Bachelor of Business (Accounting) in 2017 from the University of Hull.

Ms. Hau Wai Tsang has been our Chief Financial Officer since June 2024 and has served as the chief financial officer of OneC Development since December 2021. Ms. Tsang has served as the independent non-executive director of China New Holdings Limited (SEHK:8125) from October 2023 to May 2026. From 2011 to 2020, Ms. Tsang served as the chief financial officer of Long Well International Holdings Limited (SEHK:850). Ms. Tsang is a certified public accountant of the Hong Kong Institute of Certified Public Accountants and a member of The Institute of Chartered Accountants in England and Wales. Ms. Tsang received her Bachelor of Arts (Accountancy) in 2002 from The Hong Kong Polytechnic University.

Mr. Man Kit Chan has served as our Independent Director since June 14, 2024. Mr. Chan has served as the independent non-executive director of Hang Yick Holdings Company Limited (SEHK:1894) since November 2024. Mr. Chan has served as the independent non-executive director of New Sparkle Roll International Group Limited (SEHK:970) from April 2024 to July 2025. Mr. Chan has been a Partner at Nortik Partners & Co. since 2019 and the sole proprietor of Chan Man Kit CPA since 2018, where he is responsible for audit and accounting services. Mr. Chan is a practicing certified public accountant of the Hong Kong Institute of Certified Public Accountants and a member of the Association of Chartered Certified Accountants. Mr. Chan received his Bachelor of Science (Accounting) in 2013 from the University of Hull.

Mr. Hok Yu Law has served as our Independent Director since June 14, 2024. Mr. Law has been the executive director and company secretary of Hang Yick Holdings Company Limited (SEHK:1894) since May and June 2024, respectively, and the executive director and company secretary of China New Holdings Limited (SEHK:8125) since May 2024. Mr. Law has been the executive director and company secretary of Mexan Limited (SEHK:22) since March and April 2026, respectively. Mr. Law has been an independent non-executive director of Modern Innovative Digital Technology Company Limited (SEHK:2322) since June 2026. Mr. Law has been the company secretary of Xinming China Holdings Limited (SEHK:2699) since March 2026. Mr. Law has been the company secretary of Amasse Capital Holdings Limited (SEHK:8168) from February 2026 to June 2026. Mr. Law has been the company secretary of DreamEast Group Limited (former SEHK:593) from October 2025 to January 2026. Mr. Law served at LET Group Holdings Limited (SEHK:1383) from 2021 to 2023 and his last position was Assistant Financial Controller. Mr. Law worked as a Manager at Ernst & Young from 2020 to 2021 and as an Audit Senior from 2018 to 2020. Mr. Law is a member of the Hong Kong Institute of Certified Public Accountants and obtained his Bachelor of Business Administration (Accountancy) in 2014 from The Hong Kong Polytechnic University.

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

Controlled Company

Our largest shareholder, Rich Plenty, owns approximately 56.25% of the aggregate voting power of our outstanding Ordinary Shares as of the date of this annual report. Rich Plenty has the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets.

Under Nasdaq Listing Rule 5615(a)(7), a company of which more than 50% of the voting power for the election of directors is held by an individual, group, or another company is a “controlled company” and is permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

●	the requirement that a majority of the board of directors consist of independent directors under Nasdaq Listing Rule 5605(b)(1);

●	the requirement to have a compensation committee composed entirely of independent directors under Nasdaq Listing Rule 5605(d); and

●	requirements relating to director nominations under Nasdaq Listing Rule 5605(e), including the requirement that director nominees be selected or recommended by independent directors or a nominations committee composed solely of independent directors.

As a controlled company, we are eligible to, and may, rely on one or more of the controlled-company exemptions under the Nasdaq Listing Rules. To the extent we rely on these exemptions, a majority of the members of our board of directors may not be independent directors, and our nominating and corporate governance committee and compensation committee may not consist entirely of independent directors. Accordingly, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Capital Market.

B. Compensation

For the fiscal year ended March 31, 2026, we paid an aggregate of approximately $585,000 as compensation to our executive officers and directors. Our Hong Kong subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary to the Mandatory Provident Fund. We have not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

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

Insider Participation Concerning Executive Compensation

Our board of directors made all determinations regarding executive officer compensation from the time the Company first entered into employment agreements with executive officers until the establishment of the compensation committee.

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

Compensation Committee

Our compensation committee consists of Mr. Man Kit Chan, Ms. Suet In Chung and Mr. Hok Yu Law, and it is chaired by Ms. Suet In Chung. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer, if any, may not be present at any committee meeting during which his or her compensation is deliberated upon. The compensation committee will be responsible for, among other things:

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

Corporate Governance

The business and affairs of the Company are managed under the direction of our board of directors. We have conducted board meetings regularly since inception. Each of our directors has attended all meetings either in person, or via telephone conference, or the directors have passed resolutions through written consent. In addition to the contact information in this annual report, the board has adopted procedures for communication with the officers and directors as of the date hereof. Each shareholder will be given specific information on how such shareholder can direct communications to the officers and directors of the Company at our annual shareholders’ meetings. All communications from shareholders are relayed to the members of our board of directors.

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

Employment Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to the employment agreements, we have agreed to employ each of our executive officers for a specified time period, which may be renewed upon both parties’ agreement 30 days before the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to, the commission of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer agrees to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without our written consent, any confidential information.

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 16,000,000 Ordinary Shares outstanding as of the date of this annual report.

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

Principal Shareholders
	Ordinary Shares Beneficially Owned		Percentage of Voting Power
	Number	Percent	Percent
Directors and Executive Officers:
Michael He (1)	—	—	—
Ka Chun Gordon Li(1)	—	—	—
Hau Wai Tsang(1)	—	—	—
Man Kit Chan(1)	—	—	—
Hok Yu Law(1)	—	—	—
Suet In Chung(1)	—	—	—

All directors and executive officers as a group	—	—	—

5% Principal Shareholders:
Rich Plenty Limited(2)	9,000,000	56.25%	56.25%

(1)	Except as otherwise indicated below, the business address for our directors and executive officers is at Unit 11, 5/F, Tower 1, Harbour Centre, 1 Hok Cheung Street, Hunghom, Kowloon, Hong Kong.

(2)	The number of Ordinary Shares beneficially owned represents 9,000,000 Ordinary Shares held by Rich Plenty Limited, a BVI company 100% owned by Ms. He Yun. The address for Rich Plenty Limited is Room 02, 28/F, Ho King Commercial Centre, 2-16 Fa Yuen Street, Mongkok, Hong Kong.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Transactions with Related Parties

The following transactions with related parties occurred during the fiscal years ended March 31, 2026, 2025 and 2024:

a.	Key management personnel remuneration

The remuneration for key management personnel of the Company, representing the Company’s directors and executive officers is as follows:

	For the fiscal year ended
	March 31,
	2026	2025	2024
	US$’000	US$’000	US$’000
Key management personnel remuneration	585	483	269

b.	Related party transactions

		For the fiscal year ended
		March 31,
		2026	2025	2024
		US$’000	US$’000	US$’000
(I)	Transaction with a shareholder
(a)	grant of a loan due to a shareholder	3,491	5,314	-
(b)	repayment of a loan due to a shareholder	(2,888)	(6,362)	-
(c)	interest expense on a loan due to a shareholder	298	351	-

(II)	Transactions with a related company in which a former director of our subsidiary was a former director
(a)	the lease of office area under lease expenses	-	-	53
(b)	the charge of building and management fee relating to the lease of office area as mentioned above in (a)	-	-	7
(c)	the recharge of payroll for the secondment of staff	-	-	28
(d)	grant of a loan due to a related company	-	-	6,105
(e)	repayment of a loan due to a related company	-	-	(1,308)
(f)	interest expense on a loan due to a related company	-	-	312
(g)	provision of guarantee on bank borrowings, limited up to	-	-	unlimited

(III)	Transactions with a shareholder of a related company as in (II) above
(a)	provision of guarantee on bank borrowings, limited up to	-	-	3,025

c.	Outstanding balances with related parties

		As of
	Notes	March 31, 2026	March 31, 2025
		US$’000	US$’000
Under current liabilities
Amount due to a shareholder	(1)	(9)	(2)

Under non-current liabilities
Loan due to a shareholder	(2)	(22,310)	(21,567)

Notes:

(1)	The amount due to a shareholder represents the miscellaneous expenses paid on our behalf and is non-secured, interest-free and repayable on demand.

(2)	The loan due to a shareholder is non-secured, interest bearing at HIBOR but limited to 1.5% per annum and the repayment date of this loan was extended to June 30, 2028.

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

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract, and labor and employment claims. Save as disclosed in Note 19 to the consolidated financial statements, neither we, nor the operating subsidiary is a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, is likely to have any material and adverse effect on our business, financial condition, cash flow, or results of operations.

Dividend Policy

See “Item 3. Key Information—Dividend Distributions, Cash Transfers, and Tax Consequences.”

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

B. Memorandum and Articles of Association

The information required by this item is incorporated by reference the description of our Amended and Restated Memorandum and Articles and the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333-283186), as amended, initially filed with the SEC on November 13, 2024, and declared effective on December 20, 2024. The amended and restated memorandum of association and amended and restated articles of association comprising our Amended and Restated Memorandum and Articles were filed as Exhibits 3.1 and 3.2, respectively, to such registration statement.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.Exchange Controls

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

The Cayman Islands enacted the ES Act together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. If a company is considered to be a “relevant entity,” and is conducting one or more of the nine “relevant activities”, then that company will be required to comply with the economic substance requirements in relation to the relevant activity from July 1, 2019. All companies whether a relevant entity or not are required to file an annual report with the Registrar of Companies of the Cayman Islands confirming whether or not they are carrying on any relevant activities.

Material U.S. Federal Income Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following discussion is a brief summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by a U.S. Holder (as defined below) that has acquired our Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This brief discussion is based upon existing U.S. federal tax law as of the date of this annual report, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, contribution tax and alternative minimum tax considerations, any withholding or information reporting requirements, or any state, local and non-U.S. tax considerations relating to the ownership or disposition of our Ordinary Shares. The following brief summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Based on our operations, and the composition of our income and assets including income generated from our investment products purchased from banks, we believe we were not a PFIC for the current taxable year, and do not expect to be a PFIC for the foreseeable future under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for any future taxable year. With the cash we raised in our IPO, any cash raised in future offerings, and any other assets held for the production of passive income, it is possible that, for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash raised in our IPO. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash raised in our IPO) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

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

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the U.S. Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year in which you hold, or are deemed to hold Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed below “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

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

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the U.S. Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

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

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent who was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent who was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares is inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder not to reserve a step-up in basis under Section 1014 and instead to receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC rules discussed above, the gross amount of any distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Capital Market. Accordingly, so long as our Ordinary Shares are readily tradable on the Nasdaq Capital Market, dividends paid on our Ordinary Shares should generally satisfy the readily tradable requirement described in clause (1) above. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report. We did not declare or pay any dividends for the current year.

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

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the U.S. Internal Revenue Code at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. Backup withholding generally will be imposed by the applicable withholding agent only if required under applicable law. Transactions effected through certain brokers or other intermediaries may be subject to withholding taxes, including backup withholding, and such brokers or intermediaries may be required by law to withhold such taxes. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

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

Hong Kong Profits Taxation

Our operating subsidiary, OneC Engineering incorporated in Hong Kong conducts its business primarily in Hong Kong and is therefore subject to Hong Kong profits tax currently at the rate of 8.25% on its assessable profits up to HK$2,000,000 and 16.5% on any part of its assessable profits over HK$2,000,000, which has become applicable since the year of assessment of 2018/2019. Under Hong Kong tax laws, profits tax is not chargeable on any profits arising in or derived from outside Hong Kong. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any tax withholding in Hong Kong. See “Item 3. Key Information—Dividend Distributions, Cash Transfers, and Tax Consequences” for further details on our dividend policy.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions under Section 16(b) and short-sale restrictions under Section 16(c) of the Exchange Act. However, our directors and officers are subject to the beneficial ownership reporting requirements under Section 16(a) of the Exchange Act.

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

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposure on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates and have not used any derivative financial instruments to manage our interest rate risk exposure during the fiscal years ended March 31, 2026, 2025 and 2024.

Credit risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable and other receivables. As of March 31, 2026 and 2025, US$1,694,000 and US$749,000, respectively, were deposited with financial institutions located in Hong Kong. In accordance with the relevant regulations in Hong Kong, the maximum insured bank deposit amount is US$102,821 (HK$800,000) for each financial institution. While we believe that these financial institutions are of high credit quality, we continually monitor their credit worthiness.

We are also exposed to risk from our accounts receivable. These assets are subject to credit evaluations. An allowance for credit loss has been made for estimated unrecoverable amounts, which have been determined by reference to past default experience and the current economic environment.

Concentration risk

There were three, two and two customers from whom revenues individually represent greater than 10% of our total revenues for the fiscal years ended March 31, 2026, 2025 and 2024, respectively. The total sales to these customers accounted for approximately 89.61%, 68.70% and 61.30% of our total revenues for the fiscal years ended March 31, 2026, 2025 and 2024, respectively. As of March 31, 2026 and 2025, three customers in each year individually represented greater than 10% of the Group’s accounts receivable and accounted for approximately 55.65% and 64.25% of the Group’s accounts receivable respectively.

The following customers accounted for 10% or more of revenue for the fiscal years ended March 31, 2026, 2025 and 2024:

	For the Fiscal Year Ended		For the Fiscal Year Ended			For the Fiscal Year Ended
	March 31, 2026		March 31, 2025			March 31, 2024
	US$’000%		US$’000%			US$’000%
Customer A	10,634	21.54%	29,305	55.08%		20,103	31.68%
Customer B	-	- %*	1,808	3.40	%*	18,795	29.62%
Customer C	5,282	10.70%	7,246	13.62%		5,047	7.95	%*
Customer E	28,312	57.36%	4,531	8.52	%*	-	-	%*

The following customers accounted for 10% or more of our accounts receivable (gross amount), as of March 31, 2026 and 2025:

	As of March 31, 2026		As of March 31, 2025
	US$’000%		US$’000%
Customer A	2,905	18.29%	3,548	15.32%
Customer B	3,199	20.14%	8,888	38.37%
Customer E	2,735	17.22%	2,445	10.55%

*	Represents less than 10%

There were three suppliers in each of the fiscal years ended March 31, 2026, 2025 and 2024 whose purchases individually represented greater than 10% of our total purchases. The total purchases from these suppliers accounted for approximately 94.57%, 78.01% and 67.26% of our total purchases for the fiscal years ended March 31, 2026, 2025 and 2024, respectively. As of March 31, 2026 and 2025, two suppliers each year individually represented greater than 10% of the Group’s accounts payable and accounted for approximately 93.73% and 83.64% of the Group’s accounts payable respectively.

The following suppliers accounted for 10% or more of purchases for the fiscal years ended March 31, 2026, 2025 and 2024:

	For the Fiscal Year Ended		For the Fiscal Year Ended		For the Fiscal Year Ended
	March 31, 2026		March 31, 2025		March 31, 2024
	US$’000%		US$’000%		US$’000%
Supplier A	-	- %*	1,456	5.86%*	9,193	31.54%
Supplier B	7,725	33.63%	6,525	26.28%	-	-	%*
Supplier D	-	- %*	-	- %*	6,496	22.29%
Supplier E	2,490	10.84%	3,817	15.37%	3,915	13.43%
Supplier F	-	-%	9,027	36.36%	183	0.64	%*
Supplier J	11,510	50.10%	-	- %*	-	-	%*

The following suppliers accounted for 10% or more of our accounts payable as of March 31, 2026 and 2025:

	As of March 31, 2026		As of March 31, 2025
	US$’000%		US$’000%
Supplier A	6,152	66.33%	6,198	59.88%
Supplier B	2,541	27.40%	2,459	23.76%

*	Represents less than 10%

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

We incurred approximately $1.64 million in expenses in connection with our initial public offering, which included approximately $0.49 million in underwriting discounts and commissions and approximately $0.07 million in expenses paid to or for the underwriter’s non-accountable expenses. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% of our equity securities or our affiliates. None of the net proceeds we received from our IPO were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

The net proceeds raised from our IPO were approximately $5.36 million, after deducting underwriting discounts and the offering expenses payable by us.

The proceeds from our IPO were used in the manner as disclosed in our registration statement on Form F-1, as amended (File Number 333-283186).

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our general manager (chief executive officer) and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, as of March 31, 2026. Based on that evaluation, our general manager (chief executive officer) and chief financial officer concluded that our disclosure controls and procedures as of March 31, 2026 were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. As required by Section 404(a) of the Sarbanes-Oxley Act of 2002, under the supervision and with the participation of our management, including our general manager (chief executive officer) and chief financial officer, we assessed the effectiveness of our internal control over financial reporting as of March 31, 2026 based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, our management concluded that our internal control over financial reporting was effective as of March 31, 2026.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. As an emerging growth company and a non-accelerated filer, we are not required to provide an auditor attestation report on internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B. CODE OF ETHICS

As a foreign private issuer, we are permitted to follow home country practice in lieu of certain Nasdaq corporate governance requirements, subject to applicable disclosure requirements. We have not adopted a code of conduct applicable to all directors, officers and employees as contemplated by Nasdaq Listing Rule 5610, and we follow Cayman Islands practice, which does not require the adoption of such a code. We have also not adopted a code of ethics within the meaning of Item 16B of Form 20-F applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We believe that our existing governance policies and procedures, including oversight by our board of directors and audit committee, are appropriate for our current stage of development.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Audit Alliance LLP, our independent registered public accounting firm, for the periods indicated.

	For the Fiscal Years Ended March 31,
	2026	2025	2024
Audit fees(1)	$160,000	160,000	310,000
Audit-Related fees	50,660	80,060	-
Total	$210,660	240,060	310,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in the fiscal year ended March 31, 2025.

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

Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on Nasdaq prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands law does not require shareholder approval prior to any of the foregoing types of issuances. We, therefore, are not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. We have elected to follow our home country practice as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction.

Nasdaq Listing Rule 5610 requires a listed company to adopt a code of conduct applicable to all directors, officers and employees and to make such code publicly available. As a foreign private issuer, we have elected to follow Cayman Islands practice in lieu of Nasdaq Listing Rule 5610. Cayman Islands law does not require us to adopt a code of conduct applicable to all directors, officers and employees or to make such a code publicly available. Accordingly, our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers.

In addition, Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of their board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. However, if we change our board composition such that independent directors do not constitute a majority of our board of directors, our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Ordinary Shares and the Trading Market — We are a foreign private issuer within the meaning of the rules under the Exchange Act, and, as such, we are exempt from certain provisions applicable to U.S. domestic public companies.” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Ordinary Shares and the Trading Market — As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.”

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

Our board of directors has also adopted a compensation recovery policy required by Nasdaq Listing Rule 5608, which is incorporated by reference as Exhibit 97.1 to this annual report.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of the Company and its subsidiaries are included at the end of this annual report.

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
2.2

Description of Securities, incorporated by reference to Exhibit 2.2 to the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2025, filed with the SEC on August 12, 2025. (incorporated by reference to Exhibit 2.2 to the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2025 (File No. 001-42457), filed with the SEC on August 12, 2025)

4.1	Form of Employment Agreement by and between the Registrant and its executive officers (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-283186) initially filed with the Securities and Exchange Commission November 13, 2024)
4.2	Form of Indemnification Agreement by and between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-283186) initially filed with the Securities and Exchange Commission November 13, 2024)
4.3	A copy of the Loan Facility Agreement by and between Chong Kin Group Holdings Limited and OneConstruction Development Limited (formerly known as “Radiant Path Developments Limited”) dated June 30, 2021 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-283186) initially filed with the Securities and Exchange Commission November 13, 2024)
4.4	A copy of the Deed of Assignment by and among Glamour Blessing Limited, Rich Plenty Limited, Chong Kin Group Holdings Limited and OneConstruction Development Limited dated June 11, 2024 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-283186) initially filed with the Securities and Exchange Commission November 13, 2024)
4.5	A copy of the Loan Facility Agreement by and between Rich Plenty Limited and OneConstruction Development Limited dated September 3, 2024 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-283186) initially filed with the Securities and Exchange Commission November 13, 2024)
4.6	OneConstruction Group Limited 2025 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form S-8 (file No. 333-285951) filed with the Securities and Exchange Commission on March 20, 2025)
8.1	Subsidiaries (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (File No. 333-283186) initially filed with the Securities and Exchange Commission November 13, 2024)
11.1	Insider Trading Policy of the Registrant (incorporated by reference to Exhibit 11.1 to the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2025, filed with the SEC on August 12, 2025)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Compensation Recovery Policy of the Registrant (incorporated by reference to Exhibit 97.1 to the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2025, filed with the SEC on August 12, 2025)
101*	The following financial statements from the Company’s Annual Report on Form 20-F for the year ended March 31, 2026, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income (Loss), (iii) Consolidated Statements of Changes in Shareholders’ Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OneConstruction Group Limited

	By:	/s/ Ka Chun Gordon Li
Ka Chun Gordon Li
General Manager
(Principal Executive Officer)

Date: July 23, 2026

ONECONSTRUCTION GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of OneConstruction Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of OneConstruction Group Limited and its subsidiaries (collectively, the “Group”) as of March 31, 2026 and 2025, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the three years ended March 31, 2026, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Audit Alliance LLP

Singapore

July 23, 2026

PCAOB ID Number 3487

We have served as the Group’s auditor since 2024.

ONECONSTRUCTION GROUP LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Notes	2026	2025	2024
		US$’000	US$’000	US$’000
Revenue	4	49,358	53,205	63,463
Cost of revenue	4	(56,475)	(49,289)	(59,020)
Gross (loss) profit		(7,117)	3,916	4,443

Other income	5	480	12	13
Allowance for credit loss on accounts receivable and contract assets		(892)	(13)	(1,347)
Administrative expenses		(3,617)	(2,227)	(877)
Share based compensation expenses		(1,487)	-	-
(Loss) profit from operations		(12,633)	1,688	2,232
Finance costs	6	(392)	(549)	(322)
(Loss) profit before taxation		(13,025)	1,139	1,910
Income tax expense	8	(186)	(241)	(141)
Net (loss) income		(13,211)	898	1,769

Other comprehensive (expense) income
Exchange difference on translation of foreign operations		(113)	44	28

Total comprehensive (expense) income attributable to shareholders		(13,324)	942	1,797

Net (loss) income per share attributable to shareholders
Basic and diluted (cents)	9	(84)	8	16

Weighted average number of ordinary shares used in computing net (loss) income per share
Basic and diluted		15,720,548	11,686,301	11,250,000

The accompanying notes are an integral part of these consolidated financial statements.

ONECONSTRUCTION GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

		As of
	Notes	March 31, 2026	March 31, 2025
		US$’000	US$’000
ASSETS
Current assets:
Accounts receivable, net	10	15,553	22,934
Prepayment of equipment	19	-	209
Deposits, prepayment and other receivables		329	218
Contract assets	11	18,699	24,969
Cash and cash equivalents		1,694	749
Total current assets		36,275	49,079

Non-current assets:
Property and equipment	12	414	11
Right-of-use assets, operating leases	13	211	567
Deferred tax assets	14	-	188
Total non-current assets		625	766
Total assets		36,900	49,845

LIABILITIES AND EQUITY
Accounts payable	15	9,275	10,350
Accruals and other payables	16	3,496	2,351
Amount due to a shareholder	18	9	2
Contract liabilities	11	283	630
Operating lease liabilities	13	211	373
Bank and other borrowings	17	913	2,117
Current income tax liabilities		120	121
Total current liabilities		14,307	15,944

Non-current liabilities:
Operating lease liabilities	13	-	193
Loan due to a shareholder	18	22,310	21,567
Total non-current liabilities		22,310	21,760

Shareholders’ equity:
Ordinary shares, par value US$0.0001, 500,000,000 shares authorized, 16,000,000 and 13,000,000 ordinary shares issued and outstanding as of March 31, 2026 and 2025 respectively		2	1
Additional paid-in capital		7,035	5,570
(Accumulated loss) Retained earnings		(6,714)	6,497
Exchange reserve		(40)	73
Total shareholders’ equity		283	12,141
Total liabilities and equity		36,900	49,845

The accompanying notes are an integral part of these consolidated financial statements.

ONECONSTRUCTION GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares		Additional	Retained earnings
	Number of shares	Amount	paid-in capital	(Accumulated loss)	Exchange reserve	Total Equity
		US$’000	U S$’000	US$’000	US$’000	US$’000
As of April 1, 2023	11,250,000	1	-	3,830	1	3,832
Profit for the year	-	-	-	1,769	-	1,769
Other comprehensive income for the year	-	-	-	-	28	28
As of March 31, 2024 and April 1, 2024	11,250,000	1	-	5,599	29	5,629
Issuance of new shares	1,750,000	-	5,570	-	-	5,570
Profit for the year	-	-		898	-	898
Other comprehensive income for the year	-	-	-	-	44	44
As of March 31, 2025 and April 1, 2025	13,000,000	1	5,570	6,497	73	12,141
Issuance of ordinary shares, net of issuance costs	3,000,000	1	(22)	-	-	(21)
Share based compensation expenses	-		1,487	-	-	1,487
Loss for the year	-	-	-	(13,211)	-	(13,211)
Other comprehensive expense for the year	-	-	-	-	(113)	(113)
As of March 31, 2026	16,000,000	2	7,035	(6,714)	(40)	283

The accompanying notes are an integral part of these consolidated financial statements.

ONECONSTRUCTION GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2026	2025	2024
	US$’000	US$’000	US$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	(13,211)	898	1,769

Adjustments for:
Income tax expense	186	241	141
Non-cash interest expense	371	435	312
Allowance for credit loss on accounts receivable and contract assets	892	13	1,347
Depreciation of property and equipment	59	4	3
Non-cash lease expense	480	-	-
Share based compensation expenses	1,487	-	-

Changes in operating assets and liabilities
Change in inventories	-	231	(233)
Change in accounts receivable	7,096	3,684	(9,372)
Change in deposits, prepayments and other receivables and prepayment of equipment	(113)	(414)	3,994
Change in contract assets	5,282	(9,964)	(6,906)
Change in accounts payable	(998)	3,777	1,361
Change in accruals and other payables	977	(1,008)	1,908
Change in lease liabilities	(392)	-	-
Change in amounts due to a related company	-	-	2
Change in amounts due from (to) a shareholder	7	2	-
Change in contract liabilities	(341)	(3,031)	(53)
Net cash generated from (used in) operations	1,782	(5,132)	(5,727)
Income taxes paid (net of refunds)	-	18	(1,235)
Net cash flow generated from (used in) operating activities	1,782	(5,114)	(6,962)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(490)	(3)	(7)
Government grant received in respect of machinery acquired	235	-	-
Net cash flow used in investing activities	(255)	(3)	(7)

CASH FLOWS FROM FINANCING ACTIVITIES
Drawdown of bank borrowings	-	6,913	2,317
Repayment of bank borrowings	-	(9,218)	-
Drawdown of other borrowings	2,437	4,257	-
Repayment of other borrowings	(3,624)	(2,164)	-
Proceeds from loan due to a related company, net	-	-	4,885
Proceeds (repayment) from loan due to a shareholder, net	603	(1,048)	-
Proceeds from issuance of common stock, net of issuance costs	-	5,570	-
Net cash flow (used in) generated from financing activities	(584)	4,310	7,202

Net increase (decrease) in cash and cash equivalents	943	(807)	233

Cash and Cash equivalents at beginning of the year	749	1,613	1,258
Effect of foreign exchange	2	(57)	122
Cash and Cash equivalents at end of the year	1,694	749	1,613

Supplemental cash flow information:
Cash received for interest	1	4	8
Cash paid for interest	(21)	(114)	(10)
Net interest paid	(20)	(110)	(2)

Supplemental disclosure of non-cash financing activities:
Interest expense on loan due to a related company	-	-	312
Interest expense on loan due to a shareholder	298	351	-
Interest expense on other borrowings	73	84	-
Non-cash interest expense	371	435	312

The accompanying notes are an integral part of these consolidated financial statements.

ONECONSTRUCTION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. CORPORATE INFORMATION

OneConstruction Group Limited (the “Company”) was incorporated in the Cayman Islands on June 14, 2024 under the Companies Act as an exempted company with limited liability. The principal activities of the Company and its subsidiaries (collectively the “Group”) are the provision of structural steelwork for construction projects in Hong Kong, including the installation and forming of steel structures, typically serving as the backbone of buildings and infrastructure during the initial construction stage.

2. GOING CONCERN UNCERTAINTY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going concern uncertainty

For the year ended March 31, 2026, the Company reported a net loss of $13,211,000 and had an accumulated loss of $6,714,000 as of March 31, 2026. Notwithstanding these results, the Company maintained a positive net assets value of $283,000 and current assets of $21,969,000 as of March 31, 2026. Management has prepared and assessed the Company’s cash flow forecast for twelve-month period following March 31, 2026, which indicates that the Company will have sufficient financial resources to meet its obligations as and when they fall due. In addition, management intends to focus the Company’s resources on projects with stronger profitability and continues to evaluate opportunities to enhance the Company’s capital position, including through private placements or public offerings, if considered necessary. Critically, the major shareholder provided a formal written forbearance undertaking to defer repayment of the US$22,310,000 shareholder loan until June 30, 2028, fully covering the 12-month evaluation horizon and eliminating near-term refinancing pressure. Based on the above assessment, management believes that the Company has adequate resources to continue its operations for the foreseeable future, and accordingly, the financial statements have been prepared on a going concern basis.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

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

Functional currency and foreign currency translation

The functional currency of the Company and its subsidiaries is Hong Kong dollar (“HK$”). The reporting currency is United States dollar (“US$”). Assets and liabilities are translated at exchange rates prevailing at the balance sheet date. Income and expense items are translated at average exchange rates during the reporting period. Translation adjustments are recorded in other comprehensive income.

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

Financial assets and liabilities of the Group primarily consist of accounts receivable, net, financial assets included in deposits, prepayments and other receivables, contract assets and cash and cash equivalents, financial liabilities included in accounts payable, accruals and other payables, amounts due to shareholders, loan due to a shareholder, contract liabilities, operating lease liabilities.

Inventories

Inventories comprise materials held for use for construction. Inventories are stated at the lower of cost and net realizable value. Costs of inventories comprise purchase cost are determined using a weighted average cost method. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and all estimated costs necessary to make the sale or fulfill the project.

Cash and cash equivalents

Cash and cash equivalents represent cash on hand and highly-liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

Accounts receivable, net

Accounts receivable mainly consists of amount due from the Group’s customers, which are recorded net of allowance for the credit losses. The Group records allowance for the credit losses for accounts receivable based on assessments of the recoverability of the accounts receivable and individual account analysis, including the current creditworthiness and the past collection history of each customer. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of March 31, 2026 and 2025, the Group had an allowance for the credit losses on accounts receivable of approximately US$332,000 and US$232,000, respectively.

Contract Assets and Contract Liabilities

Contract assets represent the contract revenue recognized but not yet billed pursuant to contract terms. As of March 31, 2026 and 2025, the Group had an allowance for the credit losses on contract assets US$790,000 and Nil, respectively.

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

Category	Estimated useful life
Furniture, fixtures, office equipment and machinery	5 years

ONECONSTRUCTION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Impairment of long-lived assets

The Group evaluates its long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amounts of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Group recognizes an impairment loss based on the excess of the carrying amounts of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. There was no impairment of long-lived assets recognized for the fiscal years ended March 31, 2026 and 2025.

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

The Group recognized revenue over time when the construction work services were performed over prescribed periods specified within the contract with the customer. Depending on the terms of the contract and the laws applicable to the contract, the services are performed gradually and revenue is recognized over time, Group’s performance creates or enhances an asset that the customer controls as asset is created or enhanced.

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

ONECONSTRUCTION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Share based compensation

The Group accounts for share based compensation arrangements in accordance with ASC 718, Compensation—Stock Compensation. Share based compensation cost for equity-classified awards granted to employees and directors is measured at the grant-date fair value of the award and is recognized as compensation expense over the requisite service period, which is generally the vesting period, on a straight-line basis.

The fair value of stock options is estimated using a binomial lattice model, which requires management to make assumptions including risk-free interest rate, expected multiple, expected dividend yield, and expected volatility.

The Group accounts for forfeitures as they occur. Share based compensation expense is recognized within the same financial statement line item as cash compensation paid to the respective employees. For awards with performance or market conditions, compensation expense is recognized when it is probable that the performance condition will be achieved or in accordance with the applicable accounting guidance for market conditions.

Upon exercise of stock options or vesting of restricted stock awards, the Company issues new shares of common stock. The Company records excess tax benefits and tax deficiencies associated with share based compensation arrangements in income tax expense in the consolidated statements of operations in the period in which they occur.

Administrative expenses

Administrative expenses consist primarily of salaries, bonuses and benefits for employees involved in general corporate functions, and those not specifically dedicated to sales activities, such as depreciation and amortization of fixed assets, legal and other professional services fees, rental and other general corporate related expenses.

Employee benefits

Full time employees of the Group in Hong Kong participate in a government mandated defined contribution plan, pursuant to which MPF is provided to the employees. The Hong Kong Legislative Council requires the Hong Kong subsidiary of the Group to make contributions for MPF based on 5% of the employees’ salaries, up to a maximum amount of US$2,300 (HK$18,000) per year. The Group has no legal obligation for the benefits beyond the contributions made.

ONECONSTRUCTION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Uncertain tax positions

The Group applies the provisions of ASC topic 740 (“ASC 740”), Accounting for Income Taxes, to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements. The benefit of a tax position is recognized if a tax return position or future tax position is “more likely than not” to be sustained under examination based solely on the technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured, using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The estimated liability for unrecognized tax benefits is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and or developments with respect to tax audits, and the expiration of the statute of limitations. Additionally, in future periods, changes in facts and circumstances, and new information may require the Group to adjust the recognition and measurement of estimates with regards to changes in individual tax position. Changes in recognition and measurement of estimates are recognized in the period in which the change occurs.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations and comprehensive income for the fiscal years ended March 31, 2026, 2025 and 2024, respectively.

Comprehensive income

The Group has adopted FASB Accounting Standard Codification Topic 220 (“ASC 220”) “Comprehensive income”, which establishes standards for reporting and the presentation of comprehensive income, its components and accumulated balances.

ONECONSTRUCTION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

There was no other comprehensive income/(loss) except for the exchange differences on translation of foreign operations for the fiscal years ended March 31, 2026, 2025 and 2024, respectively.

Leases

The Group accounts for leases under ASC Topic 842, Leases. The Group determines if an arrangement is or contains a lease at inception. Right-of- use assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. The Group considers only payments that are fixed and determinable at the time of lease commencement.

At the commencement date, the lease liability is recognized at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets as of March 31, 2026, 2025 and 2024, respectively.

Operating lease assets are included within “right-of-use assets, operating leases”, and the corresponding operating lease liabilities are included within “lease liabilities” on the consolidated balance sheets as of March 31, 2026 and 2025, respectively.

Related party transaction

A related party is generally defined as (i) any person and or their immediate family who hold 10% or more of the company’s securities (ii) the Company’ s management and or their immediate family, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

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

Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) have been identified as the Group’s executive officers, who review consolidated results when making decisions about allocating resources and assessing performance of the Group. Accordingly, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of reporting. As the Group’s long-lived assets are substantially located in Hong Kong, no geographical segments are presented.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

ONECONSTRUCTION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on the consolidated balance sheets, statements of operations and comprehensive income, and statements of cash flows.

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

Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable and other receivables. As of March 31, 2026 and 2025, US$1,694,000 and US$749,000, respectively, were deposited with financial institutions located in Hong Kong. In accordance with the relevant regulations in Hong Kong, the maximum insured bank deposit amount is US$102,821 (HK$800,000) for each financial institution. While the Group believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

The Group is also exposed to risk from its accounts receivable. These assets are subject to credit evaluations. An allowance for credit loss has been made for estimated unrecoverable amounts, which have been determined by reference to past default experience and the current economic environment.

Concentration risk

There were three, two and two customers from whom revenues individually represent greater than 10% of the total revenues of the Group for the fiscal years ended March 31, 2026, 2025 and 2024, respectively. The total revenue to these customers accounted for approximately 89.61%, 68.70% and 61.30% of total revenues for the fiscal years ended March 31, 2026, 2025 and 2024, respectively. As of March 31, 2026 and 2025, three customers in each year individually represented greater than 10% of the Group’s accounts receivable and accounted for approximately 55.65% and 64.25% of the Group’s accounts receivable respectively.

ONECONSTRUCTION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following customers accounted for 10% or more of revenue for the fiscal years ended March 31, 2026, 2025 and 2024:

	For the Fiscal Year Ended		For the Fiscal Year Ended			For the Fiscal Year Ended
	March 31, 2026		March 31, 2025			March 31, 2024
	US$’000%		US$’000%			US$’000%
Customer A	10,634	21.54%	29,305	55.08%		20,103	31.68%
Customer B	-	- %*	1,808	3.40	%*	18,795	29.62%
Customer C	5,282	10.70%	7,246	13.62%		5,047	7.95	%*
Customer E	28,312	57.36%	4,531	8.52	%*	-	-	%*

The following customers accounted for 10% or more of our accounts receivable (gross amount), as of March 31, 2026 and 2025:

	As of March 31, 2026		As of March 31, 2025
	US$’000%		US$’000%
Customer A	2,905	18.29%	3,548	15.32%
Customer B	3,199	20.14%	8,888	38.37%
Customer E	2,735	17.22%	2,445	10.56%

*	Represents less than 10%

There were three, three and three suppliers from whom purchases individually represent greater than 10% of our total purchases for the fiscal years ended March 31, 2026, 2025 and 2024, respectively. The total purchase from these suppliers accounted for approximately 94.57%, 78.01% and 67.26% of our total purchase for the fiscal years ended March 31, 2026, 2025 and 2024, respectively. As of March 31, 2026 and 2025, two suppliers in each year individually represented greater than 10% of the Group’s accounts payable and accounted for approximately 93.73% and 83.64% of the Group’s accounts payable respectively.

The following suppliers accounted for 10% or more of purchases for the fiscal years ended March 31, 2026, 2025 and 2024:

	For the Fiscal Year Ended		For the Fiscal Year Ended			For the Fiscal Year Ended
	March 31, 2026		March 31, 2025			March 31, 2024
	US$’000%		US$’000%			US$’000%
Supplier A	-	- %*	1,456	5.86	%*	9,193	31.54%
Supplier B	7,725	33.63%	6,525	26.28%		-	-	%*
Supplier D	-	- %*	-	-	%*	6,496	22.29%
Supplier E	2,490	10.84%	3,817	15.37%		3,915	13.43%
Supplier F	-	-%	9,027	36.36%		183	0.64	%*
Supplier J	11,510	50.10%	-	-	%*	-	-	%*

The following suppliers accounted for 10% or more of our accounts payable as of March 31, 2026 and 2025:

	As of March 31, 2026		As of March 31, 2025
	US$’000%		US$’000%
Supplier A	6,152	66.33%	6,198	59.9%
Supplier B	2,541	27.40%	2,459	23.8%

*	Represents less than 10%

ONECONSTRUCTION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. REVENUE AND COST OF REVENUE

	2026		2025		2024
	US$’000%		US$’000%		US$’000%
Revenue (Note (a))
Public Sector
– Infrastructure and public facilities	28,312	57.4%	6,197	11.6%	21,164	33.3%
– Residential	20,464	41.5%	39,686	74.6%	32,234	50.8%
Sub-total	48,776	98.8%	45,883	86.2%	53,398	84.1%

Private Sector
– Commercial/industrial (Note (b))	582	1.2%	2,233	4.2%	4,045	6.4%
– Residential	-	0.0%	5,089	9.6%	6,020	9.5%
Sub-total	582	1.2%	7,322	13.8%	10,065	15.9%

Total	49,358	100.0%	53,205	100.0%	63,463	100.0%

	2026		2025		2024
	US$’000%		US$’000%		US$’000%
Cost of revenue
Public Sector
– Infrastructure and public facilities	25,695	45.5%	5,428	11.0%	19,360	32.8%
– Residential	27,903	49.4%	35,398	71.8%	30,399	51.5%
Sub-total	53,598	94.9%	40,826	82.8%	49,759	84.3%

Private Sector
– Commercial/industrial	664	1.2%	3,040	6.2%	3,701	6.3%
– Residential	2,213	3.9%	5,423	11.0%	5,560	9.4%
Sub-total	2,877	5.1%	8,463	17.2%	9,261	15.7%

Total	56,475	100.0%	49,289	100.0%	59,020	100.0%

	2026		2025		2024
	US$’000	GP%	US$’000	GP%	US$’000	GP%
Gross profit
Public Sector
– Infrastructure and public facilities	2,617	9.2%	769	12.4%	1,804	8.5%
– Residential	(7,439)	(36.4)%	4,288	10.8%	1,835	5.7%
Sub-total	(4,822)	(9.9)%	5,057	11.0%	3,639	6.8%

Private Sector
– Commercial/industrial	(82)	(14.1)%	(807)	(36.1)%	344	8.5%
– Residential	(2,213)	(100.0)%	(334)	(6.6)%	460	7.6%
Sub-total (Note (b))	(2,295)	(394.3)%	(1,141)	(15.6)%	804	8.0%

Total	(7,117)	(14.4)%	3,916	7.4%	4,443	7.0%

Notes:

(a)	Revenue from the provision of construction services is recognized over time, using an input method to measure progress towards complete satisfaction of the service, because the Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced. The input method recognizes revenue based on the proportion of the actual costs incurred relative to the estimated total costs for the satisfaction of the construction services. A certain percentage of payments is retained by customers until the end of the retention period, as the Group’s entitlement to the final payment is conditional on the satisfaction of the service quality by the customers over a certain period, as stipulated in the contracts.

(b)	Gross profit for the public sector and private sector was negative US$4.82 million and negative US$2.29 million, respectively, for the year ended March 31, 2026 compared to US$5.06 million and negative US$1.14 million respectively, negative gross profit was primarily due to cost overruns and final account adjustments on certain legacy projects. These contracts have been substantially completed, and no provision for future contract losses is required as of March 31, 2026.

ONECONSTRUCTION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. OTHER INCOME

	For the fiscal year ended March 31,
	2026	2025	2024
	US$’000	US$’000	US$’000
Bank interest income	1	4	8
Sundry income	3	8	5
Derecognition of accounts payable upon closure of business	476	-	-
	480	12	13

6. FINANCE COSTS

		For the fiscal year ended March 31,
	Notes	2026	2025	2024
		US$’000	US$’000	US$’000
Interest expense on loan due to a related company	18(B)	-	-	312
Interest expense on loan due to a shareholder	18(B)	298	351	-
Interest expense on loan due to bank borrowings		-	114	10
Interest expense on loan due to other borrowings	17(a)	94	84	-
		392	549	322

7. EMPLOYEE BENEFITS EXPENSES

All eligible employees of the Group are entitled to MPF. The Group is required to make contributions to the fund and accrues these benefits based on certain percentages of the qualified employees’ salaries and compensation:

	For the fiscal year ended March 31,
	2026	2025	2024
	US$’000	US$’000	US$’000
Salaries, bonus and allowance	24,394	37,067	29,718
Retirement benefits scheme contributions	577	702	666
Share based compensation expenses (Note (a))	1,487	-	-
	26,458	37,769	30,384

(a)

During the year ended March 31, 2026, the Company granted an aggregate of 3,000,000 share options (the “Incentive Share Options”) to certain employees under its 2025 Equity Incentive Plan for 3-year services. The awards were granted to attract and retain key personnel, provide additional incentives, and align employees’ interests with those of the Company’s shareholders. Each Incentive Share Option entitles the holder to subscribe for one ordinary share of the Company at an exercise price of US$0 per share. The options vest ratably over the three-year requisite service period, and share-based compensation cost is amortized on a straight-line basis over that same period. For the year ended March 31, 2026, the Company recognized share-based compensation expense of $1,487,000 related to these options.

The grant-date fair value of the Incentive Share Options was US$1.64 per share at the grant date and was determined using the binomial lattice model. The Company recognizes the compensation expense over the requisite service period, which is generally the vesting period, on a straight-line basis.

ONECONSTRUCTION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8. INCOME TAX EXPENSE

Cayman Islands

Pursuant to the current rules and regulations, the Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Therefore, the Company is not subject to any tax in the Cayman Islands.

Hong Kong

The Group is subject to a two-tiered income tax rate for taxable income earned in Hong Kong. The first HK$2 million (approximately US$256,000) profits earned by a company is subject to tax at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate of 16.5%.

The following table presents the composition of income tax expenses for the fiscal years ended March 31, 2026, 2025 and 2024:

	For the fiscal years ended March 31,
	2026	2025	2024
	US$’000	US$’000	US$’000
Current income tax expense	-	-	-
Deferred tax expense (credit)	186	241	141
	186	241	141

Reconciliation of the difference between the Hong Kong statutory income tax rate applicable to profits of the Group and the income tax expenses of the Group was as follows:

	For the fiscal years ended March 31,
	2026	2025	2024
	US$’000	US$’000	US$’000
Profit before provision for income taxes	(13,025)	1,139	1,910

Income tax expenses computed at statutory rate	(2,149)	188	315
Effect of preferential tax rates	-	-	-
Non-deductible expenses	556	107	2
Non-taxable income	(83)	(1)	(176)
Tax loss not recognised (Note (a))	1,676	-	-
Over provision of deferred tax in prior years	-	(53)	-
Change in valuation allowance	186	-	-
	186	241	141

Note:

(a)	As at March 31, 2026, the Group has unused tax losses of approximately $10,156,000 (2025:Nil) available for offset against future profits. No deferred tax assets have been recognised for the tax losses of $10,156,000 (2025: Nil) due to the unpredictability of future profit streams. All tax losses may be carried forward indefinitely.

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

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2026, 2025 and 2024, the Group did not have any significant unrecognized uncertain tax positions.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations for the fiscal years ended March 31, 2026, 2025 and 2024.

9. NET (LOSS) INCOME PER SHARE ATTRIBUTABLE TO SHAREHOLDERS

The following table sets forth the computation of basic and diluted earnings per share for the fiscal years ended March 31, 2026, 2025 and 2024.

	For the fiscal years ended
	March 31,
	2026	2025	2024
Numerator:
Net income (loss) attributable to shareholders (US$’000)	(13,211)	898	1,769
Denominator:
Weighted average number of ordinary shares used in computing net (loss) income per share (shares)	15,720,548	11,686,301	11,250,000
Net (loss) income per share attributable to shareholders (cents)	(84)	8	16

10. ACCOUNTS RECEIVABLE, NET

Accounts receivable, and the allowance for credit losses consisted of the following:

	As of
	March 31, 2026	March 31, 2025
	US$’000	US$’000
Accounts receivable	9,963	17,934
Less: Allowance for credit losses	(332)	(232)
Sub – total	9,631	17,702
Retention receivables	5,922	5,232
Total	15,553	22,934

The aging analysis of accounts receivable, net of allowance for credit losses, based on invoice date is as follows:

	As of
	March 31, 2026	March 31, 2025
	US$’000	US$’000
Within 90 days	11,183	14,369
91 to 180 days	324	48
181 to 365 days	1,505	4,007
Over 1 year	2,541	4,510
Total	15,553	22,934

Accounts receivable are past due when a counterparty has failed to make a payment when contractually due. Credit terms granted to customers vary from contract to contract. The credit period granted to customers is 0 to 60 days from payment certification date except for retention receivables.

The Group recognized allowance for expected credit losses on accounts receivable of approximately US$102,000 and approximately US$13,000, respectively, for the fiscal years ended March 31, 2026 and March 31, 2025.

ONECONSTRUCTION GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of the allowance for credit losses of accounts receivable:

US$’000
As of April 1, 2024	(1,893)
Allowance for credit loss on accounts receivable for the year	(13)
Write off	1,667
Exchange realignment	7
As of March 31, 2025	(232)
Allowance for credit loss on accounts receivable for the year	(102)
Exchange realignment	2
As of March 31, 2026	(332)

11. CONTRACT ASSETS AND LIABILITIES

	As of
	March 31, 2026	March 31, 2025
	US$’000	US$’000
Contract assets	19,489	24,969
Less: Allowance for expected credit losses	(790)	-
	18,699	24,969

Contract liabilities	283	630

The contract assets represent the Group’s right to consideration in exchange for services that the Group has transferred to a customer, which have not been billed to the customers. As of March 31, 2026, the Group recognized allowance for expected credit losses on contract assets of approximately US$790,000 (March 31, 2025: Nil).

The aging analysis of contract assets, net of allowance for credit losses, based on duration of assets recognized is as follows:

	As of
	March 31, 2026	March 31, 2025
	US$’000	US$’000
Within 90 days	14,709	18,969
91 to 180 days	-	-
181 to 365 days	237	5,612
Over 1 year	3,753	388
Total	18,699	24,969

Reconciliation of the allowance for credit losses of contract assets:

US$’000
As of April 1, 2024	-
Allowance for credit loss on contract assets for the year	-
Exchange realignment	-
As of March 31, 2025	-
Allowance for credit loss on contract assets for the year	(790)
Exchange realignment	-
As of March 31, 2026	(790)

The contract liabilities represent the Group’s obligation to transfer services to a customer to which the Group has received consideration (or an amount of consideration is due) from the customer.

Transaction price allocated to performance obligations unsatisfied at end of the year and expected to be recognized as the revenue:

	As of
	March 31, 2026	March 31, 2025
	US$’000	US$’000
Within 1 year after the reporting date	21,231	31,563
Between 1 year and 2 years after the reporting date	5,622	29,765
Between 2 years and 3 years after the reporting date	-	3,137
Transaction price allocated to performance obligations unsatisfied	26,853	64,465

ONECONSTRUCTION GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. PROPERTY AND EQUIPMENT

During the fiscal year ended March 31, 2026, the Group’s additional property and equipment were approximately US$697,000, of which the Group received government subsidies of US$235,000 from the Hong Kong government in respect of qualified machinery acquired.

During the fiscal year ended March 31, 2026, the Group did not dispose of any property and equipment.

During the fiscal year ended March 31, 2026, the Group recorded depreciation expenses of approximately US$59,000.

13. LEASES

Operating leases

The Group leases offices from a third party. As the lease does not provide an implicit rate, the Group used an incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Group’s lease agreement does not contain any material guarantees or restrictive covenants. The Group does not have any sublease activities.

Operating leases result in the recognition of right-of-use (“ROU”) assets and lease liabilities on the balance sheet. ROU assets represent the Group’s right to use the leased asset for the lease term, and lease liabilities represent the obligation to make lease payments. The operating lease expenses were charged to administrative expenses.

A summary of supplemental information related to the Group’s leases as of March 31, 2026 and 2025 was as follows:

	For the year ended	For the year ended
	March 31, 2026	March 31, 2025
	US$’000	US$’000
Cash paid for amounts included in the measurement of lease liabilities:
Operating cashflows used in operating lease – Lease expenses	392	222
Interest on lease liabilities	25	19

Operating lease right-of-use assets, net	211	567

Operating lease liabilities, current	211	373
Operating lease liabilities, non-current	-	193
Weighted average remaining lease terms – operating lease	5 months	18 months
Weighted average discount rate – operating lease	5.25% -5.63%	5.63%

The maturity analysis of the annual undiscounted cash flows for the operating lease, as of March 31, 2026 and March 31, 2025 were as follows:

	As of
	March 31, 2026	March 31, 2025
	US$’000	US$’000
Within 1 year	214	395
More than 1 year but less than 2 years	-	198
Total undiscounted lease payments	214	593
less: imputed interest	(3)	(27)
Total lease liabilities	211	566

ONECONSTRUCTION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. DEFERRED TAX ASSETS

The movements of deferred tax assets are as follows:

	Credit loss in relation to accounts receivable	Deferred taxable income	Unused tax loss	Total
	US$’000	US$’000	US$’000	US$’000
As of March 31, 2024	36	392	-	428
Credit (charge) for the year	2	(391)	148	(241)
Exchange realignment	-	(1)	2	1
As of March 31, 2025	38	-	150	188
Valuation allowance	(38)	-	(148)	(186)
Exchange realignment	-	-	(2)	(2)
As of March 31, 2026	-	-	-	-

15. ACCOUNTS PAYABLE

Accounts payable consisted of the following:

	As of
	March 31, 2026	March 31, 2025
	US$’000	US$’000
Third parties	9,275	10,350

16. ACCRUALS AND OTHER PAYABLES

Accruals and other payables consisted of the following:

	As of
	March 31, 2026	March 31, 2025
	US$’000	US$’000
Accrued expenses and other payables	1,350	192
Salaries payable	2,146	2,159
	3,496	2,351

ONECONSTRUCTION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. BANK AND OTHER BORROWINGS

Bank and other borrowings were as follows as of the respective balance sheet dates:

	As of
	March 31, 2026	March 31, 2025
	US$’000	US$’000
Other borrowings from third parties (Note (a))	913	2,117
	913	2,117

(a)	The other borrowings from third parties were unsecured, bear interest at fixed rates ranging from 5.25% to 15.00% per annum, and are repayable within 12 months from the balance sheet date. The borrowings are not subject to any financial covenants, are not secured by any company assets, and were not in default as of March 31, 2026.

The Company recognized interest expense of US$94,000 related to these borrowings during the year ended March 31, 2026. The outstanding principal balance of these borrowings as of March 31, 2026 was US$913,000.

18. RELATED PARTY TRANSACTIONS AND BALANCES

The Group had the following transactions with related parties:

(A) Key management personnel remuneration

The remuneration for key management personnel of the Group, representing the Group’s directors and executive officers is as follows:

	For the fiscal years ended
	March 31,
	2026	2025	2024
	US$’000	US$’000	US$’000
Key management personnel remuneration	585	483	269

(B) Related party transactions

		For the fiscal years ended
		March 31,
		2026	2025	2024
		US$’000	US$’000	US$’000
(I)	Transaction with a shareholder
(a)	grant of a loan due to a shareholder	3,491	5,314	-
(b)	repayment of a loan due to a shareholder	(2,888)	(6,362)	-
(c)	interest expense on a loan due to a shareholder	298	351	-

(II)	Transactions with a related company in which a former director of a subsidiary of the Company was a former director
(a)	the lease of office area under lease expenses	-	-	53
(b)	the charge of building and management fee in relation to the lease of office area as mentioned above in (a)	-	-	7
(c)	the recharge of payroll for the secondment of staff personnel	-	-	28
(d)	grant of a loan due to a related company	-	-	6,105
(e)	repayment of a loan due to a related company	-	-	(1,308)
(f)	interest expense on a loan due to a related company	-	-	312
(g)	provision of guarantee on bank borrowings, limited up to	-	-	unlimited

ONECONSTRUCTION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(C) Outstanding balances with related parties

		As of
	Notes	March 31, 2026	March 31, 2025
		US$’000	US$’000
Under current liabilities
Amount due to a shareholder	(a)	(9)	(2)

Under non-current liabilities
Loan due to a shareholder	(b)	(22,310)	(21,567)

Notes:

(a)	The amount due to a shareholder represents the miscellaneous expenses paid on behalf of the Group, and is non-secured, interest-free and repayable on demand.

(b)	The loan due to a shareholder is non-secured, bearing interest at HIBOR, subject to a cap of 1.5% per annum, and the repayment date of this loan was extended to June 30, 2028.

19. COMMITMENTS AND CONTINGENCIES

Capital commitment

As of March 31, 2026, the Group did not have any capital commitments. As of March 31, 2025, the Group had outstanding capital commitments of US$490,000 related to the acquisition of machinery under two purchase agreements with suppliers. The total contract amount for these acquisitions is US$699,000 (HK$5,420,000), of which US$209,000 (HK$1,600,000) had been paid as prepayment of equipment under current assets as of March 31, 2025. the machinery was delivered during the fiscal year of FY2026. No prepayment of equipment as at March 31, 2026.

Contingencies

A subsidiary of the Company is currently a party to a legal proceeding related to a compensation claim by a former employee, in relation to injuries suffered during the former employee’s course of employment with the Group. Based on the information available as of the date of this report, the management does not consider that there will be a significant claim in this case. However, as the litigation is ongoing, the Group cannot determine the likelihood of this outcome and has not recorded an accrual in its financial statements. The Group continues to assess the case and will update its disclosures as necessary.

A subsidiary of the Company is currently a party to a legal proceeding related to a breach of a subcontract relating to the supply, cutting, bending and fixing of steel reinforcement works for the project, a claim by its main contractor (now in Creditors’ Voluntary Liquidation) amounting to US$2.1 million, together with alternative damages to be assessed. The subsidiary of the Company is defending the proceedings and disputes liability. Based on the information available as of the date of this report, there has been no judgment, settlement, admission of liability, or other final adjudication. The management does not consider that a present obligation requiring a probable outflow has been established as of March 31, 2026.

Save as disclosed above, the Group, in the ordinary course of its business, is involved in various claims, suits, investigations and legal proceedings that arise from time to time. Although the Group does not expect that the outcome in any of these legal proceedings, individually or collectively, will have a material adverse effect on its financial position or results of operations, litigation is inherently unpredictable. Therefore, the Group could be subject to judgements or enter into settlements of claims that could adversely affect its results of operations or cash flows in a particular period.

ONECONSTRUCTION GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes our contractual obligations as of March 31, 2026:

	Payments due by period
($’000)		Less than	1 – 3	3 – 5	More than
Contractual obligations	Total	1 year	years	years	5 years
Other borrowings*	913	913	—	—	—
	913	913	—	—	—

*	As of March 31, 2026, our contractual obligation to repay outstanding other borrowings totaled $913,000.

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

Significant Segment Expense Categories Provided to the CODM

The CODM regularly receives and reviews the following expense categories, which are included in the segment’s measure of profit or loss:

	For the Fiscal Year Ended March 31,
($’000)	2026	2025	2024
	US$’000	US$’000	US$’000
Revenue	49,358	53,205	63,463
Cost of revenue	(56,475)	(49,289)	(59,020)

Administrative expenses
Staff cost	(1,865)	(1,226)	(747)
Legal and professional fees	(712)	(600)	(18)
Lease expenses	(480)	(222)	(53)
Insurance	(288)	(78)	(7)
Office expenses	(122)	(25)	(17)
Depreciation	(59)	(4)	(3)
Others	(91)	(72)	(32)

Share based compensation expenses	(1,487)	-	-

Other segment (expense)/income	(804)	(550)	(1,656)

Income tax expenses	(186)	(241)	(141)

Net (loss) income	$(13,211)	898	1,769

21. SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (i) recognized, or those that provide additional evidence with respect to conditions that existed at the dates of the balance sheets, including the estimates inherent in the process of preparing financial statements, and (ii) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. The Company evaluated all events and transactions from March 31, 2026 up to the report date, which is the date that these consolidated financial statements are available to be issued. There are no material subsequent events that require disclosures in the consolidated financial statements.